This is a confidential draft submission to the U.S. Securities and Exchange Commission pursuant to Section 106(a) of the Jumpstart Our Business Startups Act of 2012 on March 29, 2023 and is not being filed publicly under the Securities Act of 1933, as amended.

Registration No. 333- ___________

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM F-1

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

BIOLINGUS (CAYMAN) LIMITED

(Exact name of registrant as specified in its charter)

Cayman Islands	2834	Not Applicable
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

Grossmatt 6

CH-6052 Hergiswil NW

Switzerland

+41786645430

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Sichenzia Ross Ference LLP

1185 Avenue of the Americas, 31st Floor,

New York, NY 10036Tel: (212) 930-9700

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Benjamin Tan, Esq. Sichenzia Ross Ference LLP 1185 Avenue of the Americas, 31st Floor New York, NY 10036 Tel: (212) 930-9700 Fax: (212) 930-9725	Ross D. Carmel, Esq. Anthony A. Patel, Esq. Carmel, Milazzo & Feil LLP 55 West 39th Street, 18th Floor New York, NY 10018 Tel: 212-658-0458 Fax: (646) 838-1314

Approximate date of commencement of proposed sale to the public: Promptly after the effective date of this registration statement.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box: ☒

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933.

Emerging growth company ☒

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act. ☐

† The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

The Registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this registration statement shall the become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the registration statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to such Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. We may not sell the securities until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell these securities and we are not soliciting any offer to buy these securities in any jurisdiction where such offer or sale is not permitted.

SUBJECT TO COMPLETION

PRELIMINARY PROSPECTUS DATED March 29, 2023,

BIOLINGUS (CAYMAN) LIMITED

3,000,000 Ordinary Shares

This is the initial public offering (the “Offering”) of BioLingus (Cayman) Limited, an exempted company with limited liability incorporated under the laws of the Cayman Islands, whose principal place of business is in Switzerland. As a holding company with no operations, we conduct all of our operations through our subsidiaries in Switzerland and to a lesser extent, Hong Kong SAR (“HK SAR”), the People’s Republic of China (“PRC”) and Australia.

The ordinary shares, par value US$0.000001 (“Ordinary Shares”) offered in this Offering are shares of the holding company that is incorporated in the Cayman Islands.

Investors are cautioned that you are not buying shares of any of our subsidiaries but instead are buying shares of a Cayman Islands holding company with operations conducted by our subsidiaries in Switzerland, HK SAR, the PRC and Australia and that this structure involves unique risks to investors. Our subsidiaries in HK SAR and the PRC and indirectly wholly-owned by us. We do not use a Variable Interest Entity structure.

Investors of our Ordinary Shares should be aware that they may never directly hold equity interests in our subsidiaries.

No public market currently exists for our Ordinary Shares. We intend to apply for listing on The Nasdaq Capital Market under the symbol “                          ” for the Ordinary Shares we are offering. We expect that the initial public offering price (the “Offering Price”) will be between $           to $           per Ordinary Share. We believe that upon the completion of the Offering, we will meet the standards for listing on the Nasdaq Capital Market. This offering is conditioned upon the successful listing of our Ordinary Shares on Nasdaq. If Nasdaq does not approve our listing application this Offering will be terminated.

We are and will be, on completion of the Offering, a “controlled company” as defined under the Nasdaq Stock Market Rule 5615(c) and IM-5615-5 as long as our founders, namely Yves Decadt, Sai Ying Thomas Ko and Didier Coquoz and their affiliates, own and hold more than 50% of our voting power as defined under the Nasdaq Rule 5615(c) and IM-5615-5. For so long as we are a controlled company under that definition, we are permitted to elect to rely and may rely, on certain exemptions from corporate governance rules, including:

●	an exemption from the rule that a majority of our board of directors must be independent directors;

●	an exemption from the rule that the compensation of our chief executive officer must be determined or recommended solely by independent directors; and

●	an exemption from the rule that our director nominees must be selected or recommended solely by independent directors.

As a result, you will not have the same protection afforded to shareholders of companies that are subject to these corporate governance requirements. Although we do not intend to rely on the “controlled company” exemption under the Nasdaq listing rules, we could elect to rely on this exemption in the future. If we elected to rely on the “controlled company” exemption, a majority of the members of our board of directors might not be independent directors and our nominating and corporate governance and compensation committees might not consist entirely of independent directors upon closing of the Offering.

As of the date hereof, we are authorized to issue an unlimited number Ordinary Shares and we have 10,000,000 Ordinary Shares issued and outstanding.

We are an “emerging growth company” as defined in the Jumpstart Our Business Act of 2012, as amended, and, as such, are eligible for to reduced public company reporting requirements. Investing in our ordinary shares involves risks. See “RISK FACTORS” beginning on page 25.

	Per Share	Total
Public offering price	$
Underwriting discounts and commissions to be paid by us(1)	$
Proceeds, before expenses, to us(1)(2)	$

(1)	We have agreed to pay the underwriter a discount equal to seven percent (7%) of the gross proceeds of the offering. In addition to the discount, we will also reimburse the Underwriter for its accountable out-of-pocket expenses not to exceed $250,000. See “Underwriting” in this prospectus for more information regarding our arrangements with the Underwriter.
(2)	The total estimated expenses related to this offering are set forth in the section entitled “Fees, Commission and Expense Reimbursement.”

We expect our total cash expenses payable to our underwriter, Univest Securities LLC (the “Underwriter”), for its reasonable accountable expenses referenced above, exclusive of the above commissions to be $      . We estimate that the total expenses of this Offering, including registration, filing and listing fees, printing fees and legal and accounting expenses, but excluding the underwriting fees and commissions and Underwriter’s accountable expenses, will be approximately $ .

The Underwriter expects to deliver the Ordinary Shares to purchasers in the Offering on or about [●], 2023.

This Offering is being conducted on a firm commitment basis. The Underwriter has agreed to purchase and pay for all of the Ordinary Shares offered by this prospectus if they purchase any Ordinary Shares. We have also granted the Underwriter an option for a period of 45 days from the date of this prospectus supplement to purchase up to 15% of the Ordinary Shares in this Offering at the Offering price, less underwriting commissions and discounts, to cover any over-allotments.

BioLingus (Cayman) Limited is an exempted company with limited liability incorporated under the laws of the Cayman Islands and structured as a holding company. As a holding company with no material operations of our own, we conduct all of our operation through our Swiss subsidiary, Biolingus IP GmbH, our HK SAR subsidiary, BioLingus (Hong Kong) Limited, our PRC subsidiary, BioLingus Beijing and our Australian subsidiary BioLingus Research (Australia) Pty Ltd.

Because of our corporate structure as an exempted company with limited liability incorporated under the laws of the Cayman Islands and structured as a holding company with some operations conducted by our PRC subsidiary, it involves unique risks to investors. Investors in our Ordinary Shares should be aware that they do not directly hold equity interests in BioLingus Beijing or BioLingus (Hong Kong) Limited, but rather are purchasing equity solely in BioLingus (Cayman) Limited, our Cayman Islands holding company, which indirectly owns 100% equity interests in BioLingus (Hong Kong) Limited and BioLingus Beijing. Chinese regulatory authorities could change the rules and regulations regarding foreign ownership in the industry in which we operate, which would likely result in a material change in our operations and/or a material change in the value of the securities we are registering for sale, including that it could cause the value of such securities to significantly decline or become worthless. Our Ordinary Shares offered in this Offering are shares of our Cayman Islands holding company instead of shares of our subsidiaries in China. See “Risk Factors – Risks Related to Doing Business in China – The Chinese government exerts substantial influence over the manner in which we must conduct our business activities. We are currently not required to obtain approval from Chinese authorities to list on U.S exchanges, however, if our subsidiaries or the holding company were required to obtain approval in the future and were denied permission from Chinese authorities to list on U.S. exchanges, we will not be able to continue listing on U.S. exchange, which would materially affect the interest of the investors” on page 38.

Investing in our Ordinary Shares involves a high degree of risk. Before buying any Ordinary Shares, you should carefully read the discussion of material risks of investing in our Ordinary Shares in “Risk Factors” beginning on page 25 of this prospectus.

In particular, as some of our operations are conducted through our HK SAR and PRC subsidiaries, we are subject to certain legal and operational risks associated with our operations in HK SAR and China, including risks resulting from changes in the legal, political and economic policies of the Chinese government, the relations between China and the United States, or Chinese or United States regulations may materially and adversely affect our business, financial condition and results of operations. PRC laws and regulations governing our current business operations are sometimes vague and uncertain, and therefore, these risks could result in a material change in our operations and/or the value of our Ordinary Shares or could significantly limit or completely hinder our ability to offer or continue to offer securities to investors and cause the value of our Ordinary Shares to significantly decline or be worthless. Recently, the PRC government initiated a series of regulatory actions and statements to regulate business operations in China with little advance notice, including cracking down on illegal activities in the securities market, enhancing supervision over China-based companies listed overseas using variable interest entity structure, adopting new measures to extend the scope of cybersecurity reviews, and expanding the efforts in anti-monopoly enforcement.

On December 28, 2021, the Cyberspace Administration of China (the “CAC”), together with 12 other governmental departments of the PRC, jointly promulgated the Cybersecurity Review Measures, which became effective on February 15, 2022. The Cybersecurity Review Measures requires that an online platform operator which possesses the personal information of at least one million users must apply for a cybersecurity review by the CAC if it intends to be listed in foreign countries. As confirmed by our PRC counsel, Beijing DeHeng Law Office , since we are not an online platform operator that possesses over one million users’ personal information, we are not subject to the cybersecurity review with the CAC under the Cybersecurity Review Measures, and for the same reason, we will not be subject to the network data security review by the CAC if the Draft Regulations on the Network Data Security Administration (Draft for Comments) (the “Security Administration Draft”) are enacted as proposed. See “Risk Factors — Risks Related to Doing Business in China — The Chinese government exerts substantial influence over the manner in which we must conduct our business activities. We are currently not required to obtain approval from Chinese authorities to list on U.S exchanges, however, if our subsidiaries or the holding company were required to obtain approval in the future and were denied permission from Chinese authorities to list on U.S. exchanges, we will not be able to continue listing on U.S. exchange, which would materially affect the interest of the investors” on page 38.

As of the date of this prospectus, as advised by our PRC counsel, Beijing DeHeng Law Office, no relevant laws or regulations in the PRC explicitly require us to seek approval from the China Securities Regulatory Commission, or the CSRC, or any other PRC governmental authorities for our overseas listing plan, nor has our Cayman Islands holding company, any of our subsidiaries received any inquiry, notice, warning or sanctions regarding our planned overseas listing from the CSRC or any other PRC governmental authorities. However, since these statements and regulatory actions by the PRC government are newly published and official guidance and related implementation rules have not been issued, it is highly uncertain how soon legislative or administrative regulation making bodies will respond and what existing or new laws or regulations or detailed implementations and interpretations will be modified or promulgated, if any, and the potential impact such modified or new laws and regulations will have on our daily business operation, the ability to accept foreign investments and list on an U.S. or other foreign exchange. The Standing Committee of the National People’s Congress, or the SCNPC, or other PRC regulatory authorities may in the future promulgate laws, regulations or implementing rules that requires our company or any of our subsidiaries to obtain regulatory approval from Chinese authorities before listing in the U.S. In other words, although the Company is currently not required to obtain permission from any of the PRC central (or national) or local government to obtain such permission and has not received any denial to list on the U.S. exchange, our operations could be adversely affected, directly or indirectly; our ability to offer, or continue to offer, securities to investors would be potentially hindered and the value of our securities might significantly decline or be worthless, by existing or future laws and regulations relating to its business or industry or by intervene or interruption by PRC governmental authorities, if we or our subsidiaries (i) do not receive or maintain such permissions or approvals, (ii) inadvertently conclude that such permissions or approvals are not required, (iii) applicable laws, regulations, or interpretations change and we are required to obtain such permissions or approvals in the future, or (iv) any intervention or interruption by PRC governmental with little advance notice. See “Risk Factors — Risks Related to Doing Business in China” beginning on page 31 and “— Risks Related to this Offering,” beginning on page 48 of this prospectus for a discussion of these legal and operational risks and information that should be considered before making a decision to purchase our Ordinary Shares.

In addition, since 2021, the Chinese government has strengthened its anti-monopoly supervision, mainly in three aspects: (1) establishing the National Anti-Monopoly Bureau; (2) revising and promulgating anti-monopoly laws and regulations, including: the Anti-Monopoly Law (the amendment to the PRC Anti-Monopoly Law issued on June 24, 2022 and will be effective from August 1, 2022), the anti-monopoly guidelines for various industries, and the detailed Rules for the Implementation of the Fair Competition Review System; and (3) expanding the anti-monopoly law enforcement targeting Internet companies and large enterprises. As of the date of this prospectus, the Chinese government’s recent statements and regulatory actions related to anti-monopoly concerns have not impacted our ability to conduct business, accept foreign investments, or list on a U.S. or other foreign exchange because neither the Company nor its HK SAR or PRC subsidiaries engage in monopolistic behaviors that are subject to these statements or regulatory actions.

Pursuant to the Holding Foreign Companies Accountable Act, or the HFCAA, if the Public Company Accounting Oversight Board, or the PCAOB, is unable to inspect an issuer’s auditors for three consecutive years, the issuer’s securities are prohibited to trade on a U.S. stock exchange. The PCAOB issued a Determination Report on December 16, 2021 which found that the PCAOB is unable to inspect or investigate completely registered public accounting firms headquartered in: (1) mainland China of the People’s Republic of China because of a position taken by one or more authorities in mainland China; and (2) Hong Kong, a Special Administrative Region and dependency of the PRC, because of a position taken by one or more authorities in Hong Kong. Furthermore, the PCAOB’s report identified the specific registered public accounting firms which are subject to these determinations. On June 22, 2021, United States Senate has passed the Accelerating Holding Foreign Companies Accountable Act, which, if enacted, would decrease the number of “non-inspection years” from three years to two years, and thus, would reduce the time before our securities may be prohibited from trading or delisted if the PCAOB determines that it cannot inspect or investigate completely our auditor. On August 26, 2022, the PCAOB announced that it had signed a Statement of Protocol (the “SOP”) with the China Securities Regulatory Commission and the Ministry of Finance of China. The SOP, together with two protocol agreements governing inspections and investigations (together, the “SOP Agreement”), establishes a specific, accountable framework to make possible complete inspections and investigations by the PCAOB of audit firms based in mainland China and HK SAR, as required under U.S. law. The SOP Agreement remains unpublished and is subject to further explanation and implementation. In other words, the SOP Agreement is just the first step toward opening access for the PCAOB to inspect and investigate registered public accounting firms headquartered in mainland China and HK SAR. Pursuant to the fact sheet with respect to the SOP Agreement disclosed by the SEC, the PCAOB shall have sole discretion to select any audit firms for inspection or investigation and the PCAOB inspectors and investigators shall have a right to see all audit documentation without redaction. According to the PCAOB, its December 2021 determinations under the HFCAA remain in effect. The PCAOB is required to reassess these determinations by the end of 2022. Under the PCAOB’s rules, a reassessment of a determination under the HFCAA may result in the PCAOB reaffirming, modifying or vacating the determination. However, if the PCAOB continues to be prohibited from conducting complete inspections and investigations of PCAOB-registered public accounting firms in mainland China and HK SAR, the PCAOB is likely to determine by the end of 2022 that positions taken by authorities in the PRC obstructed its ability to inspect and investigate registered public accounting firms in mainland China and HK SAR completely, then the companies audited by those registered public accounting firms would be subject to a trading prohibition on U.S. markets pursuant to the HFCAA. On December 16, 2022, the Chairwoman of the House Committee on Financial Services announced that PCAOB had determined that it had gained complete and unfettered access to be able to inspect China-based and HK SAR-based PCAOB-registered accounting and audit firms.

As of the date of the prospectus, WWC, P.C., our auditor, is not subject to the determinations as to inability to inspect or investigate completely as announced by the PCAOB on December 16, 2021. The Company’s auditor is based in the U.S. and is registered with PCAOB and subject to PCAOB inspection. Despite the announcement on December 16, 2022, in the event it is later determined that the PCAOB is unable to inspect or investigate completely the Company’s auditor because of a position taken by an authority in a foreign jurisdiction, then such lack of inspection could cause trading in the Company’s securities to be prohibited under the HFCAA, and ultimately result in a determination by a securities exchange to delist the Company’s securities. See “Risk Factors — Risks Related to Doing Business in China — The recent joint statement by the SEC and PCAOB, proposed rule changes submitted by Nasdaq, and the Holding Foreign Companies Accountable Act all call for additional and more stringent criteria to be applied to emerging market companies upon assessing the qualification of their auditors, especially the non-U.S. auditors who are not inspected by the PCAOB. These developments could add uncertainties to our Offering” on page 44.

We currently have not maintained any cash management policies that dictate the purpose, amount and procedure of cash transfers between the Company, our subsidiaries, or investors. Rather, the funds can be transferred in accordance with the applicable PRC laws and regulations. To the extent cash or assets in the business is in the PRC or HK SAR or a PRC or HK SAR entity, the funds or assets may not be available to fund operations or for other use outside of the PRC or HK SAR due to interventions in or the imposition of restrictions and limitations on the ability of us or our subsidiaries by the PRC government to transfer cash or assets. See “Risk Factors - Risks Related to Doing Business in China - To the extent cash or assets in the business is/are in the PRC or HK SAR or a PRC or HK SAR entity, the funds or assets may not be available to fund operations or for other use outside of the PRC or HK SAR due to interventions in or the imposition of restrictions and limitations on the ability of us or our subsidiaries by the PRC government to transfer cash or assets.”

Under existing PRC foreign exchange regulations, payment of current account items, such as profit distributions and trade and service-related foreign exchange transactions, can be made in foreign currencies without prior approval from the State Administration of Foreign Exchange, or the SAFE, by complying with certain procedural requirements. Therefore, our PRC subsidiary is unable to pay dividends in foreign currencies to us without prior approval from SAFE, subject to the condition that the remittance of such dividends outside of the PRC complies with certain procedures under PRC foreign exchange regulations, such as the overseas investment registrations by our shareholders or the ultimate shareholders of our corporate shareholders who are PRC residents. Approval from, or registration with, appropriate government authorities is, however, required where the RMB is to be converted into foreign currency and remitted out of the PRC to pay capital expenses such as the repayment of loans denominated in foreign currencies. The PRC government may also at its discretion restrict access in the future to foreign currencies for current account transactions. Current PRC regulations permit our PRC subsidiary to pay dividends to the Company only out of its accumulated profits, if any, determined in accordance with Chinese accounting standards and regulations. As of the date of this prospectus, there are no restrictions or limitations imposed by the HK SAR government on the transfer of capital within, into and out of HK SAR (including funds from HK SAR to the PRC), except for transfer of funds involving money laundering and criminal activities. In Switzerland, dividends can be distributed to the shareholders only if the company is registered as a corporation or as a limited liability company. Dividends can be paid to the company’s shareholders only when the company has sufficient profits and the manner in which they are distributed is prescribed in the company’ statutory documents. 5% of the company’s profits must be distributed to the legal reserves of the company. The company’s legal reserves can be distributed to the shareholders only when their value reaches 50% of the legal entity’s stated capital. Under Cayman Islands law, a Cayman Islands company may pay a dividend out of either profit or share premium account, provided that in no circumstances may a dividend be paid if this would result in the company being unable to pay its debts as they fall due in the ordinary course of business. See “Prospectus Summary – Transfers of Cash to and from Our Subsidiaries,” “Prospectus Summary – Summary of Risk Factors,” and “Risk Factors - Risks Related to Doing Business in China - To the extent cash or assets in the business is/are in the PRC or HK SAR or a PRC or HK SAR entity, the funds or assets may not be available to fund operations or for other use outside of the PRC or HK SAR due to interventions in or the imposition of restrictions and limitations on the ability of us or our subsidiaries by the PRC government to transfer cash or assets,” “Risk Factors - Risks Related to Doing Business in China - We are a holding company and we rely on our subsidiaries for funding dividend payments, which are subject to restrictions under PRC laws,” and “Risk Factors - Risks Related to Doing Business in China - Our PRC subsidiary is subject to restrictions on paying dividends or making other payments to us, which may have a material adverse effect on our ability to conduct our business.”

As a holding company, we may rely on dividends and other distributions on equity paid by our subsidiaries, including those based in the PRC and HK SAR, for our cash and financing requirements. If our PRC subsidiary incurs debt on its own behalf in the future, the instruments governing such debt may restrict their ability to pay dividends to us. BioLingus (Cayman) Limited is permitted under the laws of the Cayman Islands to provide funding to our subsidiary incorporated in HK SAR through loans or capital contributions without restrictions on the amount of the funds. Our subsidiary is permitted under the respective laws of HK SAR to provide funding to BioLingus (Cayman) Limited dividend distribution without restrictions on the amount of the funds. There are no restrictions on dividend transfers from HK SAR to the Cayman Islands. Current PRC regulations permit BioLingus Beijing to pay dividends to the Company only out of its accumulated profits, if any, determined in accordance with Chinese accounting standards and regulations. The transfer of funds among companies are subject to the Provisions of the Supreme People’s Court on Several Issues Concerning the Application of Law in the Trial of Private Lending Cases (2020 Second Revision, the “Provisions on Private Lending Cases”), which was implemented on January 1, 2021 to regulate the financing activities between natural persons, legal persons and unincorporated organizations. As advised by our PRC counsel, Beijing DeHeng Law Offices, the Provisions on Private Lending Cases do not prohibit using cash generated from one subsidiary to fund another subsidiary’s operations. We have not been notified of any other restriction which could limit our PRC subsidiary’s ability to transfer cash between subsidiaries. As of the date of this prospectus, neither the Company nor its subsidiaries have made transfers, dividends, or distributions to investors and no investors have made transfers, dividends, or distributions to the Company or its subsidiaries. As of the date of this prospectus, no dividends, distributions or transfers has been made between BioLingus (Cayman) Limited and any of its subsidiaries. We do not expect to pay any cash dividends in the foreseeable future. See “Prospectus Summary – Transfers of Cash to and from Our Subsidiaries,” on page 14, “Prospectus Summary – Summary of Financial Position and Cash Flows of BioLingus (Cayman) Limited” on page 23, and “Consolidated Financial Statements” starting from page F-1.

We are an “Emerging Growth Company” under applicable U.S. federal securities laws and are eligible for reduced public company reporting requirements. Please read “Implications of Our Being an ‘Emerging Growth Company” beginning on page 20 of this prospectus for more information.

Neither the Securities and Exchange Commission nor any state securities commission nor any other regulatory body has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

This prospectus does not constitute, and there will not be, an offering of securities to the public in the Cayman Islands.

UNIVEST SECURITIES, LLC

The date of this prospectus is _____________, 2023.

i

You should rely only on the information contained in this prospectus or in any related free-writing prospectus. We have not authorized anyone to provide you with information different from that contained in this prospectus or in any related free-writing prospectus. We are offering to sell, and seeking offers to buy, the Ordinary Shares offered hereby, but only under circumstances and in jurisdictions where offers and sales are permitted and lawful to do so. The information contained in this prospectus is current only as of the date of this prospectus, regardless of the time of delivery of this prospectus or of any sale of the ordinary shares.

Neither we nor the Underwriter have/has taken any action that would permit a public offering of the Ordinary Shares outside the United States or permit the possession or distribution of this prospectus or any related free-writing prospectus outside the United States. Persons outside the United States who come into possession of this prospectus or any related free-writing prospectus must inform themselves about and observe any restrictions relating to the Offering of the Ordinary Shares and the distribution of the prospectus outside the United States.

We obtained the statistical data, market data and other industry data and forecasts described in this prospectus from market research, publicly available information and industry publications. Industry publications generally state that they obtain their information from sources that they believe to be reliable, but they do not guarantee the accuracy and completeness of the information. Similarly, while we believe that the statistical data, industry data and forecasts and market research are reliable, we have not independently verified the data. We have not sought the consent of the sources to refer to their reports appearing or incorporated by reference in this prospectus.

We were incorporated under the laws of the Cayman Islands as an exempted company with limited liability and a majority of our issued and outstanding securities are owned by non-U.S. residents. Under the rules of the SEC, we currently qualify for treatment as a “foreign private issuer.” As a foreign private issuer, we will not be required to file periodic reports and financial statements with the SEC as frequently or as promptly as domestic registrants whose securities are registered under the Securities Exchange Act of 1934.

Until [●], 2023 (the 25th day after the date of this prospectus), all dealers that buy, sell or trade Ordinary Shares, whether or not participating in this Offering, may be required to deliver a prospectus. This is in addition to the obligation of dealers to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

COMMONLY USED DEFINED TERMS

Unless otherwise indicated or the context requires otherwise, references in this prospectus to:

●	“Amended Memorandum and Articles” are to our amended and restated memorandum and articles of association of the Company that are currently in effect;

●	“BioLingus Australia” refers to BioLingus Research (Australia) Pty Ltd;

●	“BioLingus Beijing” refers to the Company’s indirect wholly-owned Chinese subsidiary;

●	“BioLingus BVI” refers to BioLingus (BVI) Limited;

●	“BioLingus Cayman” or “Company” refers to BioLingus (Cayman) Limited;

●	“BioLingus HK” refers to BioLingus (Hong Kong) Limited;

●	“Board” refers to the board of directors of BioLingus (Cayman) Limited;

●	“BVI” refers to the British Virgin Islands;

●	“BVI Act” is to the BVI Business Companies Act (As Revised) as the same may be amended from time to time.

1

●	“Cayman Companies Act” refers to the Companies Act (As Revised) of the Cayman Islands as the same may be amended from time to time.
●	“China” or the “PRC” are to the People’s Republic of China, excluding Taiwan and includes the special administrative regions of HK SAR and Macau for the purposes of this prospectus only. The only instances when “PRC” or “China” do not include HK SAR or Macau are when specific laws and regulations are adopted by the PRC;

●	“HK SAR” is to Hong Kong, Special Administrative Region, People’s Republic of China;

●	“SEC” means the U.S. Securities and Exchange Commission;

●	“shares,” “Shares,” “ordinary shares” or “Ordinary Shares” are to the ordinary shares of BioLingus (Cayman) Limited;

●	“we,” “us,” “our company,” “our,” and “Company” are to BioLingus (Cayman) Limited, a Cayman Islands company, and does not include its BVI subsidiary, BioLingus (BVI) Limited, the latter’s subsidiaries – BioLingus Research (Australia) Pty Ltd and BioLingus (Hong Kong) Limited and BioLingus (Hong Kong) Limited’s subsidiaries, BioLingus Beijing and Biolingus IP GmbH.

●	All references to “Australian dollars,” “AUD” or “A$” are to the legal currency of Australia;

●	All references to “H.K. dollars,” “HKD” or “HK$” are to the legal currency of HK SAR;

●	All references to “RMB” or “yuan” are to the legal currency of the People’s Republic of China;

●	All references to “Swiss Francs” or “CHF” are to the legal currency of Switzerland;

●	All references to “U.S. dollars,” “dollars,” “USD,” “US$” or “$” are to the legal currency of the United States.

Our business is conducted by our indirect wholly-owned entities in HK SAR, using HK$, the currency of HK SAR, in the PRC, using RMB, the currency of the PRC, in Australia, using A$, the currency in Australia and in Switzerland, using CHF, the currency of Switzerland. Our condensed consolidated financial statements are presented in United States dollars. In this prospectus, we refer to assets, obligations, commitments and liabilities in our condensed consolidated financial statements in United States dollars. These dollar references are based on the exchange rate of HK$, RMB, A$ and CHF to United States dollars, determined as of a specific date or for a specific period. Changes in the exchange rate will affect the amount of our obligations and the value of our assets in terms of United States dollars which may result in an increase or decrease in the amount of our obligations (expressed in dollars) and the value of our assets, including accounts receivable (expressed in dollars).

This prospectus contains translations of certain HK$, RMB, A$ and CHF amounts into US$ amounts at specified rates solely for the convenience of the reader. The relevant exchange rates are listed below:

	For the Fiscal Year Ended April 30, 2022	For the Fiscal Year Ended April 30, 2021
Period Ended HK$: US$ exchange rate	7.8000	7.8000
Period Average HK$: US$ exchange rate	7.8000	7.8000

	For the Fiscal Year Ended April 30, 2022	For the Fiscal Year Ended April 30, 2021
Period Ended RMB: US$ exchange rate	6.6085	6.4741
Period Average RMB: US$ exchange rate	6.4108	6.7123

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	For the Fiscal Year Ended April 30, 2022	For the Fiscal Year Ended April 30, 2021
Period Ended A$: US$ exchange rate	1.4164	1.2960
Period Average A$: US$ exchange rate	1.3666	1.3661

	For the Fiscal Year Ended April 30, 2022	For the Fiscal Year Ended April 30, 2021
Period Ended CHF: US$ exchange rate	0.9742	0.9125
Period Average CHF: US$ exchange rate	0.9226	0.9168

Numerical figures shown as totals in various tables may not be arithmetic aggregations of the figures that precede them.

We have relied on statistics provided by a variety of publicly available sources regarding expectations of growth. We did not, directly or indirectly, sponsor or participate in the publication of such materials, and these materials are not incorporated in this prospectus other than to the extent specifically cited in this prospectus. We have sought to provide current information in this prospectus and believe that the statistics provided in this prospectus remain up-to-date and reliable, and these materials are not incorporated in this prospectus other than to the extent specifically cited in this prospectus. Except where otherwise stated, all ordinary share accounts provided herein are on a pre-share-increase basis.

MARKET AND INDUSTRY DATA

Unless otherwise indicated, information contained in this prospectus concerning our industry, our market share and the markets that we serve is based on information from independent industry and research organizations, other third-party sources (including industry publications, surveys and forecasts) and management estimates. Management estimates are derived from publicly available information released by independent industry analysts and third-party sources, as well as data from our internal research, and are based on assumptions made by us upon reviewing such data and our knowledge of such industry and markets that we believe to be reasonable. Although we believe the data from these third-party sources is reliable, we have not independently verified any such information. In addition, projections, assumptions and estimates of the future performance of the industry in which we operate and our future performance are necessarily subject to uncertainty and risk due to a variety of factors, including those described in “Risk Factors” and “Cautionary Statement Regarding Forward-Looking Statements.” These and other factors could cause results to differ materially from those expressed in the estimates made by third parties and by us.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This prospectus contains forward-looking statements that involve risks and uncertainties, such as statements related to future events, business strategy, future performance, future operations, backlog, financial position, estimated revenues and losses, projected costs, prospects, plans and objectives of management. All statements other than statements of historical fact may be forward-looking statements. Forward-looking statements are often, but not always, identified by the use of words such as “seek,” “anticipate,” “plan,” “continue,” “estimate,” “expect,” “may,” “will,” “project,” “predict,” “potential,” “targeting,” “intend,” “could,” “might,” “should,” “believe” and similar expressions or their negative. Forward-looking statements should not be read as a guarantee of future performance or results and will not necessarily be accurate indications of the times at, or by, which such performance or results will be achieved. Forward-looking statements are based on management’s belief, based on currently available information, as to the outcome and timing of future events. These statements involve estimates, assumptions, known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those expressed in such forward-looking statements. When evaluating forward-looking statements, you should consider the risk factors and other cautionary statements described in “Risk Factors.” We believe the expectations reflected in the forward-looking statements contained in this prospectus are reasonable, but no assurance can be given that these expectations will prove to be correct. Forward-looking statements should not be unduly relied upon.

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Important factors that could cause actual results or events to differ materially from those expressed in forward-looking statements include, but are not limited to:

●	the expected development and potential benefits from our products in treating diabetes, obesity and other metabolic disorders;
●	the prospects of entering into license agreements, or other partnerships or forms of cooperation with other companies or medical institutions;
●	expected timing of clinical studies for our products;
●	our research and development plans, including pre-clinical and clinical trials plans and the timing of enrollment, obtaining results and conclusion of trials, including without limitation, our expectation that we will initiate the next stage of clinical trials;
●	our belief that our technology has the potential to deliver medications and vaccines orally that today can only be delivered via injection;
●	the competitive ability of our technology based on product efficacy, safety, patient convenience, reliability, value and patent position;
●	the potential market demand for our products;
●	our expectation that in the upcoming year our research and development expenses will continue to be our major expenditure;
●	our expectations regarding our short- and long-term capital requirements;
●	our outlook for the coming months and future periods, including but not limited to our expectations regarding future revenue and expenses;
●	information with respect to any other plans and strategies for our business; and
●	our expectations regarding the impact of the coronavirus, or COVID-19, pandemic, including on our clinical trials and operations.

These factors are not necessarily all of the important factors that could cause actual results or events to differ materially from those expressed in forward-looking statements. Other unknown or unpredictable factors could also cause actual results or events to differ materially from those expressed in the forward-looking statements. Our future results will depend upon various other risks and uncertainties, including those described in “Risk Factors.” All forward-looking statements attributable to us are qualified in their entirety by this cautionary statement. Forward-looking statements speak only as of the date hereof. We undertake no obligation to update or revise any forward-looking statements after the date on which any such statement is made, whether as a result of new information, future events or otherwise.

Cautionary Statement About Being a Foreign Private Issuer

We are a foreign private issuer within the meaning of the rules under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). As such, we are exempt from certain provisions applicable to U.S. domestic public companies. For example:

●	we are not required to provide as many Exchange Act reports, or as frequently, as a domestic public company;

●	for interim reporting, we are permitted to comply solely with our home country requirements, which are less rigorous than the rules that apply to domestic public companies;

●	we are not required to provide the same level of disclosure on certain issues, such as executive compensation;

●	we are exempt from provisions of Regulation FD aimed at preventing issuers from making selective disclosures of material information;

●	we are not required to comply with the sections of the Exchange Act regulating the solicitation of proxies, consents or authorizations in respect of a security registered under the Exchange Act; and

●	we are not required to comply with Section 16 of the Exchange Act requiring insiders to file public reports of their share ownership and trading activities and establishing insider liability for profits realized from any “short-swing” trading transaction.

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Because we are an exempted company with limited liability incorporated under the laws of the Cayman Islands- and conduct all of our operations in Switzerland and to a lesser extent, HK SAR, the PRC and Australia, most of our directors and executive officers reside outside the U.S., and most of the assets of these persons and substantially all our assets are located outside the U.S., you may experience difficulties in effecting service of legal process, enforcing foreign judgments or bringing original actions in the Cayman Islands or any of the jurisdictions we operate or where our directors and executive officers are based on U.S. or other foreign laws against us, our management or the experts named in the prospectus. You may also face difficulties in protecting your interests, and your ability to protect your rights through U.S. courts may be limited.

Our corporate affairs will be governed by our Amended Memorandum and Articles, the Cayman Companies Act and the common law of the Cayman Islands. The rights of shareholders to take legal action against our directors, actions by minority shareholders and the fiduciary responsibilities of our directors under Cayman Islands law are to a large extent governed by the common law of the Cayman Islands and by the Cayman Companies Act. The rights of our shareholders and the fiduciary responsibilities of our directors under Cayman Islands law are not as clearly established as they would be under statutes or judicial precedents in some jurisdictions in the United States. In particular, the Cayman Islands has a less developed body of securities laws as compared to the United States, and some states (such as Delaware) have more fully developed and judicially interpreted bodies of corporate law. As a result of the foregoing, holders of our Ordinary Shares may have more difficulty in protecting their interests through actions against our management, directors or major shareholders than they would as shareholders of a U.S. company whose management, directors and/or major shareholders were also incorporated, resident, or otherwise established in a United States jurisdiction. Certain corporate governance practices in the Cayman Islands, which is our home country, differ significantly from requirements for companies incorporated in other jurisdictions such as the United States. To the extent we choose to follow home country practice with respect to corporate governance matters, our shareholders may be afforded less protection than they otherwise would under rules and regulations applicable to U.S. domestic issuers. For a discussion of significant differences between the provisions the Cayman Companies Act and the laws applicable to companies incorporated in the United States and their shareholders, see “DESCRIPTION OF ORDINARY SHARES - Material Differences in Cayman Islands Law and our Amended Memorandum and Articles and Delaware Law.”

PROSPECTUS SUMMARY

This summary highlights information contained in greater detail elsewhere in this prospectus. This summary is not complete and does not contain all of the information you should consider in making your investment decision. You should read the entire prospectus carefully before making an investment in our Ordinary Shares. You should carefully consider, among other things, our consolidated financial statements and the related notes and the sections entitled “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included elsewhere in this prospectus.

Overview

We are an exempted company with limited liability incorporated under the laws of the Cayman Islands, which is structured as a holding company whose main business operations are conducted through our subsidiaries in Switzerland and to a lesser extent, HK SAR, the People’s Republic of China and Australia. We are a biotechnology company spearheading the development of oral (specifically, sublingual) delivery of peptides and proteins.

Many of the more effective drugs to treat diabetes and obesity are “biologics”, the vast majority of which currently have to be injected. For example, although insulin was discovered almost 100 years ago, there has, to date, not been any commercially viable solution to administer insulin without the need for injection.

Consistent with this, the delivery of peptides or proteins, such as insulin, in a non-invasive way (i.e. without needles or injections) is a very challenging endeavor from a scientific and technical perspective.

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Since our inception, we have focused on developing an alternative approach, known as sublingual delivery. The sublingual area lies under the tongue and is lined by a thin layer of cells which has a rich supply of blood vessels. Sublingual delivery has been successfully used commercially for many years to deliver a variety of so-called small molecule drugs, such as glyceryl trinitrate and ondansetron, which can readily penetrate this layer of cells to rapidly enter the blood stream. We hypothesized that we could similarly exploit the unique nature of the sublingual area to effectively deliver peptides and proteins, and this subsequently became the focus of our research. The main peptide used to improve the technology was exenatide, which was the first commercial glucagon-like peptide (GLP-1) receptor protein product and is routinely used to treat type 2 diabetes.

During our first series of studies with exenatide, the sublingual dose required was almost 200 times the injectable dose to achieve a similar effect. After 2 to 3 years of extensive development, we were able to reduce this ratio to 5 to 10, and we now have a “platform” of formulations (the “BioLingus Platform”) and expertise on how formulations should be designed for better performance.

During the course of our research and testing of various peptides and proteins across several different disease indications, it has become clear to us that there are two areas for our technology with significant commercial potential:

●	Metabolic disease, in particular diabetes and obesity and related metabolic disorders such as nonalcoholic steatohepatitis (“NASH”); and
●	Immunology.

Advantages of the BioLingus Platform

Sublingual administration of peptides and proteins has many potential benefits:

●	Oral delivery, including sublingual, is the preferred route of administration for patients. Hence, sublingual products will not only take market share from injectable ones, but may also increase uptake in less severe disease indications and thus increase the overall market size (for example, overweight and obesity in conjunction with diabetes);
●	No or little gastro-intestinal side effects.
●	By eliminating the need for needles, sublingual delivery completely removes the safety risks associated with needle use (e.g. needlestick injuries, blood borne infections).
●	The need for a cold chain may be eliminated or minimized. For instance, our technology allows specific peptides and proteins to be stabilized for over 2 years at room temperature. Elimination of the cold chain will not only result in a substantial cost reduction, but also provide a substantial logistical simplification (which is important in countries with poor infrastructure).

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Our Products

As of the date of this prospectus, our Swiss subsidiary, Biolingus IP GmbH is developing four products:

Note :

(1)	The phase Ib/IIa is a “dose-finding study”: the goal is – as the name says – to find an optimal dose range in humans; this is a relatively short study, which lasts 6-9 months
(2)	Exenatide SL and Semaglutide SL are trailing Liraglutide SL with 12-18 months
(3)	Insulin+ SL is trailing Exenatide SL with 6-12 months

Timelines subject to adjustments depending on available funding

Liraglutide and exenatide both belong to the class of diabetes products called GLP-1 analogues. The GLP-1 analogues have established themselves in the past years as one of the superior drug classes for treatment of diabetes type II in terms of blood glucose lowering and weight loss. Because of the latter, they are also being used more and more also in the treatment of obesity (source: Obesity and GLP-1 , November 19, 2020, https://pubmed.ncbi.nlm.nih.gov/33213122/). Until now, both drugs are generally only available by injection.

Semaglutide is a GLP-1 product available as an oral dosage form. We aim to develop a sublingual version of this product that outperforms the oral form. Specifically, our sublingual version should have a substantially lower cost and hence be highly competitive with the oral version.

Our Strategy

The commercialization strategy of our technology and products is two-fold:

A.	License Core Products

For our core products such as Liraglutide SL, our goal is to enter into development and commercial license agreements with major pharmaceutical companies. Ideally this will be done when a key value inflection point is reached i.e. after clinical phase Ib/IIa, or even better, after clinical phase IIb for a higher value.

Once the above licensing agreements are in place, phase III studies will likely be conducted and led by our licensing partners. No licensing partners have been identified so far.

From the date of signing of a licensing agreement, we anticipate that we will receive our first revenue under the form of a Signing Fee and this will likely be 2-3 years before the first product sales on the market. Other license income will follow in the form of development milestone payments, royalties and sales milestone payments.

B.	Technology Partnerships

We will license out our technology to be used with external partners for their own proprietary molecules. We anticipate that a typical collaboration will be in two stages:

(i)	Feasibility Study

We work with the external partner to determine if our technology is beneficial to deliver our partner’s drug substance sublingually;

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(ii)	Technology License

In the event the feasibility study is successful, we will negotiate and enter into a technology license for the specific product(s).

Our Challenges

Our ability to execute our strategy and realize our vision is subject to risks and uncertainties that could impede our progress in the following key areas:

●	Finding top-notch partners/licensees. The better the product profile and drug delivery efficiency is in humans, the easier it would be to find partners and negotiate better terms. In the best-case scenario, the optimal human dose (non-inferiority with injections in clinical studies) corresponds to the best pre-clinical data we have for each product. At the base scenario, the optimal human dose is higher but still commercially viable. For the former, we assume commercial partners would want to enter into a licensing arrangement as early as possible (phase Ib/IIa clinical data), while in the base scenario, they would await phase IIb clinical data.
●	The expected development and potential benefits from our products in treating diabetes and commercial viability of the same.
●	The expected timing and results of clinical studies for our products.
● ●	The competitive ability of our technology based on product efficacy, safety, patient convenience, reliability, value and patent position. Convincing a mindset change to the treatment of diabetes.
●	Staying ahead of our competitors who have more resources and may be developing similar or competing technology.
●	Having sufficient resources, including financial means, to see our research and clinical trials through to fruition.

We also face additional challenges, risks, and uncertainties that could materially and adversely affect our business, financial condition, results of operations, and prospects. The section on “Significant Risk Factors” (pages 8 – 13) provides a more detailed discussion of the risks associated with investing in our shares.

CORONAVIRUS (COVID-19) UPDATE

The world continues to deal with the global pandemic associated with a novel strain of coronavirus (COVID-19) and its variants. The pandemic has led to quarantines, travel restrictions, and the temporary closure of stores and business facilities globally for most of the past three years. Despite our ability to continue operating during this period, there is a risk that our business, results of operations, and financial condition may be adversely affected by the pandemic in the future. The potential impact on our results of operations will depend on future developments and new information that may emerge regarding the duration and severity of COVID-19, as well as actions taken by governmental authorities and other entities to contain the spread of COVID-19 or to mitigate its impact, almost all of which are beyond our control.

The future impact of COVID-19 on our business, financial condition, and results of operations may include or extend beyond the closure of our offices and suspension of all in-person consultations, collaborations, research, marketing, and advertising activities.

Because of the impossibility of accurately predicting the duration of the COVID-19 outbreak, the related risks of business disruptions and negative financial impacts cannot be reasonably estimated at this time.

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Significant Risk Factors

An investment in our Ordinary Shares involves a number of risks. You should carefully read and consider all of the information contained in this prospectus (including in “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and the notes thereto) before making an investment decision. These risks could adversely affect our business, financial condition and results of operations, and cause the trading price of our A Ordinary Shares to decline. You could lose part or all of your investment. In reviewing this prospectus, you should bear in mind that past results are no guarantee of future performance. See “Cautionary Statement Regarding Forward-Looking Statements” for a discussion of forward-looking statements and the significance of forward-looking statements in the context of this prospectus.

The following is a summary of what our management views as our most significant risk factors:

Risks Related to Our Business

Risks and uncertainties relating to our business, beginning on page 25 of this prospectus, include but not limited to the following:

●	We are a development stage company with a limited operating history, incurred operating losses for the six months ended October 31, 2022 and the fiscal years ended April 30, 2022 and 2021 and expect to incur significant losses for the foreseeable future, which provide no assurance as to our future operating results.

●	We will need substantial additional capital in order to satisfy our business objectives. There is no assurance that additional financing will be available to us.

●	Our inability to raise capital could have a material adverse effect on our financial condition and the results of operations.

●	We rely upon patents to protect our technology. We may be unable to protect our intellectual property rights and we may be liable for infringing the intellectual property rights of others, our results of operations could be adversely affected.

●	We have limited experience in conducting clinical trials.

●	Our clinical trials may encounter delays, suspensions or other problems.

●	We can provide no assurance that our products will obtain regulatory approval or that the results of clinical studies will be favorable.

●	We are dependent upon third party suppliers of our raw materials.

●	We are highly dependent upon our ability to enter into agreements with collaborative partners to develop, commercialize, and market our products.

●	We have limited senior management resources and may be required to obtain more resources to manage our growth.

●	We have limited financial personnel and may not provide reasonable assurance regarding the reliability of internal control over financial reporting.

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●	We depend upon our senior management and skilled personnel and their loss or unavailability could put us at a competitive disadvantage.

●	Fulfilling our obligations incident to being a public company will be expensive and time consuming.

●	Healthcare policy changes, including pending legislation recently adopted and further proposals still pending to reform the U.S. healthcare system, may harm our future business.

●	The COVID-19 pandemic could adversely impact portions of our business that rely on research and development activities or clinical trials and delay or disrupt our pipeline, which may adversely impact our Company’s results of operations.

●	We are subject to numerous laws, regulations, standards and other requirements related to personal information, privacy and data protection. Our actual or perceived failure to comply with such laws, regulations, standards and other requirements could negatively affect our business, financial condition or results of operations.

For a detailed description of the risks above, please refer to pages 25–30.

Risks Relating to Doing Business in the PRC

Risks and uncertainties relating to doing business in PRC, beginning on page 31 of this prospectus, include but not limited to the following:

●	Our PRC subsidiary is subject to restrictions on paying dividends or making other payments to us, which may have a material adverse effect on our ability to conduct our business. See “Risk Factors – Risks Relating to Doing Business in the PRC – Our PRC subsidiary is subject to restrictions on paying dividends or making other payments to us, which may have a material adverse effect on our ability to conduct our business” on page 31.

●

There are significant legal and other obstacles to obtaining information needed for shareholder investigations or litigation outside the PRC or otherwise with respect to foreign entities. See “Risk Factors – Risks Relating to Doing Business in the PRC – There are significant legal and other obstacles to obtaining information needed for shareholder investigations or litigation outside the PRC or otherwise with respect to foreign entities” on page 31.

●

PRC regulation of loans to, and direct investments in, PRC entities by offshore holding companies may delay or prevent us from using proceeds from this offering and/or future financing activities to make loans or additional capital contributions to our PRC operating subsidiaries. See “Risk Factors – Risks Relating to Doing Business in the PRC –PRC regulation of loans to, and direct investments in, PRC entities by offshore holding companies may delay or prevent us from using proceeds from this offering and/or future financing activities to make loans or additional capital contributions to our PRC operating subsidiaries” on page 32.

●

Changes in China’s economic, political, or social conditions or government policies could have a material adverse effect on our business and operations. See “Risk Factors – Risks Relating to Doing Business in the PRC– Changes in the PRC’s economic, political, or social conditions or government policies could have a material adverse effect on our business and operations” on page 35.

●	Uncertainties with respect to the PRC legal system, including uncertainties regarding the enforcement of laws, and sudden or unexpected changes in laws and regulations in the PRC with little advance notice could adversely affect us and limit the legal protections available to you and us. See “Risk Factors – Risks Relating to Doing Business in the PRC– Uncertainties with respect to the PRC legal system, including those regarding the enforcement of laws, and sudden or unexpected changes, with little advance notice, in laws and regulations in the PRC could adversely affect us and limit the legal protections available to you and us.” on page 36.

●

To the extent cash or assets in the business is/are in the PRC or HK SAR or a PRC or HK SAR entity, the funds or assets may not be available to fund operations or for other use outside of the PRC or HK SAR due to interventions in or the imposition of restrictions and limitations on the ability of us or our subsidiaries by the PRC government to transfer cash or assets. See “Risk Factors – Risks Relating to Doing Business in the PRC– To the extent cash or assets in the business is/are in the PRC or HK SAR or a PRC or HK SAR entity, the funds or assets may not be available to fund operations or for other use outside of the PRC or HK SAR due to interventions in or the imposition of restrictions and limitations on the ability of us or our subsidiaries by the PRC government to transfer cash or assets “ on page 37.

●	The PRC government may intervene or influence our operations at any time, or may exert more control over offerings conducted overseas and foreign investment in PRC-based issuers, which could result in a material change in our operations and the value of our Ordinary Shares. See “Risk Factors – Risks Relating to Doing Business in the PRC– The Chinese government exerts substantial influence over the manner in which we must conduct our business activities. We are currently not required to obtain approval from Chinese authorities to list on U.S exchanges, however, if our subsidiaries or the holding company were required to obtain approval in the future and were denied permission from Chinese authorities to list on U.S. exchanges, we will not be able to continue listing on U.S. exchange, which would materially affect the interest of the investors” on page 38.

●	Any actions by the PRC government to exert more oversight and control over offerings that are conducted overseas and foreign investment in PRC-based issuers could significantly limit or completely hinder our ability to offer or continue to offer securities to investors and cause the value of our Ordinary Shares to significantly decline or be worthless. See “Risk Factors – Risks Relating to Doing Business in the PRC– The Chinese government exerts substantial influence over the manner in which we must conduct our business activities. We are currently not required to obtain approval from Chinese authorities to list on U.S exchanges, however, if our subsidiaries or the holding company were required to obtain approval in the future and were denied permission from Chinese authorities to list on U.S. exchanges, we will not be able to continue listing on U.S. exchange, which would materially affect the interest of the investors” on page 38.

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●	The Chinese government exerts substantial influence over the manner in which we must conduct our business activities. We are currently not required to obtain approval from Chinese authorities to list on U.S exchanges, however, if our subsidiaries or the holding company were required to obtain approval in the future and were denied permission from Chinese authorities to list on U.S. exchanges, we will not be able to continue listing on U.S. exchange, which would materially affect the interest of the investors. See “Risk Factors – Risks Relating to Doing Business in the PRC– The Chinese government exerts substantial influence over the manner in which we must conduct our business activities. We are currently not required to obtain approval from Chinese authorities to list on U.S exchanges, however, if our subsidiaries or the holding company were required to obtain approval in the future and were denied permission from Chinese authorities to list on U.S. exchanges, we will not be able to continue listing on U.S. exchange, which would materially affect the interest of the investors” on page 38.

●

We may become subject to a variety of laws and regulations in the PRC regarding privacy, data security, cybersecurity, and data protection. We may be liable for improper use or appropriation of personal information provided by our customers. See “Risk Factors – Risks Relating to Doing Business in the PRC– We may become subject to a variety of laws and regulations in the PRC regarding privacy, data security, cybersecurity, and data protection. We may be liable for improper use or appropriation of personal information provided by our customers” on page 41.

●	Recent joint statements by the SEC and the Public Company Accounting Oversight Board (United States), or the “PCAOB,” proposed rule changes submitted by Nasdaq, and an act passed by the U.S. Senate all call for additional and more stringent criteria to be applied to emerging market companies upon assessing the qualification of their auditors, especially the non-U.S. auditors who are not inspected by the PCAOB. These developments could add uncertainties to our Offering. See “Risk Factors – Risks Relating to Doing Business in the PRC– The recent joint statement by the SEC and PCAOB, proposed rule changes submitted by Nasdaq, and the Holding Foreign Companies Accountable Act all call for additional and more stringent criteria to be applied to emerging market companies upon assessing the qualification of their auditors, especially the non-U.S. auditors who are not inspected by the PCAOB. These developments could add uncertainties to our Offering” on page 44.

●	The M&A Rules and certain other PRC regulations establish complex procedures for some acquisitions of Chinese companies by foreign investors, which could make it more difficult for us to pursue growth through acquisitions in China. See “Risk Factors – Risks Relating to Doing Business in the PRC– The M&A Rules and certain other PRC regulations establish complex procedures for some acquisitions of Chinese companies by foreign investors, which could make it more difficult for us to pursue growth through acquisitions in China” on page 46.

●	The approval of the China Securities Regulatory Commission may be required in connection with this Offering, and, if required, we cannot predict whether we will be able to obtain such approval. See “Risk Factors – Risks Relating to Doing Business in the PRC– The approval of the China Securities Regulatory Commission may be required in connection with this Offering, and, if required, we cannot predict whether we will be able to obtain such approval” on page 47.

For a detailed description of the risks above, please refer to pages 31–47.

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Risks Related to Our Initial Public Offering and Ownership of Our Ordinary Shares

●	The initial public offering price of our Ordinary Shares may not be indicative of the market price of our Ordinary Shares after this Offering. In addition, an active, liquid, and orderly trading market for our Ordinary Shares may not develop or be maintained, and our share price may be volatile.

●	Our operating results and share price may be volatile, and the market price of our Ordinary Shares after this Offering may drop below the price you pay.

●	There may not be an active, liquid trading market for our Ordinary Shares.

●	Our significant shareholders have considerable influence over our corporate matters.

●	Our significant shareholders may have potential conflicts of interest with us, which may materially and adversely affect our business and financial condition.

●	We cannot guarantee that we will declare or distribute any dividend in the future.

●	We have broad discretion in the use of the net proceeds from our Offering and may not use them effectively.

●	We are a holding company whose principal source of operating cash is the income received from our subsidiaries.

●	We may grant share incentives in the future, which may result in increased share-based compensation expenses and negatively impact our results of operations, and our shareholders’ interest may be diluted as a result.

●	Future financing may cause a dilution in your shareholding or place restrictions on our operations.

●	The price of the Ordinary Shares and other terms of this Offering have been arbitrarily determined by us along with our underwriters.

●	You will experience immediate and substantial dilution.

●	You may experience difficulties in effecting service of legal process, enforcing foreign judgments, or bringing original actions in the Cayman Islands, HK SAR, the PRC, Switzerland and Australia based on U.S. or other foreign laws against us, our management, or the experts named in the prospectus.

●	You may face difficulties in protecting your interests, and your ability to protect your rights through U.S. courts may be limited, because we are incorporated under Cayman Islands law.

●	It may be difficult to enforce a judgment of U.S. courts for civil liabilities under U.S. federal securities laws against us, our directors or officers in the Cayman Islands.

●	We employ a mail forwarding service, which may delay or disrupt our ability to receive mail in a timely manner.

●	Our management team lacks experience in managing a U.S.-listed company and complying with laws applicable to such company, the failure of which may adversely affect our business, financial condition, and results of operations.

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●	The obligation to disclose information publicly may put us at a disadvantage to competitors that are private companies.

●	We will incur additional costs as a result of becoming a public company, which could negatively impact our net income and liquidity.

●	We are a “foreign private issuer” and a Cayman Islands company and our disclosure obligations differ from those of U.S. domestic reporting companies. As a result, we may not provide you the same information as U.S. domestic reporting companies or we may provide information at different times, which may make it more difficult for you to evaluate our performance and prospects.

●	We are an “emerging growth company,” and we cannot be certain if the reduced reporting requirements applicable to emerging growth companies will make our Ordinary Shares less attractive to investors.

●	We are a “controlled company” defined under the Nasdaq Stock Market Rules. Although we do not intend to rely on the “controlled company” exemption under the Nasdaq listing rules, we could elect to rely on this exemption in the future and you will not have the same protection afforded to shareholders of companies that are subject to these corporate governance requirements.

●	The requirements of being a public company may strain our resources and divert management’s attention.

●	Future issuances or sales, or perceived issuances or sales, of substantial amounts of Ordinary Shares in the public market could materially and adversely affect the prevailing market price of the Ordinary Shares and our ability to raise capital in the future.

●	Our internal controls over financial reporting may not be effective and our independent registered public accounting firm may not be able to certify as to their effectiveness, which could have a significant and adverse effect on our business and reputation.

●	We could become a passive foreign investment company, or PFIC, for United States federal income tax purposes for any taxable year, which could subject United States investors in our shares to significant adverse United States income tax consequences.

●	We are subject to changing law and regulations regarding regulatory matters, corporate governance and public disclosure that have increased both our costs and the risk of non-compliance.

●	We may not maintain the listing of our Ordinary Shares on the Nasdaq which could limit investors’ ability to make transactions in our Ordinary Shares and subject us to additional trading restrictions.

For a detailed description of the risks above, please refer to pages 48 – 59.

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List of PRC Approvals/Permits

Neither we nor our subsidiaries are covered by permissions requirements from the China Securities Regulatory Commission (“CSRC”), Cyberspace Administration of China (“CAC”) or any other governmental agency. As of the date of this prospectus, the only permission required for operations is the business license of the PRC subsidiary. The business license in PRC is a permit issued by Market Supervision and Administration that allows the company to conduct specific business within the government’s geographical jurisdiction. As of the date of this prospectus, we and our PRC subsidiary have received from PRC authorities all requisite licenses, permissions or approvals needed to engage in the businesses currently conducted in the PRC, and no permission or approval has been denied. The following table provides details on the licenses and permissions held by our PRC subsidiary.

Approval	Recipient	Issuing body	Issuing Date	Expiration Date	Address	Business Scope
Business License	BioLingus Beijing	Beijing Dongcheng District Administration for Market Regulation	July 11, 2019	Expires July 10, 2039	Room 1068, Floor 10, Building Number 4, Dong Zhi Men Nan Da Jie, Beijing Dongcheng District	Technology development, technology consulting, technology transfer, technology promotion, technology services

If we or our subsidiaries: (i) do not receive or maintain such permissions or approvals, (ii) inadvertently conclude that such permissions or approvals are not required, or (iii) applicable laws, regulations, or interpretations change and we and/or our subsidiaries are required to obtain such permissions or approvals in the future, the relevant governmental authorities would have broad discretion in dealing with such violation, including levying fines, confiscating our and/or our subsidiaries’ income, revoking our or our subsidiaries’ business licenses or operating licenses, discontinuing or placing restrictions or onerous conditions on our operations, requiring us to undergo a costly and disruptive restructuring, restricting or prohibiting our use of proceeds from our Offering to finance our or our subsidiaries’ business and operations, and taking other regulatory or enforcement actions that could be harmful to our or our subsidiaries’ business. Any of these actions could cause significant disruption to our or our subsidiaries’ business operations and severely damage our or our subsidiaries’ reputation, which would in turn materially and adversely affect our or our subsidiaries’ business, financial condition and results of operations.

Transfers of Cash to and from Our Subsidiaries

We currently have not maintained any cash management policies that dictate the purpose, amount and procedure of cash transfers between the Company, our subsidiaries, or investors. Rather, the funds can be transferred in accordance with the applicable PRC laws and regulations. To the extent cash or assets in the business is/are in the PRC or HK SAR or a PRC or HK SAR entity, the funds or assets may not be available to fund operations or for other use outside of the PRC or HK SAR due to interventions in or the imposition of restrictions and limitations on the ability of us or our subsidiaries by the PRC government to transfer cash or assets.

Under existing PRC foreign exchange regulations, payment of current account items, such as profit distributions and trade and service-related foreign exchange transactions, can be made in foreign currencies without prior approval from the State Administration of Foreign Exchange, or the SAFE, by complying with certain procedural requirements. Therefore, our PRC subsidiary is able to pay dividends in foreign currencies to us without prior approval from SAFE, subject to the condition that the remittance of such dividends outside of the PRC complies with certain procedures under PRC foreign exchange regulations, such as the overseas investment registrations by our shareholders or the ultimate shareholders of our corporate shareholders who are PRC residents. Approval from, or registration with, appropriate government authorities is, however, required where the RMB is to be converted into foreign currency and remitted out of the PRC to pay capital expenses such as the repayment of loans denominated in foreign currencies. The PRC government may also at its discretion restrict access in the future to foreign currencies for current account transactions. Current PRC regulations permit our PRC subsidiary to pay dividends to the Company only out of their accumulated profits, if any, determined in accordance with Chinese accounting standards and regulations. As of the date of this prospectus, there are no restrictions or limitations imposed by the HK SAR government on the transfer of capital within, into and out of HK SAR (including funds from HK SAR to the PRC), except for transfer of funds involving money laundering and criminal activities. Under Cayman Islands law, a Cayman Islands company may pay a dividend out of either profit or share premium account, provided that in no circumstances may a dividend be paid if this would result in the company being unable to pay its debts as they fall due in the ordinary course of business. See “Risk Factors – Risks Relating to Doing Business in the PRC– To the extent cash or assets in the business is/are in the PRC or HK SAR or a PRC or HK SAR entity, the funds or assets may not be available to fund operations or for other use outside of the PRC or HK SAR due to interventions in or the imposition of restrictions and limitations on the ability of us or our subsidiaries by the PRC government to transfer cash or assets,” and “Risk Factors - Risks Related to Doing Business in the PRC – We are a holding company and we rely on our subsidiaries for funding dividend payments, which are subject to restrictions under PRC laws.”

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As a holding company, we may rely on dividends and other distributions on equity paid by our subsidiaries, including those based in the PRC, for our cash and financing requirements. If our PRC subsidiary incurs debt on its own behalf in the future, the instruments governing such debt may restrict their ability to pay dividends to us. BioLingus (Cayman) Limited is permitted under the laws of the Cayman Islands to provide funding to our subsidiary incorporated in HK SAR through loans or capital contributions without restrictions on the amount of the funds. Our subsidiary is permitted under the respective laws of HK SAR to provide funding to BioLingus (Cayman) Limited through dividend distribution without restrictions on the amount of the funds. There are no restrictions on dividends transfers from HK SAR to the Cayman Islands. Current PRC regulations permit our BioLingus Beijing to pay dividends to the Company only out of its accumulated profits, if any, determined in accordance with Chinese accounting standards and regulations.

The PRC has currency and capital transfer regulations that require us to comply with certain requirements for the movement of capital. The Company is able to transfer cash (U.S. Dollars) to its PRC subsidiary through an investment (by increasing the Company’s registered capital in a PRC subsidiary). The Company’s PRC subsidiary has not transferred any earnings or cash to the Company to date.

We are a holding company and our material assets consist solely of the ownership interests held in our subsidiaries. We rely on dividends paid by our subsidiaries for our working capital and cash needs, including the funds necessary: (i) to pay dividends or cash distributions to our shareholders, (ii) to service any debt obligations and (iii) to pay operating expenses. As a result of PRC laws and regulations (noted below) that require annual appropriations of 10% of after-tax income to be set aside in a general reserve fund prior to payment of dividends, the Company’s PRC subsidiary is restricted in that respect, as well as in other respects noted below, in its ability to transfer a portion of its net assets to us as a dividend.

With respect to transferring cash from the Company to our subsidiaries, increasing our registered capital in a PRC subsidiary requires the filing of the local commerce department, while a shareholder loan requires a filing with the State Administration of Foreign Exchange or its local bureau. Aside from the declaration to the State Administration of Foreign Exchange, there is no restriction or limitations on such cash transfer or earnings distribution.

With respect to the payment of dividends, we note the following:

1. PRC regulations currently permit the payment of dividends only out of accumulated profits, as determined in accordance with accounting standards and PRC regulations (an in-depth description of the PRC regulations is set forth below);

2. Our PRC subsidiaries are required to set aside, at a minimum, 10% of their net income after taxes, based on PRC accounting standards, each year as statutory surplus reserves until the cumulative amount of such reserves reaches 50% of their registered capital;

3. Such reserves may not be distributed as cash dividends;

4. Our PRC subsidiary may also allocate a portion of it after-tax profits to fund its staff welfare and bonus funds; except in the event of a liquidation, these funds may also not be distributed to shareholders; the Company does not participate in a Common Welfare Fund; and

5. The incurrence of debt, specifically the instruments governing such debt, may restrict a subsidiary’s ability to pay stockholder dividends or make other cash distributions.

If, for the reasons noted above, our subsidiaries are unable to pay shareholder dividends and/or make other cash payments to us when needed, our ability to conduct operations, make investments, engage in acquisitions, or undertake other activities requiring working capital may be materially and adversely affected. However, our operations and business, including investment and/or acquisitions by our PRC subsidiary, will not be affected as long as the capital is not transferred in or out of the PRC.

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As of the date of this prospectus, no dividends, distributions or transfers has been made between BioLingus (Cayman) Limited and any of its subsidiaries. For the foreseeable future, we intend to use the earnings for research and development, to develop new products and to expand our production capacity. As a result, we do not expect to pay any cash dividends in the foreseeable future. Also, as of the date of this prospectus, no cash generated from one subsidiary is used to fund another subsidiary’s operations and we do not anticipate any difficulties or limitations on our ability to transfer cash between subsidiaries, save as otherwise described herein.

During the fiscal years ended April 30, 2022 and 2021, and the six-month period ended October 31, 2022, cash transfers and/or transfers of other assets between our Company and our subsidiaries were as follows:

For the Fiscal Year Ended April 30, 2022
No.	Transfer From	Transfer To	Approximate Value ($)	Purpose

1	BioLingus HK	BioLingus Beijing	6,410	Capital injection to BioLingus Beijing
2	BioLingus HK	BioLingus Beijing	7,743	Payment of consultation fee
3	BioLingus HK	BioLingus Beijing	3,875	Payment of consultation fee

For the Fiscal Year Ended April 30, 2021
No.	Transfer From	Transfer To	Approximate Value ($)	Purpose
1	BioLingus HK	BioLingus Beijing	25,641	Payment of consultation fee
2	BioLingus HK	BioLingus Beijing	25,641	Payment of consultation fee
3	BioLingus HK	BioLingus Beijing	89,615	Payment of consultation fee
4	BioLingus HK	BioLingus Beijing	14,103	Payment of consultation fee
5	BioLingus HK	BioLingus Beijing	19,231	Payment of consultation fee
6	BioLingus HK	BioLingus Beijing	51,282	Payment of consultation fee
7	BioLingus HK	BioLingus Beijing	64,103	Capital injection to BioLingus Beijing
8	BioLingus HK	BioLingus Beijing	38,462	Capital injection to BioLingus Beijing
9	BioLingus HK	BioLingus Beijing	3,846	Payment of consultation fee

Our Corporate History

We are an exempted company with limited liability incorporated under the laws of the Cayman Islands, whose main business operations are conducted through our subsidiaries in Switzerland and to a lesser extent, HK SAR, the People’s Republic of China and Australia. We are a biotechnology company spearheading the development of oral (specifically, sublingual) delivery of peptides and proteins.

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BioLingus (Cayman) Limited is the listing company and was incorporated on August 8,2018 and structured as a holding company with no material operations. It is the parent of BioLingus (BVI) Limited, a BVI Business Company with limited liability incorporated in the British Virgin Islands on August 2, 2019, and also structured as a holding company with no material operations.

Biolingus IP GmbH is a Swiss wholly-owned subsidiary of BioLingus (Hong Kong) Limited. It was incorporated on July 25, 2014 (Registration Number: CHE-354.897.847) initially by our three founders, Yves Decadt, Thomas Ko and Didier Coquoz to primarily research improving the efficacy of oral (specifically, sublingual/transmucosal) delivery of peptides and proteins for metabolic diseases, such as diabetes and obesity. Biolingus IP GmbH is engaged in research and development of improved and new pharmaceutical technologies and products, and development and management of the patent portfolio related to the products.

BioLingus (Hong Kong) Limited is a wholly-owned Hong Kong subsidiary of BioLingus (BVI) Limited. It was incorporated on November 30, 2012. It was previously named “BioLingus Technology Development (Hong Kong) Pty. Limited” and effected a name change to BioLingus (Hong Kong) Limited on April 6, 2018. BioLingus (Hong Kong) Limited is primarily engaged in administrative management.

BioLingus Beijing is a wholly-owned subsidiary of BioLingus (Hong Kong) Limited and was incorporated in the People’s Republic of China on July 11, 2019. It is a wholly foreign-owned enterprise and a limited liability company. BioLingus Beijing is primarily engaged in supplying drug products for pre-clinical studies.

BioLingus Research (Australia) Pty Ltd is a wholly-owned subsidiary of BioLingus (BVI) Limited incorporated in Australia on December 22, 2022. BioLingus Research (Australia) Pty Ltd is primarily engaged in pre-clinical studies (e.g., pharmacology, toxicology) and management of clinical studies.

Our Corporate Structure

We are an exempted company with limited liability incorporated under the laws of the Cayman Islands, and structured as a holding company whose main business operations are conducted through our various subsidiaries in Switzerland and to a lesser extent, HK SAR, the People’s Republic of China and Australia.

The following diagram illustrates our corporate structure, including our subsidiaries, as of the date of this prospectus and upon completion of this Offering based on a proposed number of 3,000,000 Ordinary Shares being offered, assuming the Underwriter does not exercise its over-allotment option.

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Pre-Offering

1. BioLingus (Cayman) Limited is the holding company, listing entity and registrant.

2. Glorious Quintessence Limited is a limited liability company incorporated under the laws of British Virgin Islands wholly-owned by Fortune Harbour Limited, which is in turn managed by ZMF Asset Management Limited in its sole discretion and on behalf of its investors.

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Post-Offering

1. BioLingus (Cayman) Limited is the holding company, listing entity and registrant.

2. Glorious Quintessence Limited is a limited liability company incorporated under the laws of British Virgin Islands wholly-owned by Fortune Harbour Limited, which is, in turn managed by ZMF Asset Management Limited in its sole discretion and on behalf of its investors.

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Corporate Information

Our principal executive office is located at Grossmatt 6, CH-6052 Hergiswil NW, Switzerland. Our phone number is +41786645430. Our registered offices in the Cayman Islands are located at Ogier Global (Cayman) Limited, 89 Nexus Way, Camana Bay, Grand Cayman, KY1-9009, Cayman Islands.

Investors should submit any inquiries to the address and telephone number of our principal executive offices. We maintain a corporate website at http://www.biolingus.ch/. The information contained in, or accessible from, our website or any other website does not constitute a part of this prospectus.

Implications of Our Being an “Emerging Growth Company”

As a company with less than $1.235 billion in revenue during our last fiscal year, we qualify as an “emerging growth company” as defined in the Jumpstart Our Business Startups Act of 2012, or the JOBS Act. An “emerging growth company” may take advantage of reduced reporting requirements that are otherwise generally applicable to public companies. In particular, as an emerging growth company, we:

●	may present only two years of audited financial statements and only two years of related Management’s Discussion and Analysis of Financial Condition and Results of Operations, or MD&A;

●	are not required to provide a detailed narrative disclosure discussing our compensation principles, objectives and elements and analyzing how those elements fit with our principles and objectives, which is commonly referred to as “compensation discussion and analysis”;

●	are not required to obtain an attestation and report from our auditors on our management’s assessment of our internal control over financial reporting pursuant to the Sarbanes-Oxley Act of 2002;

●	are not required to obtain a non-binding advisory vote from our shareholders on executive compensation or golden parachute arrangements (commonly referred to as the “say-on-pay,” “say-on frequency” and “say-on-golden-parachute” votes);

●	are exempt from certain executive compensation disclosure provisions requiring a pay-for-performance graph and CEO pay ratio disclosure;

●	are eligible to claim longer phase-in periods for the adoption of new or revised financial accounting standards under §107 of the JOBS Act; and

●	will not be required to conduct an evaluation of our internal control over financial reporting for two years.

We intend to take advantage of all of these reduced reporting requirements and exemptions, including the longer phase-in periods for the adoption of new or revised financial accounting standards under §107 of the JOBS Act. Our election to use the phase-in periods may make it difficult to compare our financial statements to those of non-emerging growth companies and other emerging growth companies that have opted out of the phase-in periods under §107 of the JOBS Act.

Certain of these reduced reporting requirements and exemptions were already available to us due to the fact that we also qualify as a “smaller reporting company” under SEC rules. For instance, smaller reporting companies are not required to obtain an auditor attestation and report regarding management’s assessment of internal control over financial reporting, are not required to provide a compensation discussion and analysis, are not required to provide a pay-for-performance graph or CEO pay ratio disclosure, and may present only two years of audited financial statements and related MD&A disclosure.

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Implications of Being a Foreign Private Issuer

We are a foreign private issuer within the meaning of the rules under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). As such, we are exempt from certain provisions applicable to United States domestic public companies. For example:

●	we are not required to provide as many Exchange Act reports, or as frequently, as a domestic public company;

●	for interim reporting, we are permitted to comply solely with our home country requirements, which are less rigorous than the rules that apply to domestic public companies;

●	we are not required to provide the same level of disclosure on certain issues, such as executive compensation;

●	we are exempt from provisions of Regulation FD aimed at preventing issuers from making selective disclosures of material information;

●	we are not required to comply with the sections of the Exchange Act regulating the solicitation of proxies, consents or authorizations in respect of a security registered under the Exchange Act; and

●	we are not required to comply with Section 16 of the Exchange Act requiring insiders to file public reports of their share ownership and trading activities and establishing insider liability for profits realized from any “short-swing” trading transaction.

Implications of Being a Controlled Company

We expect that founders will collectively own and control a majority of our voting rights following the Offering and that we will continue to be a “controlled company” as defined under the Nasdaq Stock Market Rules. Accordingly, we will be a controlled company under the applicable Nasdaq listing standards. For so long as we are a controlled company under that definition, we are permitted to elect to rely, and may rely, on certain exemptions from corporate governance rules, including:

●	an exemption from the rule that a majority of our board of directors must be independent directors;

●	an exemption from the rule that the compensation of our chief executive officer must be determined or recommended solely by independent directors; and

●	an exemption from the rule that our director nominees must be selected or recommended solely by independent directors.

As a result, you will not have the same protection afforded to shareholders of companies that are subject to these corporate governance requirements.

Although we do not intend to rely on the “controlled company” exemption under the Nasdaq listing rules, we could elect to rely on this exemption in the future. If we elected to rely on the “controlled company” exemption, a majority of the members of our board of directors might not be independent directors and our nominating and corporate governance and compensation committees might not consist entirely of independent directors upon closing of the Offering. Our status as a controlled company could cause our Ordinary Shares to look less attractive to certain investors or otherwise harm our trading price. As a result, the investors will not have the same protection afforded to shareholders of companies that are subject to these corporate governance requirements. Please see “Risk Factors – Our significant shareholders have considerable influence over our corporate matters.”

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Offering Summary

Following completion of our initial public offering, ownership of BioLingus (Cayman) Limited will be as follows:

	Ordinary Shares Purchased		Voting Power
	Number	Percent

Existing shareholders	10,000,000	76.9%	76.9%
New investors	3,000,000	23.1%	23.1%
	13,000,000	100%	100%

THE OFFERING

Issuer	BioLingus (Cayman) Limited.

Securities Being Offered	3,000,000 Ordinary Shares

Ordinary Shares Issued and Outstanding Prior to Completion of Offering	We have 10,000,000 Ordinary Shares issued and outstanding.

Ordinary Shares Issued and Outstanding Immediately After Completion of this Offering	13,000,000 Ordinary Shares.

Assumed Offering Price per Ordinary Share Over-Allotment Option Voting Rights

The initial public offering price will be $ per Ordinary Share.

We have granted the Underwriter a 45-day option to purchase ____________ Ordinary Shares (15% of the Ordinary Shares sold in this Offering), less underwriting commissions and discounts, to cover over-allotments, if any.

Holders of Ordinary Shares are entitled to one (1) vote per share.

Gross Proceeds	$

Symbol	We intend to apply to list our Ordinary Shares on the Nasdaq Capital Market under the symbol “ ”

Use of Proceeds	After deducting fees and expenses, we will have approximately $_____________ in net proceeds. We intend to use the proceeds from this Offering for working capital and general corporate purposes. See “Use of Proceeds” for more information.

Risk Factors	Investing in our Ordinary Shares offered hereby involves a high degree of risk. Purchasers of our Ordinary Shares may lose part or all of their investment. See “Risk Factors” for a discussion of factors you should carefully consider before deciding to invest in our Ordinary Shares (pages 25–59).

Lock-Up	We, our directors and executive officers, and principal shareholders are expected to enter into lock-up agreements with the Underwriter not to sell, transfer, or dispose of any Ordinary Shares for a period of up to 180 days after this Offering is completed. See “Shares Eligible for Future Sale” and “Underwriting.”

Dividend Policy	We have no present plans to declare dividends, and we plan to retain our earnings to continue to grow our business.

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Summary Financial Data

The following summary consolidated statements of operations and cash flow data For the Fiscal Years ended April 30, 2022 and 2021 and the six months ended October 31, 2022 and 2021 and the summary consolidated balance sheet data as of April 30, 2022 and 2021 and October 31, 2022 and 2021 have been derived from our consolidated financial statements included elsewhere in this prospectus. You should read the summary consolidated financial data in conjunction with those financial statements and the accompanying notes and “Management’s Discussion and Analysis of Financial Condition and Results of Operations.” Our consolidated financial statements are prepared and presented in accordance with United States generally accepted accounting principles, or U.S. GAAP, our consolidated financial statements have been prepared as if the current corporate structure had been in existence throughout the periods presented.

The summary of consolidated statements of cash flows

	For the Six Months Ended October 31,		For the Fiscal Year Ended April 30,
	2022	2021	2022	2021
	(unaudited)	(unaudited)	Audited	Audited
Net cash provided by (used in)
Operating activities	$(42,001)	$(263,846)	$(508,747)	$(1,604,231)
Investing activities	-	-	-	-
Financing activities	45,192	191,920	575,186	1,615,163
Net increase in cash and cash equivalents	3,191	(71,926)	66,439	10,932
Effect of foreign currency translation	(62,647)	(14,036)	(21,319)	83,434
Cash and cash equivalents, beginning of period	157,925	112,805	112,805	18,439
Cash and cash equivalents, end of period	98,469	26,843	157,925	112,805

The summary of consolidated balance sheets as at

	As at October 31,		As at April 30,
	2022	2021	2022	2021
	(unaudited)	(unaudited)	Audited	Audited
Total assets	$177,512	$286,485	$337,635	$680,421
Total liabilities	7,836,729	8,014,375	8,017,357	7,113,555
Total Shareholders’ (Deficit)	(7,659,217)	(7,727,890)	(7,679,722)	(6,433,134)

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Our management believes that the assumptions underlying our financial statements and the above allocations are reasonable. Our financial statements, however, may not necessarily reflect our results of operations, financial position and cash flows as if we had operated as a separate, stand-alone company during the periods presented. You should not view our historical results as an indicator of our future performance.

The following table presents our summary of consolidated statements of operations and comprehensive income for the fiscal years ended April 30, 2022 and 2021 and the six months ended October 31, 2022 and 2021:

	For the Six Months Ended October 31,		For the Fiscal Year Ended April 30,
	2022	2021	2022	2021
	(unaudited)	(unaudited)	Audited	Audited
Revenues	$—	$—	$—	$—
Cost of Revenues	—	—	—	—
Gross profit (loss)	—	—	—	—

Operating Expenses
Research & Development	51,804	106,548	265,557	360,465
General and administration	160,059	856,440	1,102,375	1,552,190
Total operating expenses	211,863	962,988	1,367,932	1,912,655
Operating loss	(211,863)	(962,988)	(1,367,932)	(1,912,655)
Other income	72,708	134,596	173,370	43,675
Total financing income (expenses), net	57,695	(85,579)	(182,030)	(119,878)

Net loss	(81,460)	(913,971)	(1,376,592)	(1,988,858)

Total comprehensive income (loss)	$20,505	$(911,810)	$(1,246,588)	$(2,025,591)

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RISK FACTORS

Investment in our securities involves a high degree of risk. You should carefully consider the risks described below together with all of the other information included in this prospectus before making an investment decision. The risks and uncertainties described below represent our known material risks to our business. If any of the following risks actually occurs, our business, financial condition or results of operations could suffer. In that case, you may lose all or part of your investment. You should not invest in this offering unless you can afford to lose your entire investment.

Risks Related to Our Business

We are a development stage company with a limited operating history, incurred operating losses for the six months ended October 31, 2022 and the years ended April 30, 2022 and 2021 and expect to incur significant losses for the foreseeable future, which provide no assurance as to our future operating results.

We are a development stage company with no revenues from our research and development activities. Consequently, we have incurred net losses and negative cash flows since inception. We have incurred operating losses during the track record period. Our net losses were $1,376,592 and $1,988,858 For the Fiscal Years ended April 30, 2022 and 2021, respectively, and $81,460 and $913,971 for the six months ended October 31, 2022 and 2021, respectively. Substantially all of our losses have resulted from expenses incurred in connection with our research and development programs and from general and administrative costs associated with our operations.

We currently have no product revenues, and may not succeed in developing or commercializing any products which could generate product or licensing revenues. We do not expect to have any products on the market for several years. Development of our product candidates requires a process of pre-clinical and clinical testing, during which our products could fail. In addition, successful completion of our development programs and our transition to normal operations are dependent upon obtaining necessary regulatory approvals from the FDA prior to selling our products within the United States, EMA to sell in Europe and other regulatory approvals must be obtained to sell our products internationally. There can be no assurance that we will receive regulatory approval of any of our product candidates, and a substantial amount of time may pass before we achieve a level of revenues adequate to support our operations, if at all. We also expect to incur substantial expenditures in connection with the regulatory approval process for each of our product candidates during their respective developmental periods. Obtaining marketing approval will be directly dependent on our ability to implement the necessary regulatory steps required to obtain marketing approval in the United States and in other countries. We cannot predict the outcome of these activities.

We may not be able to enter into agreements with one or more companies experienced in the manufacturing and marketing of therapeutic drugs and, to the extent that we are unable to do so, we will not be able to market our product candidates. Eventual profitability will depend on our success in developing, manufacturing, and marketing our product candidates. We may never achieve profitability and expect to incur net losses in the foreseeable future. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

Based on our current cash resources and commitments, we believe we will be able to maintain our current planned development activities and the corresponding level of expenditures for at least the next 12 months, although no assurance can be given that we will not need additional funds prior to such time. If there are unexpected increases in our operating expenses, we may need to seek additional financing during the next 12 months.

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We will need substantial additional capital in order to satisfy our business objectives. There is no assurance that additional financing will be available to us.

The combined financial statements which accompany this prospectus have been prepared assuming that the Company will continue as a going concern. As discussed in the report of the independent registered public accounting firm and the combined financial statements, we have suffered recurring losses from operations that raise substantial doubt about its ability to continue as a going concern.

To date, we have financed our operations principally through loans or offerings of securities exempt from the registration requirements of the Securities Act of 1933, as amended, or the Securities Act. We believe that our available resources and cash flow will be sufficient to meet our anticipated working capital needs for at least the next 12 months from the date of this prospectus. We will require substantial additional financing at various intervals in order to continue our research and development programs, including significant requirements for operating expenses including intellectual property protection and enforcement, for pursuit of regulatory approvals, and for commercialization of our products. We can provide no assurance that additional funding will be available on a timely basis, on terms acceptable to us, or at all. In the event that we are unable to obtain such financing, we will not be able to fully develop and commercialize our technology. Our future capital requirements will depend upon many factors, including:

●	Continued scientific progress in our research and development programs,
●	Costs and timing of conducting clinical trials and seeking regulatory approvals and patent prosecutions
●	Competing technological and market developments,
●	Our ability to enter into technology collaborative relationships or licensing deals with potential business partners, and
●	Effects of commercialization activities and facility expansions if and as required.

Our inability to raise capital could have a material adverse effect on our financial condition and the results of operations.

If we cannot secure adequate financing when needed, we may be required to delay, scale back or eliminate one or more of our research and development programs or to enter into license or other arrangements with third parties to commercialize products or technologies that we would otherwise seek to develop ourselves and commercialize ourselves. In such event, our business, prospects, financial condition, and results of operations may be adversely affected as we may be required to scale-back, eliminate, or delay development efforts or product introductions or enter into royalty, sales or other agreements with third parties in order to commercialize our products.

We rely upon patents to protect our technology. We may be unable to protect our intellectual property rights and we may be liable for infringing the intellectual property rights of others, our results of operations could be adversely affected.

Our ability to compete effectively will depend on our ability to maintain the proprietary nature of our technologies. We currently hold several pending patent applications in the United States for our technologies covering sublingual administration. We do not know whether any of our current or future patent applications will result in the issuance of any patents. Even issued patents may be challenged, invalidated or circumvented. Patents may not provide a competitive advantage or afford protection against competitors with similar technology. Competitors or potential competitors may have filed applications for, or may have received patents and may obtain additional and proprietary rights to compounds or processes used by or competitive with ours. In addition, laws of certain foreign countries do not protect intellectual property rights to the same extent as do the laws of the United States.

Further, we intend to rely on a combination of trade secrets and non-disclosure and other contractual agreements and technical measures to protect our rights in our technology. We intend to depend upon confidentiality agreements with our officers, directors, employees, consultants, and subcontractors, as well as collaborative partners, to maintain the proprietary nature of our technology. These measures may not afford us sufficient or complete protection, and others may independently develop technology similar to ours, otherwise avoid our confidentiality agreements, or produce patents that would materially and adversely affect our business, prospects, financial condition, and results of operations.

Litigation regarding patents, patent applications and other proprietary rights may be expensive and time consuming. If we are involved in such litigation, it could cause delays in bringing product candidates to market and harm our ability to operate.

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Patent litigation is becoming widespread in the biopharmaceutical and biotechnology industry and we cannot predict how this will affect our efforts to form strategic alliances, conduct clinical testing or manufacture and market any products under development. We believe that our technology is not subject to any infringement actions based upon the patents of any third parties; however, our technology may in the future be found to infringe upon the rights of others. Others may assert infringement claims against us, and if we should be found to infringe upon their patents, or otherwise impermissibly utilize their intellectual property, our ability to continue to use our technology could be materially restricted or prohibited. If this event occurs, we may be required to obtain licenses from the holders of this intellectual property, enter into royalty agreements, or redesign our products so as not to utilize this intellectual property, each of which may prove to be uneconomical or otherwise impossible. Licenses or royalty agreements required in order for us to use this technology may not be available on terms acceptable to us, or at all. These claims could result in litigation, which could materially adversely affect our business, prospects, financial condition, and results of operations. Our commercial success will also depend significantly on our ability to operate without infringing the patents and other proprietary rights of third parties. Patent applications are, in many cases, maintained in secrecy until patents are issued. The publication of discoveries in the scientific or patent literature frequently occurs substantially later than the date on which the underlying discoveries were made and patent applications are filed. In the event of infringement or violation of another party’s patent, we may be prevented from pursuing product development or commercialization.

At present, our success depends primarily on the successful commercialization of our sublingual GLP-1 products.

The successful commercialization of sublingual GLP-1 products is crucial for our success. At present, our principal product is the sublingual liraglutide. Our sublingual liraglutide is in an early stage of clinical development and faces a variety of risks and uncertainties. Principally, these risks include the following:

●	Future clinical trial results may show that the sublingual liraglutide is not well tolerated by recipients at its effective doses or is not efficacious as compared to placebo,
●	Future clinical trial results may be inconsistent with previous preliminary testing results and data from our earlier studies may be inconsistent with clinical data,
●	Even if our sublingual liraglutide is shown to be safe and effective for its intended purposes, we may face significant or unforeseen difficulties in obtaining or manufacturing sufficient quantities or at reasonable prices,
●	Our ability to complete the development and commercialization of the sublingual liraglutide for our intended use is significantly dependent upon our ability to obtain and maintain experienced and committed partners to assist us with obtaining clinical and regulatory approvals for, and the manufacturing, marketing and distribution of, the sublingual liraglutide on a worldwide basis,
●	Even if our sublingual liraglutide is successfully developed, commercially produced and receives all necessary regulatory approvals, there is no guarantee that there will be market acceptance of our product, and
●	Our competitors may develop therapeutics or other treatments which are superior or less costly than our own with the result that our products, even if they are successfully developed, manufactured and approved, may not generate significant revenues.

If we are unsuccessful in dealing with any of these risks, or if we are unable to successfully commercialize our sublingual liraglutide for some other reason, it would likely seriously harm our business.

We have limited experience in conducting clinical trials.

Clinical trials must meet FDA and foreign regulatory requirements. We have limited experience in designing, conducting and managing the preclinical studies and clinical trials necessary to obtain regulatory approval for our product candidates in any country. We have entered into agreements with CRO’s to assist us in designing, conducting and managing our various clinical trial as described in “Our Business”. Any failure of our collaborating CRO’s or any other consultant to fulfill their obligations could result in significant additional costs as well as delays in designing, consulting and completing clinical trials on our products.

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Our clinical trials may encounter delays, suspensions or other problems.

We may encounter problems in clinical trials that may cause us or the FDA or foreign regulatory agencies to delay, suspend or terminate our clinical trials at any phase. These problems could include the possibility that we may not be able to conduct clinical trials at our preferred sites, enroll a sufficient number of patients for our clinical trials at one or more sites or begin or successfully complete clinical trials in a timely fashion, if at all. Furthermore, we, the FDA or foreign regulatory agencies may suspend clinical trials at any time if we or they believe the subjects participating in the trials are being exposed to unacceptable health risks or if we or they find deficiencies in the clinical trial process or conduct of the investigation. If clinical trials of any of the product candidates fail, we will not be able to market the product candidate which is the subject of the failed clinical trials. The FDA and foreign regulatory agencies could also require additional clinical trials, which would result in increased costs and significant development delays. Our failure to adequately demonstrate the safety and effectiveness of a pharmaceutical product candidate under development could delay or prevent regulatory approval of the product candidate and could have a material adverse effect on our business, prospects, financial condition, and results of operations.

We can provide no assurance that our products will obtain regulatory approval or that the results of clinical studies will be favorable.

The testing, marketing and manufacturing of any of our products will require the approval of the FDA or regulatory agencies of other countries. The results of studies in pre-clinical trials for our products may not predict the results of later-stage clinical trials.

We cannot predict with any certainty the amount of time necessary to obtain regulatory approvals, including from the FDA or other foreign regulatory authorities, and whether any such approvals will ultimately be granted. In any event, review and approval by the regulatory bodies is anticipated to take a number of years. Preclinical and clinical trials may reveal that one or more of our products are ineffective or unsafe, in which event further development of such products could be seriously delayed or terminated. Moreover, obtaining approval for certain products may require the testing on human subjects of substances whose effects on humans are not fully understood or documented. Delays in obtaining necessary regulatory approvals of any proposed product and failure to receive such approvals would have an adverse effect on the product’s potential commercial success and on our business, prospects, financial condition, and results of operations. In addition, it is possible that a product may be found to be ineffective or unsafe due to conditions or facts which arise after development has been completed and regulatory approvals have been obtained. In this event we may be required to withdraw such product from the market. See “Our Business—Regulations.”

We are dependent upon third party suppliers of our raw materials.

We are dependent on outside vendors for our entire supply of our products. While we believe that there are numerous sources of supply available, if the third-party suppliers were to cease production or otherwise fail to supply us with quality raw materials in sufficient quantities on a timely basis and we were unable to contract on acceptable terms for these services with alternative suppliers, our ability to produce our products and to conduct testing and clinical trials would be materially adversely affected.

We are highly dependent upon our ability to enter into agreements with collaborative partners to develop, commercialize, and market our products.

Our long-term strategy is to ultimately seek a strategic commercial partner, or partners, such as large pharmaceutical companies, with extensive experience in the development, commercialization, and marketing of diabetes and obesity applications and/or other metabolic drugs. We anticipate such partner or partners would be responsible for, or substantially support, late-stage clinical trials (Phase 3) and sales and marketing of our products. Such planned strategic partnership, or partnerships, may provide a marketing and sales infrastructure for our products as well as financial and operational support for global clinical trials, post marketing studies, label expansions and other regulatory requirements concerning future clinical development in the United States and elsewhere.

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While our strategy is to partner with an appropriate party, no assurance can be given that any third party would be interested in partnering with us. We currently lack the resources to manufacture any of our product candidates on a large scale and we have no sales, marketing or distribution capabilities. In the event we are not able to enter into a collaborative agreement with a partner or partners, on commercially reasonable terms, or at all, we may be unable to commercialize our products, which would have a material adverse effect upon our business, prospects, financial condition, and results of operations.

We have limited senior management resources and may be required to obtain more resources to manage our growth.

We expect the expansion of our business to place a significant strain on our limited managerial, operational, and financial resources. We will be required to expand our operational and financial systems significantly and to expand, train, and manage our work force in order to manage the expansion of our operations. Our failure to fully integrate our new employees into our operations could have a material adverse effect on our business, prospects, financial condition, and results of operations. Our ability to attract and retain highly skilled personnel is critical to our operations and expansion. We face competition for these types of personnel from other technology companies and more established organizations, many of which have significantly larger operations and greater financial, technical, human, and other resources than we have. We may not be successful in attracting and retaining qualified personnel on a timely basis, on competitive terms, or at all. If we are not successful in attracting and retaining these personnel, our business, prospects, financial condition, and results of operations will be materially adversely affected.

We have limited financial personnel and may not provide reasonable assurance regarding the reliability of internal control over financial reporting.

Due to our inherent limitations derived from our small size and limited number of employees, management’s evaluation of our internal control over financial reporting concluded that there is a material weakness with respect to segregation of duties that may not provide reasonable assurance regarding the reliability of internal control over financial reporting and may not prevent or detect misstatements. Specifically, our Chief Financial Officer serves as our only qualified internal accounting and financial reporting personnel and as such performs all accounting and financial reporting functions without the benefit of independent checks, confirmations or backup other than bookkeeping functions performed by an outside accounting firm. In addition, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

We depend upon our senior management and skilled personnel and their loss or unavailability could put us at a competitive disadvantage.

We currently depend upon the efforts and abilities of our senior executives, as well as the services of several key consultants and other key personnel, including Sai Ying Thomas Ko, our Technical Advisor. The loss or unavailability of the services of any of these individuals for any significant period of time could have a material adverse effect on our business, prospects, financial condition, and results of operations. We do not maintain “key man” life insurance policies for any of our senior executives.

Recruiting and retaining qualified officers, scientific, clinical, sales and marketing personnel or consultants will also be critical to our success. In addition, we rely on consultants and advisors, to assist us in formulating our preclinical studies development and commercialization strategy. The loss of the services of our executive officers or other key employees and consultants could impede the achievement of our research, development and commercialization objectives and seriously harm our ability to successfully implement our business strategy.

Competition to hire from this limited pool is intense, and we may be unable to hire, train, retain or motivate these key personnel or consultants on acceptable terms given the competition among numerous pharmaceutical and biotechnology companies for similar personnel. Our inability to attract and retain qualified skilled personnel would have a material adverse effect on our business, prospects, financial condition, and results of operations.

Fulfilling our obligations incident to being a public company will be expensive and time consuming.

As a public company, the Sarbanes-Oxley Act of 2002, Dodd-Frank Act, and the related rules and regulations of the Securities and Exchange Commission, or the SEC, require us to maintain certain corporate governance practices and adhere to a variety of reporting requirements and complex accounting rules. Compliance with these public company obligations increases our legal and financial compliance costs and place significant additional demands on our finance and accounting staff and on our financial, accounting and information systems.

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Healthcare policy changes, including pending legislation recently adopted and further proposals still pending to reform the U.S. healthcare system, may harm our future business.

Healthcare costs have risen significantly over the past decade. There have been and continue to be proposals by legislators, regulators and third-party payors to keep these costs down. Certain proposals, if passed, would impose limitations on the prices we will be able to charge for the products that we are developing, or the amounts of reimbursement available for these products from governmental agencies or third-party payors. These limitations could in turn reduce the amount of revenues that we will be able to generate in the future from sales of our products and licenses of our technology.

Various healthcare reform proposals have also emerged at the state level. We cannot predict what healthcare initiatives, if any, will be implemented at the federal or state level, or the effect any future legislation or regulation will have on us. However, an expansion in government’s role in the U.S. healthcare industry may lower the future revenues for the products we are developing and adversely affect our future business, possibly materially.

The COVID-19 pandemic could adversely impact portions of our business that rely on research and development activities or clinical trials and delay or disrupt our pipeline, which may adversely impact our Company’s results of operations.

The extent to which the COVID-19 pandemic may impact our business with respect to research and development and clinical trials will depend on future developments, which are highly uncertain and cannot be predicted with confidence, such as the ultimate geographic spread of the disease, vaccine distribution, variants of the virus, the duration of the outbreak, travel restrictions and social distancing in countries, business closures or business disruptions, and the effectiveness of actions taken countries to contain and treat the disease. As the COVID-19 pandemic continues, we will likely experience disruptions that could severely impact our business with respect to research and development and clinical trials, including:

●	delays or difficulties in enrolling patients in its clinical trials;
●	delays or difficulties in clinical site initiation, including difficulties in recruiting clinical site investigators and clinical site staff;
●	delays or difficulties in recruiting study participants that fit the criteria necessary for the specific experimental groups required.
●	interruption of key clinical trial activities, such as clinical trial site monitoring, due to limitations on travel imposed or recommended by governments, employers and others;
●	limitations in employee resources that would otherwise be focused on the conduct of our business with respect to research and development or clinical trials, including due to illness of our employees or their families, an increase in childcare responsibilities for certain employees, the desire of our employees to avoid close contact or contact with large groups of people or as a result of the governmental imposition of stay-at-home orders or similar working restrictions;
●	delays in receiving approval from local regulatory authorities to initiate our planned clinical trials;
●	delays in clinical sites receiving the supplies and materials needed to conduct clinical trials;
●	interruption in global shipping that may affect the transport of clinical trial materials;
●	changes in local regulations as part of a response to the COVID-19 pandemic, which may require us to change the ways in which our clinical trials are conducted, which may result in unexpected costs, or discontinuing clinical trials altogether; and
●	delays in necessary interactions with local regulators, ethics committees and other important agencies and contractors due to limitations in employee resources or forced furlough of government employees.

In addition, the spread of COVID-19 may negatively impact the Company’s ability to raise additional capital on a timely basis or at all.

We are subject to numerous laws, regulations, standards and other requirements related to personal information, privacy and data protection. Our actual or perceived failure to comply with such laws, regulations, standards and other requirements could negatively affect our business, financial condition or results of operations.

The global data protection landscape is rapidly evolving, and we are subject to numerous federal, state and foreign laws, regulations, standards and other requirements governing the collection, use, disclosure, retention and security of personal information, such as information that we may collect in connection with clinical trials in the United States and abroad. Implementation standards and enforcement practices are likely to remain uncertain for the foreseeable future, and we cannot yet determine the impact future laws, regulations, standards or requirements may have on our business. This evolution may create uncertainty in our business, affect our ability to operate in certain jurisdictions or to collect, store, transfer, use and share personal information, necessitate the acceptance of more onerous obligations in our contracts, result in liability or impose additional costs on us. Any failure or perceived failure by us to comply with federal, state or foreign laws or regulations, our internal or external policies and procedures or our contracts governing our processing of personal information could result in negative publicity, government investigations, enforcement actions, claims by third parties or damage to our reputation, any of which could have a material adverse effect on our business, results of operations and financial condition.

The Swiss Federal Act on Data Protection, or DPA, also applies to the collection and processing of personal data by companies located in Switzerland, or in certain circumstances, by companies located outside of Switzerland. The DPA has been revised and adopted by the Swiss Parliament, and the revised version and its revised ordinances will enter into force on September 1, 2023. This revised law may lead to an increase in our costs of compliance, risk of noncompliance and penalties for noncompliance.

In addition to data privacy and security laws, we may be contractually subject to industry standards adopted by industry groups and may become subject to such obligations in the future. We may also be bound by other contractual obligations related to data privacy and security, and our efforts to comply with such obligations may not be successful.

We may publish privacy policies, marketing materials, and other statements, such as compliance with certain certifications or self-regulatory principles, regarding data privacy and security. If these policies, materials or statements are found to be deficient, lacking in transparency, deceptive, unfair, or misrepresentative of our practices, we may be subject to investigation, enforcement actions by regulators, or other adverse consequences.

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Risks Relating to Doing Business in the PRC

Our PRC subsidiary is subject to restrictions on paying dividends or making other payments to us, which may have a material adverse effect on our ability to conduct our business.

We are a holding company and conduct some of our business through our PRC subsidiary, which is a limited liability company established in China. We may rely on dividends to be paid by our PRC subsidiary to fund our cash and financing requirements, including the funds necessary to pay dividends and other cash distributions to our shareholders, to service any debt we may incur and to pay our operating expenses. If our PRC subsidiary incurs debt on its own behalf in the future, the instruments governing the debt may restrict its ability to pay dividends or make other distributions to us. Our subsidiary has not made any dividends or other distributions to our holding company or any U.S. investors as of the date of this prospectus.

Under PRC laws and regulations, our PRC subsidiary, which is a wholly foreign-owned enterprise in China, may pay dividends only out of its accumulated profits as determined in accordance with PRC accounting standards and regulations. In addition, a wholly foreign-owned enterprise is required to set aside at least 10% of its accumulated after-tax profits each year, if any, to fund a certain statutory reserve fund, until the aggregate amount of such fund reaches 50% of its registered capital.

We anticipate that our PRC subsidiary will generate primarily all of its revenue in RMB, which is not freely convertible into other currencies. As a result, any restriction on currency exchange may limit the ability of our PRC subsidiary to use its RMB revenues to pay dividends to us. The PRC government may continue to strengthen its capital controls, and more restrictions and substantial vetting process may be put forward by State Administration of Foreign Exchange (the “SAFE”) for cross-border transactions falling under both the current account and the capital account. Any limitation on the ability of our PRC subsidiary to pay dividends or make other kinds of payments to us could materially and adversely limit our ability to grow, make investments or acquisitions that could be beneficial to our business, pay dividends, or otherwise fund and conduct our business.

In addition, the Enterprise Income Tax Law and its implementation rules provide that a withholding tax rate of up to 10% will be applicable to dividends payable by Chinese companies to non-PRC-resident enterprises unless otherwise exempted or reduced according to treaties or arrangements between the PRC central government and governments of other countries or regions where the non-PRC resident enterprises are incorporated. Any limitation on the ability of our PRC subsidiary to pay dividends or make other distributions to us could materially and adversely limit our ability to grow, make investments or acquisitions that could be beneficial to our business, pay dividends, or otherwise fund and conduct our business.

There are significant legal and other obstacles to obtaining information needed for shareholder investigations or litigation outside the PRC or otherwise with respect to foreign entities.

We conduct some of our business operations in the PRC. The SEC, U.S. Department of Justice and other authorities often have substantial difficulties in bringing and enforcing actions against non-U.S. companies and non-U.S. persons, including company directors and officers, in certain emerging markets, including the PRC. Additionally, our public shareholders may have limited rights and few practical remedies in emerging markets where we operate, as shareholder claims that are common in the United States, including class action securities law and fraud claims, generally are difficult to pursue as a matter of law or practicality in many emerging markets, including the PRC. For example, in the PRC, there are significant legal and other obstacles to obtaining information needed for shareholder investigations or litigation outside the PRC or otherwise with respect to foreign entities. Although the local authorities in the PRC may establish a regulatory cooperation mechanism with the securities regulatory authorities of another country or region to implement cross-border supervision and administration, the regulatory cooperation with the securities regulatory authorities in the Unities States has not been efficient in the absence of a mutual and practical cooperation mechanism. According to Article 177 of the PRC Securities Law which became effective in March 2020, no foreign securities regulator is allowed to directly conduct investigation or evidence collection activities within the territory of the PRC. Accordingly, without the consent of the competent PRC securities regulators and relevant authorities, no organization or individual may provide the documents and materials relating to securities business activities to foreign securities regulators.

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As a result, our public shareholders may have more difficulty in protecting their interests in the face of actions taken by management, members of the board of directors or controlling shareholders than they would as public shareholders of a company incorporated in the United States.

PRC regulation of loans to, and direct investments in, PRC entities by offshore holding companies may delay or prevent us from using proceeds from this offering and/or future financing activities to make loans or additional capital contributions to our PRC operating subsidiaries.

In July 2014, SAFE promulgated the Circular on Relevant Issues Concerning Foreign Exchange Control on Domestic Residents’ Offshore Investment and Financing and Roundtrip Investment through Special Purpose Vehicles, or SAFE Circular 37, which replaces the previous SAFE Circular 75. SAFE Circular 37 requires PRC residents, including PRC individuals and PRC corporate entities, to register with SAFE or its local branches in connection with their direct or indirect offshore investment activities. SAFE Circular 37 is applicable to our shareholders who are PRC residents and may be applicable to any offshore acquisitions that we may make in the future.

Under SAFE Circular 37, PRC residents who make, or have prior to the implementation of SAFE Circular 37 made, direct or indirect investments in offshore special purpose vehicles, or SPVs, are required to register such investments with SAFE or its local branches. In addition, any PRC resident who is a direct or indirect shareholder of an SPV, is required to update its registration with the local branch of SAFE with respect to that SPV, to reflect any material change. Moreover, any subsidiary of such SPV in the PRC is required to urge the PRC resident shareholders to update their registration with the local branch of SAFE to reflect any material change. If any PRC resident shareholder of such SPV fails to make the required registration or to update the registration, the subsidiary of such SPV in the PRC may be prohibited from distributing its profits or the proceeds from any capital reduction, share transfer or liquidation to the SPV, and the SPV may also be prohibited from making additional capital contributions into its subsidiaries in China. In February, 2015, SAFE promulgated a Notice on Further Simplifying and Improving Foreign Exchange Administration Policy on Direct Investment, or SAFE Notice 13. Under SAFE Notice 13, applications for foreign exchange registration of inbound foreign direct investments and outbound direct investments, including those required under SAFE Circular 37, must be filed with qualified banks instead of SAFE. Qualified banks should examine the applications and accept registrations under the supervision of SAFE. We do not have PRC residents or entities who directly or indirectly hold shares in our Cayman Islands holding company and who are known to us as being PRC residents. However, we may not be informed of the identities of all the PRC residents or entities holding direct or indirect interest in our company, nor can we compel our beneficial owners to comply with SAFE registration requirements. We cannot assure you that all other shareholders or beneficial owners of ours who are PRC residents or entities have complied with, and will in the future make, obtain or update any applicable registrations or approvals required by, SAFE regulations. Failure by such shareholders or beneficial owners to comply with SAFE regulations, or failure by us to amend the foreign exchange registrations of our PRC subsidiary, could subject us to fines or legal sanctions, restrict our overseas or cross-border investment activities, and limit our PRC subsidiary’s ability to make distributions or pay dividends to us or affect our ownership structure, which could adversely affect our business and prospects.

Furthermore, as these foreign exchange and outbound investment related regulations are relatively new and their interpretation and implementation has been constantly evolving, it is unclear how these regulations, and any future regulation concerning offshore or cross-border investments and transactions, will be interpreted, amended and implemented by the relevant government authorities. For example, we may be subject to a more stringent review and approval process with respect to our foreign exchange activities, such as remittance of dividends and foreign-currency-denominated borrowings, which may adversely affect our financial condition and results of operations. We cannot assure you that we have complied or will be able to comply with all applicable foreign exchange and outbound investment related regulations. In addition, if we decide to acquire a PRC domestic company, we cannot assure you that we or the owners of such company, as the case may be, will be able to obtain the necessary approvals or complete the necessary filings and registrations required by the foreign exchange regulations. This may restrict our ability to implement our acquisition strategy and could adversely affect our business and prospects.

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As an offshore holding company with a PRC subsidiary, we may transfer funds to our affiliate entities or finance our operating entity by means of loans or capital contributions. Any capital contributions or loans that we, as an offshore entity, make to our PRC subsidiary, including from the proceeds of this Offering, are subject to the above PRC regulations. We may not be able to obtain necessary government registrations or approvals on a timely basis, if at all. If we fail to obtain such approvals or make such registration, our ability to make equity contributions or provide loans to our PRC subsidiary or to fund their operations may be negatively affected, which may adversely affect their liquidity and ability to fund their working capital and expansion projects and meet their obligations and commitments. As a result, our liquidity and our ability to fund and expand our business may be negatively affected.

We must remit the offering proceeds to the PRC before they may be used to benefit our business in the PRC, and this process may take several months to complete.

The process for sending the proceeds from this Offering back to the PRC may take as long as six months after the closing of this Offering. In utilizing the proceeds of this Offering in the manner described in “Use of Proceeds,” as an offshore holding company of our PRC operating subsidiary, we may make loans to our PRC subsidiary, or we may make additional capital contributions to our PRC subsidiary. Any loan to our PRC subsidiary are subject to PRC regulations. For example, loans by us to our PRC subsidiary, which are foreign-invested enterprises, to finance their activities cannot exceed statutory limits and must be registered with SAFE.

To remit the proceeds of the Offering, we must take the following steps:

●	First, we will open a special foreign exchange account for capital account transactions. To open this account, we must submit to SAFE certain application forms, identity documents, transaction documents, form of foreign exchange registration of overseas investments of the domestic residents, and foreign exchange registration certificate of the invested company. As of the date of this prospectus, we have already opened a special foreign exchange account for capital account transactions.

●	Second, we will remit the offering proceeds into this special foreign exchange account.

●	Third, we will apply for settlement of the foreign exchange. In order to do so, we must submit to SAFE certain application forms, identity documents, payment order to a designated person, and a tax certificate.

The timing of the process is difficult to estimate because the efficiencies of different SAFE branches can vary significantly. Ordinarily the process takes several months but is required by law to be accomplished within 180 days of application.

We may also decide to finance our subsidiaries by means of capital contributions. These capital contributions must be approved by MOFCOM or its local counterpart. We cannot assure you that we will be able to obtain these government approvals on a timely basis, if at all, with respect to future capital contributions by us to our subsidiaries. If we fail to receive such approvals, our ability to use the proceeds of this offering and to capitalize our Chinese operations may be negatively affected, which could adversely affect our liquidity and our ability to fund and expand our business.

If we fail to receive such approvals, our ability to use the proceeds of this Offering and to capitalize our Chinese operations may be negatively affected, which could adversely affect our liquidity and our ability to fund and expand our business.

PRC regulation of loans to and direct investment in PRC entities by offshore holding companies to PRC entities may delay or prevent us from making loans or additional capital contributions to our PRC operating subsidiary.

We are an offshore holding company conducting our operations in the PRC through our PRC subsidiary. We may make loans to our PRC subsidiary, or we may make additional capital contributions to our PRC subsidiary, or we may establish new PRC subsidiaries and make capital contributions to these new PRC subsidiaries, or we may acquire offshore entities with business operations in the PRC in an offshore transaction.

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Most of these ways are subject to PRC regulations and approvals or registration. For example, loans by us to our wholly owned PRC subsidiary to finance their activities cannot exceed statutory limits and must be registered with the local counterpart of SAFE. If we decide to finance our wholly owned PRC subsidiary by means of capital contributions, these capital contributions are subject to registration with the State Administration for Market Regulation or its local branch, reporting of foreign investment information with the PRC Ministry of Commerce, or registration with other governmental authorities in the PRC. Due to the restrictions imposed on loans in foreign currencies extended to PRC domestic companies, we are not likely to make such loans to our PRC subsidiary, which is a PRC domestic company. Further, we are not likely to finance the activities of our PRC subsidiary by means of capital contributions due to regulatory restrictions relating to foreign investment in PRC domestic enterprises engaged in certain businesses.

SAFE promulgated the Notice of the State Administration of Foreign Exchange on Reforming the Administration of Foreign Exchange Settlement of Capital of Foreign-invested Enterprises, or SAFE Circular 19, effective June 2015, in replacement of the Circular on the Relevant Operating Issues Concerning the Improvement of the Administration of the Payment and Settlement of Foreign Currency Capital of Foreign-Invested Enterprises, the Notice from the State Administration of Foreign Exchange on Relevant Issues Concerning Strengthening the Administration of Foreign Exchange Businesses, and the Circular on Further Clarification and Regulation of the Issues Concerning the Administration of Certain Capital Account Foreign Exchange Businesses. According to SAFE Circular 19, the flow and use of the RMB capital converted from foreign currency-denominated registered capital of a foreign-invested company is regulated such that RMB capital may not be used for the issuance of RMB entrusted loans, the repayment of inter-enterprise loans or the repayment of banks loans that have been transferred to a third party. Although SAFE Circular 19 allows RMB capital converted from foreign currency-denominated registered capital of a foreign-invested enterprise to be used for equity investments within the PRC, it also reiterates the principle that RMB converted from the foreign currency-denominated capital of a foreign-invested company may not be directly or indirectly used for purposes beyond its business scope. Thus, it is unclear whether SAFE will permit such capital to be used for equity investments in the PRC in actual practice. SAFE promulgated the Notice of the State Administration of Foreign Exchange on Reforming and Standardizing the Foreign Exchange Settlement Management Policy of Capital Account, or SAFE Circular 16, effective on June 9, 2016, which reiterates some of the rules set forth in SAFE Circular 19, but changes the prohibition against using RMB capital converted from foreign currency-denominated registered capital of a foreign-invested company to issue RMB entrusted loans to a prohibition against using such capital to issue loans to non-associated enterprises. Violations of SAFE Circular 19 and SAFE Circular 16 could result in administrative penalties. SAFE Circular 19 and SAFE Circular 16 may significantly limit our ability to transfer any foreign currency we hold, including the net proceeds from this Offering, to our PRC subsidiary, which may adversely affect our liquidity and our ability to fund and expand our business in the PRC. On October 23, 2019, the SAFE promulgated the Notice for Further Advancing the Facilitation of Cross-border Trade and Investment, or the SAFE Circular 28, which, among other things, allows all foreign-invested companies to use RMB converted from foreign currency-denominated capital for equity investments in the PRC, as long as the equity investment is genuine, does not violate applicable laws, and complies with the negative list on foreign investment. However, since the SAFE Circular 28 is newly promulgated, it is unclear how SAFE and competent banks will carry this out in practice.

In light of the various requirements imposed by PRC regulations on loans to, and direct investment in, PRC entities by offshore holding companies, we cannot assure you that we will be able to complete the necessary government registrations or obtain the necessary government approvals on a timely basis, if at all, with respect to future loans to our PRC subsidiary or future capital contributions by us to our PRC subsidiary. As a result, uncertainties exist as to our ability to provide prompt financial support to our PRC subsidiary when needed. If we fail to complete such registrations or obtain such approvals, our ability to use the proceeds we expect to receive from this Offering and to capitalize or otherwise fund our PRC operations may be negatively affected, which could materially and adversely affect our liquidity and our ability to fund and expand our business.

Adverse changes in political and economic policies of the PRC government could have a material adverse effect on the overall economic growth of the PRC, which could reduce the demand for our products and services and materially and adversely affect our competitive position.

Some of our business operations are conducted in the PRC. Accordingly, our business, results of operations, financial condition and prospects are subject to economic, political and legal developments in the PRC. Although the Chinese economy is no longer a planned economy, the PRC government continues to exercise significant control over the PRC’s economic growth through direct allocation of resources, monetary and tax policies, and a host of other government policies such as those that encourage or restrict investment in certain industries by foreign investors, control the exchange between RMB and foreign currencies, and regulate the growth of the general or specific market.

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From time to time, we may have to resort to administrative and court proceedings to enforce our legal rights. Any administrative and court proceedings in the PRC may be protracted, resulting in substantial costs and diversion of resources and management attention. Since PRC administrative and court authorities have significant discretion in interpreting and implementing statutory provisions and contractual terms, it may be more difficult to evaluate the outcome of administrative and court proceedings and the level of legal protection we enjoy than in more developed legal systems. These uncertainties may impede our ability to enforce the contracts we have entered into and could materially and adversely affect our business and results of operations.

Furthermore, the PRC legal system is based in part on government policies and internal rules, some of which are not published on a timely basis or at all and may have retroactive effect. As a result, we may not be aware of our violation of any of these policies and rules until sometime after the violation. Such unpredictability towards our contractual, property (including intellectual property) and procedural rights could adversely affect our business and impede our ability to continue our operations.

These government involvements have been instrumental in the PRC’s significant growth in the past 30 years. In response to the recent global and Chinese economic downturn, the PRC government has adopted policy measures aimed at stimulating the economic growth in China. If the PRC government’s current or future policies fail to help the Chinese economy achieve further growth or if any aspect of the PRC government’s policies limits the growth of our industry or otherwise negatively affects our business, our growth rate or strategy, our results of operations could be adversely affected as a result.

Changes in the PRC’s economic, political or social conditions or government policies could have a material adverse effect on our business and results of operations.

Although only some of our operations are located in the PRC, our business, prospects, financial condition and results of operations may be influenced to a significant degree by political, economic and social conditions in the PRC generally and by continued economic growth in the PRC as a whole.

The Chinese economy differs from the economies of most developed countries in many respects, including the amount of government involvement, level of development, growth rate, control of foreign exchange and allocation of resources. Although the Chinese government has implemented measures emphasizing the utilization of market forces for economic reform, the reduction of state ownership of productive assets and the establishment of improved corporate governance in business enterprises, a substantial portion of productive assets in the PRC is still owned by the government. In addition, the Chinese government continues to play a significant role in regulating industry development by imposing industrial policies. The Chinese government also exercises significant control over the PRC’s economic growth through allocating resources, controlling payment of foreign currency-denominated obligations, setting monetary policy, and providing preferential treatment to particular industries or companies.

While the Chinese economy has experienced significant growth over the past decades, growth has been uneven, both geographically and among various sectors of the economy. The Chinese government has implemented various measures to encourage economic growth and guide the allocation of resources. Some of these measures may benefit the overall Chinese economy, but may have a negative effect on us. For example, our financial condition and results of operations may be adversely affected by government control over capital investments or changes in tax regulations. In addition, in the past the Chinese government has implemented certain measures, including interest rate increases, to control the pace of economic growth. These measures may cause decreased economic activity in China, and since 2012, the PRC’s economic growth has slowed down. Any prolonged slowdown in the Chinese economy may reduce the demand for our products and services and materially and adversely affect our business and results of operations.

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We must comply with the Foreign Corrupt Practices Act and Chinese anti-corruption laws.

We are required to comply with the United States Foreign Corrupt Practices Act, or FCPA, which prohibits US companies from engaging in bribery or other prohibited payments to foreign officials for the purpose of obtaining or retaining business. Foreign companies, including some of our competitors, are not subject to these prohibitions. The PRC also strictly prohibits bribery of government officials. Corruption, extortion, bribery, pay-offs, theft and other fraudulent practices occur from time-to-time in the PRC. It is our policy to prohibit our employees, and to discourage our agents, representatives and consultants, from engaging in such practices. If our competitors engage in these practices, they may receive preferential treatment from personnel of some companies, giving our competitors an advantage in securing business or from government officials who might give them priority in obtaining new licenses, which would put us at a disadvantage. Our employees, agents, representatives and consultants may not always be subject to our control. If any of them violates FCPA or other anti-corruption law, we might be held responsible. We could suffer severe penalties in that event. In addition, the US government may seek to hold us liable for successor liability FCPA violations committed by companies in which we invest or which we acquire.

Uncertainties with respect to the PRC legal system, including those regarding the enforcement of laws, and sudden or unexpected changes, with little advance notice, in laws and regulations in the PRC could adversely affect us and limit the legal protections available to you and us.

There are substantial uncertainties regarding the interpretation and application of PRC laws and regulations including, but not limited to, the laws and regulations governing our business and the enforcement and performance of our arrangements with customers in certain circumstances. The laws and regulations are sometimes vague and may be subject to future changes, and their official interpretation and enforcement could be unpredictable, with little advance notice. The effectiveness and interpretation of newly enacted laws or regulations, including amendments to existing laws and regulations, may be delayed, and our business may be affected if we rely on laws and regulations which are subsequently adopted or interpreted in a manner different from our understanding of these laws and regulations. New laws and regulations that affect existing and proposed future businesses may also be applied retroactively. We cannot predict what effect the interpretation of existing or new PRC laws or regulations may have on our business.

We conduct all of our business through our PRC subsidiary. Our operations in the PRC are governed by PRC laws and regulations. Our PRC subsidiary is generally subject to laws and regulations applicable to foreign investments in the PRC and, in particular, laws and regulations applicable to wholly foreign-owned enterprises. The PRC legal system is based on statutes. Prior court decisions may be cited for reference but have limited precedential value.

Since 1979, PRC legislation and regulations have significantly enhanced the protections afforded to various forms of foreign investments in the PRC. However, the PRC has not developed a fully integrated legal system and recently enacted laws and regulations may not sufficiently cover all aspects of economic activities in the PRC. In particular, because these laws and regulations are relatively new, and because of the limited volume of published decisions and their non-binding nature, the interpretation and enforcement of these laws and regulations involve uncertainties. In addition, the PRC legal system is based in part on government policies and internal rules (some of which are not published on a timely basis or at all) that may have a retroactive effect. As a result, we may not be aware of our violation of these policies and rules until sometime after the violation. In addition, any litigation in the PRC may be protracted and result in substantial costs and diversion of resources and management attention.

The PRC government has significant oversight and discretion over the conduct of our business and may intervene or influence our operations as the government deems appropriate to further regulatory, political and societal goals. The PRC government has recently published new policies that significantly affected certain industries such as the education and internet industries, and we cannot rule out the possibility that it will in the future release regulations or policies regarding our industry that could adversely affect our business, financial condition and results of operations. Furthermore, the PRC government has recently indicated an intent to assert more oversight and control over securities offerings and other capital markets activities that are conducted overseas and foreign investment in PRC-based companies like us. Any such action, once taken by the PRC government, could significantly limit or completely hinder our ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or in extreme cases, become worthless.

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Governmental control of currency conversion may affect the value of your investment.

The PRC government imposes controls on the convertibility of the RMB into foreign currencies and, in certain cases, the remittance of currency out of the PRC. Shortages in the availability of foreign currency may restrict the ability of our PRC subsidiary to remit sufficient foreign currency to pay dividends or other payments to us, or otherwise satisfy their foreign currency denominated obligations. Under existing PRC foreign exchange regulations, payments of current account items, including profit distributions, interest payments and expenditures from trade-related transactions can be made in foreign currencies without prior approval from SAFE by complying with certain procedural requirements. However, approval from appropriate government authorities is required where RMB is to be converted into foreign currency and remitted out of the PRC to pay capital expenses such as the repayment of loans denominated in foreign currencies. The PRC government may also, at its discretion, restrict access in the future to foreign currencies for current account transactions. If the foreign exchange control system prevents us from obtaining sufficient foreign currency to satisfy our currency demands, we may not be able to pay dividends in foreign currencies to our security-holders.

We are a holding company and we rely on our subsidiaries for funding dividend payments, which are subject to restrictions under PRC laws.

We are an exempted company with limited liability incorporated under the laws in the Cayman Islands, which is structured as a holding company, and we operate our core businesses through our subsidiaries. Therefore, the availability of funds for us to pay dividends to our shareholders and to service our indebtedness depends upon dividends received from our subsidiaries. If our PRC subsidiary incurs debt or losses, its ability to pay dividends or other distributions to us may be impaired. As a result, our ability to pay dividends and to repay our indebtedness will be restricted. PRC laws require that dividends be paid only out of the after-tax profit of our PRC subsidiary calculated according to PRC accounting principles, which differ in many aspects from generally accepted accounting principles in other jurisdictions. PRC laws also require enterprises established in the PRC to set aside part of their after-tax profits as statutory reserves. These statutory reserves are not available for distribution as cash dividends. In addition, restrictive covenants in bank credit facilities or other agreements that we or our subsidiaries may enter into in the future may also restrict the ability of our subsidiaries to pay dividends to us. These restrictions on the availability of our funding may impact our ability to pay dividends to our shareholders and to service our indebtedness.

To the extent cash or assets in the business is/are in the PRC or HK SAR or a PRC or HK SAR entity, the funds or assets may not be available to fund operations or for other use outside of the PRC or HK SAR due to interventions in or the imposition of restrictions and limitations on the ability of us or our subsidiaries by the PRC government to transfer cash or assets.

The transfer of funds and assets among BioLingus (Cayman) Limited, its Hong Kong and PRC subsidiaries is subject to restrictions. The PRC government imposes controls on the conversion of the RMB into foreign currencies and the remittance of currencies out of the PRC. See “Risk Factors – Governmental control of currency conversion may affect the value of your investment.” In addition, the PRC Enterprise Income Tax Law and its implementation rules provide that a withholding tax at a rate of 10% will be applicable to dividends payable by Chinese companies to non-PRC-resident enterprises, unless reduced under treaties or arrangements between the PRC central government and the governments of other countries or regions where the non-PRC resident enterprises are tax resident. – See “Risk Factors – Our PRC subsidiary is subject to restrictions on paying dividends or making other payments to us, which may have a material adverse effect on our ability to conduct our business”.

As of the date of this prospectus, there are no restrictions or limitations imposed by the HK SAR government on the transfer of capital within, into and out of HK SAR (including funds from HK SAR to the PRC), except for the transfer of funds involving money laundering and criminal activities. However, there is no guarantee that the HK SAR government will not promulgate new laws or regulations that may impose such restrictions in the future.

As a result of the above, to the extent cash or assets in the business is/are in the PRC or HK SAR or a PRC or HK SAR entity, the funds or assets may not be available to fund operations or for other use outside of the PRC or HK SAR due to interventions in or the imposition of restrictions and limitations on the ability of us or our subsidiaries by the PRC government to transfer cash or assets.

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Our business may be materially and adversely affected if any of our PRC or HK SAR subsidiaries declare bankruptcy or become subject to a dissolution or liquidation proceeding.

The Enterprise Bankruptcy Law of the PRC, or the Bankruptcy Law, came into effect on June 1, 2007. The Bankruptcy Law provides that an enterprise will be liquidated if the enterprise fails to settle its debts as and when they fall due and if the enterprise’s assets are, or are demonstrably, insufficient to clear such debts.

Our PRC and HK SAR subsidiaries holds certain assets that are important to our business operations. If our PRC or HK SAR subsidiaries undergo a voluntary or involuntary liquidation proceeding, unrelated third-party creditors may claim rights to some or all of these assets, thereby hindering our ability to operate our business, which could materially and adversely affect our business, financial condition and results of operations.

According to SAFE’s Notice of the State Administration of Foreign Exchange on Further Improving and Adjusting Foreign Exchange Administration Policies for Direct Investment, effective on 17 December 2012, and the Provisions for Administration of Foreign Exchange Relating to Inbound Direct Investment by Foreign Investors, effective May 13, 2013, if our PRC subsidiary undergoes a voluntary or involuntary liquidation proceeding, prior approval from SAFE for remittance of foreign exchange to our shareholders abroad is no longer required, but we still need to conduct a registration process with the SAFE local branch. It is not clear whether “registration” is a mere formality or involves the kind of substantive review process undertaken by SAFE and its relevant branches in the past.

The Chinese government exerts substantial influence over the manner in which we must conduct our business activities. We are currently not required to obtain approval from Chinese authorities to list on U.S exchanges, however, if our subsidiaries or the holding company were required to obtain approval in the future and were denied permission from Chinese authorities to list on U.S. exchanges, we will not be able to continue listing on U.S. exchange, which would materially affect the interest of the investors.

BioLingus (Cayman) Limited is an exempted company with limited liability incorporated under the laws of the Cayman Islands and is not a Chinese operating company. As a holding company with no material operations of its own, it conducts all of its operations and operates its business in China through its PRC subsidiary. Because of our corporate structure as a Cayman Islands holding company with operations conducted by our PRC subsidiary, it involves unique risks to investors. Furthermore, Chinese regulatory authorities could change the rules and regulations regarding foreign ownership in the industry in which the company operates, which would likely result in a material change in our operations and/or a material change in the value of the securities we are registering for sale, including that it could cause the value of such securities to significantly decline or become worthless.

The Chinese government has exercised and continues to exercise substantial control over virtually every sector of the Chinese economy through regulation and state ownership. Our ability to operate in China may be harmed by changes in its laws and regulations, including those relating to taxation, environmental regulations, land use rights, property and other matters. The central or local governments of these jurisdictions may impose new, stricter regulations or interpretations of existing regulations that would require additional expenditures and efforts on our part to ensure our compliance with such regulations or interpretations. Accordingly, government actions in the future, including any decision not to continue to support recent economic reforms and to return to a more centrally planned economy or regional or local variations in the implementation of economic policies, could have a significant effect on economic conditions in China or particular regions thereof, and could require us to divest ourselves of any interest we then hold in Chinese properties.

Given recent statements by the Chinese government indicating an intent to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers, any such action could significantly limit or completely hinder our ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or become worthless.

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Recently, the General Office of the Central Committee of the Communist Party of China and the General Office of the State Council jointly issued the Opinions on Severely Cracking Down on Illegal Securities Activities According to Law, or the Opinions, which was made available to the public on July 6, 2021. The Opinions emphasized the need to strengthen the administration over illegal securities activities, and the need to strengthen the supervision over overseas listings by Chinese companies. Effective measures, such as promoting the construction of relevant regulatory systems, will be taken to deal with the risks and incidents of China-concept overseas listed companies. As of the date of this prospectus, we have not received any inquiry, notice, warning, or sanctions from PRC government authorities in connection with the Opinions.

On June 10, 2021, the Standing Committee of the National People’s Congress of China, or the SCNPC, promulgated the PRC Data Security Law, which took effect in September 2021. The PRC Data Security Law imposes data security and privacy obligations on entities and individuals carrying out data activities, and introduces a data classification and hierarchical protection system based on the importance of data in economic and social development, and the degree of harm it will cause to national security, public interests, or legitimate rights and interests of individuals or organizations when such data is tampered with, destroyed, leaked, illegally acquired or used. The PRC Data Security Law also provides for a national security review procedure for data activities that may affect national security and imposes export restrictions on certain data an information.

In early July 2021, regulatory authorities in China launched cybersecurity investigations with regard to several China-based companies that are listed in the United States. The Chinese cybersecurity regulator announced on July 2 that it had begun an investigation of Didi Global Inc. (NYSE: DIDI) and two days later ordered that the company’s app be removed from smartphone app stores. On July 5, 2021, the Chinese cybersecurity regulator launched the same investigation on two other Internet platforms, China’s Full Truck Alliance of Full Truck Alliance Co. Ltd. (NYSE: YMM) and Boss of KANZHUN LIMITED (Nasdaq: BZ). On July 24, 2021, the General Office of the Communist Party of China Central Committee and the General Office of the State Council jointly released the Guidelines for Further Easing the Burden of Excessive Homework and Off-campus Tutoring for Students at the Stage of Compulsory Education, pursuant to which foreign investment in such firms via mergers and acquisitions, franchise development, and variable interest entities are banned from this sector.

On July 30, 2021, the State Council promulgated the Regulations on the Protection of the Security of Critical Information Infrastructure, or the Regulations, which took effect on September 1, 2021. The Regulations supplement and specify the provisions on the security of critical information infrastructure as stated in the Cybersecurity Review Measures. The Regulations provide, among others, that protection department of certain industry or sector shall notify the operator of the critical information infrastructure in time after the identification of certain critical information infrastructure.

On August 20, 2021, the SCNPC promulgated the Personal Information Protection Law of the PRC, or the Personal Information Protection Law, which took effect in November 2021. As the first systematic and comprehensive law specifically for the protection of personal information in the PRC, the Personal Information Protection Law provides, among others, that (i) an individual’s consent shall be obtained to use sensitive personal information, such as biometric characteristics and individual location tracking, (ii) personal information operators using sensitive personal information shall notify individuals of the necessity of such use and impact on the individual’s rights, and (iii) where personal information operators reject an individual’s request to exercise his or her rights, the individual may file a lawsuit with a People’s Court.

As such, the Company’s business segments may be subject to various government and regulatory interference in the provinces in which they operate. The Company could be subject to regulation by various political and regulatory entities, including various local and municipal agencies and government sub-divisions. The Company may incur increased costs necessary to comply with existing and newly adopted laws and regulations or penalties for any failure to comply. Additionally, the governmental and regulatory interference could significantly limit or completely hinder our ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless.

Furthermore, it is uncertain when and whether the Company will be required to obtain permission from the PRC government to list on U.S. exchanges in the future, and even when such permission is obtained, whether it will be denied or rescinded. Although the Company is currently not required to obtain permission from any of the PRC federal or local government to obtain such permission and has not received any denial to list on the U.S. exchange, our operations could be adversely affected, directly or indirectly, by existing or future laws and regulations relating to its business or industry.

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On February 17, 2023, the CSRC issued the Trial Administrative Measures of Overseas Securities Offering and Listing by Domestic Companies, and five Guidelines on the Application of Regulatory Rules(“Overseas Listing Regulations”), which will come into effect on March 31, 2023. The Overseas Listing Regulations requires that a PRC domestic enterprise seeking to issue and list its shares overseas (“Overseas Issuance and Listing”) shall complete the filing procedures of and submit the relevant information to CSRC. The Overseas Issuance and Listing includes direct and indirect issuance and listing. Where an enterprise whose principal business activities are conducted in PRC seeks to issue and list its shares in the name of an overseas enterprise (“Overseas Issuer”) on the basis of the equity, assets, income or other similar rights and interests of the relevant PRC domestic enterprise, such activities shall be deemed an indirect overseas issuance and listing (“Indirect Overseas Issuance and Listing”) under the Overseas Listing Regulations. Our PRC counsel, Beijing DeHeng Law Office, has advised us that, according to the criteria for determining Indirect Overseas Issuance and Listing under the Overseas Listing Regulations, the proposed listing shall not be deemed an Indirect Overseas Issuance and Listing under the Overseas Listing Regulations. Therefore, the Company would not be required to complete the filing procedures of and submit the relevant information to CSRC after the Overseas Listing Regulations become effective. However, our PRC counsel has further advised us that there remain some uncertainties as to how the Overseas Listing Regulations will be interpreted or implemented in the context of an overseas offering and its opinions summarized above are subject to any new laws, rules and regulations or detailed implementations and interpretations in any form relating to the Overseas Listing Regulations. We cannot assure you that relevant PRC government agencies, including the CSRC, would reach the same conclusion as we do. If it is determined that filing procedures is required for this offering, we may face sanctions by the CSRC or other PRC regulatory agencies for failure to fulfill filing procedure for this Offering. These sanctions may include an order by the CSRC to make rectification, warnings and fines in the PRC.

In addition, on December 28, 2021, the CAC, the National Development and Reform Commission (“NDRC”), and several other administrations jointly issued the revised Measures for Cybersecurity Review, or the Revised Review Measures, which became effective and replaced the existing Measures for Cybersecurity Review on February 15, 2022. According to the Revised Review Measures, if an “online platform operator” that is in possession of personal data of more than one million users intends to list in a foreign country, it must apply for a cybersecurity review. Based on a set of Q&A published on the official website of the State Cipher Code Administration in connection with the issuance of the Revised Review Measures, an official of the said administration indicated that an online platform operator should apply for a cybersecurity review prior to the submission of its listing application with non-PRC securities regulators. Given the recency of the issuance of the Revised Review Measures and their pending effectiveness, there is a general lack of guidance and substantial uncertainties exist with respect to their interpretation and implementation. For example, it is unclear whether the requirement of cybersecurity review applies to follow-on offerings by an “online platform operator” that is in possession of personal data of more than one million users where the offshore holding company of such operator is already listed overseas. Furthermore, the CAC released the draft of the Regulations on Network Data Security Management in November 2021 for public consultation, which among other things, stipulates that a data processor listed overseas must conduct an annual data security review by itself or by engaging a data security service provider and submit the annual data security review report for a given year to the municipal cybersecurity department before January 31 of the following year. If the draft Regulations on Network Data Security Management are enacted in the current form, we, as an overseas listed company, will be required to carry out an annual data security review and comply with the relevant reporting obligations.

As confirmed by our PRC counsel, Beijing DeHeng Law Office, we will not be subject to cybersecurity review with the CAC after the Cybersecurity Review Measures became effective on February 15, 2022, since we currently do not have over one million users’ personal information and do not anticipate that we will be collecting over one million users’ personal information in the foreseeable future, which we understand might otherwise subject us to the Cybersecurity Review Measures; we are also not subject to network data security review by the CAC if the Draft Regulations on the Network Data Security Administration are enacted as proposed, since we currently do not have over one million users’ personal information and do not collect data that affects or may affect national security and we do not anticipate that we will be collecting over one million users’ personal information or data that affects or may affect national security in the foreseeable future, which we understand might otherwise subject us to the Security Administration Draft.

Although the Company is currently not required to obtain permission from any of the PRC federal or local government to obtain such permission and has not received any denial to list on the U.S. exchange, our operations could be adversely affected, directly or indirectly; our ability to offer, or continue to offer, securities to investors would be potentially hindered and the value of our securities might significantly decline or be worthless, by existing or future laws and regulations relating to its business or industry or by intervene or interruption by PRC governmental authorities, if we or our subsidiaries (i) do not receive or maintain such permissions or approvals, (ii) inadvertently conclude that such permissions or approvals are not required, (iii) applicable laws, regulations, or interpretations change and we are required to obtain such permissions or approvals in the future, or (iv) any intervention or interruption by PRC governmental with little advance notice.

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Fluctuations in exchange rates could adversely affect our business and the value of our securities.

Changes in the value of the RMB against the U.S. dollar, Euro and other foreign currencies are affected by, among other things, changes in the PRC’s political and economic conditions. Any significant revaluation of the RMB may have a material adverse effect on our revenues and financial condition, and the value of, and any dividends payable on our shares in U.S. dollar terms. For example, to the extent that we need to convert U.S. dollars we receive from our public offering into RMB for our operations, appreciation of the RMB against the U.S. dollar would have an adverse effect on RMB amount we would receive from the conversion. Conversely, if we decide to convert our RMB into U.S. dollars for the purpose of paying dividends on our Ordinary Shares or for other business purposes, appreciation of the U.S. dollar against the RMB would have a negative effect on the U.S. dollar amount available to us. In addition, fluctuations of the RMB against other currencies may increase or decrease the cost of imports and exports, and thus affect the price-competitiveness of our products against products of foreign manufacturers or products relying on foreign inputs.

Since July 2005, the RMB is no longer pegged to the U.S. dollar. Although the People’s Bank of China regularly intervenes in the foreign exchange market to prevent significant short-term fluctuations in the exchange rate, the RMB may appreciate or depreciate significantly in value against the U.S. dollar in the medium to long term. Moreover, it is possible that in the future PRC authorities may lift restrictions on fluctuations in the RMB exchange rate and lessen intervention in the foreign exchange market.

Increases in labor costs in the PRC may adversely affect our business and results of operations.

The currently effective PRC Labor Contract Law, or the Labor Contract Law was first adopted on June 29, 2007 and later amended on December 28, 2012. The PRC Labor Contract Law has reinforced the protection of employees who, under the Labor Contract Law, have the right, among others, to have written employment contracts, to enter into employment contracts with no fixed term under certain circumstances, to receive overtime wages and to terminate or alter terms in labor contracts. Furthermore, the Labor Contract Law sets forth additional restrictions and increases the costs involved with dismissing employees. To the extent that we need to significantly reduce our workforce, the Labor Contract Law could adversely affect our ability to do so in a timely and cost-effective manner, and our results of operations could be adversely affected. In addition, for employees whose employment contracts include non-competition terms, the Labor Contract Law requires us to pay monthly compensation after such employment is terminated, which will increase our operating expenses.

We expect that our labor costs, including wages and employee benefits, will continue to increase. Unless we are able to pass on these increased labor costs to our customers by increasing the prices of our products and services, our financial condition and results of operations would be materially and adversely affected.

We may become subject to a variety of laws and regulations in the PRC regarding privacy, data security, cybersecurity, and data protection. We may be liable for improper use or appropriation of personal information provided by our customers.

We may become subject to a variety of laws and regulations in the PRC regarding privacy, data security, cybersecurity, and data protection. These laws and regulations are continuously evolving and developing. The scope and interpretation of the laws that are or may be applicable to us are often uncertain and may be conflicting, particularly with respect to foreign laws. In particular, there are numerous laws and regulations regarding privacy and the collection, sharing, use, processing, disclosure, and protection of personal information and other user data. Such laws and regulations often vary in scope, may be subject to differing interpretations, and may be inconsistent among different jurisdictions.

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We expect to obtain information about various aspects of our operations as well as regarding our employees and third parties. We also maintain information about various aspects of our operations as well as regarding our employees. The integrity and protection of our customer, employee and company data is critical to our business. Our customers and employees expect that we will adequately protect their personal information. We are required by applicable laws to keep strictly confidential the personal information that we collect, and to take adequate security measures to safeguard such information.

The PRC Criminal Law, as amended by its Amendment 7 (effective on February 28, 2009) and Amendment 9 (effective on November 1, 2015), prohibits institutions, companies and their employees from selling or otherwise illegally disclosing a citizen’s personal information obtained during the course of performing duties or providing services or obtaining such information through theft or other illegal ways. On November 7, 2016, the Standing Committee of the PRC National People’s Congress issued the Cyber Security Law of the PRC, or Cyber Security Law, which became effective on June 1, 2017.

Pursuant to the Cyber Security Law, network operators must not, without users’ consent, collect their personal information, and may only collect users’ personal information necessary to provide their services. Providers are also obliged to provide security maintenance for their products and services and shall comply with provisions regarding the protection of personal information as stipulated under the relevant laws and regulations.

The Civil Code of the PRC (issued by the PRC National People’s Congress on May 28, 2020 and effective from January 1, 2021) provides main legal basis for privacy and personal information infringement claims under the Chinese civil laws. PRC regulators, including the Cyberspace Administration of China, MIIT, and the Ministry of Public Security have been increasingly focused on regulation in the areas of data security and data protection.

The PRC regulatory requirements regarding cybersecurity are constantly evolving. For instance, various regulatory bodies in China, including the Cyberspace Administration of China, the Ministry of Public Security and the SAMR, have enforced data privacy and protection laws and regulations with varying and evolving standards and interpretations.

In November 2016, the Standing Committee of China’s National People’s Congress passed China’s first Cybersecurity Law (“CSL”), which became effective in June 2017. The CSL is the first PRC law that systematically lays out the regulatory requirements on cybersecurity and data protection, subjecting many previously under-regulated or unregulated activities in cyberspace to government scrutiny. The legal consequences of violation of the CSL include penalties of warning, confiscation of illegal income, suspension of related business, winding up for rectification, shutting down the websites, and revocation of business license or relevant permits. In April 2020, the Cyberspace Administration of China and certain other PRC regulatory authorities promulgated the Cybersecurity Review Measures, which became effective in June 2020. Pursuant to the Cybersecurity Review Measures, operators of critical information infrastructure must pass a cybersecurity review when purchasing network products and services which do or may affect national security. On July 10, 2021, the Cyberspace Administration of China issued a revised draft of the Measures for Cybersecurity Review for public comments (“Draft Measures”), which required that, in addition to “operator of critical information infrastructure,” any “data processor” carrying out data processing activities that affect or may affect national security should also be subject to cybersecurity review, and further elaborated the factors to be considered when assessing the national security risks of the relevant activities, including, among others, (i) the risk of core data, important data or a large amount of personal information being stolen, leaked, destroyed, and illegally used or exited the country; and (ii) the risk of critical information infrastructure, core data, important data or a large amount of personal information being affected, controlled, or maliciously used by foreign governments after listing abroad. The Cyberspace Administration of China has said that under the proposed rules companies holding data on more than 1,000,000 users must now apply for cybersecurity approval when seeking listings in other nations because of the risk that such data and personal information could be “affected, controlled, and maliciously exploited by foreign governments,” The cybersecurity review will also investigate the potential national security risks from overseas IPOs. We do not know what regulations will be adopted or how such regulations will affect us and our listing on Nasdaq. In the event that the Cyberspace Administration of China determines that we are subject to these regulations, we may be required to delist from Nasdaq and we may be subject to fines and penalties. On June 10, 2021, the Standing Committee of the NPC promulgated the PRC Data Security Law, which took effect on September 1, 2021. The Data Security Law also sets forth the data security protection obligations for entities and individuals handling personal data, including that no entity or individual may acquire such data by stealing or other illegal means, and the collection and use of such data should not exceed the necessary limits The costs of compliance with, and other burdens imposed by, CSL and any other cybersecurity and related laws may limit the use and adoption of our products and services and could have an adverse impact on our business. Further, if the enacted version of the Measures for Cybersecurity Review mandates clearance of cybersecurity review and other specific actions to be completed by companies like us, we face uncertainties as to whether such clearance can be timely obtained, or at all.

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On December 28, 2021, the Cyberspace Administration of China jointly with the relevant authorities published Measures for Cybersecurity Review (2021) which took effect on February 15, 2022 and replaced the Review Measures, which required that, operators of critical information infrastructure purchasing network products and services, and data processors (together with the operators of critical information infrastructure, the “Operators”) carrying out data processing activities that affect or may affect national security, shall conduct a cybersecurity review, any operator who controls more than one million users’ personal information must go through a cybersecurity review by the cybersecurity review office if it seeks to be listed in a foreign country.

Under the Data Security Law enacted on September 1, 2021 and the Measures for Cybersecurity Review (2021) implemented on February 15, 2022, since we are not an Operator, nor do we control more than one million users’ personal information, we would not be required to apply for a cybersecurity review by the CAC. However, if the CSRC, CAC or other regulatory agencies later promulgate new rules or explanations requiring that we obtain their approvals for this offering and any follow-on offering, we may be unable to obtain such approvals and we may face sanctions by the CSRC, CAC or other PRC regulatory agencies for failure to seek their approval which could significantly limit or completely hinder our ability to offer or continue to offer securities to our investors and the securities currently being offered may substantially decline in value and be worthless.

On July 30, 2021, the State Council promulgated the Regulations on the Protection of the Security of Critical Information Infrastructure, or the Regulations, which took effect on September 1, 2021. The Regulations supplement and specify the provisions on the security of critical information infrastructure as stated in the Cybersecurity Review Measures. The Regulations provide, among others, that protection department of certain industry or sector shall notify the operator of the critical information infrastructure in time after the identification of certain critical information infrastructure.

On August 20, 2021, the Standing Committee of the NPC approved the Personal Information Protection Law (“PIPL”), which became effective on November 1, 2021. The PIPL regulates collection of personal identifiable information and seeks to address the issue of algorithmic discrimination. Companies in violation of the PIPL may be subject to warnings and admonishments, forced corrections, confiscation of corresponding income, suspension of related services, and fines. We had not collected identifiable or sensitive personal information of individual end-users, such as ID card numbers and real names, which means our potential access or exposure to customers’ personal information is limited. However, in the event we inadvertently access or become exposed to customers’ personal identifiable information, then we may face heightened exposure to the PIPL.

We cannot assure you that PRC regulatory agencies, including the CAC, would take the same view as we do, and there is no assurance that we can fully or timely comply with such laws. In the event that we are subject to any mandatory cybersecurity review and other specific actions required by the CAC, we face uncertainty as to whether any clearance or other required actions can be timely completed, or at all. Given such uncertainty, we may be further required to suspend our relevant business, shut down our website, or face other penalties, which could materially and adversely affect our business, financial condition, and results of operations.

If we become directly subject to the recent scrutiny, criticism and negative publicity involving U.S.-listed Chinese companies, we may have to expend significant resources to investigate and resolve the matter which could harm our business operations, this Offering and our reputation and could result in a loss of your investment in our Ordinary Shares, especially if such matter cannot be addressed and resolved favorably.

Recently, U.S. public companies that have substantially all of their operations in China, have been the subject of intense scrutiny, criticism and negative publicity by investors, financial commentators and regulatory agencies, such as the SEC. Much of the scrutiny, criticism and negative publicity has centered around financial and accounting irregularities, a lack of effective internal controls over financial accounting, inadequate corporate governance policies or a lack of adherence thereto and, in many cases, allegations of fraud. As a result of the scrutiny, criticism and negative publicity, the publicly traded stock of many U.S. listed Chinese companies has sharply decreased in value and, in some cases, has become virtually worthless. Many of these companies are now subject to shareholder lawsuits and SEC enforcement actions and are conducting internal and external investigations into the allegations. It is not clear what effect this sector-wide scrutiny, criticism and negative publicity will have on our Company, our business and this Offering. If we become the subject of any unfavorable allegations, whether such allegations are proven to be true or untrue, we will have to expend significant resources to investigate such allegations and/or defend the Company. This situation may be a major distraction to our management. If such allegations are not proven to be groundless, our Company and business operations will be severely hampered and your investment in our Ordinary Shares could be rendered worthless.

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You may face difficulties in protecting your interests and exercising your rights as a shareholder since we conduct substantially all of our operations outside the United States, and almost all of our officers and directors reside outside the United States.

Although we are incorporated in the Cayman Islands, we conduct substantially all of our operations outside the United States. All of our current officers and almost all of our directors reside outside the United States and substantially all of the assets of those persons are located outside of the United States. It may be difficult for you to conduct due diligence on the Company or such directors in your election of the directors and attend shareholders meeting if the meeting is held outside the United States. We plan to have one shareholder meeting each year at a location to be determined, in all likelihood outside the United States. As a result of all of the above, our public shareholders may have more difficulty in protecting their interests through actions against our management, directors or major shareholders than would shareholders of a corporation doing business entirely or predominantly within the United States.

The recent joint statement by the SEC and PCAOB, proposed rule changes submitted by Nasdaq, and the Holding Foreign Companies Accountable Act all call for additional and more stringent criteria to be applied to emerging market companies upon assessing the qualification of their auditors, especially the non-U.S. auditors who are not inspected by the PCAOB. These developments could add uncertainties to our Offering.

On April 21, 2020, SEC Chairman Jay Clayton and PCAOB Chairman William D. Duhnke III, along with other senior SEC staff, released a joint statement highlighting the risks associated with investing in companies based in or have substantial operations in emerging markets including China. The joint statement emphasized the risks associated with lack of access for the PCAOB to inspect auditors and audit work papers in China and higher risks of fraud in emerging markets.

On May 18, 2020, Nasdaq filed three proposals with the SEC to (i) apply minimum offering size requirement for companies primarily operating in “Restrictive Market”, (ii) adopt a new requirement relating to the qualification of management or board of director for Restrictive Market companies, and (iii) apply additional and more stringent criteria to an applicant or listed company based on the qualifications of the company’s auditors.

On May 20, 2020, the U.S. Senate passed the Holding Foreign Companies Accountable Act requiring a foreign company to certify it is not owned or controlled by a foreign government if the PCAOB is unable to audit specified reports because the company uses a foreign auditor not subject to PCAOB inspection. If the PCAOB is unable to inspect the company’s auditors for three consecutive years, the issuer’s securities are prohibited to trade on a national securities exchange or in the over-the-counter trading market in the U.S. On December 2, 2020, the U.S. House of Representatives approved the Holding Foreign Companies Accountable Act. On December 18, 2020, the Holding Foreign Companies Accountable Act was signed into law.

On March 24, 2021, the SEC announced that it had adopted interim final amendments to implement congressionally mandated submission and disclosure requirements of the Act. The interim final amendments will apply to registrants that the SEC identifies as having filed an annual report on Forms 10-K, 20-F, 40-F or N-CSR with an audit report issued by a registered public accounting firm that is located in a foreign jurisdiction and that the PCAOB has determined it is unable to inspect or investigate completely because of a position taken by an authority in that jurisdiction. The SEC will implement a process for identifying such a registrant and any such identified registrant will be required to submit documentation to the SEC establishing that it is not owned or controlled by a governmental entity in that foreign jurisdiction, and will also require disclosure in the registrant’s annual report regarding the audit arrangements of, and governmental influence on, such a registrant.

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On June 22, 2021, the U.S. Senate passed the Accelerating Holding Foreign Companies Accountable Act, which was signed into law on December 29, 2022, and reduces the time period for the delisting of foreign companies under the HFCAA to two consecutive years instead of three years.

On September 22, 2021, the PCAOB adopted a final rule implementing the HFCAA, which provides a framework for the PCAOB to use when determining, as contemplated under the HFCAA, whether the PCAOB is unable to inspect or investigate completely registered public accounting firms located in a foreign jurisdiction because of a position taken by one or more authorities in that jurisdiction.

On December 2, 2021, the SEC issued amendments to finalize rules implementing the submission and disclosure requirements in the HFCAA. The rules apply to registrants that the SEC identifies as having filed an annual report with an audit report issued by a registered public accounting firm that is located in a foreign jurisdiction and that PCAOB is unable to inspect or investigate completely because of a position taken by an authority in foreign jurisdictions (“Commission-Identified Issuer”). The final amendments are effective on January 10, 2022. The SEC will begin to identify and list Commission-Identified Issuers on its website shortly after registrants begin filing their annual reports for 2021.

On December 16, 2021, the PCAOB issued a report on its determinations that it is unable to inspect or investigate completely PCAOB-registered public accounting firms headquartered in the PRC and in HK SAR, because of positions taken by PRC authorities in those jurisdictions.

On August 26, 2022, the PCAOB announced that it had signed a Statement of Protocol (the “SOP”) with the China Securities Regulatory Commission and the Ministry of Finance of China. The SOP, together with two protocol agreements governing inspections and investigations (together, the “SOP Agreement”), establishes a specific, accountable framework to make possible complete inspections and investigations by the PCAOB of audit firms based in mainland China and Hong Kong, as required under U.S. law. The SOP Agreement remains unpublished and is subject to further explanation and implementation. In other words, the SOP Agreement is just the first step toward opening access for the PCAOB to inspect and investigate registered public accounting firms headquartered in the PRC and HK SAR. Pursuant to the fact sheet with respect to the SOP Agreement disclosed by the SEC, the PCAOB shall have sole discretion to select any audit firms for inspection or investigation and the PCAOB inspectors and investigators shall have a right to see all audit documentation without redaction. According to the PCAOB, its December 2021 determinations under the HFCAA remain in effect. The PCAOB is required to reassess these determinations by the end of 2022. Under the PCAOB’s rules, a reassessment of a determination under the HFCAA may result in the PCAOB reaffirming, modifying or vacating the determination. However, if the PCAOB continues to be prohibited from conducting complete inspections and investigations of PCAOB-registered public accounting firms in the PRC and HK SAR, the PCAOB is likely to determine by the end of 2022 that positions taken by authorities in the PRC obstructed its ability to inspect and investigate registered public accounting firms in the PRC and HK SAR completely, then the companies audited by those registered public accounting firms would be subject to a trading prohibition on U.S. markets pursuant to the HFCAA. On December 16, 2022, the Chairwoman of the House Committee on Financial Services announced that PCAOB had determined that it had gained complete and unfettered access to be able to inspect China-based and HK SAR-based PCAOB-registered accounting and audit firms.

The lack of access to the PCAOB inspection in the PRC prevents the PCAOB from fully evaluating audits and quality control procedures of the auditors based in the PRC. As a result, the investors may be deprived of the benefits of such PCAOB inspections. The inability of the PCAOB to conduct inspections of auditors in the PRC makes it more difficult to evaluate the effectiveness of these accounting firms’ audit procedures or quality control procedures as compared to auditors outside of China that are subject to the PCAOB inspections, which could cause existing and potential investors in our stock to lose confidence in our audit procedures and reported financial information and the quality of our financial statements.

Our auditor, WWC, P.C., the independent registered public accounting firm that issues the audit report included elsewhere in this prospectus, as an auditor of companies that are traded publicly in the United States and a firm registered with the PCAOB, is subject to laws in the United States pursuant to which the PCAOB conducts regular inspections to assess our auditor’s compliance with the applicable professional standards. Our auditor is headquartered in San Mateo, California and is subject to inspection by the PCAOB on a regular basis with the last inspection in 2020. If it is later determined that the PCAOB is unable to inspect or investigate completely our auditor because of a position taken by an authority in a foreign jurisdiction, trading in our securities could be prohibited under the Holding Foreign Companies Accountable Act and as a result an exchange may determine to delist your securities.

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These recent developments could add uncertainties to our Offering and we cannot assure you whether Nasdaq or regulatory authorities would apply additional and more stringent criteria to us after considering the effectiveness of our auditor’s audit procedures and quality control procedures, adequacy of personnel and training, or sufficiency of resources, geographic reach or experience as it relates to the audit of our financial statements.

Our shares may be delisted under the Holding Foreign Companies Accountable Act if the PCAOB is unable to inspect our auditors for three consecutive years beginning in 2021 because of a position taken by an authority in a foreign jurisdiction. The delisting of our shares, or the threat of their being delisted, may materially and adversely affect the value of your investment.

The Holding Foreign Companies Accountable Act, or the HFCAA, was enacted on December 18, 2020. The HFCAA states if the SEC determines that a company has filed audit reports issued by a registered public accounting firm that has not been subject to inspection by the PCAOB for three consecutive years beginning in 2021, the SEC shall prohibit such shares from being traded on a national securities exchange or in the over-the-counter trading market in the U.S.

On March 24, 2021, the SEC adopted interim final rules relating to the implementation of certain disclosure and documentation requirements of the HFCAA. A company will be required to comply with these rules if the SEC identifies it as having a “non-inspection” year under a process to be subsequently established by the SEC. The SEC is assessing how to implement other requirements of the HFCAA, including the listing and trading prohibition requirements described above.

Despite that we have a U.S. based auditor that is registered with the PCAOB and subject to PCAOB inspection, there are still risks to the Company and investors if it is later determined that the PCAOB is unable to inspect or investigate completely our auditor because of a position taken by an authority in a foreign jurisdiction. Such risks include but not limited to that trading in our securities may be prohibited under the Holding Foreign Companies Accountable Act and as a result an exchange may determine to delist our securities.

The M&A Rules and certain other PRC regulations establish complex procedures for some acquisitions of Chinese companies by foreign investors, which could make it more difficult for us to pursue growth through acquisitions in China.

The Regulations on Mergers and Acquisitions of Domestic Companies by Foreign Investors, or the M&A Rules, adopted by six PRC regulatory agencies in August 2006 and amended in 2009, and some other regulations and rules concerning mergers and acquisitions established additional procedures and requirements that could make merger and acquisition activities by foreign investors more time consuming and complex, including requirements in some instances that the MOC be notified in advance of any change-of-control transaction in which a foreign investor takes control of a PRC domestic enterprise. For example, the M&A Rules require that MOFCOM be notified in advance of any change-of-control transaction in which a foreign investor takes control of a PRC domestic enterprise, if (i) any important industry is concerned, (ii) such transaction involves factors that impact or may impact national economic security, or (iii) such transaction will lead to a change in control of a domestic enterprise which holds a famous trademark or PRC time-honored brand. Moreover, the Anti-Monopoly Law promulgated by the SCNPC effective in 2008 and amended in 2022 requires that transactions which are deemed concentrations and involve parties with specified turnover thresholds (i.e., during the previous fiscal year, (i) the total global turnover of all operators participating in the transaction exceeds RMB10 billion and at least two of these operators each had a turnover of more than RMB400 million within China, or (ii) the total turnover within China of all the operators participating in the concentration exceeded RMB 2 billion, and at least two of the operators each had a turnover of more than RMB 400 million within China) must be cleared by MOFCOM before they can be completed.

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Moreover, the Anti-Monopoly Law requires that the MOC shall be notified in advance of any concentration of undertaking if certain thresholds are triggered. In addition, Provisions of Ministry of Commerce on Implementation of Security Review System for Mergers and Acquisitions of Domestic Enterprises by Foreign Investors issued by the MOC that became effective in September 2011 specify that mergers and acquisitions by foreign investors that raise “national defense and security” concerns and mergers and acquisitions through which foreign investors may acquire de facto control over domestic enterprises that raise “national security” concerns are subject to strict review by the MOC, and the rules prohibit any activities attempting to bypass a security review, including by structuring the transaction through a proxy or contractual control arrangement. In the future, we may grow our business by acquiring complementary businesses. Complying with the requirements of the above-mentioned regulations and other relevant rules to complete such transactions could be time consuming, and any required approval processes, including obtaining approval from the MOC or its local counterparts may delay or inhibit our ability to complete such transactions, which could affect our ability to expand our business or maintain our market share.

The approval of the China Securities Regulatory Commission may be required in connection with this Offering, and, if required, we cannot predict whether we will be able to obtain such approval.

The Regulations on Mergers and Acquisitions of Domestic Companies by Foreign Investors, or the M&A Rules, adopted by six PRC regulatory agencies requires an overseas special purpose vehicle formed for listing purposes through acquisitions of PRC domestic companies and controlled by PRC companies or individuals to obtain the approval of the China Securities Regulatory Commission, or the CSRC, prior to the listing and trading of such special purpose vehicle’s securities on an overseas stock exchange.

Our PRC counsel, Beijing DeHeng Law Office, has advised us that, based on its understanding of the current PRC laws and regulations, we will not be required to obtain the aforesaid approval of the listing and trading of our Ordinary Shares on Nasdaq in the context of this Offering because we did not establish our PRC subsidiary by merger with or acquisition of PRC domestic companies using equities as consideration as defined in the M&A Rules.

However, our PRC counsel has further advised us that there remain some uncertainties as to how the M&A Rules will be interpreted or implemented in the context of an overseas offering and its opinions summarized above are subject to any new laws, rules and regulations or detailed implementations and interpretations in any form relating to the M&A Rules. We cannot assure you that relevant PRC government agencies, including the CSRC, would reach the same conclusion as we do. If it is determined that CSRC approval is required for this offering, we may face sanctions by the CSRC or other PRC regulatory agencies for failure to seek CSRC approval for this Offering. These sanctions may include fines and penalties on our operations in the PRC, limitations on our operating privileges in the PRC, delays in or restrictions on the repatriation of the proceeds from this Offering into the PRC, restrictions on or prohibition of the payments or remittance of dividends by our PRC subsidiary, or other actions that could have a material and adverse effect on our business, financial condition, results of operations, reputation and prospects, as well as the trading price of our Ordinary Shares. Furthermore, the CSRC or other PRC regulatory agencies may also take actions requiring us, or making it advisable for us, to halt this Offering before the settlement and delivery of the Ordinary Shares that we are offering. Consequently, if you engage in market trading or other activities in anticipation of and prior to the settlement and delivery of the Ordinary Shares we are offering, you would be doing so at the risk that the settlement and delivery may not occur.

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Risks Related to Our Initial Public Offering and Ownership of Our Ordinary Shares

The initial public offering price of our Ordinary Shares may not be indicative of the market price of our Ordinary Shares after this Offering. In addition, an active, liquid, and orderly trading market for our Ordinary Shares may not develop or be maintained, and our share price may be volatile.

Prior to this initial public offering, our Ordinary Shares were not traded on any market. Any active, liquid, and orderly trading market for our Ordinary Shares may not develop or be maintained after this Offering. Active, liquid, and orderly trading markets usually result in less price volatility and more efficiency in carrying out investors’ purchases and sale orders. The market price of our Ordinary Shares could vary significantly as a result of a number of factors, some of which are beyond our control. In the event of a drop in the market price of our Ordinary Shares, you could lose a substantial part or all of your investment in our Ordinary Shares. The initial public offering price will be determined by us based on numerous factors and may not be indicative of the market price of our Ordinary Shares after this Offering. Consequently, you may not be able to sell our Ordinary Shares at a price equal to or greater than the price paid by you in this Offering. The following factors could affect our share price: (a) our operating and financial performance; (b) quarterly variations in the rate of growth of our financial indicators, such as net income per share, net income and revenues; (c) the public reaction to our press releases, our other public announcements and our filings with the SEC; (d) strategic actions by our competitors; (e) changes in revenue or earnings estimates, or changes in recommendations or withdrawal of research coverage, by equity research analysts; (f) speculation in the press or investment community; (g) the failure of research analysts to cover our Ordinary Shares; (h) sales of our Ordinary Shares by us or other shareholders, or the perception that such sales may occur; (i) changes in accounting principles, policies, guidance, interpretations or standards; (j) additions or departures of key management personnel; (k) actions by our shareholders; (l) domestic and international economic, legal and regulatory factors unrelated to our performance; and (m) the realization of any risks described within this “Significant Risk Factors” section. The stock markets in general have experienced extreme volatility that has often been unrelated to the operating performance of particular companies. These broad market fluctuations may adversely affect the trading price of our Ordinary Shares. Securities class action litigation has often been instituted against companies following periods of volatility in the overall market and in the market price of a company’s securities. Such litigation, if instituted against us, could result in very substantial costs, divert our management’s attention and resources, and harm our business, operating results, and financial condition.

Our operating results and share price may be volatile, and the market price of our Ordinary Shares after this Offering may drop below the price you pay.

Our Ordinary Shares may be subject to rapid and substantial price volatility. Recently, companies with comparably small public floats and initial public offering sizes have experienced instances of extreme stock price run-ups followed by rapid price declines, and such stock price volatility was seemingly unrelated to the respective company’s underlying performance. Although the specific cause of such volatility is unclear, our anticipated public float may amplify the impact the actions taken by a few stockholders have on the price of our Ordinary Shares, which may cause our share price to deviate, potentially significantly, from a price that better reflects the underlying performance of our business. Our Ordinary Shares may experience run-ups and declines that are seemingly unrelated to our actual or expected operating performance and financial condition or prospects, making it difficult for prospective investors to assess the rapidly changing value of our Ordinary Shares. In addition, investors in our Ordinary Shares may experience losses, which may be material, if the price of our Ordinary Shares declines after this offering or if such investors purchase our Ordinary Shares prior to any price decline.

There may not be an active, liquid trading market for our Ordinary Shares.

Prior to the completion of this Offering, there has been no public market for our Ordinary Shares. An active trading market for our Ordinary Shares may not develop or be sustained following this Offering. You may not be able to sell your shares at the market price, if at all, if trading in our shares is not active. The initial public offering price was determined by negotiations between us and our advisors based upon a number of factors. The initial public offering price may not be indicative of prices that will prevail in the trading market.

Our significant shareholders have considerable influence over our corporate matters.

Our significant shareholders will hold considerable influence over corporate matters requiring shareholder approval and will independently control the operations of our Company, including without limitation electing directors and approving material mergers, acquisitions, or other business combination transactions. This concentrated control will limit your ability to influence corporate matters and could also discourage others from pursuing any potential merger, takeover, or other change of control transactions, which could have the effect of depriving other shareholders of the opportunity to sell their shares at a premium over the prevailing market price.

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Our significant shareholders may have potential conflicts of interest with us, which may materially and adversely affect our business and financial condition.

Because our significant shareholders have, either collectively or individually, considerable influence over our corporate matters, their interests may differ from the interests of our Company as a whole. These shareholders could, for example, appoint directors and management without the requisite experience or knowledge to steer our Company properly because of their affiliations or loyalty, and such actions may materially and adversely affect our business and financial condition. Currently, we do not have any arrangements to address potential conflicts of interest between these shareholders and our Company. If we cannot resolve any conflict of interest or dispute between the shareholders and us, we would have to rely on legal proceedings, which could disrupt our business and subject us to substantial uncertainty as to the outcome of any such legal proceedings.

Upon completion of the Offering, our significant shareholders will continue to have the ability to exercise a controlling influence on our management, policies, and business, including matters related to our management and policies and certain matters requiring the approval of our shareholders, including election of directors, approval of significant corporate transactions, and the timing and distribution of dividends. The significant shareholders may take actions that you may not agree with or that are not in our public shareholders’ best interests, and there is no assurance that our significant shareholders will always take actions that will benefit our other shareholders. Except as otherwise described herein, there are no restrictions imposed on our significant shareholders that will prevent them from disposal of their shares. If our significant shareholders decide to dispose of the shares after the lock-up period that restricts any disposal of shares by our significant shareholders, the market price of our shares may fall. In addition, any disposal of shares by our significant shareholders may make it more difficult for us to issue new shares in the future at a time and price we deem appropriate, thereby limiting our ability to raise capital.

We cannot guarantee that we will declare or distribute any dividend in the future.

Our board has complete discretion as to whether to distribute dividends, subject to certain restrictions under Cayman Islands law, namely that our company may only pay dividends out of profits or share premium, and provided that in no circumstances may a dividend be paid if this would result in our Company being unable to pay its debts as they fall due the ordinary course of business. In addition, our shareholders may by ordinary resolution declare a dividend, but no dividend may exceed the amount recommended by our board of directors. Even if our board of directors decides to pay dividends, the timing, amount and form of future dividends, if any, will depend on, among other things, our future results of operations and cash flow, our capital requirements and surplus, the amount of distributions, if any, received by us from our subsidiaries, our financial condition, contractual restrictions and other factors deemed relevant by our board of directors.

We have broad discretion in the use of the net proceeds from our Offering and may not use them effectively.

Our management will have discretion in the application of net proceeds from the Offering, including working capital, possible acquisitions, and other general corporate purposes, and we may spend or invest these proceeds in a way with which our shareholders disagree. The failure of our management to apply these funds effectively could harm our business and financial condition. Pending their use, we may invest the net proceeds from our Offering in a manner that does not produce income or that loses value.

We are a holding company whose principal source of operating cash is the income received from our subsidiaries.

We are dependent on the income generated by our subsidiaries in order to make distributions and dividends on the shares. The amount of distributions and dividends, if any, which may be paid to us from our operating subsidiaries will depend on many factors, including such subsidiaries’ results of operations and financial condition, limits on dividends under applicable law, constitutional documents, documents governing any indebtedness, foreign exchange and remittance restrictions, and other factors that may be outside our control. If our operating subsidiaries do not generate sufficient cash flow, we may be unable to make distributions and dividends on the shares.

We may grant share incentives in the future, which may result in increased share-based compensation expenses and negatively impact our results of operations, and our shareholders’ interest may be diluted as a result.

We believe the granting of share-based compensation is of significant importance to our ability to attract and retain key personnel, and we may adopt a share incentive plan in the future. As a result, our expenses associated with share-based compensation may increase substantially, which could materially and adversely affect our business, financial condition, and results of operations, and our shareholders’ interest may be diluted as a result of the issuance of new shares to our key personnel under the share incentive plan.

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Future financing may cause a dilution in your shareholding or place restrictions on our operations.

We may need to raise additional funds in the future to finance further expansion of our capacity and business related to our existing operations, acquisitions, or strategic partnerships. If additional funds are raised through the issuance of new equity or equity-linked securities of the company other than on a pro-rata basis to existing shareholders, the percentage ownership of such shareholders in the Company may be reduced, and such new securities may confer rights and privileges that take priority over those conferred by the shares. Alternatively, if we meet such funding requirements by way of additional debt financing, we may have restrictions placed on us through such debt financing arrangements which may: (a) further limit our ability to pay dividends or require us to seek consent for the payment of dividends; (b) increase our vulnerability to general adverse economic and industry conditions; (c) require us to dedicate a substantial portion of our cash flows from operations to service our debt, thereby reducing the availability of our cash flow to fund capital expenditures, working capital requirements, and other general corporate needs; and (d) limit our flexibility in planning for, or reacting to, changes in our business and our industry.

The price of the Ordinary Shares and other terms of this Offering have been arbitrarily determined by us along with our underwriter.

If you purchase our Ordinary Shares in this Offering, you will pay a price that was not established in a competitive market. Rather, you will pay a price that was arbitrarily determined by us along with our underwriter. The offering price for our Ordinary Shares may bear no relationship to our assets, book value, historical results of operations, or any other established criterion of value. The trading price, if any, of the Ordinary Shares that may prevail in any market that may develop in the future, for which there can be no assurance, may be higher or lower than the price you paid for our Ordinary Shares.

You will experience immediate and substantial dilution.

As the initial public offering price of our shares is higher than the pro forma net tangible book value per share of our shares immediately prior to the Offering, purchasers of our shares in the Offering will experience an immediate dilution in pro forma net tangible book value per share from the price per share that has been paid for the shares. Our existing shareholders will receive an increase in the pro forma net tangible book value per share of their shares. Accordingly, if you purchase shares in this Offering, you will incur immediate and substantial dilution of your investment.

You may experience difficulties in effecting service of legal process, enforcing foreign judgments, or bringing original actions in the Cayman Islands, HK SAR, the PRC, Switzerland and Australia based on U.S. or other foreign laws against us, our management, or the experts named in the prospectus.

Although we are a Cayman Islands-incorporated company, we conduct substantially all of our operations in Switzerland and to a much lesser extent, HK SAR, the PRC and Australia, and substantially all of our assets are located in Switzerland. In addition, a majority of our directors and executive officers reside outside the United States, and most of the assets of these persons are located outside the United States. As a result, it may be difficult for you to effect service of process within the United States upon us or these individuals, or to bring an action or to enforce against us or against these individuals in the United States in the event that you believe your rights have been infringed under the U.S. federal securities laws or otherwise. Even if you are successful in bringing an action of this kind, the laws of the Cayman Islands, HK SAR, the PRC, Switzerland and Australia may render you unable to enforce a judgment against our assets or the assets of our directors and officers.

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Ogier, our counsel with respect to the laws of the Cayman Islands, has advised us that there is uncertainty as to whether the courts of the Cayman Islands would (i) recognize or enforce judgments of United States courts obtained against us or our directors or officers predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States or (ii) entertain original actions brought in the Cayman Islands against us or our directors or officers predicated upon the securities laws of the United States or any state in the United States. Ogier has further advised us that there is currently no statutory enforcement judgments obtained in the United States, although the courts of the Cayman Islands will in certain circumstances recognize and enforce a foreign judgment, without any re-examination or re-litigation of matters adjudicated upon, provided such judgment: (i) is given by a foreign court of competent jurisdiction; (ii) imposes on the judgment debtor a liability to pay a liquidated sum for which the judgment has been given; (iii) is final; (iv) is not in respect of taxes, a fine or a penalty; (v) was not obtained by fraud; and (vi) is not of a kind the enforcement of which is contrary to natural justice or public policy of the Cayman Islands.

Subject to the above limitations, in appropriate circumstances, a Cayman Islands court may give effect in the Cayman Islands to other kinds of final foreign judgments such as declaratory orders, orders for performance of contracts and injunctions.

HK SAR is a Special Administrative Region of the People’s Republic of China. Foreign judgments can be enforced under the Foreign Judgments (Reciprocal Enforcement) Ordinance (Cap. 319 of the Laws of Hong Kong) or under common law. Foreign judgments can be enforced through a statutory registration scheme under the Foreign Judgments (Reciprocal Enforcement) Ordinance based on reciprocal recognition of judgment between Hong Kong and the foreign courts. The United States is not a designated country under the Foreign Judgments (Reciprocal Enforcement) Ordinance. As a result, a judgment rendered by a court in the United States, including as a result of administrative actions brought by regulatory authorities, such as the SEC, and other actions, cannot be registered and may only be enforced at common law. With respect to enforcing a judgment of the U.S. court at common law, the U.S. court judgment will not be enforced directly by execution or any other process. The U.S. court judgment itself may form the basis of a cause of action and the judgment will be regarded as creating a debt between the parties to it. The judgment debtors liability arises on an implied promise to pay the amount of U.S. court judgment under a simple contract. Being a promise under a contract, it is subject to the usual limitation period of 6 years for such legal action. For a U.S. court judgment to be enforceable at common law in HK SAR, certain requirements must be met: (i) such a judgment must be for a debt or a definite sum of money other than a sum payable in respect of taxes, penalties or similar charges; (ii) the judgment creditor has to prove, among other things, that the U.S. court judgment is a final judgment conclusive upon the merits of the claim in the U.S. jurisdiction; (iii) the U.S. court judgment must come from a “competent” court (as determined by the private international law rules applied by the HK SAR courts); (iv) the U.S. court judgment was not obtained by fraud; (v) the U.S. court judgment was not contrary to Hong Kong rules of public policy or notions of natural justice; (vi) the U.S. court judgment is not irreconcilable with the prior decision of the Hong Kong court in an action between the same parties; and (vii) the judgment debtor submitted or agreed to submit to the jurisdiction of the U.S. court.

Beijing DeHeng Law Offices, our counsel as to PRC law, has advised us that the recognition and enforcement of foreign judgments are provided for under the Chinese Civil Procedure Law. Chinese courts may recognize and enforce foreign judgments in accordance with the requirements of the Chinese Civil Procedure Law based either on treaties between China and the country where the judgment is made or in reciprocity between jurisdictions. China does not have any treaties or other agreements with the Cayman Islands or the United States that provide for the reciprocal recognition and enforcement of foreign judgments. As a result, it is uncertain whether a Chinese court would enforce a judgment rendered by a court in either of these two jurisdictions. According to the Civil Procedure Law of the People’s Republic of China (amended in 2021), if a legally effective judgment or ruling made by a foreign court requires recognition and enforcement by a people’s court of the People’s Republic of China, the party concerned may directly apply to an intermediate people’s court with jurisdiction over for recognition and enforcement, or the foreign court may request recognition and enforcement by a people’s court in accordance with the provisions of an international treaty concluded or acceded to by the country and the People’s Republic of China, or in accordance with the principle of reciprocity. If the people’s courts are of the opinion that the legally effective judgment or ruling made by the foreign court applying for or requesting recognition and enforcement does not violate the basic principles of the laws of the People’s Republic of China or the sovereignty, security and public interests of the country after the people’s court reviews the legally effective judgment or ruling made by the foreign court applying for or requesting recognition and enforcement in accordance with the international treaties concluded or acceded to by the People’s Republic of China or in accordance with the principle of reciprocity, then the people’s court shall issue a ruling that recognizes its validity and, if enforcement is necessary, issues an enforcement order, which order shall be implemented in accordance with the relevant laws. A judgment or ruling that violates the basic principles of the laws of the People’s Republic of China or the sovereignty, security and public interests of the country will not be recognized and implemented. If an award made by a foreign arbitration institution requires recognition and enforcement by the people’s court of the People’s Republic of China, the party concerned shall directly apply to the intermediate people’s court in the place where the person subjected to enforcement has his domicile or where his property is located. The people’s court shall handle the matter in accordance with international treaties concluded or acceded to by the People’s Republic of China or in accordance with the principle of reciprocity.

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King & Wood Mallesons, our counsel as to Australian law, has advised us that there are no treaties between Australia and the United States that would affect the recognition or enforcement of foreign judgments in Australia. Judgments of U.S. courts (whether or not such judgments relate to United States federal securities laws) are not automatically enforceable in Australia, and will require a further judgment from a local Australian court. As a result, it is uncertain whether an Australian court would enforce a judgement rendered by a court in the U.S. An Australian court may find that such judgments may or may not be enforceable in Australia depending on certain circumstances, including, among others, whether the relevant proceedings were commenced within the relevant limitation period, whether such judgments are contrary to local public policy, statute, rules of natural justice or general principles of fairness, whether such judgements are subject to appeal, dismissal, reversal, setting aside or stay of execution in the court which gave the judgment or otherwise not final and conclusive before that court or where there has been a prior judgment in another court between the same parties concerning the same issues as are dealt with in the judgment.

VISCHER AG, our counsel as to Swiss law, has advised us that the recognition and enforcement of foreign judgments are provided for under the Swiss Civil Procedure Law. Swiss courts may recognize and enforce foreign judgments in accordance with the requirements of the Swiss Civil Procedure Law based either on treaties between Switzerland and the country where the judgment is made or on the Federal Act on Private International Law. The United States and Switzerland currently do not have a treaty providing for the reciprocal recognition and enforcement of judgments, other than arbitration awards, in civil and commercial matters. Consequently, a final judgment for payment given by a court in the United States, whether or not predicated solely upon U.S. securities laws, may not be enforceable in Switzerland, see the sections of this prospectus entitled “Enforceability of Civil Liabilities.” As a result, investors may not be able to effect service of process within the United States upon the Company or upon such persons, or to enforce judgments obtained against the Company, its Subsidiaries or such persons in U.S. courts, including judgments in actions predicated upon the civil liability provisions of the federal securities laws of the United States. There is doubt that a lawsuit based upon United States federal or state securities laws could be brought in an original action in Switzerland and that a judgment of a U.S. court based upon United States securities laws would be enforced in Switzerland.

You may face difficulties in protecting your interests, and your ability to protect your rights through U.S. courts may be limited, because we are incorporated under Cayman Islands law.

We are an exempted company incorporated under the laws of the Cayman Islands. Our corporate affairs are governed by our Amended Memorandum and Articles, the Companies Act (As Revised) of the Cayman Islands, and the common law of the Cayman Islands. The rights of shareholders to take action against our directors, actions by our minority shareholders and the fiduciary duties of our directors to us under Cayman Islands law are to a large extent governed by the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands and from the common law of England, the decisions of whose courts are of persuasive authority, but are not binding, on a court in the Cayman Islands. The rights of our shareholders and the fiduciary duties of our directors under Cayman Islands law are not as clearly established as they would be under statutes or judicial precedents in some jurisdictions in the United States. In particular, the Cayman Islands has a less developed body of securities laws than the United States. Some U.S. states, such as Delaware, have more fully developed and judicially interpreted bodies of corporate law than the Cayman Islands. In addition, Cayman Islands companies may not have the standing to initiate a shareholder derivative action in a federal court of the United States.

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Shareholders of Cayman Islands exempted companies like us have no general rights under Cayman Islands law to inspect corporate records (other than the memorandum and articles of association and any special resolutions passed by such companies, and the register of mortgages and charges of such companies) or to obtain copies of lists of shareholders of these companies. Our directors have discretion under our Amended Memorandum and Articles that will become effective immediately prior to completion of this offering to determine whether or not, and under what conditions, our corporate records may be inspected by our shareholders, but are not obliged to make them available to our shareholders. This may make it more difficult for you to obtain the information needed to establish any facts necessary for a shareholder motion or to solicit proxies from other shareholders in connection with a proxy contest.

Certain corporate governance practices in the Cayman Islands, which is our home country, differ significantly from requirements for companies incorporated in other jurisdictions such as the United States. To the extent we choose to follow home country practice with respect to corporate governance matters, our shareholders may be afforded less protection than they otherwise would under rules and regulations applicable to U.S. domestic issuers.

As a result of all of the above, our public shareholders may have more difficulty in protecting their interests in the face of actions taken by management, members of the board of directors or controlling shareholders than they would as public shareholders of a company incorporated in the United States. For a discussion of significant differences between the provisions of the Cayman Companies Act and the laws applicable to companies incorporated in the United States and their shareholders, see “DESCRIPTION OF ORDINARY SHARES - Material Differences in Cayman Islands Law and our Memorandum and Articles of Association and Delaware Law.”

As a result of the foregoing, our public shareholders may have more difficulty in protecting their interests through actions against us, our management, our directors or our major shareholders than would shareholders of a corporation incorporated in a jurisdiction in the United States.

It may be difficult to enforce a judgment of U.S. courts for civil liabilities under U.S. federal securities laws against us, our directors or officers in the Cayman Islands.

There is no statutory enforcement in the Cayman Islands of judgments obtained in the U.S., although the courts of the Cayman Islands will in certain circumstances recognize and enforce against us a foreign judgment, without any re-examination or re-litigation of matters adjudicated upon, provided such judgment: (i) is given by a foreign court of competent jurisdiction; (ii) imposes on the judgment debtor a liability to pay a liquidated sum for which the judgment has been given; (iii) is final; (iv) is not in respect of taxes, a fine or a penalty; (v) was not obtained by fraud and (vi) is not of a kind the enforcement of which is contrary to natural justice or public policy of the Cayman Islands. Furthermore, there is uncertainty as to whether the courts of the Cayman Islands would: recognize or enforce against us judgments of courts of the United States based on certain civil liability provisions of U.S. securities laws; and entertain original actions brought in each respective jurisdiction against us or our directors or officers predicated upon the securities laws of the United States or any state in the United States

We employ a mail forwarding service, which may delay or disrupt our ability to receive mail in a timely manner.

Mail addressed to the Company and received at its registered office will be forwarded unopened to the forwarding address supplied by Company to be dealt with. None of the Company, its directors, officers, advisors, or service providers (including the organization which provides registered office services in the Cayman Islands) will bear any responsibility for any delay in mail reaching the forwarding address.

Our management team lacks experience in managing a U.S.-listed company and complying with laws applicable to such company, the failure of which may adversely affect our business, financial condition, and results of operations.

Our current management team lacks experience in managing a company publicly traded in the United States, interacting with public company investors, and complying with the increasingly complex laws pertaining to U.S.-listed public companies. Prior to the completion of this Offering, we have mainly operated our businesses as a private company in Switzerland, HK SAR, the PRC and Australia. As a result of this Offering, our Company will become subject to significant regulatory oversight and reporting obligations under the U.S. federal securities laws and the scrutiny of securities analysts and investors, and our management currently has no experience in complying with such laws, regulations, and obligations. Our management team may not successfully or efficiently manage our transition to becoming a U.S.-listed public company. These new obligations and constituents will require significant attention from our senior management and could divert their attention away from the day-to-day management of our business, which could adversely affect our business, financial condition, and results of operations.

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The obligation to disclose information publicly may put us at a disadvantage to competitors that are private companies.

We will become a public company in the United States on completion of the Offering. As a public company, we will be required to file periodic reports with the Securities and Exchange Commission upon the occurrence of matters that are material to our company and shareholders. Although we may be able to attain confidential treatment of some of our developments, in some cases we will need to disclose material agreements or results of financial operations that we would not be required to disclose if we were a private company. Our competitors may have access to this information, which would otherwise be confidential. This may give them advantages in competing with our company. Similarly, as a U.S. public company, we will be governed by U.S. laws that our competitors are not required to follow. To the extent that compliance with U.S. laws increases our expenses or decreases our competitiveness against such companies, our public company status could affect our results of operations.

We will incur additional costs as a result of becoming a public company, which could negatively impact our net income and liquidity.

Upon completion of this Offering, we will become a public company in the United States. As a public company, we will incur significant legal, accounting, and other expenses that we did not incur as a private company. In addition, Sarbanes-Oxley and rules and regulations implemented by the Securities and Exchange Commission and the Nasdaq require significantly heightened corporate governance practices for public companies. As a result, we expect these rules and regulations to increase our legal, accounting and financial compliance costs and make many corporate activities more time-consuming and costly.

We do not expect to incur materially greater costs as a result of becoming a public company than those incurred by similarly sized U.S. public companies. If we fail to comply with these rules and regulations, we could become the subject of a governmental enforcement action, investors may lose confidence in us, and the market price of our Ordinary Shares could decline.

As a public company, we will incur significant legal, accounting and other expenses that we did not incur as a private company. The Sarbanes-Oxley Act of 2002 and rules subsequently implemented by the Securities and Exchange Commission and the Nasdaq impose various requirements on the corporate governance practices of public companies. As a company with less than US$1.235 billion in net revenues for our last fiscal year, we qualify as an “emerging growth company” pursuant to the JOBS Act. An emerging growth company may take advantage of specified reduced reporting and other generally applicable requirements that are otherwise applicable generally to public companies. These provisions include exemption from the auditor attestation requirement under Section 404 of the Sarbanes-Oxley Act of 2002 in the assessment of the emerging growth company’s internal control over financial reporting and permission to delay adopting new or revised accounting standards until such time as those standards apply to private companies.

We expect these rules and regulations to increase our legal and financial compliance costs and to make some corporate activities more time-consuming and costly. After we are no longer an “emerging growth company,” we expect to incur significant expenses and devote substantial management effort toward ensuring compliance with the requirements of Section 404 of the Sarbanes-Oxley Act of 2002 and the other rules and regulations of the Securities and Exchange Commission. We also expect that operating as a public company will make it more difficult and expensive for us to obtain director and officer liability insurance. We may be required to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage. In addition, we will incur additional costs associated with our public company reporting requirements. It may also be more difficult for us to find qualified persons to serve on our board of directors or as executive officers. We are currently evaluating and monitoring developments with respect to these rules and regulations, and we cannot predict or estimate with any degree of certainty the amount of additional costs we may incur or the timing of such costs.

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In the past, shareholders of a public company often brought securities class action suits against the company following periods of instability in the market price of that company’s securities. If we were involved in a class action suit, it could divert a significant amount of our management’s attention and other resources from our business and operations, which could harm our results of operations and require us to incur significant expenses to defend the suit. Any such class action suit, whether or not successful, could harm our reputation and restrict our ability to raise capital in the future. In addition, if a claim is successfully made against us, we may be required to pay significant damages, which could have a material adverse effect on our financial condition and results of operations.

We are a “foreign private issuer” and a Cayman Islands company, and our disclosure obligations differ from those of U.S. domestic reporting companies. As a result, we may not provide you the same information as U.S. domestic reporting companies or we may provide information at different times, which may make it more difficult for you to evaluate our performance and prospects.

We are a foreign private issuer and, as a result, we are not subject to the same requirements as U.S. domestic issuers. Under the Exchange Act, we will be subject to reporting obligations that, to some extent, are more lenient and less frequent than those of U.S. domestic reporting companies. For example, we will not be required to issue quarterly reports or proxy statements. In addition, we will not be required to disclose detailed individual executive compensation information. Furthermore, our directors and executive officers will not be required to report equity holdings under Section 16 of the Exchange Act and will not be subject to the insider short swing profit disclosure and recovery regime.

As a foreign private issuer, we will also be exempt from the requirements of Regulation FD (Fair Disclosure) which, generally, are meant to ensure that select groups of investors are not privy to specific information about an issuer before other investors. However, we will still be subject to the anti-fraud and anti-manipulation rules of the SEC, such as Rule 10b-5 under the Exchange Act. Since many of the disclosure obligations imposed on us as a foreign private issuer differ from those imposed on U.S. domestic reporting companies, you should not expect to receive the same information about us and at the same time as the information provided by U.S. domestic reporting companies.

The information we are required to file with or furnish to the SEC will be less extensive and less timely as compared to that required to be filed with the SEC by U.S. domestic issuers.

As a Cayman Islands company listed on the Nasdaq Capital Market, we are subject to the Nasdaq Capital Market corporate governance listing standards. However, Nasdaq Capital Market rules permit a foreign private issuer like us to follow the corporate governance practices of its home country. Certain corporate governance practices in the Cayman Islands may differ significantly from corporate governance listing standards as, except for general fiduciary duties and duties of care, Cayman Islands law has no corporate governance regime which prescribes specific corporate governance standards.

Although we do not currently plan to utilize the home country exemption for corporate governance matters, to the extent that we choose to do so in the future, our shareholders may be afforded less protection than they otherwise would under the Nasdaq Capital Market corporate governance listing standards applicable to U.S. domestic issuers. As a result, you may not be afforded the same protections or information which would be made available to you if you were investing in a U.S. domestic issuer.

Please refer to “Material Differences in Cayman Islands Law and our Memorandum and Articles of Association and Delaware Law” on page 109.

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We are an “emerging growth company,” and we cannot be certain if the reduced reporting requirements applicable to emerging growth companies will make our Ordinary Shares less attractive to investors.

We are an “emerging growth company,” as defined in the Jumpstart Our Business Startups Act, or the JOBS Act. For as long as we continue to be an emerging growth company, we may take advantage of exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies, including not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act, reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and shareholder approval of any golden parachute payments not previously approved. We could be an emerging growth company for up to five years, although we could lose that status sooner if our revenues exceed $1 billion, if we issue more than $1 billion in non-convertible debt in a three-year period, or if the market value of our shares held by non-affiliates exceeds $700 million as of any December 31 before that time, in which case we would no longer be an emerging growth company as of the following December 31. We cannot predict whether investors will find our Ordinary Shares less attractive because we may rely on these exemptions. If some investors find our shares less attractive as a result, there may be a less active trading market for our shares and our stock price may be more volatile.

Under the JOBS Act, emerging growth companies can also delay adopting new or revised accounting standards until such time as those standards apply to private companies. We have irrevocably elected not to avail our company of this exemption from new or revised accounting standards. Therefore, we will be subject to the same new or revised accounting standards as other public companies that are not emerging growth companies.

We are a “controlled company” defined under the Nasdaq Stock Market Rules. Although we do not intend to rely on the “controlled company” exemption under the Nasdaq listing rules, we could elect to rely on this exemption in the future and you will not have the same protection afforded to shareholders of companies that are subject to these corporate governance requirements.

We expect that our founders will collectively own a majority of voting rights following the Offering and continue to be a controlled company pursuant to “controlled company” defined under the Nasdaq Stock Market Rules. Accordingly, we will be a controlled company under the applicable Nasdaq listing standards. For so long as we are a controlled company under that definition, we are permitted to elect to rely, and may rely, on certain exemptions from corporate governance rules, including:

●	an exemption from the rule that a majority of our board of directors must be independent directors;

●	an exemption from the rule that the compensation of our chief executive officer must be determined or recommended solely by independent directors; and

●	an exemption from the rule that our director nominees must be selected or recommended solely by independent directors.

As a result, you will not have the same protection afforded to shareholders of companies that are subject to these corporate governance requirements.

Although we do not intend to rely on the “controlled company” exemption under the Nasdaq listing rules, we could elect to rely on this exemption in the future. If we elected to rely on the “controlled company” exemption, a majority of the members of our board of directors might not be independent directors and our nominating and corporate governance and compensation committees might not consist entirely of independent directors upon closing of the Offering. Our status as a controlled company could cause our Ordinary Shares to look less attractive to certain investors or otherwise harm our trading price. As a result, the investors will not have the same protection afforded to shareholders of companies that are subject to these corporate governance requirements. Please see “Risk Factors – Our significant shareholders have considerable influence over our corporate matters.”

The requirements of being a public company may strain our resources and divert management’s attention.

As a public company, we will be subject to the reporting requirements of the Securities Exchange Act of 1934, as amended, or the Exchange Act, the Sarbanes-Oxley Act, the Dodd-Frank Act, the listing requirements of the securities exchange on which we list, and other applicable securities rules and regulations. Despite recent reforms made possible by the JOBS Act, compliance with these rules and regulations will nonetheless increase our legal and financial compliance costs, make some activities more difficult, time-consuming or costly and increase demand on our systems and resources, particularly after we are no longer an “emerging growth company.” The Exchange Act requires, among other things, that we file annual, quarterly, and current reports with respect to our business and operating results.

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As a result of the disclosure of information in this prospectus and in filings required of a public company, our business and financial condition will become more visible, which we believe may result in threatened or actual litigation, including by competitors and other third parties. If such claims are successful, our business and operating results could be harmed, and even if the claims do not result in litigation or are resolved in our favor, these claims, and the time and resources necessary to resolve them, could divert the resources of our management and adversely affect our business, brand and reputation and results of operations.

We also expect that being a public company and thereby having to comply with these new rules and regulations will make it more expensive for us to obtain director and officer liability insurance, and we may be required to accept reduced coverage or incur substantially higher costs to obtain coverage. These factors could also make it more difficult for us to attract and retain qualified members of our board of directors, particularly to serve on our audit committee and compensation committee and qualified executive officers.

Future issuances or sales, or perceived issuances or sales, of substantial amounts of Ordinary Shares in the public market could materially and adversely affect the prevailing market price of the Ordinary Shares and our ability to raise capital in the future.

The market price of our Ordinary Shares could decline as a result of future sales of substantial amounts of shares or other securities relating to the shares in the public market, including by the Company’s substantial shareholders, or the issuance of new shares by the Company, or the perception that such sales or issuances may occur. Future sales, or perceived sales, of substantial amounts of the shares could also materially and adversely affect our ability to raise capital in the future at a time and at a price favorable to us, and our shareholders will experience dilution in their holdings upon our issuance or sale of additional securities in the future. In addition, these factors could make it more difficult for us to raise funds through future offerings of our Ordinary Shares. A few shareholders hold a significant portion of our ordinary shares and these are “restricted securities” as defined in Rule 144. These Ordinary Shares may be sold in the future without registration under the Securities Act to the extent permitted by Rule 144 or other exemptions under the Securities Act.

Our internal controls over financial reporting may not be effective and our independent registered public accounting firm may not be able to certify as to their effectiveness, which could have a significant and adverse effect on our business and reputation.

Prior to this Offering, we were a private company with limited accounting personnel and other resources for addressing our internal control over financial reporting. Our management has not completed an assessment of the effectiveness of our internal control over financial reporting, and our independent registered public accounting firm has not conducted an audit of our internal control over financial reporting.

We will implement measures to strengthen our internal control. For example, we have established clear roles and responsibilities for accounting and financial reporting staff to address complex accounting and financial reporting issues. We intend to conduct regular and continuous U.S. GAAP accounting and financial reporting programs and send our financial staff to attend external U.S. GAAP training courses. However, implementing these measures may not fully address any deficiencies we may have in our internal control over financial reporting. We are not able to estimate with reasonable certainty the costs that we will need to incur to implement these and other measures designed to improve our internal control over financial reporting. The process of designing and implementing an effective financial reporting system is a continuous effort that requires us to anticipate and react to changes in our business and economic and regulatory environments. We may need to expend significant resources to maintain a financial reporting system that is adequate to satisfy our reporting obligations. However, we cannot assure you that we will be able to continue implementing these measures in the future or that we will not identify additional material weaknesses or significant deficiencies in the future.

Furthermore, it is possible that, had our independent registered public accounting firm conducted an audit of our internal control over financial reporting, such firm might have identified additional material weaknesses and deficiencies. Upon completing this offering, we will become a public company in the United States subject to the Sarbanes-Oxley Act of 2002. Section 404 of the Sarbanes-Oxley Act of 2002, or Section 404, will require that we include a report of management on our internal control over financial reporting in our annual report on Form 20-F, beginning with our annual report for the fiscal year ending April 30, 2021. In addition, once we cease to be an “emerging growth company” as such term is defined in the JOBS Act, our independent registered public accounting firm may be required to report on the effectiveness of our internal control over financial reporting. Our management may conclude that our internal control over financial reporting is not effective.

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Moreover, even if our management concludes that our internal control over financial reporting is effective, our independent registered public accounting firm, after conducting its independent testing, may issue a report that is qualified if it is not satisfied with our internal controls or the level at which our controls are documented, designed, operated or reviewed, or if it interprets the relevant requirements differently from us. In addition, after we become a public company, our reporting obligations may place a significant strain on our management, operational and financial resources, and systems for the foreseeable future. We may be unable to complete our evaluation testing and any required remediation timely.

During documenting and testing our internal control procedures to satisfy the requirements of Section 404, we may identify other weaknesses and deficiencies in our internal control over financial reporting. In addition, if we fail to maintain the adequacy of our internal control over financial reporting, as these standards are modified, supplemented, or amended from time to time, we may not be able to conclude on an ongoing basis that we have effective internal control over financial reporting in accordance with Section 404. In the event that we fail to achieve and maintain an effective internal control environment, we could suffer material misstatements in our financial statements and fail to meet our reporting obligations, which would likely cause investors to lose confidence in our reported financial information. This could, in turn, limit our access to capital markets, harm our results of operations, and lead to a decline in the trading price of our ordinary shares.

Additionally, ineffective internal control over financial reporting could expose us to increased risk of fraud or misuse of corporate assets and subject us to potential delisting from the stock exchange on which we list regulatory investigations and civil or criminal sanctions. We may also be required to restate our financial statements from prior periods.

We could become a passive foreign investment company, or PFIC, for United States federal income tax purposes for any taxable year, which could subject United States investors in our shares to significant adverse United States income tax consequences.

We will be a “passive foreign investment company,” or “PFIC,” if, in any particular taxable year, either (a) 75% or more of our gross income for such year consists of certain types of “passive” income (the income test”) or (b) 50% or more of the average quarterly value of our assets (as determined on the basis of fair market value) during such year produce or are held for the production of passive income (the “asset test”). In determining whether we are a PFIC, we are permitted to take into account the assets and income of our various wholly owned subsidiaries. However, even if we take into account the assets and income of these subsidiaries, we may still be considered a PFIC in 2023 (the first year in which the PFIC rules would potentially apply to U.S. holders purchasing shares in this Offering) and possibly later years, depending on a number of factors, including the composition of our income and assets, how quickly we spend our liquid assets or convert them to active business assets, including the cash raised pursuant to this offering (if we determine not to, or are unable to, deploy significant amounts of cash for active business purposes our risk of being a PFIC will substantially increase), the market price of our Ordinary Shares, and fluctuations in that price. Because there are uncertainties in the application of the relevant rules and PFIC status is a factual determination made annually after the close of each taxable year, there can be no assurance that we will not be a PFIC for 2023 or any future taxable year. See the discussion of the PFIC rules under “TAXATION – United States Federal Income Taxation” below.

If we are a PFIC in any taxable year, a U.S. holder may incur significantly increased United States income tax on gain recognized on the sale or other disposition of the Ordinary Shares and on the receipt of distributions on the Ordinary Shares to the extent such gain or distribution is treated as an “excess distribution” under the United States federal income tax rules. A U.S. holder may also be subject to burdensome reporting requirements. Further, if we are a PFIC for any year during which a U.S. holder holds our Ordinary Shares, we generally will continue to be treated as a PFIC with respect to that U.S. Holder for all succeeding years during which such U.S. holder holds our Ordinary Shares unless the U.S. holder takes affirmative steps to “purge” PFIC status. See the discussion of the PFIC rules under “TAXATION – United States Federal Income Taxation” below.

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We are subject to changing law and regulations regarding regulatory matters, corporate governance and public disclosure that have increased both our costs and the risk of non-compliance.

We are subject to rules and regulations by various governing bodies, including, for example, the Securities and Exchange Commission, which is charged with the protection of investors and the oversight of companies whose securities are publicly traded, and to new and evolving regulatory measures under applicable law, including the laws of the British Virgin Islands. Our efforts to comply with new and changing laws and regulations have resulted in and are likely to continue to result in, increased general and administrative expenses and a diversion of management time and attention from revenue-generating activities to compliance activities.

Moreover, because these laws, regulations and standards are subject to varying interpretations, their application in practice may evolve over time as new guidance becomes available. This evolution may result in continuing uncertainty regarding compliance matters and additional costs necessitated by ongoing revisions to our disclosure and governance practices. If we fail to address and comply with these regulations and any subsequent changes, we may be subject to penalties and our business may be harmed.

We may not maintain the listing of our Ordinary Shares on the Nasdaq which could limit investors’ ability to make transactions in our Ordinary Shares and subject us to additional trading restrictions.

We intend to list our Ordinary Shares on the Nasdaq concurrently with this Offering. In order to continue listing our shares on the Nasdaq, we must maintain certain financial and share price levels and we may be unable to meet these requirements in the future. We cannot assure you that our shares will continue to be listed on the Nasdaq in the future.

If the Nasdaq delists our Ordinary Shares and we are unable to list our shares on another national securities exchange, we expect our shares could be quoted on an over-the-counter market in the United States. If this were to occur, we could face significant material adverse consequences, including:

●	a limited availability of market quotations for our Ordinary Shares;
●	reduced liquidity for our Ordinary Shares;
●	a determination that our Ordinary Shares are “penny stock”, which will require brokers trading in our shares to adhere to more stringent rules and possibly result in a reduced level of trading activity in the secondary market for our Ordinary Shares;
●	a limited amount of news and analyst coverage; and
●	a decreased ability to issue additional securities or obtain additional financing in the future.

As long as our Ordinary Shares are listed on the Nasdaq, U.S. federal law prevents or pre-empts the states from regulating their sale. However, the law does allow the states to investigate companies if there is a suspicion of fraud, and, if there is a finding of fraudulent activity, then the states can regulate or bar their sale. Further, if we were no longer listed on the Nasdaq, we would be subject to regulations in each state in which we offer our shares.

59

USE OF PROCEEDS

Based upon the initial public offering price of $         per Ordinary Share, we estimate that we will receive net proceeds of $         from this Offering, after deducting the estimated underwriting discounts and the estimated offering expenses payable by us.

The primary purposes of this Offering are to obtain additional capital for our business expansion, to retain talented employees by providing them with equity incentives, and to create a public market for our Ordinary Shares for the benefit of all shareholders.

We plan to use the net proceeds we receive from this Offering for the following purposes:

●	Approximately 50% to fund the advancement of our Liraglutide Sublingual through Phase IIb (and preparation/initiation of Phase III) studies and into potential registration phase, including cost of CROs and registration costs, pending the results and discussion with the relevant authorities;

●	Approximately 20% to fund expenses to advance research and development activities that relate to all our other preclinical and clinical activities, including process development activities related to the advancement of our product candidates and the cost of research and development personnel;

●	10% for repayment of external borrowings due to be repayable in 2023;

●	The remainder for working capital and other general corporate purposes.

We estimate the net proceeds of this Offering would enable us to complete our ongoing Phase II clinical trials of Liraglutide Sublingual.

The foregoing summary represents our current intentions to allocate the net proceeds of this Offering. Our management, however, will have significant flexibility and discretion to apply the net proceeds of this Offering. The precise amounts and percentage of proceeds we will devote to particular categories of activity will depend on prevailing market and business conditions as well as specific opportunities that may arise.

If an unforeseen event occurs or business conditions change, we may use the proceeds of this Offering differently. See “Risk Factors - Risks Related to Our Initial Public Offering and Ownership of Our Ordinary Shares - We have broad discretion in the use of the net proceeds from our Offering and may not use them effectively.”

To the extent that the net proceeds we receive from this Offering are not immediately used for the purposes described above, we intend to invest our net proceeds in short-term, interest-bearing bank deposits or debt instruments.

Although we may use a portion of the proceeds for the acquisition of, or investment in, companies, technologies, products, or assets that complement our business, we have no present understandings, commitments, or agreements to enter into any acquisitions or make any investments. We cannot assure you that we will make any acquisitions or investments in the future.

DIVIDEND POLICY

We have never paid any dividends and intend to keep any future earnings to finance the expansion of our business. We do not anticipate that any cash dividends will be paid in the foreseeable future.

Our board of directors has complete discretion in deciding whether to distribute dividends, subject to certain restrictions under Cayman Islands law, namely that our company may only pay dividends out of profits or share premium, and provided always that in no circumstances may a dividend be paid if this would result in our company being unable to pay its debts as they fall due in the ordinary course of business. In addition, our shareholders may by ordinary resolution declare a dividend, but no dividend may exceed the amount recommended by our board of directors. Even if our board of directors decides to pay dividends, the timing, amount and form of future dividends, if any, will depend on, among other things, our future results of operations and cash flow, our capital requirements and surplus, the amount of distributions, if any, received by us from our subsidiaries, our financial condition, contractual restrictions and other factors deemed relevant by our board of directors.

60

If we determine to pay dividends on any of our Ordinary Shares in the future, as a holding company, we will depend on receipt of funds from our operating subsidiaries in Switzerland, HK SAR, the PRC and Australia.

Current PRC regulations permit BioLingus Beijing to pay dividends to BioLingus (Hong Kong) Limited only out of its accumulated profits, if any, determined in accordance with Chinese accounting standards and regulations. In addition, BioLingus Beijing is required to set aside at least 10% of its after-tax profits each year, if any, to fund a statutory reserve until such reserve reaches 50% of its registered capital. Although the statutory reserves can be used, among other ways, to increase the registered capital and eliminate future losses in excess of retained earnings of the respective companies, the reserve funds are not distributable as cash dividends except in the event of liquidation.

The PRC government also imposes controls on the conversion of RMB into foreign currencies and the remittance of currencies out of the PRC. Therefore, we may experience difficulties in completing the administrative procedures necessary to obtain and remit foreign currency for the payment of dividends from our profits, if any. Furthermore, if our PRC subsidiary incurs debt on its own in the future, the instruments governing the debt may restrict its ability to pay dividends or make other payments. If we or our subsidiaries are unable to receive all of the revenues from our operations, we may be unable to pay dividends on our Ordinary Shares.

Cash dividends, if any, on our Ordinary Shares will be paid in U.S. dollars. BioLingus (Hong Kong) Limited may be considered a non-resident enterprise for tax purposes, so that any dividends BioLingus Beijing pays to BioLingus (Hong Kong) Limited may be regarded as China-sourced income and as a result may be subject to PRC withholding tax at a rate of up to 10%. See “Taxation—People’s Republic of China Enterprise Taxation.”

Pursuant to the Arrangement between mainland China and the HK SAR for the Avoidance of Double Taxation and Tax Evasion on Income, or the Double Tax Avoidance Arrangement, the 10% withholding tax rate may be lowered to 5% if a HK SAR resident enterprise owns no less than 25% of a PRC project. However, the 5% withholding tax rate does not automatically apply and certain requirements must be satisfied, including without limitation that (a) the HK SAR project must be the beneficial owner of the relevant dividends; and (b) the HK SAR project must directly hold no less than 25% share ownership in the PRC project during the 12 consecutive months preceding its receipt of the dividends.

Swiss law requires that any dividend of Biolingus IP GmbH must be proposed by its board of directors and approved by a shareholders’ meeting. In addition, it may be required that its auditors confirm that the dividend proposal of its board of directors conforms to Swiss statutory law and Biolingus IP GmbH’s articles of association. A Swiss limited liability company may pay dividends only if it has sufficient distributable profits brought forward from the previous business years or if it has distributable reserves, each as evidenced by its audited stand-alone statutory balance sheet prepared pursuant to Swiss law and after allocations to reserves required by Swiss law and its articles of association have been deducted. Distributable reserves are generally booked either as “retained earnings” (Gewinnvortrag) or as “capital reserves” (Kapitalreserve). Swiss law requires that distributions out of issued share capital, which is the aggregate par value of a corporation’s issued shares, may be made only by way of a share capital reduction. For a description of certain tax considerations, including withholding taxes, in relation to dividend payments, please see the section regarding Swiss Taxation.

Under Australian law, a company must not pay a dividend unless (a) the company’s assets exceed its liabilities immediately before the dividend is declared and the excess is sufficient for the payment of the dividend; (b) the payment of the dividend is fair and reasonable to the company’s shareholders as a whole; and (c) the payment of the dividend does not materially prejudice the company’s ability to pay its creditors. Additionally, the currently accepted Australian market position is that a dividend must be paid out of a company’s profits. Subject to these requirements, a company’s board may from time to time determine to pay and declare a dividend. Any dividend paid by our Australian subsidiary may be subject to withholding tax.

61

EXCHANGE RATE INFORMATION

Our reporting currency is CHF, HK$, RMB and A$ because our business is mainly conducted in Switzerland and to a lesser extent, HK SAR, the PRC and Australia. This prospectus contains translations of CHF, HK$, RMB and A$ into US$ at specific rates solely for the convenience of the reader. The conversion of CHF, HK$, RMB and A$ into US$ is based on the exchange rates set forth in XE.com (www.xe.com). Unless otherwise noted, all translations from CHF, HK$, RMB and A$ to US$ in this prospectus were made at a rate of CHF0.9742 to US$1.00 on April 30 2022 and CHF0.9125 to US$1.00 on April 30 2021; HK$7.8 to US$1.00 on April 30 2022 and HK$7.8 to US$1.00 on April 30 2021; RMB6.6085 to US$1.00 on April 30 2022 and RMB6.4741 to US$1.00 on April 30 2021 and A$1.4164 to US$1.00 on April 30 2022 and A$1.2960 to US$1.00 on April 30 2021.

We make no representation that any CHF, HK$, RMB and A$ amounts could have been, or could be, converted into US$ or CHF, HK$, RMB and A$, as the case may be, at any particular rate, the rates stated below, or at all. The HK$ is freely convertible into other currencies (including US$). Since October 7, 1983, the HK$ has been officially pegged linked to the US$ at the rate of HK$7.80 to US$1.00. The link is supported by an agreement between HK SAR’s three bank-note-issuing banks and the HK SAR government pursuant to which bank notes issued by such banks are backed by certificates of indebtedness purchased by such banks from the Hong Kong Government Exchange Fund with the U.S. dollar at the fixed exchange rate of HK$7.80 to US$1.00 and held as cover for the bank notes issue. When bank notes are withdrawn from circulation, the issuing bank surrenders certificates of indebtedness to the Hong Kong Government Exchange Fund and is paid the equivalent amount in US$ at the fixed rate of exchange. HK SAR’s three bank-note-issuing banks are The Hongkong and Shanghai Banking Corporation Limited, Standard Chartered Bank and Bank of China (Hong Kong) Limited. In May 2005, the Hong Kong Monetary Authority broadened the link from the original rate of HK$7.80 per US$1.00 to a rate range of HK$7.75 to HK$7.85 per US$1.00. No assurance can be given that the HK SAR government will maintain the link at HK$7.75 to HK$7.85 per US$1.00 or at all.

The conversion of RMB into foreign currencies, including US$, is based on rates set by the People’s Bank of China. The PRC government allowed the RMB to appreciate by more than 20% against the U.S. dollar between July 2005 and July 2008. Between July 2008 and June 2010, the exchange rate between the RMB and the U.S. dollar had been stable and traded within a narrow band. Since June 2010, the RMB has fluctuated against the U.S. dollar, at times significantly and unpredictably. On November 30, 2015, the Executive Board of the International Monetary Fund completed the regular five-year review of the basket of currencies that make up the Special Drawing Right, or the SDR, and decided that with effect from October 1, 2016, RMB is determined to be a freely usable currency and will be included in the SDR basket as a fifth currency, along with the U.S. dollar, the Euro, the Japanese yen and the British pound. In the fourth quarter of 2016, the RMB depreciated significantly in the backdrop of a surging U.S. dollar and persistent capital outflows of China. With the development of the foreign exchange market and progress towards interest rate liberalization and RMB internationalization, the PRC government may in the future announce further changes to the exchange rate system, and we cannot assure you that the RMB will not appreciate or depreciate significantly in value against the U.S. dollar in the future. Accordingly, it is difficult to predict how market forces or PRC or U.S. government policy may impact the exchange rate between the RMB and the U.S. dollar in the future.

On October 31, 2022, the exchange rates for CHF was CHF1.0005 to US$1.00, for HK$ was HK$7.8000 to US$1.00, for RMB was RMB 7.3003 to US$1.00 and for A$ was A$1.5640 to US$1.00.

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The following tables set forth information concerning exchange rates between HK$, NT$, and US$ for the periods indicated. These rates are provided solely for your convenience and are not necessarily the exchange rates that we used in this prospectus or will use in the preparation of our periodic reports or any other information to be provided to you.

	Certified Exchange Rate
Period	Period End	Average(1)	Low	High
	(HK$ per US$1.00)
2020
January	7.7662	7.7732	7.7654	7.8083
February	7.7962	7.7747	7.7591	7.7962
March	7.7509	7.7647	7.7503	7.7947
April	7.7516	7.7514	7.7492	7.7552
May	7.7512	7.7525	7.7498	7.7571
June	7.7505	7.7503	7.7497	7.7512
July	7.7503	7.7513	7.7496	7.7543
August	7.7502	7.7504	7.7498	7.7511
September	7.7500	7.7502	7.7497	7.7509
October	7.7519	7.7504	7.7496	7.7544
November	7.7526	7.7527	7.7504	7.7557
December	7.7536	7.7525	7.7503	7.7644
2021
January	7.7532	7.7534	7.7495	7.7602
February	7.7564	7.7532	7.7513	7.7565
March	7.7750	7.7653	7.7564	7.7750
April	7.7661	7.7698	7.7594	7.7853
May	7.7611	7.7654	7.7606	7.7698
June	7.7661	7.7615	7.7568	7.7669
July	7.7722	7.7698	7.7652	7.7841
August	7.7780	7.7837	7.7724	7.7928
September	7.7851	7.7803	7.7707	7.7877
October	7.7792	7.7796	7.7727	7.7871
November	7.7969	7.7905	7.7820	7.7996
December	7.7973	7.7992	7.7914	7.8043
2022
January	7.7972	7.7917	7.7849	7.8006
February	7.8140	7.7979	7.7882	7.8140
March	7.8325	7.8235	7.8131	7.8325
April	7.8466	7.8415	7.8338	7.8476
May	7.8469	7.8491	7.8469	7.8503
June	7.8474	7.8484	7.8449	7.8503
July	7.8501	7.8489	7.8457	7.8503
August	7.8494	7.8460	7.8360	7.8501
September	7.8500	7.8494	7.8483	7.8501
October	7.8497	7.8497	7.8491	7.8505
November	7.8050	7.8302	7.8021	7.8501
December	7.8122	7.7886	7.7695	7.8122

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	Certified Exchange Rate
Period	Period End	Average(1)	Low	High
	(RMB per US$1.00)
2020
January	6.9378	6.9246	6.8591	6.9759
February	6.9918	6.9953	6.9364	7.0377
March	7.0799	7.0252	6.9304	7.1119
April	7.0636	7.0709	7.0324	7.1004
May	7.1346	7.1028	7.0606	7.1690
June	7.0651	7.0818	7.0594	7.1278
July	6.9756	7.0103	6.9756	7.0712
August	6.8484	6.9304	6.8484	6.9816
September	6.7905	6.8134	6.7554	6.8468
October	6.6925	6.7236	6.6502	6.7914
November	6.5805	6.6020	6.5559	6.6925
December	6.5286	6.5397	6.5235	6.5725
2021
January	6.4256	6.4743	6.4256	6.5326
February	6.4789	6.4635	6.4347	6.4878
March	6.5528	6.5120	6.4657	6.5720
April	6.4741	6.5229	6.4718	6.5675
May	6.3681	6.4295	6.3678	6.4750
June	6.4586	6.4267	6.3813	6.4795
July	6.4615	6.4762	6.4568	6.5095
August	6.4611	6.4787	6.4611	6.5016
September	6.4466	6.4572	6.4322	6.4709
October	6.3967	6.4210	6.3833	6.4514
November	6.3619	6.3896	6.3619	6.4071
December	6.3551	6.3700	6.3435	6.3784
2022
January	6.3607	6.3555	6.3202	6.3830
February	6.3092	6.3424	6.3092	6.3660
March	6.3411	6.3456	6.3129	6.3727
April	6.6085	6.4297	6.3602	6.6262
May	6.6713	6.6986	6.6074	6.7889
June	6.6994	6.6952	6.6532	6.7539
July	6.7438	6.7326	6.6893	6.7661
August	6.8903	6.7998	6.7237	6.9119
September	7.1159	7.0058	6.8969	7.1970
October	7.3003	7.1850	7.1034	7.3003
November	7.0874	7.1656	7.0465	7.3021
December	6.9091	6.9743	6.8976	7.0439

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	Certified Exchange Rate
Period	Period End	Average(1)	Low	High
	(AUD$ per US$1.00)
2020
January	1.4930	1.4564	1.4244	1.4930
February	1.5350	1.5007	1.4819	1.5391
March	1.6285	1.6111	1.5004	1.7395
April	1.5328	1.5877	1.5295	1.6679
May	1.4992	1.5350	1.4992	1.5602
June	1.4514	1.4504	1.4281	1.4741
July	1.3974	1.4236	1.3952	1.4457
August	1.3533	1.3889	1.3533	1.4073
September	1.3964	1.3844	1.3563	1.4259
October	1.4229	1.4026	1.3800	1.4277
November	1.3600	1.3742	1.3540	1.4253
December	1.2974	1.3266	1.2974	1.3597
2021
January	1.3088	1.2957	1.2838	1.3088
February	1.2974	1.2898	1.2574	1.3184
March	1.3135	1.2991	1.2786	1.3459
April	1.2960	1.2998	1.2822	1.3152
May	1.2921	1.2888	1.2700	1.3010
June	1.3342	1.3092	1.2876	1.3370
July	1.3616	1.3469	1.3265	1.3652
August	1.3686	1.3696	1.3499	1.4025
September	1.3834	1.3658	1.3406	1.3910
October	1.3289	1.3508	1.3251	1.3783
November	1.4106	1.3712	1.3274	1.4106
December	1.3759	1.3979	1.3759	1.4290
2022
January	1.4162	1.3935	1.3700	1.4296
February	1.3773	1.3958	1.3773	1.4149
March	1.3338	1.3556	1.3312	1.3895
April	1.4164	1.3588	1.3164	1.4164
May	1.3917	1.4185	1.3894	1.4596
June	1.4484	1.4230	1.3788	1.4527
July	1.4300	1.4577	1.4300	1.4832
August	1.4566	1.4369	1.4039	1.4566
September	1.5536	1.4956	1.4525	1.5536
October	1.5640	1.5721	1.5381	1.6146
November	1.4892	1.5114	1.4752	1.5891
December	1.4678	1.4817	1.4564	1.5006

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	Certified Exchange Rate
Period	Period End	Average(1)	Low	High
	(CHF per US$1.00)
2020
January	0.9646	0.9702	0.9633	0.9747
February	0.9652	0.9758	0.9634	0.9839
March	0.9624	0.9586	0.9290	0.9868
April	0.9673	0.9703	0.9607	0.9780
May	0.9620	0.9688	0.9601	0.9750
June	0.9470	0.9520	0.9383	0.9627
July	0.9114	0.9341	0.9114	0.9456
August	0.9010	0.9100	0.9010	0.9196
September	0.9187	0.9151	0.9071	0.9291
October	0.9172	0.9125	0.9041	0.9208
November	0.9060	0.9101	0.8987	0.9200
December	0.8843	0.8887	0.8832	0.9005
2021
January	0.8908	0.8877	0.8785	0.8919
February	0.9084	0.8979	0.8892	0.9088
March	0.9418	0.9305	0.9140	0.9428
April	0.9125	0.9228	0.9101	0.9426
May	0.8985	0.9026	0.8970	0.9136
June	0.9252	0.9082	0.8952	0.9252
July	0.9053	0.9175	0.9053	0.9253
August	0.9163	0.9144	0.9045	0.9231
September	0.9335	0.9224	0.9137	0.9335
October	0.9153	0.9228	0.9123	0.9307
November	0.9213	0.9218	0.9105	0.9357
December	0.9118	0.9205	0.9118	0.9262
2022
January	0.9305	0.9184	0.9318	0.8919
February	0.9180	0.9231	0.9274	0.9088
March	0.9211	0.9293	0.9415	0.9428
April	0.9742	0.9447	0.9742	0.9426
May	0.9571	0.9796	1.0028	0.9136
June	0.9554	0.9700	1.0022	0.9252
July	0.9515	0.9684	0.9830	0.9253
August	0.9746	0.9574	0.9746	0.9231
September	0.9843	0.9731	0.9922	0.9335
October	1.0005	0.9957	1.0059	0.9307
November	0.9489	0.9629	0.9412	1.0134
December	0.9244	0.9321	0.9234	0.9419

Source: XE.com(www.xe.com)

Note:

(1)	Annual averages are calculated by using the average of the exchange rates on the last day of each month during the relevant year. Monthly averages are calculated by using the average of the daily rates during the relevant month.

We do not currently engage in currency hedging transactions.

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SELECTED HISTORICAL FINANCIAL AND OPERATING DATA

The following table presents our selected historical financial data for the periods presented and should be read in conjunction with “MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS” and the financial statement and notes thereto included elsewhere in this prospectus.

The following selected consolidated financial and operating data for the fiscal years ended 31, 2021 April 02 and 2021 and for the six months ended October 31, 2022 and 2021, and the consolidated balance sheet data as of April 30, 2022 and 2021 and as of the six months ended October 31, 2022 and 2021, have been derived from our consolidated financial statements included elsewhere in this prospectus.

	For the Six Months Ended October 31,		For the Fiscal Year Ended April 30,
	2022	2021	2022	2021
	(unaudited)	(unaudited)	Audited	Audited
Revenues	$—	$—	$—	$—
Cost of Revenues	—	—	—	—
Gross profit (loss)	—	—	—	—

Operating Expenses
Research & Development	51,804	106,548	265,557	360,465
General and administration	160,059	856,440	1,102,375	1,552,190
Total operating expenses	211,863	962,988	1,367,932	1,912,655
Operating loss	(211,863)	(962,988)	(1,367,932)	(1,912,655)
Other income	72,708	134,596	173,370	43,675
Total financing expenses, net	57,695	(85,579)	(182,030)	(119,878)

Net loss	(81,460)	(913,971)	(1,376,592)	(1,988,858)

Total comprehensive income (loss)	$20,505	$(911,810)	$(1,246,588)	$(2,025,591)

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The summary of consolidated statements of cash flows

	For the Six Months Ended October 31,		For the Fiscal Year Ended April 30,
	2022	2021	2022	2021
	(unaudited)	(unaudited)	Audited	Audited
Net cash provided by (used in)
Operating activities	$(42,001)	$(263,846)	$(508,747)	$(1,604,231)
Investing activities	-	-	-	-
Financing activities	45,192	191,920	575,186	1,615,163
Net increase in cash and cash equivalents	3,191	(71,926)	66,439	10,932
Effect of foreign currency translation	(62,647)	(14,036)	(21,319)	83,434
Cash and cash equivalents, beginning of period	157,925	112,805	112,805	18,439
Cash and cash equivalents, end of period	98,469	26,843	157,925	112,805

The summary of consolidated balance sheets as at

	As at October 31,		As at April 30,
	2022	2021	2022	2021
	(unaudited)	(unaudited)	Audited	Audited
Total assets	$177,512	$286,485	$337,635	$680,421
Total liabilities	7,836,729	8,014,375	8,017,357	7,113,555
Total Shareholders’ (Deficit)	(7,659,217)	(7,727,890)	(7,679,722)	(6,433,134)

CAPITALIZATION

The following table sets forth our capitalization as of October 31, 2022:

●	On an actual basis; and

●	On a pro forma basis to give effect to the sale of 3,000,000 Ordinary Shares by us in this Offering at the initial public offering price of $ per share, after deducting the estimated 7% underwriting discounts, an accountable expense allowance of $[ ] and estimated offering expenses with $[ ] payable by us.

68

The pro forma information below is illustrative only and our capitalization following the completion of this Offering is subject to adjustment based on the initial public offering price of our Ordinary shares and other terms of this offering determined at pricing. You should read this table in conjunction with our financial statements and related notes appearing elsewhere in this prospectus and “Use of Proceeds” and “Description of Ordinary Shares.”

	As of October 31, 2022
	Actual	Pro Forma (Unaudited)
Cash and cash equivalents	$98,469	$
Shareholders’ equity:
Ordinary shares, no par value	10
Additional paid-in capital	118
Accumulated deficit	(7,843,152)
Accumulated other comprehensive loss	183,807
Total Capitalization	(7,560,748)

DILUTION

If you invest in our Ordinary Shares in this offering, your ownership interest will be diluted to the extent of the difference between the initial public offering price per share of our Ordinary Shares and our pro forma as net tangible book value per ordinary share immediately after this offering.

Net tangible book value represents the amount of our total consolidated tangible assets, less the amount of our total consolidated liabilities. Our net tangible book value as of April 30, 2022 was $[     ], or $[    ] per share.

Dilution results from the fact that the initial public offering price per Ordinary Share is substantially in excess of the pro forma as adjusted net tangible book value per Ordinary Share attributable to the existing shareholders for our presently outstanding Ordinary Shares. After giving effect to our issuance and sale of 3,000,000 Ordinary Shares in this offering at the initial public offering price of $        per share, after deducting the estimated underwriting discounts and offering expenses payable by us, the pro forma net tangible book value as of April 30, 2022 would have been $        , or $        per share. This represents an immediate increase in net tangible book value to existing shareholders of $ per share. The initial public offering price per share significantly exceeds the net tangible book value per share. Accordingly, new investors who purchase Ordinary Shares in this Offering will suffer an immediate dilution of their investment of $        per share or approximately   % from the initial public offering price of $        per Ordinary Share. The following table illustrates the net tangible book value per share after this offering and the per share dilution to persons purchasing Ordinary Shares in this Offering based on the foregoing offering assumptions:

Post-Offering (1)
Initial public offering price per Ordinary Share
Net tangible book value per Ordinary Share as of April 30, 2022
Increase in net tangible book value per Ordinary Share attributable to investors participating in the offering
Pro forma net tangible book value per Ordinary Share immediately after the Offering
Dilution per share to investors participating in the Offering

(1) Assumes net proceeds of $               from offering of 3,000,000 Ordinary Shares at $               per share, calculated as follows: $           offering proceeds, less underwriting discounts of $ , an accountable expense allowance of $               and estimated offering expenses payable by us of approximately $               .

A $1.00 increase (decrease) in the public offering price of $        per share would increase (decrease) the pro forma net tangible book value as of April 30, 2022 after this offering by approximately $               , and would increase (decrease) the pro forma net tangible book value per share as of April 30, 2022 after this Offering by $        per share, and would increase (decrease) the dilution in pro forma net tangible book value per ordinary share to investors participating in this offering by $         per share, after deducting the estimated underwriting discounts and offering expenses payable by us.

The table and discussion above are based on 10,000,000 Ordinary Shares outstanding as of April 30, 2022.

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MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis of our results of operations and financial condition should be read together with our unaudited condensed consolidated financial statements and the notes thereto and other financial information, which are included elsewhere in this registration statement. Our financial statements have been prepared in accordance with U.S. generally accepted accounting principles (“U.S. GAAP”). In addition, our financial statements and the financial information included in this registration statement reflect our organizational transactions and have been prepared as if our current corporate structure had been in place throughout the relevant periods.

This section contains forward-looking statements. These forward-looking statements are subject to various factors, risks and uncertainties that could cause actual results to differ materially from those reflected in these forward-looking statements. Further, as a result of these factors, risks and uncertainties, the forward-looking events may not occur. Relevant factors, risks and uncertainties include, but are not limited to, those discussed in the section entitled “Business,” “Risk Factors” and elsewhere in this registration statement. Readers are cautioned not to place undue reliance on forward-looking statements, which reflect management’s beliefs and opinions as of the date of this registration statement. We are not obligated to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. See “Cautionary Note Regarding Forward-Looking Statements.”

Overview

We are a Cayman Islands-incorporated exempt holding company whose main business operations are conducted through our subsidiaries in Switzerland and to a lesser extent, Hong Kong and the People’s Republic of China. We are a biotechnology company spearheading the development of oral (sublingual) and mucosal delivery of peptides and proteins.

BioLingus (Cayman) Limited is the listing company and was incorporated on August 8,2018 and structured as a holding company with no material operations. It is the parent of BioLingus (BVI) Limited, a BVI Business Company with limited liability incorporated in the British Virgin Islands on August 2, 2019, and also structured as a holding company with no material operations.

Biolingus IP GmbH is a Swiss wholly-owned subsidiary of BioLingus (Hong Kong) Limited. It was incorporated on July 25, 2014 (Registration Number: CHE-354.897.847) initially by our three founders, Yves Decadt, Thomas Ko and Didier Coquoz to primarily research improving the efficacy of oral (specifically, sublingual/transmucosal) delivery of peptides and proteins for metabolic diseases, such as diabetes and obesity. Biolingus IP GmbH is engaged in research and development of improved and new pharmaceutical technologies and products, and development and management of the patent portfolio related to the products.

BioLingus (Hong Kong) Limited is a wholly-owned Hong Kong subsidiary of BioLingus (BVI) Limited. It was incorporated on November 30, 2012. It was previously named “BioLingus Technology Development (Hong Kong) Pty. Limited” and effected a name change to BioLingus (Hong Kong) Limited on April 6, 2018. BioLingus (Hong Kong) Limited is primarily engaged in administrative management.

BioLingus Beijing is a wholly-owned subsidiary of BioLingus (Hong Kong) Limited and was incorporated in the People’s Republic of China on July 11, 2019. It is a wholly foreign-owned enterprise and a limited liability company. BioLingus Beijing is primarily engaged in supplying drug products for pre-clinical studies.

BioLingus Research (Australia) Pty Ltd is a wholly-owned subsidiary of BioLingus (BVI) Limited incorporated in Australia on December 22, 2022. BioLingus Research (Australia) Pty Ltd is primarily engaged in pre-clinical studies (e.g., pharmacology, toxicology) and management of clinical studies.

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Key Factors that Affect Operating Results

We do not expect to generate any revenue from commercial product sales unless and until we successfully complete development and obtain regulatory approval for one or more of our core products, which we expect will take a number of years. We expect our expenses will increase substantially in connection with our ongoing activities.

We believe the following key factors may affect our financial condition and results of operations:

●	our ability to proceed through preclinical studies and clinical trials successfully conducted by a third-party science company of our core products;
●	our ability to further commercialize our core products;
●	our ability to sign licensing agreements with our potential commercial partners, which typically entails signing fee, milestone payments and royalties;
●	our ability to launch successful marketing and sales activities to sell our products;
●	our ability to agree to production agreements with our potential suppliers and maintain relationship with our existing suppliers for our range of test kits and at competitive prices;
●	our ability to raise additional funds for operations; and
●	our ability to enhance our operational efficiency.

Results from Operations

For the Fiscal Years Ended April 30, 2022 and 2021

	For the Fiscal Years Ended April 30, 2022	For the Fiscal Years Ended April 30, 2021

Research and development expenses	$265,557	360,465
General and administrative expenses	1,102,375	1,552,190
Total operating expenses	1,367,932	1,912,655

Operating loss	(1,367,932)	(1,912,655)

Other income	173,370	43,675

Financing expenses, net
Change in fair value of convertible component in convertible loans	18,102	(10,135)
Interest expenses	(200,132)	(109,743)
Total financing expenses, net	(182,030)	(119,878)

Loss before taxes	(1,376,592)	(1,988,858)

Provision for income taxes	-	-

Net loss	$(1,376,592)	$(1,988,858)
Other comprehensive loss
Foreign currency translation adjustment	130,004	(36,733)

Total comprehensive loss	$(1,246,588)	$(2,025,591)

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Revenues

To date, we have generated no revenue. We do not expect to begin generating any revenue unless our core products receive marketing approval or if we receive payments in connection with strategic collaborations or licensing agreements that we may enter for the commercialization of our core products.

Research and Development Expenses

Substantially all our research and development expenses consist of expenses incurred in connection with the development of our BioLingus drug delivery platform. Research and development expenses consist of the costs associated with our basic research activities, as well as the costs associated with our drug development efforts, conducting preclinical studies and clinical trials, manufacturing development efforts and activities related to regulatory filings.

Our research and development expenses decreased by $94,908 or 26.3%, from $360,465 for the fiscal year ended April 30, 2021 to $265,557 for the fiscal year ended April 30, 2022, which was mainly due to an approximately $ 123,000 decrease in clinical related research and development expenses on Sublingual Liraglutide, one of the core products that has completed pre-clinical phase and is entering the human clinical trial phase, for the fiscal year ended April 30, 2022. Sublingual Liraglutide phase 1b/2a human clinical trial preparation commenced in 2020 and the trial was planned to start in Q1 2022 and subsequently postponed to Q1 2023. Material portion of the clinical center setup cost and clinical material cost for the phase 1b/2a human clinical trial preparation were incurred and recorded in the year ended April 30, 2021.

General and Administrative Expenses

Our general and administrative expenses consist of general office expenses, legal & professional fee, marketing expenses and payroll expenses, which decreased by approximately $449,815 or 29.0% from approximately $1,552,190 for the fiscal year ended April 30, 2021 to approximately $1,102,375 for the fiscal year ended April 30, 2022. The decrease in general and administrative expenses was primarily due to (i) an approximately $183,000 exchange difference arising between USD against AUD/CHF/RMB; (ii) an approximately $66,000 decrease depreciation on right-of-use assets as a result of expiry of tenancy agreement in Switzerland; and (iii) decrease in salaries of approximately $100,000 due to change in workforce during the COVID period.

Other Income

Our other income mainly consists of the perpetual licensing fees and services fee charged by Biolingus IP GmbH to BioLingus IP II GmbH and was increased by approximately $129,695 or 297.0% from $43,675 for the fiscal year ended April 30, 2021 to $173,370 for the fiscal year ended April 30, 2022. Such increase was mainly due to an approximately $129,987 service income generated from the charging of manpower hours provided to BioLingus IP II GmbH on its own project. It is neither a licensing income of our core products nor diabetes related project income.

Total financing expenses

Total financing expenses increased by $62,152 or 51.8% from $119,878 for the fiscal year ended April 30, 2021 to $182,030 for the fiscal year ended April 30, 2022. The increase in finance cost was due to (i) an increase in interest accrued on convertibles debt issued in December 2020 with a principal amounting to approximately $256,000 at an annual interest rate of 8%; and (ii) the interest accrued on 2 convertibles debts issued in February 2021 and November 2021, with a principal amounting to approximately $769,000 and $200,000, both at an annual interest rate of 8%, respectively.

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Loss before taxes

Our loss before taxes was $1,376,592 for the fiscal year ended April 30, 2022, a decrease of approximately $612,266 or 30.8%, as compared to $1,988,858 for the fiscal year ended April 30, 2021.

Provision for Income tax

Provision for Income tax was $0 and $0 for the fiscal years ended April 30, 2022 and 2021, respectively, since we had a net loss.

Net Loss

As a result of foregoing, our net loss was $1,376,592 and $1,988,858, for the fiscal year ended April 30, 2022 and 2021, respectively.

Results from Operations

For the Six Months Ended October 31, 2022 and 2021

	For the Six Months Ended October 31, 2022	For the Six Months Ended October 31, 2021

Research and development expenses	51,804	106,548
General and administrative expenses	160,059	856,440
Total operating expenses	211,863	962,988

Operating loss	(211,863)	(962,988)

Other income	72,708	134,596

Financing income (expenses), net
Change in fair value of convertible component in convertible loans	5,092	8,078
Gain from extinguishment in connection with convertible loan restructuring	163,500	-
Interest expenses	(110,897)	(93,657)
Total financing income (expenses), net	57,695	(85,579)

Loss before taxes	(81,460)	(913,971)

Provision for income taxes	-	-

Net loss	$(81,460)	$(913,971)
Other comprehensive income (loss)
Foreign currency translation adjustment	101,965	2,161
Total comprehensive income (loss)	$20,505	$(911,810)

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Research and Development Expenses

Substantially all of our research and development expenses consist of expenses incurred in connection with the development of our BioLingus drug delivery platform. Research and development expenses consist of the costs associated with our basic research activities, as well as the costs associated with our drug development efforts, conducting preclinical studies and clinical trials, manufacturing development efforts and activities related to regulatory filings.

Our research and development expenses decreased by $54,744, or 51.4%, to $51,804 for the six months ended October 31, 2022 from $106,548 for the six months ended October 31, 2021, which was mainly due to decrease in CROs related expenses of approximately $53,000 in the six months ended October 31, 2021.

General and Administrative Expenses

Our general and administrative expenses consist of general office expenses, legal & professional fee, marketing expenses and payroll expenses, which decreased by approximately $696,381 or 81.3% from $856,440 for the six months ended October 31, 2021 to $160,059 for the six months ended October 31, 2022. The decrease in general and administrative expenses was primarily attributable to (i) an approximately $51,000 decrease in depreciation expense;(ii) an approximately $96,000 increase in exchange gain and (iii) an approximately $452,000 decrease in salary expense in the six months ended October 31, 2022. Such decrease in salary expense was mainly due to an one-off gratuity payment in recognition of two ex-employee’s service and contribution to the Company charged during the six months ended October 31, 2021.

Other Income

Our other income mainly consists of the perpetual licensing fees and services fee charged by Biolingus IP GmbH to BioLingus IP II GbmH and was decreased by approximately $61,888, or 46.0%, from $134,596 for the six months ended October 31, 2021 to $72,708 for the six months ended October 31, 2022. It was mainly due to an one-off services fee charged during the six months ended October 31, 2021 and no such service request was received in the six months ended October 31, 2022.

Total Financing Income (Expense)

Total financing income was $57,695 for the six months ended October 31, 2022, compared to a total financing expense of $85,579 during six months ended October 31,2021 representing a net increase of $143,274. The increase in total financing income mainly due to a gain from extinguishment in connection with convertible loan restructuring during the six months ended October 31, 2022.

Loss before taxes

Our loss before taxes was $81,460 for the six months ended October 31, 2022, a decrease of approximately $832,511 or 91.1%, as compared to $913,971 for the six months ended October 31, 2021.

Provision for Income tax

Provision for Income tax was $0 and $0 for the six months ended October 31, 2022 and 2021, respectively, since we had a net loss.

Net Loss

As a result of foregoing, our net loss was $81,460 and $913,971, for the six months ended October 31, 2022 and 2021, respectively.

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Liquidity and Capital Resources

The summary of consolidated statements of cash flows

	For the Six Months Ended October 31,		For the Fiscal Year Ended April 30,
	2022	2021	2022	2021
	(unaudited)	(unaudited)	Audited	Audited
Net cash provided by (used in)
Operating activities	$(42,001)	$(263,846)	$(508,747)	$(1,604,231)
Investing activities	-	-	-	-
Financing activities	45,192	191,920	575,186	1,615,163
Net increase in cash and cash equivalents	3,191	(71,926)	66,439	10,932
Effect of foreign currency translation	(62,647)	(14,036)	(21,319)	83,434
Cash and cash equivalents, beginning of period	157,925	112,805	112,805	18,439
Cash and cash equivalents, end of period	98,469	26,843	157,925	112,805

Operating Activities:

Net cash used in operating activities for the six months ended October 31, 2022 was $42,001, which was primarily attributable to a net loss of $81,460 and a gain from extinguishment in connection with convertible loan restructuring of $163,500, partially offset by a net change in our operating assets and liabilities of $108,379, finance cost of $48,811 and depreciation of right-of-use assets of $51,102.

Net cash used in operating activities for the six months ended October 31, 2021 was $263,846, which was primarily attributable to a net loss of $913,971, partially offset by a net change in our operating assets and liabilities of $462,212, finance cost of $93,657 and depreciation of right-of-use assets of $102,462.

Net cash used in operating activities for the fiscal year ended April 30, 2022 was $508,747, which was primarily attributable to net loss of $1,376,592, offset by a net change in our operating assets and liabilities of $530,582, finance cost of $199,009 and depreciation of right-of-use assets of $156,846.

Net cash used in operating activities for the fiscal year ended April 30, 2021 was $1,604,231, which was primarily attributable to a net loss of $1,988,858, partially offset by a net change in our operating assets and liabilities of $42,886, finance cost of $109,138 and depreciation of right-of-use assets of $222,496.

Financing Activities:

Net cash provided by financing activities was $45,192 for the six months ended October 31, 2022. It was primarily attributable to the changes in related parties balance of $138,404, partially offset by advance to directors of $93,212.

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Net cash provided by financing activities was $191,920 for the six months ended October 31, 2021. It was primarily attributable to the changes in related parties balance of $92,330 and advance from directors of $99,590.

Net cash provided by financing activities was $575,186 for the fiscal year ended April 30, 2022. It was primarily attributable to a net increase in related parties balance of $254,163 and the proceeds received from issuance of convertible loans of $255,000.

Net cash provided by financing activities was $1,615,163 for the fiscal year ended April 30, 2021. It was primarily attributable to the proceeds received from issuance of convertible loans of $1,325,641 and advance from directors of $287,673.

We plan to support the advancement of our Liraglutide Sublingual through Phase IIb (and preparation/ initiation of Phase III) studies and into potential registrational phase, advance research and development activities that relate to all our other preclinical and clinical activities, repayment of external borrowings, and for general working capital and expenses purposes from part of our initial public offering’s net proceeds. We may, however, over the longer term require additional capital to fund further R&D expenditure.

At present, we have not generated any significant revenue from existing operations. Our continued existence is dependent on our ability to obtain necessary financing to fund working capital, complete the planned product certification approvals in the territories we have identified and to establish our distribution networks. We do not expect to generate sufficient internal cash flows to finance these costs in the foreseeable future.

As noted above, the continuation of our current business plan requires us to raise significant additional capital. If we are successful in raising capital through the sale of ordinary shares offered for sale in this Offering, we believe that we will have sufficient cash resources to fund our plan of operations and our working capital requirements through 2023 and 2024. If we are unable to do so, we may have to curtail our business plans. We intend to use the net proceeds from the Offering for primarily research and development program, obtaining product certification approvals in the territories we have identified, establishing our distribution networks and for general working capital and expenses purposes. For further details on our use of proceeds from this offering, please refer to “Use of Proceeds” section.

We will continually evaluate our business plans to determine the manner in which we can most effectively utilize our limited working capital resources. The timing of completion of all aspects of our business plan is highly dependent upon the availability of capital to implement each aspect of the business plan as well as other factors beyond our control.

If our future cash is insufficient to meet our requirements, we may further to seek to issue debt or equity securities or obtain additional credit facilities. To the extent additional funding is not achieved this will delay our business plans.

Commitments and Contingencies

Capital Expenditures

For the six months ended October 31, 2022 and for the fiscal years ended April 30, 2022 and 2021, respectively, we had $0 capital expenditure.

We do not have any contractual obligations for ongoing capital expenditures at this time.

Lease commitment

We have various operating leases for office and laboratory space. The lease agreements do not specify an explicit interest rate. As of April 30, 2022 and 2021, the right-of-use assets totaled $90,900, and $367,367, respectively. As of October 31, 2022 the right-of-use assets totaled $33,962.

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As of April 30, 2022 and 2021, lease liabilities consist of the following:

	April 30,
	2022	2021

Lease liabilities - current portion	$71,051	$227,616
Lease liabilities - non-current portion	19,849	139,751
Total	$90,900	$367,367

The following is a schedule of future minimum payments under operating leases as of April 30, 2022:

2023	$74,754
2024	20,623
Total lease payments	95,377
Less: imputed interest	(4,477)
Total operating lease liabilities, net of interest	$90,900

Contingencies

The Company is currently not a defendant to any material legal proceedings, investigation, or claims.

Off-Balance Sheet Arrangements

For the six months ended October 31, 2022 and for the fiscal years ended April 30, 2022 and 2021, we did not have any off-balance sheet arrangements as defined in Item 303(a)(4)(ii) of Regulation S-K.

Going Concern Uncertainties and any other Audit qualifications

As of the date of this prospectus, there is doubt regarding our ability to continue as a going concern as we have not generated sufficient cash flow to fund our business operations and loan commitments. Our future success and viability, therefore, are dependent upon our ability to generate capital financing. The failure to generate sufficient revenues, raise additional capital or reduce certain discretionary spending may have a material and adverse effect upon the Company and our shareholders.

Critical Accounting Policies and Estimates

The preparation of the audited consolidated financial statements in conformity with accounting principles generally accepted in the United States of America (“U.S. GAAP”), requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the audited consolidated financial statements and the reported amounts of expenses during the reporting periods. Significant estimates include fair value estimates of derivative liabilities discussed in Note 7. Management makes these estimates using the best information available when the calculations are made; however, actual results could differ materially from those estimates.

Accounting for the impairment of long-lived assets

We annually review our long-lived assets for impairment or whenever events or changes in circumstances indicate that the carrying amount of assets may not be recoverable. Impairment may become obsolete from a difference in the industry, introduction of new technologies, or if we have inadequate working capital to utilize the long-lived assets to generate adequate profits. Impairment is present if the carrying amount of an asset is less than its expected future undiscounted cash flows.

If an asset is considered impaired, a loss is recognized based on the amount by which the carrying amount exceeds the fair market value of the asset. Assets to be disposed of are reported lower the carrying amount or fair value fewer costs to selling.

Accrued research and development expenses

We have entered into various agreements with contract manufacturing organizations (“CMOs”) and contract research organizations (“CROs”). Our research and development accruals are estimated based on the level of services performed, progress of the studies, including the phase or completion of events, and contracted costs. The estimated costs of research and development provided, but not yet invoiced, are included in other current liabilities on the consolidated balance sheets. If the actual timing of the performance of services or the level of effort varies from the original estimates, we will adjust the accrual accordingly. Payments made to CMOs and CROs under these arrangements in advance of the performance of the related services are recorded as deposits, prepayments and other receivables, net on the consolidated balance sheets until the services are rendered.

Cash and cash equivalents

We consider cash, bank deposit and all highly liquid investments with original maturities of three months or less when purchased to be cash and cash equivalents. Cash consists primarily of cash in accounts held at a financial institution.

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Lease

Effective May 1, 2019, we adopted ASU 2016-02, “Leases” (Topic 842), and elected the practical expedients that do not require us to reassess: (1) whether any expired or existing contracts are, or contain, leases, (2) lease classification for any expired or existing leases and (3) initial direct costs for any expired or existing leases. For lease terms of twelve months or fewer, a lessee is permitted to make an accounting policy election not to recognize lease assets and liabilities. We also adopted the practical expedient that allows lessees to treat the lease and non-lease components of a lease as a single lease component.

Lease terms used to calculate the present value of lease payments generally do not include any options to extend, renew, or terminate the lease, as we do not have reasonable certainty at lease inception that these options will be exercised. We generally consider the economic life of our operating lease ROU assets to be comparable to the useful life of similar owned assets. We have elected the short-term lease exception, therefore operating lease ROU assets and liabilities do not include leases with a lease term of twelve months or less. Our leases generally do not provide a residual guarantee. The operating lease ROU asset also excludes lease incentives. Lease expense is recognized on a straight-line basis over the lease term.

As of April 30, 2022 and 2021, there were approximately $0.09 million and $0.37 million right of use (“ROU”) assets and approximately $0.09 million and $0.37 million lease liabilities based on the present value of the future minimum rental payments of leases, respectively. Our management believes that using an interest rate of our convertible loans at 8% (interest rate of convertible loans as mentioned in Note 7) was the most indicative rate of our borrowing cost for the calculation of the present value of the lease payments.

Derivatives

Derivative instruments are recognized on the balance sheet at their fair value, with changes in the fair value recognized as a component of financial expenses, net in the statements of income.

Once determined, derivative liabilities are adjusted to reflect fair value at each reporting period end, with any increase or decrease in the fair value being recorded in results of operations as an adjustment to fair value of derivatives.

Commitments and contingencies

From time to time, we are a party to various legal actions arising in the ordinary course of business. The majority of these claims and proceedings related to or arise from commercial disputes. We first determine whether a loss from a claim is probable, and if it is reasonable to estimate the potential loss. We accrue costs associated with these matters when they become probable, and the amount can be reasonably estimated. Legal costs incurred in connection with loss contingencies are expensed as incurred. Also, we disclose a range of possible losses, if a loss from a claim is probable but the amount of loss cannot be reasonably estimated, which is in line with the applicable requirements of Accounting Standard Codification 450. Our management does not expect any liability from the disposition of such claims and litigation individually or in the aggregate would have a material adverse impact on our consolidated financial position, results of operations and cash flows.

Related parties

We adopted ASC 850, Related Party Disclosures, for the identification of related parties and disclosure of related party transactions.

Trend Information

As we are still in the early phase of commercializing our suite of products, we are unable to identify any recent trends in revenue or expenses. As a result, we are unable to identify any known trends, uncertainties, demands, commitments or events involving our business that are reasonably likely to have a material effect on our revenues, income from operations, profitability, liquidity or capital resources, or that would cause the reported financial information in this offering to not be indicative of future operating results or financial condition.

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Emerging Growth Company Status

We are an “emerging growth company”, as defined in Section 2(a) of the Securities Act, as modified by the JOBS Act. As such, we are eligible to take advantage of specified reduced reporting and other requirements that are otherwise applicable generally to SEC reporting companies that are not emerging growth companies. For so long as we remain an emerging growth company, we will not be required to, among other things:

●	present more than two years of audited financial statements and two years of related selected financial data and management’s discussion and analysis of financial condition and results of operations disclosure in our registration statement of which this prospectus forms a part;
●	have an auditor report on our internal control over financial reporting pursuant to Section 404(b) of the Sarbanes-Oxley Act; and
●	disclose certain executive compensation related items.

We will remain an emerging growth company until the earlier of (i) the last day of the fiscal year following the fifth anniversary of the completion of this offering, (ii) the last day of the fiscal year during which we have total annual gross revenue of at least $1.235 billion, (iii) the date on which we are deemed to be a “large accelerated filer” under the Exchange Act, which means the market value of our Ordinary Shares that are held by non-affiliates exceeds $700.0 million as of the last business day of our most recently completed second fiscal quarter, and (iv) the date on which we have issued more than $1.0 billion in non-convertible debt during the prior three-year period.

We have taken advantage of certain of the reduced reporting requirements as a result of being an emerging growth company and a foreign private issuer. Accordingly, the information that we provide in this prospectus may be different than the information you may receive from other public companies in which you hold equity interests. If some investors find our securities less attractive as a result, there may be a less active trading market for our securities and the prices of our securities may be more volatile.

Quantitative and Qualitative Disclosures about Market Risk

Risk management overview

We had exposure to credit, cash flow interest rate risk, foreign exchange risk, economic and political risks and inflation risk. This note provides information about our exposure to each of these risks, our objectives, policies and processes for measuring and managing risk. Further quantitative disclosures are included throughout these consolidated financial statements.

Credit risk

Bank balances

The credit risk on liquid funds is limited because the counterparties are banks with high credit ratings assigned by international credit-rating agencies. We are exposed to concentration of credit risk on liquid funds which are deposited with several banks with high credit ratings.

Deposit and other receivables

We assessed the impairment for our other receivables individually based on internal credit rating and ageing of these debtors which, in the opinion of our directors, have no significant increase in credit risk since initial recognition. Based on the impairment assessment performed by us, our directors consider the loss allowance for deposits and other receivables as of April 30, 2022 and 2021 is $321 and $503, respectively.

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Interest Risk

Cash flow interest rate risk

We are exposed to cash flow interest rate risk through the changes in interest rates related mainly to our variable-rates bank balances.

We currently do not have any interest rate hedging policy in relation to fair value interest rate risk and cash flow interest rate risk. Our directors monitor our exposures on an ongoing basis and will consider hedging the interest rate should the need arises.

Sensitivity analysis

Our exposure to the risk of changes in cash flow interest rate relates primarily to our bank balances with floating interest rates.

The sensitivity analysis below has been determined assuming that a change in interest rates had occurred at the end of the reporting period and had been applied to the exposure to interest rates for financial instruments in existence at that date. 1% increase or decrease is used when reporting interest rate risk internally to key management personnel and represents management’s assessment of the reasonably possible change in interest rates.

If interest rates had been 1% higher or lower and all other variables were held constant, our post tax loss for the years ended April 30, 2022 and 2021 would have decreased or increased by approximately $1,579 and $1,128, respectively.

Foreign exchange risk

Foreign currency risk is the risk that the holding of foreign currency assets will affect our financial position as a result of a change in foreign currency exchange rates.

Our monetary assets and liabilities are mainly denominated in HK$, RMB and CHF, which are the same as the functional currencies of the relevant group entities. Hence, in the opinion of our directors, the currency risk is considered insignificant. We currently do not have a foreign currency hedging policy to eliminate the currency exposures. However, the directors monitor the related foreign currency exposure closely and will consider hedging significant foreign currency exposures should the need arise.

Economic and political risks

Our operations are mainly conducted in Switzerland and to a lesser extent, HK SAR and the PRC. Accordingly, our business, financial condition, and results of operations may be influenced by changes in the political, economic, and legal environments in Switzerland, HK SAR and the PRC.

Our operations in Switzerland, HK SAR and the PRC, are subject to special considerations and significant risks not typically associated with companies in North America and Western Europe. These include risks associated with, among others, the political, economic and legal environment and foreign currency exchange. Our results may be adversely affected by changes in the political and social conditions in Switzerland, HK SAR and the PRC, and by changes in governmental policies with respect to laws and regulations, anti-inflationary measures, currency conversion, remittances abroad, and rates and methods of taxation, among other things.

Inflation risk

Management monitors changes in prices levels. Historically inflation has not materially impacted our audited consolidated financial statements; however, significant increases in the price of labor that cannot be passed to our customers could adversely impact our results of operations.

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INDUSTRY

Diabetes and Obesity

Diabetes

Diabetes mellitus, commonly known as diabetes, is a long-term severe condition when human body cannot generate enough insulin or the human body cannot consume the insulin effectively, resulting in a raised blood glucose level, also known as hyperglycaemia. Insulin is a peptide hormone produced and secreted by the pancreas to regulate the body’s management of glucose. Insulin facilitates glucose from the bloodstream to enter human body’s cells where it is either converted into energy or stored. Hyperglycaemia causes glucose to attach unnaturally to certain proteins in the blood, interfering with the proteins’ ability to perform their normal function of maintaining the integrity of the small blood vessels. With hyperglycaemia, the tiny blood vessels eventually break down and leak. Hyperglycaemia can cause long-term damages to many of the human body’s organs, including cardiovascular diseases, nerve damage, loss of kidney function, blindness, loss of sensation and poor circulation in the periphery, which may lead to lower-limb amputations.

There are two major types of diabetes, Type 1 and Type 2 diabetes.

In Type 1 diabetes, the human body produces very little or no insulin. If a human body produces very little or no insulin, glucose coming into the blood from digestion of the meal therefore cannot release a signal to the liver to stop producing glucose while digestion of the meal is taking place. As the liver continues to produce glucose while there is not sufficient insulin to process the glucose from digestion, the blood glucose levels of the human body fluctuate and will become too high. Type 1 diabetes is generally caused by an autoimmune process in which the body’s immune system attacks the insulin-producing beta-cells of the pancreas, therefore the condition can develop at any age, although it occurs most frequently in children and adolescents.

Type 1 diabetes patients need daily insulin injection to keep their blood glucose level within an appropriate range. Without insulin, they cannot survive. As the onset of Type 1 diabetes generally occurs in children and adolescents, it is therefore a challenge to the whole family. Typical symptoms of Type 1 diabetes include excessive thirst, frequent urination, lack of energy or fatigue, constant hunger, sudden weight loss, blurred vision and diabetic ketoacidosis, which a harmful substance known as ‘ketones’ build up in the body that may lead to severe disability and early death from episodes if the patient lacks the access to insulin.

In Type 2 diabetes, although the pancreas does produce insulin, the human body either does not produce the insulin at the appropriate time or the human body’s cells are not able to respond fully to insulin. This is also known as insulin resistance. When insulin resistance starts emerging, the hormone is thus less effective which as a result prompts an increase in insulin production. Over time, inadequate production of insulin can develop as a result of failure of the pancreatic beta cells to keep up with demand. In other words, the blood glucose level of Type 2 diabetes patients will go too high after eating. The causes of Type 2 diabetes are not completely understood but there is a strong link with overweight and obesity, increasing age, ethnicity, and family history. As generally Type 2 diabetes’ symptoms are less obvious and in some cases, it may be completely symptomless, Type 2 diabetes is generally undiagnosed during onset. Therefore, if the diagnosis is delayed for a prolonged time, complications such as visual impairment, poorly-healing lower-limb ulcers, heart disease or stroke may arise due to hyperglycaemia.

A range of combination therapy options are available for Type 2 diabetes treatment. For example, metformin, glucagon-like peptide 1 GLP-1 agonists, sulphonylureas, alpha glucosidase inhibitors, thiazolidinediones, dipeptidyl peptidase 4 DPP-4 inhibitors and sodium glucose co-transporter 2 inhibitors. Insulin injections may be required to control hyperglycaemia if non-insulin medications fail to maintain glycaemic level.

(Source International Diabetes Federation, Diabetes Atlas 2022 - https://diabetesatlas.org/atlas/tenth-edition/).

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Overweight and Obesity

Overweight and obesity are defined as abnormal or excessive fat accumulation that presents a risk to health. A body mass index (BMI) over 25 is considered overweight, and over 30 is obese. The issue has grown to epidemic proportions, with over 4 million people dying each year as a result of being overweight or obese in 2017 according to the global burden of disease.

Rates of overweight and obesity continue to grow in adults and children. From 1975 to 2016, the prevalence of overweight or obese children and adolescents aged 5–19 years increased more than four-fold from 4% to 18% globally.

Obesity is one side of the double burden of malnutrition, and today more people are obese than underweight in every region except sub-Saharan Africa and Asia. Once considered a problem only in high-income countries, overweight and obesity are now dramatically on the rise in low- and middle-income countries, particularly in urban settings. The vast majority of overweight or obese children live in developing countries, where the rate of increase has been more than 30% higher than that of developed countries (source, World Health Organisation).

Market

Diabetes

According to International Diabetes Federation, there are 537 million people worldwide have diabetes as of 2021. It is projected a 46% increase by 2045 to 783 million people worldwide, with a significant increase in developing countries, for example, 134% increase in Africa, 87% increase in Middle East and North Africa and 68% increase in South-East Asia. Type 2 diabetes accounts for the vast majority of diabetes worldwide with over 90% (https://diabetesatlas.org/atlas/tenth-edition/).

Diabetes is a progressive disease, and different medicines will be prescribed according to the stage of the disease progression.

Figure 1: treatment paradigm of Type 2 Diabetes (Source: International Diabetes Federation)

Treatment algorithm for people with type 2 diabetes

Lifestyle measures
Then, at each step, if not to target (generally HbA1c <7.0 %)
Consider first line
Metformin
Sulfonylurea
or
α - Glucosidase inhibitor
Consider second line
Sulfonylurea
Metformin
(if not first line)
or
α - Glucosidase inhibitor or
DPP-4 inhibitor or
Thiazolidinedione
Consider third line
Basal insulin
or
Pre-mix insulin
or
α - Glucosidase inhibitor or
DPP-4 inhibitor or
Thiazolidinedione
or
GLP-1 agonist
Consider fourth line
Basal +
meal-time
insulin
←
Basal insulin, or
Pre-mix insulin
(later basal + meal-time)
= usual approach
= alternative approach

In figure 1 it can be seen that in the earlier stage of the disease, relatively cheap oral medicines will be used, such as metformin and sulfonylurea.

In later stage of the disease, more effective drugs are needed, such as DDP-4 inhibitors or GLP-1 agonists. A disadvantage of most GLP-1 agonists is that they mostly have to be delivered by injection.

In the most advanced stage of type 2 Diabetes, patients have to use insulin (about 7% of the Type 2 patients).

Insulin therapy has been introduced for a century to treat diabetes. This therapy usually involves administering several injections of insulin per day.

Insulin treatment is currently prescribed for patients with Type 1 Diabetes and advanced stage Type 2 Diabetes.

A recent development is that the FDA has approved semaglutide as a first-line treatment for diabetes. It is not unlikely that this will happen also in other countries (as they tend to trail FDA), and for other GLP-1 molecules as well. This will broaden the use of semaglutide and probably also the use of other GLP-1 peptides. (Source, Press Release PR Newswire, Jan 12, 2023: “Novo Nordisk announces FDA approval of label update for Rybelsus® (semaglutide) allowing use as a first-line option for adults with type 2 diabetes”)

Obesity and overweight market

For decades, obesity has been viewed—and treated—mainly as a symptom of lifestyle choices. Diet, exercise and surgical intervention were the only options for addressing the condition and its associated health risks, such as heart disease.

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But with a greater understanding of obesity’s root causes, it is now classified medically as a chronic disease. This shift has helped spur new research into developing treatments, including a range of next-generation medications to manage weight, thereby preventing the illnesses that obesity causes.

The treatment of obesity is on the cusp of moving into mainstream primary care management.

That means obesity treatment could quickly become a top-12 global therapy—growing from a $2.4 billion category in 2022 to $54 billion by 2030, according to Morgan Stanley Research. A clear precedent for investors is the treatment for high blood pressure, which went from a nascent category in the 1980s to a $30 billion market in the 1990s. (source: Morgan Stanley 2022 “Obesity drugs as an investment opportunity”).

GLP-1 drugs also have an important weight loss effect, and hence could be used to treat overweight and obesity. But especially in these indications, the need for effective oral treatments is even higher.

The Need for Non-Invasive Technologies

As for the GLP-1 medicines and insulins, all of them are peptide drugs and have to be injected (with the exception of semaglutide).

Therefore, there is a need in the global market for pharmaceutical companies to develop commercially viable non-invasive treatment. As of today, key drug delivery companies in this space include:

●	Emisphere Technologies, a company develops new oral formulations for poorly permeable therapeutic APIs, acquired by Novo Nordisk on a cash-free, debt free basis, for US$1.8 billion.
●	OraMed, a Nasdaq listed corporation with code ORMP, developed oral drug delivery systems which most notably an oral insulin capsule for treating Type 2 diabetes.
●	Diasome Pharm developed an oral hepatic-directed vesicle where insulin is entrapped into liposomes crossing membranes without degradation.
●	Nugenerex Biotech developed an oral-lyn (RapidMist Buccal Insulin), a safe, fast, flexible and pain-free alternative to needle administered medications.
●	Merrion Pharm uses drug absorption enhancers to form micelles, constituted by Generally Recognized As Safe (“GRAS”) excipients, formulated in an enteric-coated tablet, and partnered with Novo Nordisk.
●	Biocon Limited, a New York Stock Exchange listed company, has a novel molecule pipeline which includes a first-in-class, oral, prandial insulin, with pivotal Phase II/III clinical study in India completed.

All the companies above can be considered competitors of BioLingus. However, the most advanced are Oramed and Novo Nordisk. Recently Oramed announced that its phase III clinical trial with oral insulin failed to meet the endpoints. (Source: Medscape, Jan 2023, “Oramed Oral Insulin Fails to Meet Goal in Type 2 Diabetes”)

Novo Nordisk is a major pharmaceutical company providing diabetes drugs globally. In 2020, Novo Nordisk acquired Emisphere Technologies for US$1.8 billion. Emisphere Technologies’ tablet technology enables an absorption-enhancing excipient to translate drugs into oral form, according to Novo Nordisk. Meanwhile, Novo Nordisk has submitted for regulatory approval in the US, the EU and Canada for oral semaglutide, a GLP-1 analogue in a tablet taken once-daily, for the treatment of adults with Type 2 diabetes utilizing Emisphere Technologies’ tablet technology.

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Meanwhile, Eli Lilly (NYSE:LLY), another major pharmaceutical company recently announced that it has been granted Fast Track designation for the investigation of tirzepatide for the treatment of adults with obesity, or overweight with weight-related comorbidities by the U.S. Food and Drug Administration. Tirzepatide is a dual GIP/GLP-1 receptor agonist which can improve blood sugar control in patients with Type 2 Diabetes. Besides, it can also achieve weight loss of up to 22.5% in adults with obesity or overweight compared to placebo at 72 weeks of treatment from its SURMOUNT-1 clinical trial. According to the National Center for Biotechnology Information, Tirzepatide has become a revolutionary agent for the management and treatment of Type 2 Diabetes and achieving weight loss. Patient compliance and dose adherence are also favored, since it has the advantage of a once-a-week dose administration.

(https://www.ncbi.nlm.nih.gov/pmc/articles/PMC9268041/)

In conclusion, major global pharmaceutical companies are exploring non-invasive diabetes treatment administration with the aim to increase the convenience for the patient and at the same time reduce the cost of manufacturing and reduce the frequency of dose administration. Technology platforms which can deliver non-invasive treatment via oral or sublingual administration at an acceptable cost will become the game changer of the increasing diabetes and weight loss market.

Our Competitive Strengths

We believe that the following competitive strengths contribute to our success and set us apart from our competitors:

Breakthrough formulation technology

We develop our products based on the “BioLingus Platform” which is a breakthrough platform for the stabilization and oral administration of peptides, proteins and vaccines. Typically, there are various barriers to the safe and effective delivery of peptides and proteins via the oral route. These include the presence of proteolytic enzymes within the gastrointestinal tract, dilution by stomach and intestinal fluids, and the physical barrier of the gut epithelium. Consequently, peptide- and protein-based medicines are normally delivered via injection.

BioLingus’ formulation allows direct absorption of drugs, peptides and proteins through the sublingual mucosa. By avoiding the various barriers typically encountered with oral drug administration, sublingual delivery improves bioavailability and reduces absorption times and variability. The Biolingus Platform also allows user-friendly dosage forms, such as tablets or sprays, to be designed. Our Liraglutide Sublingual product is currently being evaluated in phase 1b/2a clinical studies, and other peptides and protein-based medications are also being developed for sublingual delivery using the “BioLingus Platform”.

Different route of delivery versus most other competitors

The advantages of oral medication delivery over the injectable route are numerous.

Firstly, oral delivery is greatly preferred by patients. For example, 70% of type 2 diabetes patients are reluctant to start insulin injections due to the associated fear of injections (Studying the Hurdles of Insulin Prescription (SHIP©): development, scoring and initial validation of a new self-administered questionnaire, August 29, 2007 , https://www.ncbi.nlm.nih.gov/pmc/articles/PMC2042975/). Secondly, even after patients have commenced insulin injections, studies have shown that adherence to insulin therapy is low due to the ongoing dislike and constraints of the injections. Thirdly, as supported by our in-house research, sublingual drug delivery allows access to the lymphatic system that triggers several major advantages:

1.	Entities absorbed are delivered directly to the systemic circulation via the lymphatics and thus circumvent hepatic first-pass metabolism
2.	The leaky capillaries of the lymphatics allow the transport of macromolecules and particles that have relatively large sizes
3.	Holds promise for the treatment of diseases afflicting the lymphatic systems - substantially enhances the efficacy of immuno-active and other drugs

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Experienced management team

We are led by our two executive Directors namely Mr. Yves Decadt and Mr. SaiYing Thomas Ko. Mr. Decadt is a renowned entrepreneur in the field with more than 25 years of pharmaceutical experience, including 18 years at Johnson and Johnson which he held various roles including international biotech-pharma dealmaking, from sourcing of new deals, due diligence and negotiation to alliance management. Mr. Ko has 40 years of experience in biological protein drug delivery systems. He has unique expertise in the stabilization and sublingual delivery of biological proteins and peptides, and was awarded the 2020 Monash University Fellowship in recognition of his distinguished service to the pharmaceutical industry.

Our Growth Strategy

Our strategy to commercialize our technology and products is the following.

The commercialization strategy of our technology and products is two-fold:

A. License Core Products

For our core products such as Liraglutide SL, our goal is to enter into development and commercial license agreements with major pharmaceutical companies. Ideally this will be done when a key value inflection point is reached i.e. after clinical phase Ib/IIa, or even better, after clinical phase IIb for a higher value.

Once the above licensing agreements are in place, phase III studies will likely be conducted and led by our licensing partners. No licensing partners have been identified so far.

From the date of signing of a licensing agreement, we anticipate that we will receive our first revenue under the form of a Signing Fee and this will likely be 2-3 years before the first product sales on the market. Other license income will follow in the form of development milestone payments, royalties and sales milestone payments.

B. Technology Partnerships

We will license out our technology to be used with external partners for their own proprietary molecules. We anticipate that a typical collaboration will be in two stages:

(iii)	Feasibility Study

We work with the external partner to determine if our technology is beneficial to deliver our partner’s drug substance sublingually;

(iv)	Technology License

In the event the feasibility study is successful, we will negotiate and enter into a technology license for the specific product(s).

Our Challenges

Our ability to execute our strategy and realize our vision is subject to risks and uncertainties that could impede our progress in the following key areas:

●	Finding top-notch partners/licensees. The better the product profile and drug delivery efficiency is in humans, the easier it would be to find partners and negotiate better terms. In the best-case scenario, the optimal human dose (non-inferiority with injections in clinical studies) corresponds to the best pre-clinical data we have for each product. At the base scenario, the optimal human dose is higher but still commercially viable. For the former, we assume commercial partners would want to enter into a licensing arrangement as early as possible (phase Ib/IIa) while in the base scenario, they would await phase IIb data.

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●	The expected development and potential benefits from our products in treating diabetes and commercial viability of the same.
●	The expected timing and results of clinical studies for our products.
●	The competitive ability of our technology based on product efficacy, safety, patient convenience, reliability, value and patent position.
●	Marketing the potential market demand for our products and convincing a mindset change to the treatment of diabetes.
●	Staying ahead of our competitors who have more resources and may be developing similar or competing technology.
●	Having sufficient resources, including financial means, to see our research and clinical trials through to fruition.

We also face additional challenges, risks, and uncertainties that could materially and adversely affect our business, financial condition, results of operations, and prospects. The section on “Risk Factors” (pages 25–59) provides a more detailed discussion of the risks associated with investing in our shares.

BUSINESS

Overview

We are an exempted company with limited liability incorporated under the laws of the Cayman Islands, whose main business operations are conducted through our subsidiaries in Switzerland and to a lesser extent, HK SAR, the People’s Republic of China and Australia. Each of our subsidiaries operate and carry out discrete but complementary operational activities.

We are a biotechnology company spearheading the development of oral (specifically, sublingual) delivery of peptides and proteins.

BioLingus (Cayman) Limited is the listing company and was incorporated on August 8,2018 and structured as a holding company with no material operations. It is the parent of BioLingus (BVI) Limited, a BVI Business Company with limited liability incorporated in the British Virgin Islands on August 2, 2019, and also structured as a holding company with no material operations.

Biolingus IP GmbH is a Swiss wholly-owned subsidiary of BioLingus (Hong Kong) Limited. It was incorporated on July 25, 2014 (Registration Number: CH-150.4.004.487-4) initially by our three founders, Yves Decadt, Thomas Ko and Didier Coquoz to primarily research improving the efficacy of oral (specifically, sublingual/transmucosal) delivery of peptides and proteins for metabolic diseases, such as diabetes and obesity.

After several years of research, we realized there are two main areas of application of our technology:

-	Metabolics (mainly obesity and diabetes)

-	Immunology (mainly allergy and auto-immune disorders)

Both areas represent chronic disorders with large potential value and important biological medicines, for which we could develop non-invasive (sublingual) versions.

From a commercial perspective, the history of biotechnology companies, in general, has shown that they are most effective if they are highly specialized in a certain area. If they are highly specialized and focused, they can be top-notch in their area, and when they are the “primus inter pares”, they will also derive the maximum commercial value.

From a technical perspective, the immunology applications require a different set of formulations from the Biolingus Platform. Lymphatic delivery is a necessary prerequisite for immunology applications, while this is not the case for the metabolics applications. The formulations for both applications are different and will continue to diverge in the future. In relation to this, both technologies will and should have their own IP protection.

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In 2019, it was decided that the metabolics and immunology applications of our technology be separated into two distinct legal entities. BioLingus IP II GmbH (CHE-308.613.165) (“BioLingus II”) was incorporated as a spin-out of Biolingus IP GmbH (CHE-354.897.847) (“BioLingus I”). To support the spin-out, a perpetual and irrevocable License Agreement granted the rights to all non-metabolic applications from BioLingus I to BioLingus II. At the time of the spin-out, a value was attributed to the IP allocated to BioLingus II (based on the patent cost and patent use), which was translated into the license fee due by BioLingus II to BioLingus I. The License Agreement is classifying what is “metabolic” or “non-metabolic” according to the official ATC-classification of compounds (managed by the World Health Organization:

https://www.who.int/tools/atc-ddd-toolkit/atc-classification#:~:text=In%20the%20Anatomical%20Therapeutic%20Chemical,groups%20at%20five%20different%20levels). The ATC classification is actively managed. Each new drug in development by any company worldwide will be assigned into the right ATC class. The WHO Collaborating Centre in Oslo establishes new entries in the ATC classification on requests from users, e.g. pharmaceutical companies, regulatory agencies and researchers.

Biolingus IP GmbH is presently engaged in the research and development of improved and new pharmaceutical technologies and products utilizing the BioLingus Platform for metabolics, and development and management of the patent portfolio related to such products.

BioLingus (Hong Kong) Limited is a wholly-owned Hong Kong subsidiary of BioLingus (BVI) Limited. It was incorporated on November 30, 2012. It was previously named “BioLingus Technology Development (Hong Kong) Pty. Limited” and effected a name change to BioLingus (Hong Kong) Limited on April 6, 2018. BioLingus (Hong Kong) Limited is primarily engaged in administrative management.

BioLingus Beijing is a wholly-owned subsidiary of BioLingus (Hong Kong) Limited and was incorporated in the People’s Republic of China on July 11, 2019. It is a wholly foreign-owned enterprise and a limited liability company. BioLingus Beijing is primarily engaged in supplying drug products for pre-clinical studies.

BioLingus Research (Australia) Pty Ltd is a wholly-owned subsidiary of BioLingus (BVI) Limited newly incorporated in Australia on December 22, 2022. BioLingus Research (Australia) Pty Ltd is primarily engaged in pre-clinical studies (e.g., pharmacology, toxicology) and management of clinical studies.

The Challenge

Many of the more effective drugs to treat diabetes and obesity are “biologics” that currently have to be injected (e.g., insulin). Although insulin was discovered almost 100 years ago, there has to date not been any commercially viable solution to administer insulin without the need for injection.

Consistent with this, the delivery of peptides or proteins, such as insulin, in a non-invasive way (i.e. without needles or injections) is a very challenging endeavor from a scientific and technical perspective. The main reasons for this are as follows:

(i)	The stability of peptides and proteins in the gastrointestinal (“GI”) tract is very low. The GI tract has been optimized during evolution to degrade and digest peptides and proteins in the diet. For example, the stomach is very acidic with non-specific proteolytic enzymes like pepsin and stomach fluids that digest and dilute peptides and proteins. Additionally, the intestines are also rich in proteolytic enzymes and fluids that have the same effect.
(ii)	The lining of GI tract severely limits the amount of intact peptides and proteins that can be absorbed into the body due its structure. For instance, mucus lining the inner GI tract surface as well as the enterocytes themselves act as key barriers to absorption.
(iii)	As a result of the above, the oral bioavailability of peptides and proteins (i.e., how much gets absorbed into the blood stream) is very low. To match the efficacy of an injection, the dose of orally administered peptides and proteins have to be increased substantially. For example, other companies working in this field have reported that, in order to match the efficacy of the injectable forms, they need an oral dose that is about 100 times the injectable dose. Peptides and proteins are, in general, very expensive molecules, costing typically between $500-2500 per gram (depending on the production process used and the scale of manufacturing). Accordingly, if one has to use 100 times more oral peptide or protein to match the injectable form, it becomes very challenging, not only from a technical perspective, but also from a commercial standpoint. In this way, an oral peptide or protein product is only viable when sold at a very high price, which will restrict potential sales.

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(iv)	In addition, the presence of food greatly affects the speed and efficacy of absorption of peptides and proteins, and this creates marked variability in the onset, duration and magnitude of their activity, which is highly undesirable for a drug product.

Our Technology

Sublingual delivery: an alternative to traditional oral delivery

For traditional oral delivery, the product is swallowed and passes via the throat and stomach into the GI tract, where it is absorbed in the stomach. This is a long and highly inefficient track, which makes targeting of the proper peptide absorption window challenging.

In contrast, Biolingus has focused on an alternative approach, known as sublingual delivery. The sublingual area lies under the tongue and is lined by a thin layer of cells which a rich supply of blood vessels. Sublingual delivery has been successfully used commercially for many years to deliver a variety of so-called small molecule drugs, such as glyceryl trinitrate and ondansetron, which can readily penetrate this layer of cells to rapidly enter the blood stream. We hypothesized that we could similarly exploit the unique nature of the sublingual area to effectively deliver peptides and proteins, and this subsequently became the focus of our research. In our first few years, Biolingus focused on improving the efficacy of this technology. The main peptide used to improve the technology was exenatide, which was the first commercial glucagon-like peptide (GLP-1) receptor protein product and is routinely used to treat type 2 diabetes.

The Biolingus platform

Another major challenge for creating efficacious oral peptide- and protein-based drugs is their relative instability. Ideally, their shelf life should be at least 2 years at room temperature, but most injectable peptides and proteins are sold as freeze-dried products that need refrigerated storage. Using our unique BioLingus platform, we aim to minimize the need for refrigerated storage, and have observed that we can stabilize specific peptides and proteins for over 2 years at room temperature.

Our platform is the result of:

●	An optimized and stable formulation;
●	An optimized and robust manufacturing process; and
●	Innovative custom-built equipment

The unique combination of functional ingredients within our formulations promotes absorption of the drug, while the right conditions for protein stabilization have been found through optimizing all three factors together.

In terms of process, we use a modified version of a technology called micro-encapsulation, which readily allows for large-scale manufacturing. Microencapsulation is a technology commonly used in the pharmaceutical industry. However, this process is typically used for small molecule drugs, which are generally very stable in contrast to biologics. Ordinarily, this process requires high inlet air temperatures of 80-100 degrees Celsius that would rapidly degrade or denature peptides and proteins, and this has limited their use for biologic drugs. We have modified the process in such a way that it works at low temperatures and in this way can avoid degradation of peptides and proteins during micro-encapsulation. Moreover, once peptides and proteins are incorporated into our microcapsules, they typically remain stable for a relatively long time.

Aside from developing our own proprietary equipment and process, as described above, we have also performed years of research to optimize our formulations to not only improve the stability of our products but to also increase the absorption of each product across the sublingual area and into the body.

During our first series of studies with exenatide, the sublingual dose required was almost 200 times the injectable dose to achieve a similar effect. After 2 to 3 years of extensive research and development, we were able to reduce this ratio to 5 to 10, and we now have a “platform” of formulations and expertise on how formulations should be designed for better performance. For instance, one formulation may have higher delivery efficiency but is more expensive to manufacture, while another may be less expensive but also more unstable. Using this core “platform” of formulations, we have gone on to develop new versions for each new peptide and protein, adjusting each formulation to align with the properties of the particular peptide or protein and to optimize their absorption and efficacy.

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During the course of our research and testing of various peptides and proteins across several different disease indications, it has become clear to us that there are two areas for our technology with significant commercial potential:

●	Metabolic disease, in particular diabetes and obesity and related metabolic disorders such as nonalcoholic steatohepatitis (“NASH”); and
●	Immunology.

Advantages of the BioLingus Platform

Sublingual administration of peptides and proteins has many potential benefits:

●	Oral delivery, including sublingual, is the preferred route of administration for patients. Hence, sublingual products will not only take market share from injectable ones, but may also increase uptake in less severe disease indications (primarily obesity) and thus increase the overall market size;
●	No or little GI side effects.
●	By eliminating the need for needles, sublingual delivery completely removes the safety risks associated with needle use (e.g. needlestick injuries, blood borne infections).
●	The need for a cold chain may be eliminated or minimized. For instance, our technology allows specific peptides and proteins to be stabilized for over 2 years at room temperature. Elimination of the cold chain will not only result in a substantial cost reduction, but also provide a substantial logistical simplification (which is important in countries with poor infrastructure).

Our Products

As of the date of this prospectus, our Swiss subsidiary, Biolingus IP GmbH is developing four products:

Note :

(1)	The phase Ib/IIa is a “dose-finding study”: the goal is – as the name says – to find an optimal dose range in humans; this is a relatively short study, which lasts 6-9 months
(2)	Exenatide SL and Semaglutide SL are trailing Liraglutide SL with 12-18 months
(3)	Insulin+ SL is trailing Exenatide SL with 6-12 months

Timelines subject to adjustments depending on available funding

Liraglutide and exenatide both belong to the class of diabetes products called GLP-1 analogues. The GLP-1 analogues have established themselves in the past years as one of the superior drug classes for treatment of diabetes type II in terms of blood glucose lowering and weight loss. Because of the latter, they are also being used more and more also in the treatment of obesity (source: Obesity and GLP-1 , November 19, 2020, https://pubmed.ncbi.nlm.nih.gov/33213122/). Until now, both drugs are generally only available by injection.

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Semaglutide is a GLP-1 product available as an injectable and oral dosage form (Source: GLP-1 receptor agonists in the treatment of type 2 diabetes - state-of-the-art, 2020 October 14, 2020, https://pubmed.ncbi.nlm.nih.gov/33068776/). We aim to develop a sublingual version of this product that outperforms the oral form. Specifically, our sublingual version should have a substantially lower cost and hence be highly competitive with the oral version.

Because our products do not include any new chemical entity (“NCE”) but use already approved drug substances, we shall follow the “505(b)(2) regulatory pathway” in the United States. The 505(b)(2) New Drug Application (“NDA”) is a streamlined NDA process in which the applicant relies upon one or more investigations conducted by someone other than the applicant and for which the applicant has not obtained right of reference. In other words, the 505(b)(2) pathway enables investigators and/or manufacturers to apply for approval without having to repeat all the drug development work that has already been performed.

Introduced by the Hatch-Waxman Amendments of 1984, the purpose of the 505(b)(2) pathway is to avoid unnecessary duplication of research for the approval of a clinically significant improvement to a previously approved drug by allowing for the use of data not developed by the NDA applicant. 505(b)(2) submissions can be advantageous because they can often lead to a faster route to approval when compared to traditional development pathways such as 505(b)(1) NDA, while creating new, differentiated products with commercial value.

The 505(b)(2) strategy is valuable to pharmaceutical companies for a variety of reasons. This pathway eliminates some of the cost and time associated with the traditional full NDA. In addition, utilization of the 505(b)(2) pathway can eliminate the need for most non-clinical studies and extensive safety and efficacy tests. Other benefits may include:

●	Lower development risk due to previous drug approval
●	Faster development and lower cost due to fewer studies needed
●	Potential to qualify for 3-7 years of market exclusivity

For more information on the “505(b)(2) pathway see: https://www.nuventra.com/resources/blog/what-is-505b2/ and https://www.fda.gov/regulatory-information/search-fda-guidance-documents/applications-covered-section-505b2.

We will also seek to work on NCEs through partnerships with NCE inventors.

Through the date of this prospectus, all our comparison data have been obtained in animal models by our Contract Research Organizations (“CROs”). While clinical trial data will ultimately be required to determine the exact dose required for sublingual delivery to achieve an equivalent effect as subcutaneous injections, there is data that suggests that SL delivery of liraglutide and exenatide may be relatively more effective in humans than rodents.

Our Commercialization Strategy

Our strategy to commercialize our technology and products is the following. The commercialization strategy of our technology and products is two-fold:

A.	License Core Products

For our core products such as Liraglutide SL, our goal is to enter into development and commercial license agreements with major pharmaceutical companies. Ideally this will be done when a key value inflection point is reached i.e. after clinical phase Ib/IIa, or even better, after clinical phase IIb for a higher value.

Once the above licensing agreements are in place, phase III studies will likely be conducted and led by our licensing partners. No licensing partners have been identified so far.

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From the date of signing of a licensing agreement, we anticipate that we will receive our first revenue under the form of a Signing Fee and this will likely be 2-3 years before the first product sales on the market. Other license income will follow in the form of development milestone payments, royalties and sales milestone payments.

We foresee our challenge at this stage to be finding top-notch partners/licensees. The better the product profile and drug delivery efficiency is in humans, the easier it would be to find partners and negotiate better terms.

In the best-case scenario, the optimal human dose (non-inferiority with injections in clinical studies) corresponds to the best pre-clinical data we have for each product. At the base scenario, the optimal human dose is higher but still commercially viable. For the former, we assume commercial partners would want to enter into a licensing arrangement as early as possible (phase Ib/IIa) while in the base scenario, they would await phase IIb data.

Market research indicates that we will see a conversion rate from injectable to oral formulations of up to 80% (based on our own market research with endocrinologists and diabetologists). In other words, we expect that 80% of the patients who currently take the injectable forms, would switch to an oral form of these products.

When Semaglutide oral is out of patent, it is expected that our Semaglutide Sublingual will take over the market share from Liraglutide Sublingual in the established/high price markets.

B.	Technology Partnerships

We will license out our technology to be used with external partners for their own proprietary molecules. We anticipate that a typical collaboration will be in two stages:

(v)	Feasibility Study

We work with the external partner to determine if our technology is beneficial to deliver our partner’s drug substance sublingually;

(vi)	Technology License

In the event the feasibility study is successful, we will negotiate and enter into a technology license for the specific product(s).

Customers/Commercial Partners

In terms of “customers” or commercial partners, our strategy is to close license agreements with key companies at key value inflection points, which is after phase IIb (or phase IIa) clinical studies. These partners will be responsible for the phase III clinical development and the commercialization in the territories in which they have an exclusive license.

Typically, as part of the license agreement a “Joint Steering Committee” will be formed between the partner and BioLingus to define the strategy and tactical aspects of the clinical and commercial development of the product. So a License Agreement is not a handover from BioLingus to the partner, but is the start of a long term collaboration.

We anticipate that we shall have two to four license holders for each of our products. Each of them will have a particular license for a certain geographical territory. In general, large pharmaceuticals will try to have a worldwide exclusive licenses but we will strive to avoid this as we do not wish to be dependent on one partner. Further, being dependent on one partner will likely make us less competitive.

If we are not successful in having multiple license partners for one product, we will try to diversify the partners i.e. different partners for different products.

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Competition

Competition in General

Competition in the area of biomedical and pharmaceutical research and development is intense and significantly depends on scientific and technological factors. These factors include the availability of patent and other protection for technology and products, the ability to commercialize technological developments and the ability to obtain regulatory approval for testing, manufacturing and marketing. Our competitors include major pharmaceutical and specialized biotechnology companies, many of which have financial, technical and marketing resources significantly greater than ours. In addition, many biotechnology companies have formed collaborations with large, established companies to support research, development and commercialization of products that may be competitive with ours. Academic institutions, governmental agencies and other public and private research organizations are also conducting research activities and seeking patent protection and may commercialize products on their own or through joint ventures. We are aware of certain other products manufactured or under development by competitors that are used for the treatment of the diseases and health conditions that we have targeted for product development. We can provide no assurance that developments by others will not render our technology obsolete or noncompetitive, that we will be able to keep pace with new technological developments, or that our technology will be able to supplant established products and methodologies in the therapeutic areas that are targeted by us. The foregoing factors could have a material adverse effect on our business, prospects, financial condition and results of operations. These companies, as well as academic institutions, governmental agencies and private research organizations, also compete with us in recruiting and retaining highly qualified scientific personnel and consultants.

Competition within our sector is increasing, so we will encounter competition from existing firms that offer competitive solutions in diabetes and obesity treatment solutions. These competitive companies could develop products that are superior to, or have greater market acceptance, than the products being developed by us. We will have to compete against other biotechnology and pharmaceutical companies with greater market recognition and greater financial, marketing and other resources.

Our competition will be determined in part by the potential indications for which our technology is developed and ultimately approved by regulatory authorities. In addition, the first product to reach the market in a therapeutic or preventive area is often at a significant competitive advantage relative to later entrants to the market. Accordingly, the relative speed with which we, or our potential corporate partners, can develop products, complete the clinical trials and approval processes and supply commercial quantities of the products to the market are expected to be important competitive factors. Our competitive position will also depend on our ability to attract and retain qualified scientific and other personnel, develop effective proprietary products, develop and implement production and marketing plans, obtain and maintain patent protection and secure adequate capital resources. We expect our technology, if approved for sale, to compete primarily on the basis of product efficacy, safety, patient convenience, reliability, value and patent position.

Competition for Our Sublingual GLP-1 products

We anticipate our sublingual GLP-1 tablets to be competitive because of their expected efficacy and safety profile. Accordingly, we regard companies that research, manufacture and/or sell oral diabetes treatments to be our direct competitors. Based on our internal research, we believe Novo Nordisk and Oramed to be our direct competitors. Other companies in this technology space include Chiasma Inc , EastGate Biotech, i2o Therapeutics and Enteris BioPharma.

Suppliers

Peptides are the drug substances and as such are the main “raw material” for our products. For the fiscal years ended April 30, 2022 and 2021, our main supplier of peptides is Bachem AG, a SIX Swiss Exchange listed company which specialized in the development and manufacture of peptides and oligonucleotides. For the fiscal years ended April 30, 2022 and 2021, the aggregate purchase amount of peptides from Bachem AG were approximately $18,400 and $0, respectively and accounted for approximately 73.4% and 0%, respectively of the total raw materials costs.

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We have not signed any long-term supply contracts with Bachem AG since (i) we believe that the peptides are readily available from other suppliers at similar prices, (ii) we do not foresee any immediate risk of shortage in supplies, and (iii) we will not need sizeable quantities of peptides until we reach phase III clinical studies. Notwithstanding this, we are screening other suppliers in order not to be dependent on one. Our main criterion for suppliers is that they should be able to supply the same quality of pharmaceuticals worldwide ideally from different factories. We intend to have contracts in place with at least two suppliers for each peptide as part of a risk mitigation strategy. Other excipients in the formulations are “Generally Recognized as Safe” (“GRAS”) by the FDA and are more widely available.

Intellectual Property

We believe a sound, proactive intellectual property (“IP”) strategy is crucial to our success. We aim to protect the four pillars of the BioLingus Platform:

●	Equipment Design;
●	Processes;
●	Formulations;
●	Products.

Aside from the more traditional know-how protection such as patent filings in multiple jurisdictions, including the United States and other commercially significant markets, we plan to keep “in-house” the first critical manufacturing steps either in our own plant or at one of our designated contract manufacturing organizations (“CMO”s) .

Our patent strategy consists of two different but mutually symbiotic approaches:

a.	“Umbrella strategy”

The Umbrella Patent protects the basic elements of the equipment, process and formulations and is granted in major territories.

b.	“Onion strategy”

The Onion Patent strategy applies to additional layers of patents, protecting more detailed elements, processes and products.

We also rely on trade secrets and unpatentable know-how that we seek to protect, in part, by confidentiality agreements.

Our policy is to require our employees, consultants, contractors, manufacturers, outside scientific collaborators and sponsored researchers, our board of directors, technical review board and other advisors, to execute confidentiality agreements upon the commencement of employment or consulting relationships with us. These agreements require that all confidential information developed or made known to the individual during the course of the individual’s relationship with us be kept confidential and not disclosed to third parties except in specific limited circumstances.

We also require signed confidentiality or material transfer agreements from any company that is to receive our confidential information. In the case of employees, consultants and contractors, the agreements provide that all inventions conceived by the individual while rendering services to us shall be assigned to us as the exclusive property of the Company.

Our present invention patent broadly relates to a process for preparing products comprising active components, and in particular biological materials, wherein the active components are stabilized. The invention further relates to compositions comprising the products, and in particular compositions comprising therapeutic biological materials.

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The claims defining the invention are as follows:

A process for preparing a product comprising at least one active component, the process comprising:

(i)	providing a coating liquid comprising at least one active component, a saccharide and a water-miscible solvent;
(ii)	providing particles comprising one or more water-soluble gel-forming compounds;
(iii)	fluidising the particles within a processing chamber of an apparatus in such a manner that the particles move in an upward direction within the chamber in a helical path;
(iv)	spraying the coating liquid onto the particles so as to provide coated particles;
(v)	allowing the coated particles to dry.

The status of our invention patent in various jurisdictions is as follows:

National patents/applications stemming from PCT/AU2011/000173

Title: “Process for preparing products comprising stabilized actives and compositions comprising same”

Earliest priority date: February 18, 2011

Jurisdiction	Number	Filing Date	Status
Australia	2011323059	February 18, 2011	Granted Renewal due February 18, 2023
Brazil*	BR112013020841-4	February 18, 2011	Under examination Renewal due February 18, 2023
Canada	2827432	February 18, 2011	Granted Renewal due February 18, 2023
China	201180002271.5	February 18, 2011	Granted Renewal due February 18, 2023
China (Divisional)	201610034638.6	January 19, 2016	Granted Renewal due February 18, 2023
Europe Germany Denmark France United Kingdom Italy Switzerland	2675301	February 18, 2011	Validated Renewal due February 18, 2023
Europe (Divisional) Germany France United Kingdom Italy Spain Switzerland Turkey	3381299	February 18, 2011	Validated Renewal due February 18, 2023
India	349192	February 18, 2011	Granted Renewal due February 18, 2023
Indonesia*	IDP000042047	February 18, 2011	Granted Renewal due January 19, 2023
Japan	5793578	February 18, 2011	Granted Renewal due August 14, 2023
Japan (Divisional)	6169137	August 7, 2015	Granted Renewal due July 7, 2023
Malaysia	MY-169648-A	February 18, 2011	Granted Renewal due April 25, 2023
Mexico	359670	February 18, 2011	Granted Renewal due February 18, 2023
Mexico (Divisional)	MX/a/2018/007514	February 18, 2011	Application filed
Republic of Korea	10-1796340	February 18, 2011	Granted Renewal due November 3, 2023
Russia	2563685	February 18, 2011	Granted Renewal due February 18, 2023
Russia (Divisional)	2702690	August 13, 2015	Granted Renewal due February 18, 2023
United States	8951566	February 18, 2011	Granted Renewal due August 10, 2023
United States (Continuation in part)	10369539	December 30, 2014	Granted Renewal due February 6, 2023

* Yet to be assigned to Biolingus IP GmbH.

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Research and Development

As we are a biotechnological company, we shall continue to conduct internal and external research and development to make our overall technology better and address new challenges. This may include exploring novel approaches to non-invasive delivery of drugs. This may lead to finding unique parameters for our equipment design, processes, formulations or products. In addition, we are open to inventions from others and may license or acquire IP and technology developed by other companies or research institutes. As at the date of this prospectus, our internal research and development team comprises seven individuals. For the fiscal years ended April 30, 2022 and 2021, our internal research and development expenses amounted to $91,318 and $44,957, respectively. They were $34,793 for the six months ended October 31, 2022.

We have entered into agreements with CROs to assist us in designing, conducting and managing our clinical trials for our products. In 2018, we entered into an agreement with Shanghai SynTheAll Pharmaceutical Co., Ltd, a subsidiary of WuXi AppTec Co., Ltd., for the development and production of our technology for use in our clinical trials and to support the future commercialization of the technology. This agreement remains in force for an initial term of five years and will, under mutual written agreement, renew for additional two years at the end of the initial term and every two years.

In 2020, we also entered into an agreement with The Chinese University of Hong Kong and to assist us in performing the on-going phase Ib/IIa, single ascending dose study of the safety, tolerability and preliminary efficacy of sublingual liraglutide.

For the fiscal years ended April 30, 2022 and 2021, the aggregate transaction amount for the services provided by these CROs was $174,239 and $315,508, respectively and accounted for approximately 65.6% and 87.5% of the total research and development expenses, respectively. For the six months ended October 31, 2022, these CRO expenses amounted to $17,011 and accounted for approximately 32.8% of the total research and development expenses.

Employees

As of the date of this prospectus, we, through our various subsidiaries, employ a total of 15 employees world-wide. None of our employees are covered by collective bargaining agreements.

The following table sets forth the breakdown of our key employees by activity.

Location	Entity	Department	Position	Employee
Switzerland	Biolingus IP GmbH	CEO Office Technology	Chief Executive Officer (CEO) Senior VP Pharmaceutical Development	Yves Decadt Guy Vergnault
HK SAR	BioLingus (Hong Kong) Limited	Clinical & Technology Management Clinical Development & Technology	Technical Advisor General Manager Chief Scientist	Sai Ying Thomas Ko Leslie Yu Ken Pang
Beijing	BioLingus Beijing	Technology Lab		Yufei Liu

Our success depends on our ability to attract, retain, and motivate qualified personnel. As part of our human resources strategy, we offer employees competitive salaries and performance-based cash bonuses, and we plan to offer an employee stock ownership plan (“ESOP”) and other incentives.

We enter into standard contracts and agreements regarding confidentiality, employment, codes of conduct and ethics, and non-competition with most of our executive officers, managers, and employees. These contracts typically include a non-competition provision effective during and up to one year after termination of their employment with us and a confidentiality provision effective during and up to one year after their employment with us. Our employees have not formed any employee union or association. We believe we maintain a good working relationship with our employees, and we have not experienced any difficulty in recruiting staff for our operations as of the date of this prospectus.

We have not experienced any significant disputes with our employees or any disruption to our operations due to labor disputes. In addition, we have not experienced any difficulties in recruiting and retaining experienced core staff or skilled personnel.

Our remuneration package includes salary and discretionary bonuses. In general, we determine employee salaries based on each employee’s qualifications, position, and seniority. We review our remuneration package annually.

Employee entitlements to annual leave are recognized when they accrue to employees. A provision is made for the estimated liability for annual leave as a result of services rendered by employees up to the balance sheet date.

Employee entitlements to sick leave and maternity leave are not recognized until the time of leave.

We and our subsidiaries all participate in various defined contribution retirement benefit plans that are available to all relevant employees. These plans are generally funded through payments to plans established by governments or trustee-administered funds. A defined contribution plan is a pension plan under which we pay contributions on a mandatory, contractual, or voluntary basis into a separate entity. We have no legal or constructive obligations to pay further contributions if the fund does not hold sufficient assets to pay all employees the benefits relating to employee service in the current and prior periods.

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Facilities

We do not own any real property. A description of our leased real properties is set out below:

Location	Entity	Usage	Current Lease Period	Approximate area (square meters)	Rent
Grossmatt 6, CH6052 Hergiswil NW, Switzerland	Biolingus IP GmbH	Office	Since2014, renewable annually for an indefinite term unless terminated by either parties with two months’ notice.	20	CHF150 per month
Switzerland Innovation Park, Hegenheimermattweg, 167, CH-4123 Allschwil BL, Switzerland	Biolingus IP GmbH	Office	February 2020 – September 2021	40	CHF10,301 per month (exclude VAT)
Unit 1904, 19/F, Podium Plaza, 5 Hanoi Road, Tsim Sha Tsui, Kowloon, Hong Kong	BioLingus (Hong Kong) Limited	Registered Office	Since 2019	20	HK$2,700(November 2022 -October 2023) HK$2,500(November 2021 -October 2022) HK$1,667(March 2020 -October 2020)
Suite 1068/1070/1072, 10/F, Poly Plaza Office Building, No. 14 DongZhiMen South Street, DongCheng District, Beijing, China	BioLingus Beijing	Office	December 2020 – December 2022	131	RMB$49,333 per month (exclude VAT)
Suite 868, 8/F, Poly Plaza Office Building, No. 14 DongZhiMen South Street, DongCheng District, Beijing, China	BioLingus Beijing	Meeting Room	April 2022 – April 2024	32.9	RMB$12,390 per month (exclude VAT)
Room 106 /107, 1/F, Incubation Building 3, No. 11 Chaoqian Road, Science and Technology Park, Changping District, Beijing, China	BioLingus Beijing	Laboratory	January 2023 – December 2023	80	RMB$80,000 per year
Room B2133, 2/B, Poly Plaza Office Building, No. 14 DongZhiMen South Street, DongCheng District, Beijing, China	BioLingus Beijing	Parking	April 2022- April 2023	22	RMB$1,743 per month (exclude VAT)

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Insurance

As we are now in the research and development stage and have not begun commercialization of our products, we do not have any meaningful operational risks that require insurance. With regards to our leased offices, we are reliant on our landlords’ insurance coverage for any losses that may occur there.

Switzerland requires all citizens and residents to maintain a private healthcare plan. Additional medical insurance can be paid for by each person and/or by the employer. Biolingus IP GmbH provides and pays for mandatory employee insurance regarding other risks such as death, accidents and invalidity. In addition, it also provides for certain mandatory and may provide for optional pension plans for its employees.

In HK SAR, BioLingus (Hong Kong) Limited provides Employees’ Compensation Insurance and contributes to the Mandatory Provident Fund.

In the PRC, BioLingus Beijing provides Beijing Endowment insurance, medical insurance, unemployment insurance, employment injury insurance and maternity insurance to its employees and contributes to the Housing Provident Fund.

Litigation and Other Legal Proceedings

We are currently not involved in any material legal or arbitral proceedings. In the future, we may be involved in litigation, claims, and other proceedings arising in the ordinary course of business. As we routinely enter into business contracts with real estate agents, contractors, customers and other platform and industry participants, we may in the future be involved in legal proceedings arising from contract disputes. Such claims, litigations or other legal or administrative proceedings, even if without merit and regardless of the outcome, may result in substantial costs and diversion of management resources and attention. Litigation or other legal or administrative proceedings, if material, could result in unexpected expenses and liabilities, which could have a material adverse effect on our business, reputation, results of operations and financial condition.

REGULATIONS

All our products are subject to pharmaceutical regulations, both for the clinical development and for commercialization. In general we will have to follow the pharmaceutical regulations from the country or region in which we operate or where we do the clinical studies.

The Drug Development Process

Regulatory requirements for the approval of new drugs vary from one country to another. In order to obtain approval to market our drug portfolio, we need to go through a different regulatory process in each country in which we apply for such approval. In some cases, information gathered during the approval process in one country can be used as supporting information for the approval process in another country.

As a strategic decision, we decided to first explore the Food and Drug Administration (“FDA”) regulatory pathway, since the FDA is used by many countries as a benchmark for their own regulatory procedures. The following is a summary of the FDA’s requirements.

The FDA requires that pharmaceutical and certain other therapeutic products undergo significant clinical experimentation and clinical testing prior to their marketing or introduction to the general public. Clinical testing, also known as clinical trials or clinical studies, is either conducted internally by life science, pharmaceutical or biotechnology companies or is conducted on behalf of these companies by CROs.

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The process of conducting clinical studies is highly regulated by the FDA, as well as by other governmental and professional bodies. Below we describe the principal framework in which clinical studies are conducted, as well as describe a number of the parties involved in these studies.

Protocols. Before commencing human clinical studies, the sponsor of a new drug or therapeutic product must submit an IND application to the FDA. The application contains, among other documents, what is known in the industry as a protocol. A protocol is the blueprint for each drug study. The protocol sets forth, among other things, the following:

●	Who must be recruited as qualified participants,
●	How often to administer the drug or product,
●	What tests to perform on the participants, and
●	What dosage of the drug or amount of the product to give to the participants.

Institutional Review Board. An institutional review board is an independent committee of professionals and lay persons which reviews clinical research studies involving human beings and is required to adhere to guidelines issued by the FDA. The institutional review board does not report to the FDA, but its records are audited by the FDA. Its members are not appointed by the FDA. All clinical studies must be approved by an institutional review board. The institutional review board’s role is to protect the rights of the participants in the clinical studies. It approves the protocols to be used, the advertisements which the company or CRO conducting the study proposes to use to recruit participants, and the form of consent which the participants will be required to sign prior to their participation in the clinical studies.

Clinical Trials. Human clinical studies or testing of a potential product are generally done in three stages known as Phase I through Phase III testing. The names of the phases are derived from the regulations of the FDA. Generally, there are multiple studies conducted in each phase.

Phase I. Phase I studies involve testing a drug or product on a limited number of healthy or patient participants, typically 24 to 100 people at a time. Phase I studies determine a product’s basic safety and how the product is absorbed by, and eliminated from, the body. This phase lasts an average of six months to a year.

Phase II. Phase II trials involve testing of no more than 300 participants at a time who may suffer from the targeted disease or condition. Phase II testing typically lasts an average of one to two years. In Phase II, the drug is tested to determine its safety and effectiveness for treating a specific illness or condition. Phase II testing also involves determining acceptable dosage levels of the drug. Phase II studies may be split into Phase IIa and Phase IIb sub-studies. Phase IIa studies may be conducted with patient volunteers and are exploratory (non-pivotal) studies, typically designed to evaluate clinical efficacy or biological activity. Phase IIb studies are conducted with patients defined to evaluate definite dose range and evaluate efficacy. If Phase II studies show that a new drug has an acceptable range of safety risks and probable effectiveness, a company will generally continue to review the substance in Phase III studies.

Phase III. Phase III studies involve testing large numbers of participants, typically several hundred to several thousand persons. The purpose is to verify effectiveness and long-term safety on a large scale. These studies generally last two to three years. Phase III studies are conducted at multiple locations or sites. Like the other phases, Phase III requires the site to keep detailed records of data collected and procedures performed.

Phase IV. The FDA may require that the sponsor conduct additional clinical trials following new drug approval. The purpose of these trials, known as Phase IV studies, is to monitor long-term risks and benefits, study different dosage levels or evaluate safety and effectiveness. In recent years, the FDA has increased its reliance on these trials. Phase IV studies usually involve thousands of participants. Phase IV studies also may be initiated by the company sponsoring the new drug to gain broader market value for an approved drug.

* The number of patients above is an estimate for our own clinical trials.

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New Drug Application (NDA) and Biological License Application (BLA). The results of the clinical trials for a product obtained chemically are submitted to the FDA as part of a NDA and as part of a BLA for a biological product. Following the completion of Phase III (or pivotal) studies, assuming the sponsor of a potential product in the United States believes it has sufficient information to support the safety and effectiveness of its product, the sponsor will generally submit a NDA or BLA to the FDA requesting that the product be approved for marketing. The application is a comprehensive, multi-volume filing that includes the results of all clinical studies, information about the drug’s composition, manufacturing as well as non-clinical testing and the sponsor’s plans for producing, packaging and labeling the product. The FDA’s review of an application can take a few months to many years, with the average review lasting 18 months. Once approved, drugs and other products may be marketed in the United States, subject to any conditions imposed by the FDA.

Similar to the U.S., a European sponsor of product obtained chemically or a biological product may submit a Marketing Approval Application to the EMA for the registration of the product. The approval process in Europe consists of several stages, which together are summed up to 210 days from the time of submission of the application (net, without periods in which the sponsor provides answers to questions raised by the agency) following which, a Marketing Approval may be granted. During the approval process, the sponsor’s manufacturing facilities will be audited in order to assess Good Manufacturing Practice compliance.

The drug approval process is time-consuming, involves substantial expenditures of resources, and depends upon a number of factors, including the severity of the illness in question, the availability of alternative treatments, and the risks and benefits demonstrated in the clinical trials.

Other Regulations

Various federal, state and local laws, regulations, and recommendations relating to safe working conditions, laboratory practices, the experimental use of animals, the environment and the purchase, storage, movement, import, export, use, and disposal of hazardous or potentially hazardous substances, including radioactive compounds and infectious disease agents, used in connection with our research are applicable to our activities. They include, among others, the U.S. Atomic Energy Act, the Clean Air Act, the Clean Water Act, the Occupational Safety and Health Act, the National Environmental Policy Act, the Toxic Substances Control Act, and Resources Conservation and Recovery Act, national restrictions on technology transfer, import, export, and customs regulations, and other present and possible future local, state, or federal regulation. The compliance with these and other laws, regulations and recommendations can be time-consuming and involve substantial costs. In addition, the extent of governmental regulation which might result from future legislation or administrative action cannot be accurately predicted and may have a material adverse effect on our business, financial condition, results of operations and prospects.

MANAGEMENT

Set forth below is information concerning our directors and executive officers as of the date of this prospectus:

Directors and Executive Offices:	Age	Position / Title
Yves Decadt	56	Chief Executive Office and Chairman
Sai Ying Thomas Ko	77	Technical Advisor and director
Chun Pong Hui	38	Chief Financial Officer
Chi Kan Kwok	41	Independent Director Nominee*
Keith Hon Kee Lau	52	Independent Director Nominee*
Tuck Seng Low	64	Independent Director Nominee*

*Independent director nominees will assume their respective positions on the closing of the Offering and the successful listing of the Company’s Ordinary Shares on the Nasdaq Capital Market.

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The business address of the officers and directors is Grossmatt 6, CH-6052 Hergiswil NW, Switzerland.

Brief biographies of our executive officers and directors are provided below.

Executive Officers

Chief Executive Officer and Chairman

Yves Decadt is our co-founder, Chief Executive Officer and Chairman of the Board of Directors. Mr. Decadt has over 25 years of global pharmaceutical experience. Prior and in addition to this role, Mr. Decadt has held multiple senior level mandates such as CEO of Medimetrics (a Philips spin-out developing the first oral digital pill and a pioneer in “smart pharmaceuticals”), CEO of Stragen Pharma (a Swiss pharmaceutical group) and VP Business Development at SkyePharma. Before that, Mr. Decadt worked 18 years at Johnson and Johnson, in different roles and countries. At Johnson & Johnson, he worked initially in a technical/scientific role and the last 10 years as in the Corporate Licensing & Business Development group, based subsequently in Belgium, USA and Switzerland. Mr. Decadt is also a senior advisor for investments in biotech investment funds and speaker/panel chair at biotech & innovation oriented conferences. One of his mandates was to develop the initial biotech strategy for the new futuristic city NEOM.

Mr. Decadt holds a Master’s Degree in Bio-Engineering, a Master’s Degree in industrial Business Administration (both from the University of Ghent in Belgium, both magna cum laude) and a Master’s Degree in Pharmacology and Pharmaceutical Medicine (from the Medical Faculty at the Free University of Brussels). He also followed an executive business leadership program at IMD in Lausanne, Switzerland. With BioLingus, he has won multiple awards, amongst others the 2022 “European Biotech company of the Year”, ‘Most Innovative Biotech Company’ from the European CEO Magazine as well as the 2020 ‘Gamechanger Award’ from the ACQ, recognizing organizations and individuals that have achieved outstanding innovative breakthrough. We believe Mr. Decadt’s extensive experience qualifies him to serve as our Chief Executive Officer and Chairman

Technical Advisor

Sai Ying Thomas Ko is our co-founder, Technical Advisor and a director. Mr. Ko is a graduate of the Faculty of Pharmacy and Pharmaceutical Sciences at Monash University, Melbourne, where he obtained his Bachelor’s Degree in pharmacy from the Victorian Institute of Colleges of Australia (which became a Monash faculty in 1990) in 1968. Mr. Ko is an internationally renowned specialist in drug formulation and sublingual drug delivery with 40 years of technical and commercial experience. He has specific expertise in the stabilization of peptides/ proteins – including exenatide, liraglutide, interleukin 2 and interferon alpha – as tablet formulations at room temperature and in their non-invasive delivery via the sublingual mucosa. In this way, the technology he has developed over the past few decades avoid having to deliver these peptides/ proteins via injection, which is their standard route of administration.

From 1971 to 2000, Mr. Ko served as the Founder and Managing Director of Vitapharm Pharmaceutical Pty. Ltd. From 2000 to 2005, Mr. Ko served as the Founder, CEO and Chairman of Vital Biotech Holdings Limited, which has successfully listed on the GEM board in the Hong Kong Stock Exchange in 2002. Mr. Ko was also nominated and shortlisted for a 2020 Advance Award, which celebrates international Australians and alumni, who are having an extraordinary impact on the global stage. Mr. Ko was awarded a prestigious Monash University Fellowship in 2020 in recognition of his distinguished service to pharmaceutical industry. We believe Mr. Ko’s extensive experience qualifies him to serve as our Technical Advisor.

Chief Financial Officer

Chun Pong Hui has served as our Chief Financial Officer since January 2023. Prior to joining BioLingus, Mr. Hui served as the director of Citylinkers Group, a professional firm in the areas of corporate finance, funding solutions, financial assurance, tax planning, corporate services and legal advisory services based in Hong Kong since January 2020. From 2013 to 2019, he served in Chiho Environmental Group Limited, one of the largest metal recycler globally listed in the Hong Kong Stock Exchange. Mr. Hui received a Bachelor of Art in Accounting & Finance from Dublin City University in 2007. We believe Mr. Hui’s extensive experience qualifies him to serve as our Chief Financial Officer.

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Independent Director Nominees

Chi Kan Kwok will serve as our Non-Executive Director. Mr. Kwok graduated with a bachelor of science in applied accounting degree from Oxford Brookes University in 2006. Mr. Kwok is a member of Hong Kong Institute of Certified Public Accountants since 2008. Mr. Kwok worked in H.T. Wong & Co. Limited, an accounting firm in Hong Kong, from April 2003 to January 2007. From January 2007 to June 2008, Mr. Kwok worked in Grant Thornton, an international accountants’ firm, as a senior accountant. Mr. Kwok subsequently was with the audit department of Hong Kong PricewaterhouseCoopers during July 2008 to February 2018 and was a senior manager before his departure. Since July 2018, Mr. Kwok has been the Chief Financial Officer and Company Secretary of Kato (Hong Kong) Holdings Limited, a company listed on the Stock Exchange of Hong Kong Limited (Stock code: 2189). He is responsible for the accounting and financial planning and management, as well as overall corporate secretarial matters. Since October 2018, Mr. Kwok is the Assurance Leader of Linksfield CPA Limited, an independent member firm of accountants in Hong Kong. We believe Mr. Kwok’s extensive experience qualifies him to serve as our independent Director.

Keith Hon Kee Lau will serve as our Non-Executive Director. Mr. Lau has more than 20 years of experience in pharmaceutical industry specializing in Corporate Financing, Company Secretarial and Corporate Governance. Mr. Lau was the Financial Controller and Company Secretary of Shandong Luoxin Pharmaceutical Group Stock Co, Ltd (Stock Code: 8058.HK), from March 2003 to December 2017; Independent Non-Executive Director and Audit Committee Chairman of Strong Petrochemical Holdings Limited (Stock Code: 0852.HK) from November 2008 to December 2011; Joint Company Secretary of Zhejiang Tengy Environmental Technology Co., Ltd. (Stock Code 1527.HK) from November 2014 to January 2018. Mr. Lau is currently holding as Independent Non-Executive Director and Audit Committee Chairman of Dafeng Port Heshun Technology Company Limited (Stock Code: 8310.HK) and Astrum Financial Holdings Limited (Stock Code: 8333.HK) since May 2016 and June 2016 respectively. Mr. Lau is also currently the Chief Financial Officer and Company Secretary of United Biopharma (Holdings) Co., Ltd, a Taiwan based protein drugs manufacturer. Mr. Lau obtained the Bachelor of Commerce from Australian National University in 1994 and Master of Professional Accounting from Hong Kong Polytechnic University in 2009. He is the Fellow Certified Practicing Accountant (“FCPA”) of CPA Australia and Fellow Certified Public Accountant (“FCPA”) of Hong Kong Institute of Certified Public Accountants. We believe Mr. Lau’s extensive experience qualifies him to serve as our independent Director.

Tuck Seng Low will serve as our Non-Executive Director. Mr. Low is an independent adviser with over 30 years of significant cross-border experience in financial and investment markets, primarily direct investment, real estate, private equity, venture capital, and investment banking (capital markets and corporate finance). Mr. Low began his career in the City of London in 1987 as a research analyst, where he became a leading individual analyst covering smaller companies and emerging industry sectors, and worked at two stockbroking firms. Mr. Low is an Executive Board Member of the Swiss-Asian Chamber of Commerce where he is also Co-chairman of the Chamber’s Singapore Committee and a Senior Adviser to South Pole in funds and platforms. Low is a Fellow of the Association of Chartered Certified Accountants and former Mentor and Chartered Fellow of the Chartered Institute for Securities and Investment, UK. We believe Mr. Low’s extensive experience qualifies him to serve as our independent Director.

Election of Officers

Our executive officers are appointed by, and serve at the discretion of, our board of directors.

Family Relationships

None of the directors or executive officers has a family relationship as defined in Item 401 of Regulation S-K.

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Involvement in Certain Legal Proceedings

To the best of our knowledge, none of our directors or executive officers has, during the past ten years, been involved in any legal proceedings described in subparagraph (f) of Item 401 of Regulation S-K. Our directors and officers have not been involved in any transactions with us or any of our affiliates or associates which are required to be disclosed pursuant to the rules and regulations of the SEC.

Board of Directors

We expect our board of directors will consist of [ ] directors after completion of the Offering.

A director may vote in respect of any contract or transaction in which he is interested, provided, however that the nature of the interest of any director in any such contract or transaction shall be disclosed by him at or prior to its consideration and any vote on that matter. A disclosure to the directors or otherwise contained in the minutes of a meeting or a written resolution of the directors or any committee thereof of the nature of a director’s interest shall be sufficient disclosure and after such general notice, it shall not be necessary to give special notice relating to any particular transaction. A director may be counted for a quorum upon a motion in respect of any contract or arrangement which he shall make with our company, or in which he is so interested and may vote on such motion.

Board Committees

We established three committees under the board of directors: an audit committee, a compensation committee and a nominating and corporate governance committee. We have adopted a charter for each of the three committees. A copy of each of our committee charters is posted on our corporate investor relations website at http://www.biolingus.ch/ prior to our listing on the Nasdaq.

Committee members’ names and functions are provided below.

Audit Committee. We expect that on completion of the Offering, the audit committee will be comprised of Messrs Chi Kan Kwok, Keith Hon Kee Lau and Tuck Seng Low with Mr. Chi Kan Kwok serving as chair. Our board of directors has determined that Mr. Chi Kan Kwok qualifies as an audit committee financial expert and has the required accounting or financial management expertise as defined under Item 407(d)(5) of Regulation S-K. We have also determined that Messrs Chi Kan Kwok, Keith Hon Kee Lau, and Tuck Seng Low satisfy the “independence” requirements for purposes of serving on an audit committee under Rule 5605 of the Corporate Governance Rules of Nasdaq Stock Market and meet the independence standards under Rule 10A-3 under the Exchange Act. Our board of directors has also adopted a written charter for the audit committee which the audit committee reviews and reassesses for adequacy on an annual basis. A copy of the audit committee’s current charter is available at our corporate website.

Compensation Committee. We expect that upon completion of the Offering, the Compensation Committee will comprised of Messrs Chi Kan Kwok, Keith Hon Kee Lau and Tuck Seng Low with Mr. Tuck Seng Low serving as chair. We have also determined that Messrs Chi Kan Kwok, Keith Hon Kee Lau, and Tuck Seng Low satisfy the “independence” requirements of Rule 5605 of the Corporate Governance Rules of Nasdaq Stock Market. The compensation committee oversees the compensation of our Chief Executive Officer and our other executive officers and reviews our overall compensation policies for employees generally. If authorized by the board of directors, the committee may also serve as the granting and administrative committee under any option or other equity-based compensation plans which we may adopt. The compensation committee does not delegate its authority to fix compensation; however, as to officers who report to the Chief Executive Officer, the compensation committee consults with the Chief Executive Officer, who may make recommendations to the compensation committee. Any recommendations by the Chief Executive Officer are accompanied by an analysis of the basis for the recommendations. The committee will also discuss compensation policies for employees who are not officers with the chief executive officer and other responsible officers. A copy of the compensation committee’s current charter is available at our corporate website.

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Nominating and Corporate Governance Committee. We expect that upon completion of the Offering, the Nominating and Corporate Governance Committee will be comprised of Messrs Chi Kan Kwok, Keith Hon Kee Lau, and Tuck Seng Low with Mr. Keith Hon Kee Lau serving as chair. We have also determined that Mr. Keith Hon Kee Lau satisfy the “independence” requirements of Rule 5605 of the Corporate Governance Rules of Nasdaq Stock Market. The nominating and corporate governance committee is involved in evaluating the desirability of and recommending to the board any changes in the size and composition of the board, evaluation of and successor planning for the chief executive officer and other executive officers. The qualifications of any candidate for director will be subject to the same extensive general and specific criteria applicable to director candidates generally. A copy of the nominating committee’s current charter is available at our corporate website.

Code of Business Conduct and Ethics

We have adopted a Code of Business Conduct and Ethics that applies to our principal executive officer, principal financial officer, principal accounting officer and controller, or persons performing similar functions. The Code of Business Conduct and Ethics is available at our corporate website at http://www.biolingus.ch/.

Duties of Directors

Under Cayman Islands law, our directors owe fiduciary duties to us, including a duty of loyalty, a duty to act honestly, and a duty to act in good faith in what they consider to be in our best interests. Our directors must also exercise their powers only for a proper purpose. Our directors also have a duty to exercise the skills they actually possess and such care and diligence that a reasonably prudent person would exercise in comparable circumstances In fulfilling their duty of care to us, our directors must ensure compliance with our memorandum and articles of association as may be amended from time to time. Our company has a right to seek damages against any director who breaches a duty owed to us.

The functions and powers of our board of directors include, among others:

●	convening shareholders’ annual general meetings and reporting its work to shareholders at such meetings;

●	declaring dividends and distributions;

●	appointing officers and determining the term of office of officers; and

●	exercising the borrowing powers of our company and mortgaging the property of our company.

Qualification

There are no membership qualifications for directors. Further, there are no share ownership qualifications for directors. There are no other arrangements or understandings pursuant to which our directors are selected or nominated.

Terms of Directors and Officers

Our officers are elected by and serve at the discretion of the board of directors. Our directors are not subject to a term of office and hold office until their resignation, death or incapacity, or until their respective successors have been elected and qualified or until his or her office is otherwise vacated in accordance with our amended and restated articles of association.

A director will also be removed from office automatically if, among other things, the director (i) becomes bankrupt or makes any arrangement or composition with his creditors, (ii) dies or is found to be or becomes of unsound mind, (iii) resigns his office by notice in writing, (iv) without special leave of absence from our board, is absent from meetings of our board for a continuous period of six months, or (v) is removed from office pursuant to any other provisions of our Amended Memorandum and Articles.

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Interested Transactions

Interested director transactions are governed by the terms of a company’s memorandum and articles of association.

A director may, subject to any separate requirement for audit committee approval under applicable law, the Amended Memorandum and Articles or the Nasdaq Stock Market Listing Rules, or disqualification by the chairman of the relevant board meeting, vote in respect of certain contract or transaction in which he or she is interested, provided that the nature of the interest of any directors in such contract or transaction is disclosed by him or her at or prior to its consideration and any vote in that matter.

Limitation on Liability and Other Indemnification Matters

Cayman Islands law allows us to indemnify our directors, officers and auditors acting in relation to any of our affairs against actions, costs, charges, losses, damages and expenses incurred by reason of any act done or omitted in the execution of their duties as our directors, officers and auditors.

Under our amended and restated memorandum and articles of association to be adopted upon the closing of this offering, we may indemnify our directors and officers to, among other persons, our Directors and officers from and against all actions, costs, charges, losses, damages and expenses which they or any of them may incur or sustain by reason of any act done, concurred in or omitted in or about the execution of their duty or supposed duty in their respective offices or trusts, except such (if any) as they shall incur or sustain through their own fraud or dishonesty.

Employment Agreements with Named Executive Officers and Directors

We have entered into employment agreements with each of the named executive officers. Under these agreements, each of the named executive officers is employed and is entitled to receive annual salary plus other remuneration, pension insurance, medical insurance, maternity insurance work-related injury insurance, and other benefits pursuant to the relevant laws. We and the named executive officers may terminate the employment upon mutual agreement. The named executive officers may terminate the employment by giving three months advance written notice. We may terminate the employment for cause, at any time, without notice or remuneration, for certain acts of the executive officer, such as serious violation of the Company’s rules and regulations, gross neglect of duty and misconduct resulting in large economic losses to the Company, damaging the Company’s image through defamation or disseminating rumors about the Company or its employees outside the Company. We may also terminate the employment for cause, with three months advance written notice. The employment agreements will be terminated upon (1) mutual agreement, (2) the death of the named executive officers, (3) the bankruptcy of the Company pursuant to law, and (4) revocation of the Company’s business license, shutdown of the business pursuant to the order issued by the relevant authority, or earlier dissolution of the Company.

Each named executive officer has agreed -without our prior written consent or related mutual agreement - he/she shall not, directly or indirectly, hold any position in any other enterprises providing same or similar products or services.

Each named executive officer has agreed to be bound by non-competition restrictions during the term of his or her employment and for three months following termination of the employment. The executive officers are not allowed to contact our customers for business after termination of the employment and we have the right to bring legal action against them in the event of any losses so caused by their breach of said restrictions.

In addition, each named executive officer has agreed that the title to the intellectual property, including but not limited to patents and copyrights, created by him/her during the course of his or her employment, is vested in the Company. In exchange, the Company will compensate him/her based on the economic returns so derived.

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We have entered into confidentiality agreements with each of the named executive officers. Each named executive officer has agreed (1) not to inquire about trade secrets which are unrelated to the performance of his or her work; (2) not to disclose the trade secrets of the Company to any third party; (3) not to allow any third party to use or acquire the trade secrets of the Company, except as required in the performance of his or her duties in connection with the employment or pursuant to the instruction of the Company; (4) not to use the trade secrets of the Company for self-benefit; (5) to hold the trade secrets in strict confidence and report to the Company if the trade secrets are disclosed; and (6) to keep other confidential obligations.

Each executive officer has agreed to hold, both during and after the termination or expiry of his or her employment agreement, in strict confidence, except as required in the performance of his or her duties in connection with the employment or pursuant to applicable law or the Company’s instruction, any of our trade secrets, the trade secrets of our business partners and customers received by us and for which we have confidential obligations.

We have entered into director agreements with each of our independent director appointees. Their appointments will be effective on the date of close of our Offering and the listing of our Ordinary Shares on the Nasdaq Capital Market. These agreements set forth the services to be provided and compensation to be received by our independent directors. Pursuant to these agreements, the directorship of our independent director appointees will last until the earlier of (i) the date on which the director ceases to be a member of our board of directors for any reason or (ii) the next annual meeting of shareholders if the director is not re-elected.

EXECUTIVE COMPENSATION

Our compensation committee approves our salaries and benefit policies. They determine the compensation to be paid to our executive officers based on our financial and operating performance and prospects, and contributions made by the officers to our success. Each of the named officers will be measured by a series of performance criteria by the board of directors or the compensation committee on a yearly basis. Such criteria will be set forth based on certain objective parameters such as job characteristics, required professionalism, management skills, interpersonal skills, related experience, personal performance and overall corporate performance.

Our board of directors has not adopted or established a formal policy or procedure for determining the amount of compensation paid to our executive officers. The board of directors will make an independent evaluation of appropriate compensation to key employees, with input from management. The board of directors has oversight of executive compensation plans, policies and programs

Summary Compensation Table

The following table sets forth certain information with respect to compensation for the fiscal years ended April 30, 2022 and 2021 earned by or paid to our chief executive officer, technical advisor and chief financial officer (the “named executive officers”).

Name and Principal Position	Year	Fee earned or paid in Cash ($)	Base Compensation and bonus($)	Share Awards ($)	Option Awards($)	Non-equity Incentive Plan Compensation ($)	Change in Pension Value and Nonqualified Deferred ($)	All Other Compensation ($)	Total ($)
Yves Decadt[1], CEO	2022	—	—	—	—	—	—	—	—
	2021	—	—	—	—	—	—	—	—
Sai Ying Thomas Ko1, Technical Advisor	2022	—	—	—	—	—	—	—	—
	2021	—	—	—	—	—	—	—	—
Chun Pong Hui[2], CFO*	2022	—	—	—	—	—	—	—	—
	2021	—	—	—	—	—	—	—	—

1 Given we have been loss-making since our inception, both of our -founders and major shareholders, Yves Decadt and Sai Ying Thomas Ko, accepted nil compensation for both the fiscal years ended April 30, 2022 and 2021 for their positions as CEO and Technical Advisor, respectively. However, we shall adjust their compensation upon the successful listing of the Company’s shares on The Nasdaq Capital Market. We anticipate that post IPO Yves Decadt and Sai Ying Thomas Ko will receive a gross annual salary of around CHF 250,000 and HKD 1.2 million, respectively.

2 Mr. Hui only joined the Company as CFO in January 2023.

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Compensation of Directors

For the fiscal years ended April 30, 2022 and 2021, no members of our board of directors received compensation in their capacity as directors.

Director Compensation — Non-Employee Directors

Historically, we have not paid our non-employee directors. We have agreed to pay our independent directors an annual cash retainer of $[ ] after the listing, subject to terms of the definitive agreements. We will also reimburse all directors for any out-of-pocket expenses incurred by them in connection with their services provided in such capacity. In addition, we may provide incentive grants of stock, options, or other securities convertible into or exchangeable for our securities.

RELATED PARTY TRANSACTIONS

In addition to the executive officer and director compensation arrangements discussed in “Executive Compensation,” below we describe transactions since incorporation, to which we have been a participant, in which the amount involved in the transaction is material to our Company and in which any of the following is a party: (a) enterprises that directly or indirectly through one or more intermediaries, control or are controlled by, or are under common control with, our Company; (b) associates; (c) individuals owning, directly or indirectly, an interest in the voting power of our Company that gives them significant influence over our Company, and close members of any such individual’s family; (d) key management personnel: that is, those persons having authority and responsibility for planning, directing and controlling the activities of our Company, including directors and senior management of companies and close members of such individuals’ families; and (e) enterprises in which a substantial interest in the voting power is owned, directly or indirectly, by any person described in (c) or (d) or over which such a person is able to exercise significant influence.

The summary of amount due from and due to related parties as the following:

		April 30,
		2022	2021
Due from related party consist of the following:
BioLingus IP II GmbH	Amount due from related party	$21,988	$63,325

Due to related parties consist of the following:
Alpinium GmbH	Borrowings	22,863	24,348
Ko Chang, Wai Fong	Convertible loans	318,164	298,074
Hermsley Capital 1 Pty Ltd	Convertible loans	592,645	311,016
Sai Ying Thomas Ko	Due to a related party	3,052,841	3,017,099
Yves Jozef Gaby Decadt	Due to a related party	386,343	380,218
Didier Georges Maries Coqouz	Due to a related party	2,117	2,187
Leslie Yu	Due to a related party	311,374	105,563
Leslie Yu	Accrued salary	24,527	7,347
		$4,710,874	$4,145,852

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As of April 30, 2022 and 2021, the amount due from BioLingus IP II GmbH, a company controlled by Sai Ying Thomas Ko, Yves Decadt and Didier Coquoz, shareholders of the Company, is $21,988 and $63,325, respectively, and are unsecured, interest free and have no fixed terms of repayment.

As of April 30, 2022 and 2021, the amount due to Alpinium GmbH, a company controlled by Yves Decadt, is $22,863 and $24,348, respectively, and is interest-bearing at 0.25% per annum, unsecured and repayable on demand. Interest expense of $60 and $60 was recognized during the years ended April 30, 2022 and 2021, respectively.

On June 1, 2018, Ko Chang Wai Fong, the mother of Sai Ying Thomas Ko, agreed to purchase, for up to a principal amount of $256 thousand, loans convertible ordinary shares of the Company with an original 27 month maturity date. The loan bears an annual interest rate of five percent (5%) and that the conversion price per share equal 75% multiplied by the market price (as defined in the First Batch CL Agreements), representing a discount of 25%. On August 30, 2020, the loan was amended to provide that (i) the annual interest rate should be changed to eight percent (8%) applicable from August 30, 2020; and (ii) the loan shall be extended to an extended maturity date on July 30, 2023. Effective interest expense of $20,090 and $18,564 was recognized during the years ended April 30, 2022 and 2021, respectively.

On July 1, 2020, November 1, 2021 and April 22, 2022, Hermsley Capital 1 Pty Ltd, a company controlled by Sai Ying Thomas Ko and his son, Byron William Ko, agreed to purchase, for up to an aggregate principal amount of $555 thousand, loans convertible ordinary shares of the Company with an original 24 to 36 month maturity date. The loans bear an annual interest rate of eight percent (8%) and that the conversion price per share equal 75% multiplied by the market price (as defined in the Second Batch CL Agreements), representing a discount of 25%. Effective interest expense of $35,461 and $21,006 was recognized during the years ended April 30, 2022 and 2021, respectively.

As of April 30, 2022 and 2021, the amounts due to Sai Ying Thomas Ko, one of the directors and shareholders of the Company, are $3,052,841 and $3,017,099, respectively, and are unsecured, interest free and have no fixed terms of repayment.

As of April 30, 2022 and 2021, the amounts due to Yves Decadt, one of the directors and shareholders of the Company, are $386,343 and $380,218, respectively. The balances of $375,980 and $369,855 as of April 30, 2022 and 2021, respectively, are interest-bearing at 0.25% per annum, unsecured, and have no fixed terms of repayment. The remaining balances of $10,363 and $10,363 as of April 30, 2022 and 2021, respectively, are unsecured, interest free and have no fixed terms of repayment. Interest expense of $1,063 and $545 was recognized during the years ended April 30, 2022 and 2021, respectively.

As of April 30, 2022 and 2021, the amounts due to Didier Georges Maries Coqouz, one of the shareholders of the Company, are $2,117 and $2,187, respectively, and are unsecured, interest free and have no fixed terms of repayment.

As of April 30, 2022 and 2021, the amount due to Leslie Yu, one of the general manager of BioLingus Beijing, is $311,374 and $105,563, and the accrued salary due to Leslie Yu is $24,527 and $7,347, respectively, and are unsecured, interest free and have no fixed terms of repayment.

In addition to the transactions and balances detailed elsewhere in these audited consolidated financial statements, the Company had the following transactions with related parties:

	April 30 ,
	2022	2021

Other income from related parties	$43,356	$43,630

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PRINCIPAL SHAREHOLDERS

The following table sets forth information with respect to beneficial ownership of our ordinary shares as of the date of the prospectus by:

●	Each person who is known by us to beneficially own more than 5% of our issued and outstanding ordinary shares;
●	Each of our directors, director nominees and named executive officers; and
●	All directors and named executive officers as a group.

We are authorized to issue an unlimited number of Ordinary Shares. The number and percentage of Ordinary Shares beneficially owned before the Offering are based on 10,000,000 Ordinary Shares issued and outstanding as of the date of this prospectus and 13,000,000 Ordinary Shares post-Offering.

Information with respect to beneficial ownership has been furnished by each director, officer, or beneficial owner of more than 5% of our ordinary shares. Beneficial ownership is determined in accordance with the rules of the SEC and generally requires that such person have voting or investment power with respect to securities. In computing the number of ordinary shares beneficially owned by a person listed below and the percentage ownership of such person, ordinary shares underlying options, warrants or convertible securities held by each such person that are exercisable or convertible within 60 days of the date of this prospectus are deemed issued and outstanding but are not deemed outstanding for computing the percentage ownership of any other person. None of our shareholders as of the date of this prospectus is a record holder in the United States. Except as otherwise indicated in the footnotes to this table, or as required by applicable community property laws, all persons listed have sole voting and investment power for all ordinary shares shown as beneficially owned by them. Unless otherwise indicated in the footnotes, the address for each principal shareholder is in the care of our Company at Grossmatt 6, CH-6052 Hergiswil NW, Switzerland.

As of the date of this prospectus, none of our issued and outstanding Ordinary Shares are held by record holders in the United States.

We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our Company.

	Ordinary shares beneficially owned before this Offering		Ordinary shares beneficially owned after this Offering
	Number	Percent (%)	Number	Percent (%)
Directors and Executive Officers:
Sai Ying Thomas Ko	3,895,000	38.95%	3,895,000	29.96%
Yves Decadt	3,895,000	38.95%	3,895,000	29.96%
Chun Pong Hui	-	-	-	-
Chi Kan Kwok	-	-	-	-
Keith Hon Kee Lau	-	-	-	-
Tuck Seng Low	-	-	-	-
Directors and Executive Officers as a group	7,790,000	77.90%	7,790,000	59,92%
5% Beneficial Owners :
Sai Ying Thomas Ko	3,895,000	38.95%	3,895,000	29.96%
Yves Decadt	3,895,000	38.95%	3,895,000	29.96%
Glorious Quintessence Limited[1]	1,800,000	18.00%	1,800,000	13.85%

* Assuming the Underwriter does not exercise the over-allotment option.

1 Glorious Quintessence Limited is a limited liability company incorporated under the laws of British Virgin Islands wholly owned by Fortune Harbour Limited which is in turn managed by ZMF Asset Management Limited on its sole discretion and on behalf of its investors.

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History of Shares

We were incorporated under the laws of the Cayman Islands on August 8, 2018 with the specific purpose of becoming the legal vehicle to go public in the U.S.

Set forth below is a tabular history of each issuance of shares from inception through present date:

Securities/Purchaser Ordinary shares	Date of Issuance	Number of Securities	Consideration
Ogier Global Subscriber (Cayman) Limited	August 8, 2018	1	US$0.01 per share
Yves Decadt	June 4, 2019	47.5	US$0.01 per share
Sai Ying Thomas Ko	June 4, 2019	46.5	US$0.01 per share
Didier Coquoz	November 10, 2019	5.0	US$0.01 per share
Yves Decadt	January 13, 2020	427.5	US$0.01 per share
Sai Ying Thomas Ko	January 13, 2020	427.5	US$0.01 per share
Didier Coquoz	January 13, 2020	45.0	US$0.01 per share

The Company was initially authorized to issue up to a maximum of 2,000,000 shares of US$0.01 par value each. After a 1: 10, 000 forward share split on February 22, 2023, the authorized capital is now 20,000,000,000 shares with a par value of $0.000001 per share.

All of the Ordinary Shares were issued in reliance upon (i) the exemption contained in Section 4(a)(2) of the Securities Act, and Rule 506(b) of Regulation D promulgated thereunder, and applicable state securities laws, or (ii) the provisions of Regulation S promulgated under the Securities Act.

As of the date of this prospectus, our authorized share capital is US$20,000 divided into 2,000,000 Ordinary Shares of par value US0.000001 each. As of the date of this prospectus, there are 10,000,000 Ordinary Shares issued and outstanding.

We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our Company.

DESCRIPTION OF ORDINARY SHARES

We are an exempted company with limited liability incorporated in the Cayman Islands and our corporate affairs are governed by our Amended Memorandum and Articles, the Companies Act (As Revised) of the Cayman Islands, which we refer to as the Companies Act or the Cayman Companies Act below, and the common law of the Cayman Islands.

Our Memorandum and Articles of Association

The following are summaries of the material provisions of our amended and restated memorandum and articles of association to be adopted upon the closing of this offering (the “Amended Memorandum and Articles”) and the Cayman Companies Act, insofar as they relate to the material terms of our Ordinary Shares. They do not purport to be complete. Copies of our Amended Memorandum and Articles are filed or will be filed as an exhibit to the registration statement of which this prospectus is a part.

The following discussion primarily concerns Ordinary Shares and the rights of holders of Ordinary Shares.

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Ordinary Shares

All of our issued and outstanding ordinary shares are fully paid and non-assessable. Our Ordinary Shares are issued in registered form, and are issued when registered in our register of members. Unless the board of directors determine otherwise, each holder of our ordinary shares will not receive a certificate in respect of such Ordinary Shares. Our shareholders who are non-residents of the Cayman Islands may freely hold and vote their Ordinary Shares. We may not issue shares or warrants to bearer.

As of the date of this prospectus, our authorized share capital is US$20,000 divided into 20,000,000,000 ordinary shares of par value US$0.000001 each. As of the date of this prospectus, there are 10,000,000 Ordinary Shares issued and outstanding. Subject to the provisions of the Cayman Companies Act and our articles regarding redemption and purchase of the shares, the directors have general and unconditional authority to allot (with or without confirming rights of renunciation), grant options over or otherwise deal with any unissued shares to such persons, at such times and on such terms and conditions as they may decide. The directors may deal with unissued shares either at a premium or at par, or with or without preferred, deferred or other special rights or restrictions, whether in regard to dividend, voting, return of capital or otherwise. No share may be issued at a discount except in accordance with the provisions of the Cayman Companies Act. The directors may refuse to accept any application for shares, and may accept any application in whole or in part, for any reason or for no reason.

At the completion of this Offering, there will be [•] Ordinary Shares issued and outstanding. Shares sold in this offering will be delivered against payment from the underwriters upon the closing of the offering in New York, New York, on or about [•].

Listing

We plan to apply to list our Ordinary Shares on the Nasdaq Capital Market under the symbol “ .” We cannot guarantee that we will be successful in listing on Nasdaq; however, we will not complete this offering unless we receive conditional approval letter.

Transfer Agent and Registrar

The transfer agent and registrar for the Ordinary Shares is [ ], at [ ].

Dividends

Subject to the provisions of the Cayman Companies Act and any rights attaching to any class or classes of shares under and in accordance with the articles:

●	the directors may declare dividends or distributions out of our funds which are lawfully available for that purpose; and

●	our shareholders may, by ordinary resolution, declare dividends but no such dividend shall exceed the amount recommended by the directors.

Subject to the requirements of the Cayman Companies Act regarding the application of a company’s share premium account and with the sanction of an ordinary resolution, dividends may also be declared and paid out of any share premium account. The directors when paying dividends to shareholders may make such payment either in cash or in specie.

Unless provided by the rights attached to a share, no dividend shall bear interest.

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Voting Rights

Subject to any rights or restrictions as to voting attached to any shares, unless any share carries special voting rights, on a show of hands every shareholder who is present in person and every person representing a shareholder by proxy shall have one vote per Ordinary Share. On a poll, every shareholder who is present in person and every person representing a shareholder by proxy shall have one vote for each share of which he or the person represented by proxy is the holder. In addition, all shareholders holding shares of a particular class are entitled to vote at a meeting of the holders of that class of shares. Votes may be given either personally or by proxy.

Variations of Rights of Shares

Whenever our capital is divided into different classes of shares, the rights attaching to any class of share (unless otherwise provided by the terms of issue of the shares of that class) may be varied either with the consent in writing of the holders of not less than two-thirds of the issued shares of that class, or with the sanction of a resolution passed by a majority of not less than two-thirds of the holders of shares of the class present in person or by proxy at a separate general meeting of the holders of shares of that class.

Unless the terms on which a class of shares was issued state otherwise, the rights conferred on the shareholder holding shares of any class shall not be deemed to be varied by the creation or issue of further shares ranking pari passu with the existing shares of that class.

Calls on Ordinary Shares and forfeiture of Ordinary Shares

Subject to the terms of allotment, the directors may make calls on the shareholders in respect of any monies unpaid on their shares including any premium and each shareholder shall (subject to receiving at least 14 clear days’ notice specifying when and where payment is to be made), pay to us the amount called on his shares. Shareholders registered as the joint holders of a share shall be jointly and severally liable to pay all calls in respect of the share. If a call remains unpaid after it has become due and payable the person from whom it is due and payable shall pay interest on the amount unpaid from the day it became due and payable until it is paid at the rate fixed by the terms of allotment of the share or in the notice of the call or if no rate is fixed, at the rate of ten percent per annum. The directors may waive payment of the interest wholly or in part.

We have a first and paramount lien on all shares (whether fully paid up or not) registered in the name of a shareholder (whether solely or jointly with others). The lien is for all monies payable to us by the shareholder or the shareholder’s estate:

●	either alone or jointly with any other person, whether or not that other person is a shareholder; and

●	whether or not those monies are presently payable.

At any time the directors may declare any share to be wholly or partly exempt from the lien on shares provisions of the articles.

We may sell, in such manner as the directors may determine, any share on which the sum in respect of which the lien exists is presently payable, if due notice that such sum is payable has been given (as prescribed by the articles) and, within 14 clear days of the date on which the notice is deemed to be given under the articles, such notice has not been complied with.

Unclaimed Dividend

A dividend that remains unclaimed for a period of six years after it became due for payment shall be forfeited to, and shall cease to remain owing by, the company.

Forfeiture or Surrender of Shares

If a shareholder fails to pay any capital call, the directors may give to such shareholder not less than 14 clear days’ notice requiring payment and specifying the amount unpaid including any interest which may have accrued, any expenses which have been incurred by us due to that person’s default and the place where payment is to be made. The notice shall also contain a warning that if the notice is not complied with, the shares in respect of which the call is made will be liable to be forfeited.

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If such notice is not complied with, the directors may, before the payment required by the notice has been received, resolve that any share the subject of that notice be forfeited (which forfeiture shall include all dividends or other monies payable in respect of the forfeited share and not paid before such forfeiture).

A forfeited share may be sold, re-allotted or otherwise disposed of on such terms and in such manner as the directors determine and at any time before a sale, re-allotment or disposition the forfeiture may be cancelled on such terms as the directors think fit.

A person whose shares have been forfeited shall cease to be a shareholder in respect of the forfeited shares, but shall, notwithstanding such forfeiture, remain liable to pay to us all monies which at the date of forfeiture were payable by him to us in respect of the shares, together with all expenses and interest from the date of forfeiture or surrender until payment, but his liability shall cease if and when we receive payment in full of the unpaid amount.

A declaration, whether statutory or under oath, made by a director or the secretary shall be conclusive evidence that the person making the declaration is our director or secretary and that the particular shares have been forfeited or surrendered on a particular date.

Share Premium Account

The directors shall establish a share premium account and shall carry the credit of such account from time to time to a sum equal to the amount or value of the premium paid on the issue of any share or capital contributed or such other amounts required by the Cayman Companies Act.

Redemption, Repurchase and Surrender of Ordinary Shares

Subject to the Cayman Companies Act and any rights for the time being conferred on the shareholders holding a particular class of shares, we may by action of our directors:

●	issue shares that are to be redeemed or liable to be redeemed, at our option or the shareholder holding those redeemable shares, on the terms and in the manner our directors determine before the issue of those shares;

●	with the consent by special resolution of the shareholders holding shares of a particular class, vary the rights attaching to that class of shares so as to provide that those shares are to be redeemed or are liable to be redeemed at our option on the terms and in the manner which the directors determine at the time of such variation; and

●	purchase all or any of our own shares of any class including any redeemable shares on the terms and in the manner which the directors determine at the time of such purchase.

We may make a payment in respect of the redemption or purchase of its own shares in any manner authorized by the Cayman Companies Act, including out of any combination of capital, our profits and the proceeds of a fresh issue of shares.

When making a payment in respect of the redemption or purchase of shares, the directors may make the payment in cash or in specie (or partly in one and partly in the other) if so authorized by the terms of the allotment of those shares or by the terms applying to those shares, or otherwise by agreement with the shareholder holding those shares.

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Transfer of Shares

Subject to any applicable requirements set forth in the Articles and provided that a transfer of Ordinary Shares complies with applicable rules of the Nasdaq Capital Market, a shareholder may transfer Ordinary Shares to another person by completing an instrument of transfer in a common form or in a form prescribed by Nasdaq or in any other form approved by the directors, executed:

●	where the ordinary shares are fully paid, by or on behalf of that shareholder; and

●	where the ordinary shares are partly paid, by or on behalf of that shareholder and the transferee.

The transferor shall be deemed to remain the holder of an Ordinary Share until the name of the transferee is entered into our register of members.

Where the Ordinary Shares in question are not listed on or subject to the rules of the Nasdaq Capital Market, our board of directors may, in its absolute discretion, decline to register any transfer of any Ordinary Share that has not been fully paid up or is subject to a company lien. Our board of directors may also decline to register any transfer of such Ordinary Share unless:

●	the instrument of transfer is lodged with us, accompanied by the certificate for the ordinary shares to which it relates and such other evidence as our board of directors may reasonably require to show the right of the transferor to make the transfer;

●	the instrument of transfer is in respect of only one class of ordinary shares;

●	the instrument of transfer is properly stamped, if required;

●	the Ordinary Share transferred is fully paid and free of any lien in favor of us;

●	any fee related to the transfer has been paid to us; and

●	the transfer is not more than four joint holders.

If our directors refuse to register a transfer, they are required, within three months after the date on which the instrument of transfer was lodged, to send to each of the transferor and the transferee notice of such refusal.

The registration of transfers may, on 14 days’ notice being given by advertisement in such one or more newspapers or by electronic means, be suspended and our register of members closed at such times and for such periods as our board of directors may, in their absolute discretion, from time to time determine. The registration of transfers, however, may not be suspended, and the register may not be closed, for more than 30 days in any year.

Changes in Capital

Subject to the Cayman Companies Act, our shareholders may from time to time by an ordinary resolution:

●	increase our share capital by new shares of the amount fixed by that ordinary resolution and with the attached rights, priorities and privileges set out in that ordinary resolution;
●	consolidate and divide all or any of our share capital into shares of larger amount than our existing shares;
●	convert all or any of our paid-up shares into stock, and reconvert that stock into paid up shares of any denomination;
●	subdivide our shares, or any of them, into shares of a smaller amount than that fixed, so, however that in the subdivision, the proportion between the amount paid and the amount, if any, unpaid on each reduced share shall be the same as it was in case of the share from which the reduced share is derived; and
●	cancel any shares that, at the date of the passing of the resolution, have not been taken or agreed to be taken by any person and diminish the amount of its share capital by the amount of the shares so cancelled or, in the case of shares without nominal par value, diminish the number of shares into which our capital is divided.

Subject to the Cayman Companies Act and to any rights for the time being conferred on the shareholders holding a particular class of shares, our shareholders may, by special resolution, reduce its share capital and any capital redemption reserve in any manner authorized by law.

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Inspection of Books and Records

Holders of our Ordinary Shares will have no general right under Cayman Islands law to inspect or obtain copies of our list of shareholders or our corporate records (other than the memorandum and articles of association, the register of mortgages and charges and any special resolutions passed by shareholders). Under Cayman Islands law, the names of our current directors can be obtained from a search conducted at the Registrar of Companies in the Cayman Islands. However, we will provide our shareholders with annual audited financial statements. See “Where You Can Find Additional Information”.

General Meetings

As a Cayman Islands exempted company, we are not obligated by the Cayman Companies Act to call shareholders’ annual general meetings; accordingly, we may, but shall not be obliged to, in each year hold a general meeting as an annual general meeting. Any annual general meeting held shall be held at such time and place as may be determined by our board of directors. All general meetings other than annual general meetings shall be called extraordinary general meetings.

The directors may convene general meetings whenever they think fit. General meetings shall also be convened on the written requisition of one or more of the shareholders entitled to attend and vote at our general meetings who (together) hold not less than ten percent of the rights to vote at such general meeting in accordance with the notice provisions in the articles, specifying the purpose of the meeting and signed by each of the shareholders making the requisition. If the directors do not convene such meeting within 21 clear days’ from the date of receipt of the written requisition, those shareholders who requested the meeting or any of them may convene the general meeting themselves within three months after the end of such period of 21 clear days in which case reasonable expenses incurred by them as a result of the directors failing to convene a meeting shall be reimbursed by us.

At least 14 clear days’ notice of an extraordinary general meeting and 21 clear days’ notice of an annual general meeting shall be given to shareholders entitled to attend and vote at such meeting. The notice shall specify the place, the day and the hour of the meeting and the general nature of that business. In addition, if a resolution is proposed as a special resolution, the text of that resolution shall be given to all shareholders. Notice of every general meeting shall also be given to the directors and our auditors.

Subject to the Cayman Companies Act and with the consent of the shareholders who, individually or collectively, hold at least 90 percent of the voting rights of all those who have a right to vote at a general meeting, a general meeting may be convened on shorter notice.

A quorum shall consist of the presence (whether in person or represented by proxy) of one or more shareholders holding shares that represent not less than one-third of the outstanding shares carrying the right to vote at such general meeting.

If, within 15 minutes from the time appointed for the general meeting, or at any time during the meeting, a quorum is not present, the meeting, if convened upon the requisition of shareholders, shall be cancelled. In any other case it shall stand adjourned to the same time and place seven days or to such other time or place as is determined by the directors.

The chairman may, with the consent of a meeting at which a quorum is present, adjourn the meeting. When a meeting is adjourned for more than seven clear days, notice of the adjourned meeting shall be given in accordance with the articles.

At any general meeting a resolution put to the vote of the meeting shall be decided on a show of hands, unless a poll is (before, or on, the declaration of the result of the show of hands) demanded by the chairman of the meeting or by at least two shareholders having the right to vote on the resolutions or one or more shareholders present who together hold not less than ten percent of the voting rights of all those who are entitled to vote on the resolution. Unless a poll is so demanded, a declaration by the chairman as to the result of a resolution and an entry to that effect in the minutes of the meeting, shall be conclusive evidence of the outcome of a show of hands, without proof of the number or proportion of the votes recorded in favor of, or against, that resolution.

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If a poll is duly demanded it shall be taken in such manner as the chairman directs and the result of the poll shall be deemed to be the resolution of the meeting at which the poll was demanded.

In the case of an equality of votes, whether on a show of hands or on a poll, the chairman of the meeting at which the show of hands takes place or at which the poll is demanded, shall not be entitled to a second or casting vote.

Directors

We may by ordinary resolution, from time to time, fix the maximum and minimum number of directors to be appointed. Under the articles, we are required to have a minimum of one director and the maximum number of Directors shall be unlimited.

A director may be appointed by ordinary resolution or by the directors. Any appointment may be to fill a vacancy or as an additional director.

Unless the remuneration of the directors is determined by the shareholders by ordinary resolution, the directors shall be entitled to such remuneration as the directors may determine.

The shareholding qualification for directors may be fixed by our shareholders by ordinary resolution and unless and until so fixed no share qualification shall be required.

A director may be removed by ordinary resolution.

A director may at any time resign from office by giving us notice in writing. Unless the notice specifies a different date, the director shall be deemed to have resigned on the date that the notice is delivered to us.

Subject to the provisions of the articles, the office of a director may be terminated forthwith if:

●	he is prohibited by the law of the Cayman Islands from acting as a director;

●	he is made bankrupt or makes an arrangement or composition with his creditors generally;

●	he resigns his office by notice to us;

●	he only held office as a director for a fixed term and such term expires;

●	in the opinion of a registered medical practitioner by whom he is being treated he becomes physically or mentally incapable of acting as a director;

●	he is given notice by the majority of the other directors (not being less than two in number) to vacate office (without prejudice to any claim for damages for breach of any agreement relating to the provision of the services of such director);

●	he is made subject to any law relating to mental health or incompetence, whether by court order or otherwise; or

●	without the consent of the other directors, he is absent from meetings of directors for continuous period of six months.

Each of the compensation committee and the nominating and corporate governance committee shall consist of at least three directors and the majority of the committee members shall be independent within the meaning of Section 5605(a)(2) of the Nasdaq listing rules. The audit committee shall consist of at least three directors, all of whom shall be independent within the meaning of Section 5605(a)(2) of the Nasdaq listing rules and will meet the criteria for independence set forth in Rule 10A-3 or Rule 10C-1 of the Exchange Act.

Powers and Duties of Directors

Subject to the provisions of the Cayman Companies Act and our Amended Memorandum and Articles, our business shall be managed by the directors, who may exercise all our powers. No prior act of the directors shall be invalidated by any subsequent alteration of our memorandum or articles. To the extent allowed by the Cayman Companies Act, however, shareholders may by special resolution validate any prior or future act of the directors which would otherwise be in breach of their duties.

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The directors may delegate any of their powers to any committee consisting of one or more persons who need not be shareholders and may include non-directors so long as the majority of those persons are directors; any committee so formed shall in the exercise of the powers so delegated conform to any regulations that may be imposed on it by the directors. Upon the initial closing of this offering, our board of directors will have established an audit committee, compensation committee, and nomination and corporate governance committee.

The board of directors may establish any local or divisional board of directors or agency and delegate to it its powers and authorities (with power to sub-delegate) for managing any of our affairs whether in the Cayman Islands or elsewhere and may appoint any persons to be members of a local or divisional board of directors, or to be managers or agents, and may fix their remuneration.

The directors may from time to time and at any time by power of attorney or in any other manner they determine appoint any person, either generally or in respect of any specific matter, to be our agent with or without authority for that person to delegate all or any of that person’s powers.

The directors may from time to time and at any time by power of attorney or in any other manner they determine appoint any person, whether nominated directly or indirectly by the directors, to be our attorney or our authorized signatory and for such period and subject to such conditions as they may think fit. The powers, authorities and discretions, however, must not exceed those vested in, or exercisable, by the directors under the articles.

The board of directors may remove any person so appointed and may revoke or vary the delegation.

The directors may exercise all of our powers to borrow money and to mortgage or charge its undertaking, property and assets both present and future and uncalled capital or any part thereof, to issue debentures and other securities whether outright or as collateral security for any debt, liability or obligation of ours or our parent undertaking (if any) or any subsidiary undertaking of us or of any third party.

A director shall not, as a director, vote in respect of any contract, transaction, arrangement or proposal in which he has an interest which (together with any interest of any person connected with him) is a material interest (otherwise than by virtue of his interests, direct or indirect, in shares or debentures or other securities of, or otherwise in or through, us) and if he shall do so his vote shall not be counted, nor in relation thereto shall he be counted in the quorum present at the meeting, but (in the absence of some other material interest than is mentioned below) none of these prohibitions shall apply to:

(a)	the giving of any security, guarantee or indemnity in respect of:

(i)	money lent or obligations incurred by him or by any other person for our benefit or any of our subsidiaries; or

(ii)	a debt or obligation of ours or any of our subsidiaries for which the director himself has assumed responsibility in whole or in part and whether alone or jointly with others under a guarantee or indemnity or by the giving of security;

(b)	where we or any of our subsidiaries is offering securities in which offer the director is or may be entitled to participate as a holder of securities or in the underwriting or sub-underwriting of which the director is to or may participate;

(c)	any contract, transaction, arrangement or proposal affecting any other body corporate in which he is interested, directly or indirectly and whether as an officer, shareholder, creditor or otherwise howsoever, provided that he (together with persons connected with him) does not to his knowledge hold an interest representing one percent or more of any class of the equity share capital of such body corporate (or of any third body corporate through which his interest is derived) or of the voting rights available to shareholders of the relevant body corporate;

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(d)	any act or thing done or to be done in respect of any arrangement for the benefit of the employees of us or any of our subsidiaries under which he is not accorded as a director any privilege or advantage not generally accorded to the employees to whom such arrangement relates; or

(e)	any matter connected with the purchase or maintenance for any director of insurance against any liability or (to the extent permitted by the Cayman Companies Act) indemnities in favor of directors, the funding of expenditure by one or more directors in defending proceedings against him or them or the doing of anything to enable such director or directors to avoid incurring such expenditure.

A director may, as a director, vote (and be counted in the quorum) in respect of any contract, transaction, arrangement or proposal in which he has an interest which is not a material interest or as described above.

Capitalization of Profits

The directors may resolve to capitalize:

●	any part of our profits not required for paying any preferential dividend (whether or not those profits are available for distribution); or

●	any sum standing to the credit of our share premium account or capital redemption reserve, if any.

The amount resolved to be capitalized must be appropriated to the shareholders who would have been entitled to it had it been distributed by way of dividend and in the same proportions.

Liquidation Rights

If we are wound up, the shareholders may, subject to the articles and any other sanction required by the Cayman Companies Act, pass a special resolution allowing the liquidator to do either or both of the following:

●	to divide in specie among the shareholders the whole or any part of our assets and, for that purpose, to value any assets and to determine how the division shall be carried out as between the shareholders or different classes of shareholders; and

●	to vest the whole or any part of the assets in trustees for the benefit of shareholders and those liable to contribute to the winding up.

The directors have the authority to present a petition for our winding up to the Grand Court of the Cayman Islands on our behalf without the sanction of a resolution passed at a general meeting.

Exempted Company

We are an exempted company with limited liability under the Companies Act. The Companies Act distinguishes between ordinary resident companies and exempted companies. Any company that is registered in the Cayman Islands but conducts business mainly outside of the Cayman Islands may apply to be registered as an exempted company. The requirements for an exempted company are essentially the same as for an ordinary company except that an exempted company:

●	is not required to open its register of members for inspection;
●	does not have to hold an annual general meeting;
●	may issue negotiable or bearer shares or shares with no par value;
●	may obtain an undertaking against the imposition of any future taxation (such undertakings are usually given for 20 years in the first instance);
●	may register by way of continuation in another jurisdiction and be deregistered in the Cayman Islands;
●	may register as a limited duration company; and
●	may register as a segregated portfolio company.

“Limited liability” means that the liability of each shareholder is limited to the amount unpaid by the shareholder on that shareholder’s shares of the company (except in exceptional circumstances, such as involving fraud, the establishment of an agency relationship or an illegal or improper purpose or other circumstances in which a court may be prepared to pierce or lift the corporate veil).

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Summary of Certain Significant Provisions of Cayman Islands Law

Differences in Corporate Law

The Cayman Companies Act is derived, to a large extent, from the older Companies Acts of England and Wales but does not follow recent United Kingdom statutory enactments, and accordingly there are significant differences between the Cayman Companies Act and the current Companies Act of England. In addition, the Cayman Companies Act differs from laws applicable to United States corporations and their shareholders. Set forth below is a summary of certain significant differences between the provisions of the Cayman Companies Act applicable to us and the comparable laws applicable to companies incorporated in the State of Delaware in the United States.

	Delaware	Cayman Islands
Title of Organizational Documents	Certificate of Incorporation and Bylaws	Certificate of Incorporation and Memorandum and Articles of Association

Duties of Directors	Under Delaware law, the business and affairs of a corporation are managed by or under the direction of its board of directors. In exercising their powers, directors are charged with a fiduciary duty of care to protect the interests of the corporation and a fiduciary duty of loyalty to act in the best interests of its shareholders. The duty of care requires that directors act in an informed and deliberative manner and inform themselves, prior to making a business decision, of all material information reasonably available to them. The duty of care also requires that directors exercise care in overseeing and investigating the conduct of the corporation’s employees. The duty of loyalty may be summarized as the duty to act in good faith, not out of self-interest, and in a manner which the director reasonably believes to be in the best interests of the shareholders.	As a matter of Cayman Islands law, a director of a Cayman Islands company owes three types of duties to the company: (i) statutory duties, (ii) fiduciary duties, and (iii) common law duties. The Cayman Companies Act imposes a number of statutory duties on a director. A Cayman Islands director’s fiduciary duties are not codified, however the courts of the Cayman Islands have held that a director owes the following fiduciary duties (a) a duty to act in what the director bona fide considers to be in the best interests of the company, (b) a duty to exercise their powers for the purposes they were conferred, (c) a duty to avoid fettering his or her discretion in the future and (d) a duty to avoid conflicts of interest and of duty. The common law duties owed by a director are those to act with skill, care and diligence that may reasonably be expected of a person carrying out the same functions as are carried out by that director in relation to the company and, also, to act with the skill, care and diligence in keeping with a standard of care commensurate with any particular skill they have which enables them to meet a higher standard than a director without those skills. In fulfilling their duty of care to us, our directors must ensure compliance with our amended articles of association, as amended and restated from time to time. We have the right to seek damages where certain duties owed by any of our directors are breached.

Limitations on Personal Liability of Directors	Subject to the limitations described below, a certificate of incorporation may provide for the elimination or limitation of the personal liability of a director to the corporation or its shareholders for monetary damages for a breach of fiduciary duty as a director. Such provision cannot limit liability for breach of loyalty, bad faith, intentional misconduct, unlawful payment of dividends or unlawful share purchase or redemption. In addition, the certificate of incorporation cannot limit liability for any act or omission occurring prior to the date when such provision becomes effective.	The Cayman Islands law does not limit the extent to which a company’s articles of association may provide for indemnification of Officers and directors, except to the extent any such provision may be held by the Cayman Islands courts to be contrary to public policy, such as to provide indemnification against civil fraud or the consequences of committing a crime.

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Indemnification of Directors, Officers, Agents, and Others	A corporation has the power to indemnify any director, officer, employee, or agent of corporation who was, is, or is threatened to be made a party who acted in good faith and in a manner he believed to be in the best interests of the corporation, and if with respect to a criminal proceeding, had no reasonable cause to believe his conduct would be unlawful, against amounts actually and reasonably incurred.

Cayman Islands law does not limit the extent to which a company’s memorandum and articles of association may provide for indemnification of directors and officers, except to the extent any such provision may be held by the Cayman Islands courts to be contrary to public policy, such as to provide indemnification against the consequences of committing a crime, or against the indemnified person’s own fraud or dishonesty.

Our amended and restated articles of association provide to the extent permitted by law, we shall indemnify each existing or former secretary, director (including alternate director), and any of our other officers (including an investment adviser or an administrator or liquidator) and their personal representatives against: (a) all actions, proceedings, costs, charges, expenses, losses, damages or liabilities incurred or sustained by the existing or former director (including alternate director), secretary or officer in or about the conduct of our business or affairs or in the execution or discharge of the existing or former director (including alternate director), secretary’s or officer’s duties, powers, authorities or discretions; and (b) without limitation to paragraph (a) above, all costs, expenses, losses or liabilities incurred by the existing or former director (including alternate director), secretary or officer in defending (whether successfully or otherwise) any civil, criminal, administrative or investigative proceedings (whether threatened, pending or completed) concerning us or our affairs in any court or tribunal, whether in the Cayman Islands or elsewhere.

No such existing or former director (including alternate director), secretary or officer, however, shall be indemnified in respect of any matter arising out of his own actual fraud, willful default or willful neglect.

To the extent permitted by law, we may make a payment, or agree to make a payment, whether by way of advance, loan or otherwise, for any legal costs incurred by an existing or former director (including alternate director), secretary or any of our officers in respect of any matter identified in above on condition that the director (including alternate director), secretary or officer must repay the amount paid by us to the extent that it is ultimately found not liable to indemnify the director (including alternate director), the secretary or that officer for those legal costs.

Interested Directors

Under Delaware law, a transaction in which a director who has an interest in such transaction would not be voidable if (i) the material facts as to such interested director’s relationship or interests are disclosed or are known to the board of directors and the board in good faith authorizes the transaction by the affirmative vote of a majority of the disinterested directors, even though the disinterested directors are less than a quorum, (ii) such material facts are disclosed or are known to the shareholders entitled to vote on such transaction and the transaction is specifically approved in good faith by vote of the shareholders, or (iii) the transaction is fair as to the corporation as of the time it is authorized, approved or ratified. Under Delaware law, a director could be held liable for any transaction in which such director derived an improper personal benefit.

Interested director transactions are governed by the terms of a company’s memorandum and articles of association.

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Voting Requirements

The certificate of incorporation may include a provision requiring supermajority approval by the directors or shareholders for any corporate action.

In addition, under Delaware law, certain business combinations involving interested shareholders require approval by a supermajority of the non-interested shareholders.

For the protection of shareholders, certain matters must be approved by special resolution of the shareholders as a matter of Cayman Islands law, including alteration of the memorandum or articles of association, appointment of inspectors to examine company affairs, reduction of share capital (subject, in relevant circumstances, to court approval), change of name, authorization of a plan of merger or transfer by way of continuation to another jurisdiction or consolidation or voluntary winding up of the company.

Cayman Companies Act requires that a special resolution be passed by a majority of at least two-thirds or such higher percentage as set forth in the memorandum and articles of association, of shareholders being entitled to vote and do vote in person or by proxy at a general meeting, or by unanimous written consent of shareholders entitled to vote at a general meeting.

Cayman Companies Act defines “special resolutions” only. A company’s memorandum and articles of association can therefore tailor the definition of “ordinary resolutions” as a whole, or with respect to specific provisions.

Voting for Directors	Under Delaware law, unless otherwise specified in the certificate of incorporation or bylaws of the corporation, directors shall be elected by a plurality of the votes of the shares present in person or represented by proxy at the meeting and entitled to vote on the election of directors.	Director election is governed by the terms of the memorandum and articles of association.

Cumulative Voting	No cumulative voting for the election of directors unless so provided in the certificate of incorporation.	There are no prohibitions in relation to cumulative voting under the Cayman Companies Act but our post-offering amended and restated articles of association do not provide for cumulative voting.

Directors’ Powers Regarding Bylaws	The certificate of incorporation may grant the directors the power to adopt, amend or repeal bylaws.	The memorandum and articles of association may only be amended by a special resolution of the shareholders.

Nomination and Removal of Directors and Filling Vacancies on Board	Shareholders may generally nominate directors if they comply with advance notice provisions and other procedural requirements in company bylaws. Holders of a majority of the shares may remove a director with or without cause, except in certain cases involving a classified board or if the company uses cumulative voting. Unless otherwise provided for in the certificate of incorporation, directorship vacancies are filled by a majority of the directors elected or then in office.	Nomination and removal of directors and filling of board vacancies are governed by the terms of the memorandum and articles of association.

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Mergers and Similar Arrangements

Under Delaware law, with certain exceptions, a merger, consolidation, exchange or sale of all or substantially all the assets of a corporation must be approved by the board of directors and a majority of the outstanding shares entitled to vote thereon. Under Delaware law, a shareholder of a corporation participating in certain major corporate transactions may, under certain circumstances, be entitled to appraisal rights pursuant to which such shareholder may receive cash in the amount of the fair value of the shares held by such shareholder (as determined by a court) in lieu of the consideration such shareholder would otherwise receive in the transaction.

Delaware law also provides that a parent corporation, by resolution of its board of directors, may merge with any subsidiary, of which it owns at least 90% of each class of capital stock without a vote by shareholders of such subsidiary. Upon any such merger, dissenting shareholders of the subsidiary would have appraisal rights.

The Cayman Companies Act provides for the merger or consolidation of two or more companies into a single entity. The legislation makes a distinction between a “consolidation” and a “merger.” In a consolidation, a new entity is formed from the combination of each participating company, and the separate consolidating parties, as a consequence, cease to exist and are each stricken by the Registrar of Companies. In a merger, one company remains as the surviving entity, having in effect absorbed the other merging parties that are then stricken and cease to exist.

Two or more Cayman-registered companies may merge or consolidate. Cayman-registered companies may also merge or consolidate with foreign companies provided that the laws of the foreign jurisdiction permit such merger or consolidation.

Under the Cayman Companies Act, a plan of merger or consolidation shall be authorized by each constituent company by way of (i) a special resolution of the members of each such constituent company; and (ii) such other authorization, if any, as may be specified in such constituent company’s memorandum and articles of association. A merger between a Cayman Islands parent company and its Cayman Islands subsidiary or subsidiaries does not require authorization by a resolution of shareholders. For this purpose a subsidiary is a company of which at least 90% of the issued shares entitled to vote are owned by the parent company.

The consent of each holder of a fixed or floating security interest of a constituent company is required unless this requirement is waived by a court in the Cayman Islands.

Except in certain limited circumstances, a dissenting shareholder of a Cayman Islands constituent company is entitled to payment of the fair value of his or her shares upon dissenting from a merger or consolidation. The exercise of such dissenter rights will preclude the exercise by the dissenting shareholder of any other rights to which he or she might otherwise be entitled by virtue of holding shares, except for the right to seek relief on the grounds that the merger or consolidation is void or unlawful.

In addition, there are statutory provisions that facilitate the reconstruction and amalgamation of companies, provided that the arrangement is approved by seventy-five percent (75%) in value of the shareholders or class of shareholders, , as the case may be, that are present and voting either in person or by proxy at a meeting, or meetings, convened for that purpose. The convening of the meetings and subsequently the arrangement must be sanctioned by the Grand Court of the Cayman Islands. While a dissenting shareholder has the right to express to the court the view that the transaction ought not to be approved, the court can be expected to approve the arrangement if it determines that: (a) the statutory provisions as to the required majority vote have been met; (b) the shareholders have been fairly represented at the meeting in question ; (c) the arrangement is such that may be reasonably approved by an intelligent and honest man of that class acting in respect of his interest; and (d) the arrangement is not one that would more properly be sanctioned under some other provision of the Cayman Companies Act or that would amount to a “fraud on the minority”.

When a takeover offer is made and accepted by holders of not less than 90% of the shares affected within four months the offeror may, within a two-month period commencing on the expiration of such four month period, require the holders of the remaining shares to transfer such shares on the terms of the offer. An objection can be made to the Grand Court of the Cayman Islands but this is unlikely to succeed in the case of an offer which has been so approved unless there is evidence of fraud, bad faith or collusion.

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If an arrangement and reconstruction is thus approved, or if a takeover offer is made and accepted, a dissenting shareholder would have no rights comparable to appraisal rights, which would otherwise ordinarily be available to dissenting shareholders of Delaware corporations, providing rights to receive payment in cash for the judicially determined value of the shares.

Shareholder Suits	Class actions and derivative actions generally are available to shareholders under Delaware law for, among other things, breach of fiduciary duty, corporate waste and actions not taken in accordance with applicable law. In such actions, the court generally has discretion to permit the winning party to recover attorneys’ fees incurred in connection with such action.

In principle, we will normally be the proper plaintiff and as a general rule a derivative action may not be brought by a minority shareholder. However, based on English authorities, which would in all likelihood be of persuasive authority in the Cayman Islands, there are exceptions to the foregoing principle, including when:

• a company acts or proposes to act illegally or ultra vires;

• the act complained of, although not ultra vires, could only be effected duly if authorized by more than a simple majority vote that has not been obtained; and

• those who control the company are perpetrating a “fraud on the minority.

Inspection of Corporate Records	Under Delaware law, shareholders of a Delaware corporation have the right during normal business hours to inspect for any proper purpose, and to obtain copies of list(s) of shareholders and other books and records of the corporation and its subsidiaries, if any, to the extent the books and records of such subsidiaries are available to the corporation.	Shareholders of a Cayman Islands exempted company have no general right under Cayman Islands law to inspect or obtain copies of a list of shareholders or other corporate records (other than the memorandum and articles of association, the register of mortgages or charges, and any special resolutions passed by such companies, and the registers of mortgages and charges of such companies) of the company. However, these rights may be provided in the company’s memorandum and articles of association.

Shareholder Proposals	Unless provided in the corporation’s certificate of incorporation or bylaws, Delaware law does not include a provision restricting the manner in which shareholders may bring business before a meeting.	The Cayman Companies Act does not provide shareholders any right to bring business before a meeting or requisition a general meeting. However, these rights may be provided in the company’s memorandum and articles of association

Approval of Corporate Matters by Written Consent	Delaware law permits shareholders to take action by written consent signed by the holders of outstanding shares having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting of shareholders.	The Cayman Companies Act allows a special resolution to be passed in writing if signed by all the voting shareholders (if authorized by the memorandum and articles of association).

Calling of Special Shareholders Meetings	Delaware law permits the board of directors or any person who is authorized under a corporation’s certificate of incorporation or bylaws to call a special meeting of shareholders.	The Cayman Companies Act does not have provisions governing the proceedings of shareholders meetings which are usually provided in the memorandum and articles of association.

Dissolution; Winding Up	Under the Delaware General Corporation Law, unless the board of directors approves the proposal to dissolve, dissolution must be approved by shareholders holding 100% of the total voting power of the corporation. Only if the dissolution is initiated by the board of directors may it be approved by a simple majority of the corporation’s outstanding shares. Delaware law allows a Delaware corporation to include in its certificate of incorporation a supermajority voting requirement in connection with dissolutions initiated by the board of directors.	Under the Cayman Companies Act and our articles, the Company may be wound up by a special resolution of our shareholders, or if the winding up is initiated by our board of directors, by either a special resolution of our members or, if our company is unable to pay its debts as they fall due, by an ordinary resolution of our members. In addition, a company may be wound up by an order of the courts of the Cayman Islands. The court has authority to order winding up in a number of specified circumstances including where it is, in the opinion of the court, just and equitable to do so.

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SHARES ELIGIBLE FOR FUTURE SALE

Prior to this Offering, there has not been a public market for our Ordinary Shares. We plan to apply to list our Ordinary Shares on the Nasdaq Capital Market under the symbol “       ”. Future sales of substantial amounts of our Ordinary Shares in the public market after our initial public offering, or the possibility of these sales occurring, could cause the prevailing market price for our Ordinary Shares to fall or impair our ability to raise equity capital in the future. Upon completion of this Offering, we will have issued and outstanding Ordinary Shares held by public shareholders representing approximately 25% of our Ordinary Shares in issue.

All of the Ordinary Shares sold in this Offering will be freely transferable by persons other than our affiliates without restriction or further registration under the Securities Act.

Rule 144

All of our Ordinary Shares issued outstanding prior to this Offering are “restricted securities” as that term is defined in Rule 144 under the Securities Act and may be sold publicly in the United States only if they are subject to an effective prospectus under the Securities Act or pursuant to an exemption from the registration requirement such as those provided by Rule 144 and Rule 701 promulgated under the Securities Act.

In general, under Rule 144 as currently in effect, beginning 90 days after the date of this prospectus, a person (or persons whose shares are aggregated) who is not deemed to have been an affiliate of ours at any time during the three months preceding a sale and who has beneficially owned our restricted securities within the meaning of Rule 144 for at least six months would be entitled to sell an unlimited number of the restricted securities without registration under the Securities Act, subject to the availability of current public information about us, and will be entitled to sell restricted securities beneficially owned for at least one year without restriction.

Persons who are our affiliates (including persons beneficially owning 10% or more of our issued and outstanding shares) and have beneficially owned our restricted securities for at least six months may sell within any three-month period a number of restricted securities that does not exceed the greater of the following:

●	1% of the then-issued and outstanding ordinary shares of the same class, which will equal approximately 240,000 Ordinary Shares immediately after this Offering, assuming the sales of all of the Ordinary Shares we are offering; and

●	the average weekly trading volume of our ordinary shares of the same class on the Nasdaq Capital Market during the four calendar weeks preceding the date on which notice of the sale on Form 144 is filed with the SEC.

Such sales are also subject to manner-of-sale provisions, notice requirements and the availability of current public information about us.

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Rule 701

Beginning 90 days after we became a reporting company, persons other than affiliates who purchased ordinary shares under a written compensatory plan or other written agreement executed prior to the completion of this offering may be entitled to sell such shares in the United States in reliance on Rule 701 under the Securities Act, or Rule 701. Rule 701 permits affiliates to sell their Rule 701 shares under Rule 144 without complying with the holding period requirements of Rule 144.

Rule 701 further provides that non-affiliates may sell these shares in reliance on Rule 144 subject only to its manner-of-sale requirements. However, the Rule 701 shares would remain subject to any applicable lock-up arrangements and would only become eligible for sale when the lock-up period expires, if any.

Regulation S

Regulation S provides generally that sales made in offshore transactions are not subject to the registration or prospectus-delivery requirements of the Securities Act.

TAXATION

The following summary of material Cayman Islands, Swiss, the PRC, HK SAR and United States federal income tax consequences of an investment in our Ordinary Shares is based upon laws and relevant interpretations thereof in effect as of the date of this prospectus, all of which are subject to change. This summary does not deal with all possible tax consequences relating to an investment in our Ordinary Shares, such as the tax consequences under state, local and other tax laws.

Unless otherwise noted in the following discussion, this section is the opinion of Sichenzia Ross Ference LLP, our U.S. Tax counsel, insofar as it relates to legal conclusions with respect to matters of U.S. federal income tax law, and of VISCHER AG, our Swiss counsel, insofar as it relates to legal conclusions with respect to matters of Swiss Taxation below.

The following brief description applies only to U.S. Holders (defined below) that hold Ordinary Shares as capital assets and that have the U.S. dollar as their functional currency. This brief description is based on the federal income tax laws of the United States in effect as of the date of this prospectus and on U.S. Treasury regulations in effect or, in some cases, proposed, as of the date of this prospectus, as well as judicial and administrative interpretations thereof available on or before such date. All of the foregoing authorities are subject to change, which change could apply retroactively and could affect the tax consequences described below. This description does not deal with all possible tax consequences relating to an investment in our Ordinary Shares or U.S. tax laws, other than the U.S. federal income tax laws, such as the tax consequences under non U.S. tax laws, state, local and other tax laws.

The brief description below of the U.S. federal income tax consequences to “U.S. Holders” will apply to you if you are a beneficial owner of Ordinary Share and you are, for U.S. federal income tax purposes,

●	an individual who is a citizen or resident of the United States;

●	a corporation (or other entity taxable as a corporation for U.S. federal income tax purposes) organized under the laws of the United States, any state thereof or the District of Columbia;

●	an estate whose income is subject to U.S. federal income taxation regardless of its source; or

●	a trust that (1) is subject to the primary supervision of a court within the United States and the control of one or more U.S. persons for all substantial decisions or (2) has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person.

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Cayman Islands

The Cayman Islands currently levies no taxes on individuals or corporations based upon profits, income, gains or appreciation and there is no taxation in the nature of inheritance tax or estate duty. There are no other taxes likely to be material to us levied by the government of the Cayman Islands except for stamp duties which may be applicable on instruments executed in, or after execution brought within the jurisdiction of the Cayman Islands. The Cayman Islands is not party to any double tax treaties that are applicable to any payments made to or by our company. There are no exchange control regulations or currency restrictions in the Cayman Islands.

Payments of dividends and capital in respect of the shares will not be subject to taxation in the Cayman Islands and no withholding will be required on the payment of a dividend or capital to any holder of our Ordinary Shares, nor will gains derived from the disposal of our Ordinary Shares be subject to Cayman Islands income or corporate tax.

The Cayman Islands enacted the International Tax Co-operation (Economic Substance) Act (2021 Revision) together with the Guidance Notes published by the Cayman Islands Tax Information Authority from time to time. The Company is required to comply with the economic substance requirements from July 1, 2019 and make an annual report in the Cayman Islands as to whether or not it is carrying on any relevant activities and if it is, it must satisfy an economic substance test.

Switzerland (Swiss Taxation)

The following summary does not purport to address all tax consequences of the Offering, the acquisition, the ownership and sale or other disposition of Ordinary Shares and does not take into account the specific circumstances of any particular investor. This summary is based on the tax laws, regulations and regulatory practices of Switzerland as in effect on the date hereof, which are subject to change (or subject to changes in interpretation), possibly with retroactive effect. This is not a complete analysis of the potential tax effects relevant to a decision to invest in Ordinary Shares nor does the following summary take into account or discuss the tax laws of any jurisdiction other than Switzerland. It also does not take into account investors’ individual circumstances. This summary does not purport to be a legal opinion or to address all tax aspects that may be relevant to any particular holder of Ordinary Shares.

Current and prospective shareholders are advised to consult their own tax advisers in light of their particular circumstances as to the Swiss tax laws, regulations and regulatory practices that could be relevant for them in connection with the Offering, the acquiring, owning and selling or otherwise disposing of Ordinary Shares and receiving dividends and similar cash or in kind distributions on Ordinary Shares (including dividends on liquidation proceeds and stock dividends) or distributions on Ordinary Shares based upon a share capital reduction (Nennwertrückzahlungen) or reserves paid out of capital contributions (Reserven aus Kapitaleinlagen) and the consequences thereof under the tax laws, regulations and regulatory practices of Switzerland.

Swiss Federal, Cantonal and Communal Individual Income Tax and Corporate Income Tax

Non-Resident Shareholders

Shareholders who are not resident in Switzerland for tax purposes, and who, during the relevant taxation year, have not engaged in a trade or business carried on through a permanent establishment or fixed place of business situated in Switzerland for tax purposes (all such shareholders, hereinafter, for the purposes of this section “Non-Resident Shareholders”), will not be subject to any Swiss federal, cantonal and communal income tax on dividends and similar cash or in-kind distributions on Ordinary Shares (including liquidation proceeds and stock dividends and pecuniary benefits) (hereinafter, for the purposes of this section “Swiss taxation”, “Dividends”), distributions based upon a capital reduction on Ordinary Shares (Nennwertrückzahlungen) and distributions paid out of reserves from capital contributions (Reserven aus Kapitaleinlagen), or capital gains realized on the sale or other disposition of Ordinary Shares (see, however, “—Swiss federal withholding tax” beginning on page 127 for a summary of Swiss federal withholding tax on Dividends).

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Resident Private Shareholders

Swiss resident individuals who hold their Ordinary Shares as private assets are required to include Dividends, but not distributions based upon a capital reduction (Nennwertrückzahlungen) and distributions paid out of qualifying reserves from capital contributions (Reserven aus Kapitaleinlagen), in their personal income tax return and are subject to Swiss federal, cantonal and communal income tax on any net taxable income for the relevant taxation period, including the Dividends, but not the distributions based upon a capital reduction (Nennwertrückzahlungen) and the distributions paid out of qualifying reserves from capital contributions (Reserven aus Kapitaleinlagen). Furthermore, the Swiss federal income tax on Dividends is currently reduced to 70% of regular taxation (Teilbesteuerung), if the investment amounts to at least 10% of the total share capital of the issuer. On cantonal and communal level the same provisions regarding partial taxation apply, with income reduced to between 50% and 80% depending on the canton of residency. With respect to capital gains resulting from the sale or other disposition of Ordinary Shares see – “Other Swiss taxes on Capital Gains upon Disposal of Ordinary Shares” beginning on page 128 for a summary of Swiss federal, cantonal and communal individual income tax on capital gains for Resident Private Shareholders (the shareholders referred to in this paragraph, hereinafter, for the purposes of this section “Swiss taxation”, as “Resident Private Shareholders”). See “—Domestic Commercial Shareholders” beginning on page 128 for a summary of the taxation treatment applicable to Swiss resident individuals who, for income tax purposes, are classified as “professional securities dealers”.

Domestic Commercial Shareholders

Corporate and individual shareholders who are resident in Switzerland for tax purposes, and corporate and individual shareholders who are not resident in Switzerland, and who, in each case, hold their Ordinary Shares as part of a trade or business carried on in Switzerland, in the case of corporate and individual shareholders not resident in Switzerland, through a permanent establishment or fixed place of business situated, for tax purposes, in Switzerland, are required to recognize Dividends, distributions based upon a capital reduction (Nennwertrückzahlungen) and distributions paid out of reserves from capital contributions (Reserven aus Kapitaleinlagen) and capital gains or losses realized on the sale or other disposition of Ordinary Shares in their income statement for the relevant taxation period and are subject to Swiss federal, cantonal and communal individual or corporate income tax, as the case may be, on any net taxable earnings for such taxation period. The same taxation treatment also applies to Swiss-resident private individuals who, for income tax purposes, are classified as “professional securities dealers” for reasons of, inter alia, frequent dealing, or leveraged investments, in shares and other securities (the shareholders referred to in this paragraph, hereinafter for the purposes of this section “Swiss taxation”, as “Domestic Commercial Shareholders”). Domestic Commercial Shareholders who are corporate taxpayers may be eligible for dividend relief (Beteiligungsabzug) in respect of Dividends and distributions based upon a capital reduction (Nennwertrückzahlungen) and distributions paid out of reserves from capital contributions (Reserven aus Kapitaleinlagen) if the Ordinary Shares held by them as part of a Swiss business have an aggregate market value of at least CHF 1 million or a shareholding of at least 10% in the total nominal share capital or give entitlement to at least 10% of the total profit and reserves of the Company. For Domestic Commercial Shareholders who are individual taxpayers, the Swiss federal individual income tax on Dividends is reduced to 70% of regular taxation (Teilbesteuerung), if the investment is held in connection with the conduct of a trade or business or qualifies as an opted business asset (gewillkürtes Geschäftsvermögen) according to Swiss tax law and amounts to at least 10% of the total share capital of the Company. On cantonal and communal level the same provisions regarding partial taxation apply, with income reduced to between 50% and 80% depending on the canton of residency.

Swiss Cantonal and Communal Private Wealth Tax and Capital Tax

Non-Resident Shareholders

Non-Resident Shareholders are not subject to Swiss cantonal and communal private wealth tax or capital tax.

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Resident Private Shareholders and Domestic Commercial Shareholders

Resident Private Shareholders and Domestic Commercial Shareholders who are individuals are required to report their Ordinary Shares as part of their private wealth or their Swiss business assets, as the case may be, and will be subject to Swiss cantonal and communal private wealth tax on any net taxable wealth (including Ordinary Shares), in the case of Domestic Commercial Shareholders to the extent the aggregate taxable wealth is allocable to Switzerland. Domestic Commercial Shareholders who are corporate taxpayers are subject to Swiss cantonal and communal capital tax on taxable capital to the extent the aggregate taxable capital is allocable to Switzerland.

Swiss Federal Withholding Tax

Dividends that the Company pays on the Ordinary Shares are generally subject to Swiss federal withholding tax (Verrechnungssteuer) at a rate of 35% on the gross amount of the Dividend. The Company is required to withhold the Swiss federal withholding tax from the Dividend and remit it to the Swiss Federal Tax Administration. Distributions based upon a share capital reduction (Nennwertrückzahlungen) and distributions paid out from qualifying reserves from capital contributions (Reserven aus Kapitaleinlagen) are not subject to Swiss federal withholding tax.

The Swiss federal withholding tax on a Dividend will be refundable or creditable in full to a Resident Private Shareholder and to a Domestic Commercial Shareholder, who, in each case, inter alia, as a condition to a refund or credit, duly reports the Dividend in its individual income tax return as income or recognizes the Dividend in its income statement as earnings, as applicable.

Non-Resident Shareholders may be entitled to a total or partial refund of the Swiss federal withholding tax if the country in which such recipient resides for tax purposes maintains a bilateral or multilateral treaty for the avoidance of double taxation with Switzerland (“Tax Treaty”) and further conditions of such Tax Treaty are met. Non-Resident Shareholders should be aware that the procedures for claiming treaty benefits (and the time required for obtaining a refund) may differ from country to country. Non-Resident Shareholders should consult their own legal, financial or tax advisors regarding receipt, ownership, purchases, sale or other dispositions of Ordinary Shares and the procedures for claiming a refund of the Swiss federal withholding tax.

Swiss Federal Stamp Taxes

The Company will be subject to and pay to the Swiss Federal Tax Administration a 1% Swiss federal issuance stamp duty (Emissionsabgabe) on the consideration received by it for the issuance of the newly created Ordinary Shares less certain costs incurred in connection with the issuance. The issuance and the delivery of the newly created Ordinary Shares to the initial shareholders at the Offer Price is not subject to Swiss federal securities turnover duty (Umsatzabgabe).

Any other purchases or sales of Ordinary Shares, whether by Resident Private Shareholders, Domestic Commercial Shareholders or Non-Resident Shareholders, may be subject to the Swiss federal securities turnover duty at a current rate of up to 0.15%, calculated on the purchase price or the sale proceeds, respectively, if (i) such transfer occurs through or with a Swiss or Liechtenstein bank or by or with involvement of a Swiss securities dealer as defined in the Swiss federal stamp tax act and (ii) no exemption applies.

The following categories of foreign institutional investors that are subject to regulations similar to that imposed by Swiss federal supervisory authorities are exempt from their portion (50%, i.e., 0.075%) of the Swiss federal securities turnover duty: foreign states and central banks, social security institutions, pension funds, collective investment schemes, certain life insurance companies and certain quoted non-Swiss quoted companies and their non-Swiss consolidated group companies. In addition, Swiss or foreign collective investment schemes as defined in the Swiss Collective Investment Law are also exempt from their portion of the Swiss federal securities turnover duty.

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Other Swiss taxes on Capital Gains upon Disposal of Ordinary Shares

Resident Private Shareholders

Resident Private Shareholders who hold Ordinary Shares as part of their private assets (Privatvermögen) are generally not subject to Swiss federal, cantonal and communal taxes with respect to capital gains realized upon the sale or other disposal of Ordinary Shares, and conversely, capital losses are not tax deductible, unless such Resident Private Shareholders are qualified as professional securities dealers (Wertschriftenhändler) for income tax purposes in which case capital gains are taxable and capital losses tax deductible. Under certain circumstances, share sale proceeds of a private individual may be recharacterized into (in certain cases partially) taxable investment income. Upon a repurchase of Ordinary Shares by the Company, the portion of the repurchase price in excess of the nominal amount and the qualifying reserves from capital contributions (Reserven aus Kapitaleinlagen) may be classified as (in certain cases partially) taxable investment income if the Share repurchase constitutes a partial liquidation.

Domestic Commercial Shareholders

Capital gains realized by Domestic Commercial Shareholders who are individual taxpayers (including capital gains realized by individuals, who, for income tax purposes, are classified as professional securities dealers) are subject to income taxation and social security contributions.

For Domestic Commercial Shareholders who are individual taxpayers the Swiss federal individual income tax on a gain realized upon the disposal of Ordinary Shares is currently reduced to 70% of regular taxation (Teilbesteuerung), if (i) the investment is held in connection with the conduct of a trade or business or qualifies as an opted business asset (gewillkürtes Geschäftsvermögen) according to Swiss tax law, (ii) the sold shares reflect an interest in the total share capital of the Company of at least 10% and (iii) were held for at least one year. On cantonal and communal level the same provisions regarding partial taxation apply, with income reduced to between 50% and 80% depending on the canton of residency.

Capital gains upon the sale or other disposal of Shares realized by corporations resident in Switzerland for tax purposes or foreign corporations holding Shares as part of a Swiss permanent establishment are generally subject to ordinary profit taxation. A Swiss corporation or cooperative, or non-Swiss corporation or cooperative holding Shares as part of a Swiss permanent establishment, may, under certain circumstances, benefit from taxation relief on capital gains realized upon the disposal of Ordinary Shares (Beteiligungsabzug), provided such Ordinary Shares were held for at least one year and the shareholder disposes of at least 10% of the total share capital or 10% of the total profit and reserves, respectively. In case of staggered sales, subsequent sales can be less than 10% of the total nominal share capital in order to qualify for the participation relief, provided the total remaining shareholding represents less than 10% of the total share capital or the profit and reserves, respectively, and the fair market value of the Ordinary Shares held as per the previous financial year-end prior to this sale amounts to at least 1 million Swiss francs.

Gift and Inheritance Taxes

The transfer of Ordinary Shares may be subject to cantonal and/or communal gift, estate or inheritance taxes if the donor is, or the deceased was, resident for tax purposes in a Swiss canton levying such taxes.

Automatic Exchange of Information

On November 19, 2014, Switzerland signed the Multilateral Competent Authority Agreement. The Multilateral Competent Authority Agreement is intended to ensure the uniform implementation of Automatic Exchange of Information (the “AEOI”). The Swiss Federal Act on the International Automatic Exchange of Information in Tax Matters (the “AEOI Act”) entered into force on January 1, 2017. The AEOI Act is the legal basis for the implementation of the AEOI standard in Switzerland.

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The AEOI is being introduced in Switzerland through bilateral agreements or multilateral agreements. The agreements have been, and will be, concluded on the basis of guaranteed reciprocity, compliance with the principle of specialty (i.e., the information exchanged may only be used to assess and levy taxes (and for criminal tax proceedings)) and adequate data protection.

Based on such multilateral and bilateral agreements and the implementing laws of Switzerland, Switzerland collects data in respect of financial assets, which may include Ordinary Shares, held in, and income derived thereon and credited to, accounts or deposits with a paying agent in Switzerland for the benefit of individuals resident in an EU member state or in a treaty state since 2017, and exchanges it since 2018. Switzerland has signed and is expected to sign AEOI agreements with other countries. A list of such agreements of Switzerland in effect or signed and becoming effective can be found on the website of the State Secretariat for International Finance.

Swiss Facilitation of the Implementation of the U.S. Foreign Account Tax Compliance Act

Switzerland has concluded an intergovernmental agreement with the United States to facilitate the implementation of U.S. Foreign Account Tax Compliance Act. The agreement ensures that the accounts held by U.S. persons with Swiss financial institutions are disclosed to the U.S. tax authorities either with the consent of the account holder or by means of group requests within the scope of administrative assistance. Information will not be transferred automatically in the absence of consent, but instead will be exchanged only within the scope of administrative assistance on the basis of the double taxation agreement between the United States and Switzerland. On September 20, 2019, the protocol of amendment to the double taxation treaty between Switzerland and the U.S. entered into force allowing the U.S. competent authority in accordance with the information reported in aggregated form to request all the information on U.S. accounts without a declaration of consent and on non-consenting non-participating financial institutions.

On October 8, 2014, the Swiss Federal Council approved a mandate for negotiations with the United States on changing the current direct-notification-based regime to a regime where the relevant information is sent to the Swiss Federal Tax Administration, which in turn provides the information to the U.S. tax authorities.

THE SWISS TAX DISCUSSION SET FORTH ABOVE IS INCLUDED FOR GENERAL INFORMATION ONLY AND MAY NOT BE APPLICABLE DEPENDING UPON A U.S. HOLDER PARTICULAR SITUATION. U.S. HOLDERS ARE URGED TO CONSULT THEIR TAX ADVISORS WITH RESPECT TO THE TAX CONSEQUENCES TO THEM OF OFFERING, THE OWNERSHIP AND DISPOSITION OF OFFERED SHARES INCLUDING THE TAX CONSEQUENCES UNDER NON-SWISS, AND OTHER TAX LAWS AND TAX TREATIES AND THE POSSIBLE EFFECTS OF CHANGES IN SWISS OR OTHER TAX LAWS.

People’s Republic of China

Under the PRC Enterprise Income Tax Law and its implementation rules, an enterprise established outside of the PRC with a “de facto management body” within the PRC is considered a resident enterprise and will be subject to the enterprise income tax at the rate of 25% on its global income. The implementation rules define the term “de facto management body” as the body that exercises full and substantial control over and overall management of the business, productions, personnel, accounts and properties of an enterprise. In April 2009, the State Administration of Taxation issued a circular, known as Circular 82, which provides certain specific criteria for determining whether the “de facto management body” of a PRC-controlled enterprise that is incorporated offshore is located in China. Although this circular only applies to offshore enterprises controlled by PRC enterprises or PRC enterprise groups, not those controlled by PRC individuals or foreigners, the criteria set forth in the circular may reflect the State Administration of Taxation’s general position on how the “de facto management body” test should be applied in determining the tax resident status of all offshore enterprises. According to Circular 82, an offshore incorporated enterprise controlled by a PRC enterprise or a PRC enterprise group will be regarded as a PRC tax resident by virtue of having its “de facto management body” in China only if all of the following conditions are met: (i) the primary location of the day-to-day operational management is in the PRC; (ii) decisions relating to the enterprise’s financial and human resource matters are made or are subject to approval by organizations or personnel in the PRC; (iii) the enterprise’s primary assets, accounting books and records, company seals, and board and shareholder resolutions, are located or maintained in the PRC; and (iv) at least 50% of voting board members or senior executives habitually reside in the PRC.

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On March 17, 2017, the State Tax Administration promulgated the “Administrative Measures for Adjustment of Special Tax Investigation and Mutual Consultation Procedures” (State Administration of Tax Practice Announcement No.6, 2017), which came into force on May 1, 2017), which provides that tax authorities have implemented special tax adjustment monitoring and management for enterprises through related declaration review, contemporaneous data management, profit level monitoring and other means. If an enterprise is found to have special tax adjustment risks, the tax authorities may serve a “Notice” to remind such enterprise of the tax risks. If an enterprise receives a special tax adjustment risk alert or finds that it has a special tax adjustment risk, it may adjust the supplementary tax on its own. If the enterprise adjusts the supplementary tax by itself, the tax authorities may still carry out special tax investigation and adjustment in accordance with the relevant provisions. If an enterprise requires the tax authorities to confirm the special tax adjustment matters, such as the pricing principles and methods of related party transactions, the tax authorities shall initiate the special tax investigation procedures. It also stipulates that if the principle of independent transactions is not met, tax authorities may implement a special tax adjustment in the full amount of the amount deducted before tax under the following circumstances:

(1)	The enterprise and its affiliated parties transfer or accept the right to use intangible assets that do not bring economic benefits and collect or pay royalties;

(2)	The enterprise pays royalties to related parties that only own intangible assets but do not contribute to their value;

(3)	An enterprise establishes a holding company or a financing company overseas for the main purpose of financing and listing, and pays royalties to overseas affiliated parties only for the incidental benefits arising from the financing and listing activities;

(4)	The taxable income or income amount of the enterprise or its affiliated party is reduced because the payment or collection of the price of the labor service transaction between the enterprise and its affiliated party does not meet the principle of independent transactions; and

(5)	The enterprise pays fees to overseas related parties that fail to perform their functions, bear risks and have no substantial business activities.

Although we believe all our related party transactions, including all payments by our PRC subsidiary to our non-PRC entities, are made on an arm’s-length basis and our estimates are reasonable, the ultimate decisions by the relevant tax authorities may differ from the amounts recorded in our financial statements and may materially affect our financial results in the period or periods for which such determination is made.

We believe that none of our entities outside of China is a PRC resident enterprise for PRC tax purposes. We do not believe that BioLingus (Cayman) Limited meets all of the conditions above. BioLingus (Cayman) Limited is a company incorporated outside the PRC. As a holding company, its key assets are its ownership interests in its subsidiaries, and its key assets are located, and its records (including the resolutions of its board of directors and the resolutions of its shareholders) are maintained, outside the PRC. For the same reasons, we believe our other entities outside of China are not PRC resident enterprises either. However, the tax resident status of an enterprise is subject to determination by the PRC tax authorities and uncertainties remain with respect to the interpretation of the term “de facto management body.” There can be no assurance that the PRC government will ultimately take a view that is consistent with us.

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However, if the PRC tax authorities determine that BioLingus (Cayman) Limited is a PRC resident enterprise for enterprise income tax purposes, we may be required to withhold a 20% withholding tax from dividends we pay to our shareholders that are non-resident enterprises. In addition, non-resident enterprise shareholders may be subject to a 10% PRC tax on gains realized on the sale or other disposition of Ordinary Shares, if such income is treated as sourced from within the PRC. It is unclear whether our non-PRC individual shareholders would be subject to any PRC tax on dividends or gains obtained by such non-PRC individual shareholders in the event we are determined to be a PRC resident enterprise. If any PRC tax were to apply to such dividends or gains, it would generally apply at a rate of 20% unless a reduced rate is available under an applicable tax treaty. However, it is also unclear whether non-PRC shareholders of BioLingus (Cayman) Limited would be able to claim the benefits of any tax treaties between their country of tax residence and the PRC in the event that BioLingus (Cayman) Limited is treated as a PRC resident enterprise.

Provided that BioLingus (Cayman) Limited is not deemed to be a PRC resident enterprise, holders of our Ordinary Shares who are not PRC residents will not be subject to PRC income tax on dividends distributed by us or gains realized from the sale or other disposition of our shares. However, under Announcement of the State Administration of Taxation on Several Issues Relating to Enterprise Income Tax on Transfer of Assets between Non-resident Enterprises (the “SAT Circular 7”), where a non-resident enterprise conducts an “indirect transfer” by transferring taxable assets, including, in particular, equity interests in a PRC resident enterprise, indirectly by disposing of the equity interests of an overseas holding company, the non-resident enterprise, being the transferor, or the transferee or the PRC entity which directly owned such taxable assets may report to the relevant tax authority such indirect transfer. Using a “substance over form” principle, the PRC tax authority may disregard the existence of the overseas holding company if it lacks a reasonable commercial purpose and was established for the purpose of reducing, avoiding or deferring PRC tax. As a result, gains derived from such indirect transfer may be subject to PRC enterprise income tax, and the transferee or other person who is obligated to pay for the transfer is obligated to withhold the applicable taxes, currently at a rate of 10% for the transfer of equity interests in a PRC resident enterprise. We and our non-PRC resident investors may be at risk of being required to file a return and being taxed under SAT Circular 7, and we may be required to expend valuable resources to comply with SAT Circular 7, or to establish that we should not be taxed under these circulars.

HK SAR Taxation

The following brief description of HK SAR laws is designed to highlight the enterprise-level taxation on our earnings, which will affect the amount of dividends, if any, we are ultimately able to pay to our shareholders. See “Dividend Policy.”

Taxes

No tax is imposed in HK SAR in respect of capital gains from the sale of capital assets, such as our Ordinary Shares. Hence, there is no withholding tax on capital gains from sale of our Ordinary Shares. However, revenue gains from the sale of assets by persons carrying on a trade, profession or business in HK SAR where such gains are derived from or arise in HK SAR from such trade, profession or business will be chargeable to HK SAR profits tax. Liability for HK SAR profits tax would therefore arise in respect of revenue gains from the sale of Ordinary Shares realized by persons in the course of carrying on a business of trading or dealing in securities in HK SAR. Effective from April 1, 2018, profits tax is levied on a two-tiered profits tax rate basis, with the first HK$2 million of assessable profits being taxed at 8.25% for corporations and 7.5% for unincorporated businesses, and assessable profits exceeding the first HK$2 million being taxed at 16.5% for corporations and 15% for unincorporated businesses. There is no bilateral tax treaty between Hong Kong and the United States.

HK SAR does not impose tax on dividends. Furthermore, dividends received from foreign companies are not taxable as they are foreign-source income. Hence, there is no withholding tax on dividends received in respect of our Ordinary Shares

Stamp Duty

HK SAR stamp duty is generally payable on the transfer of “Hong Kong stock” . The term “stocks” refers to stock in companies incorporated in HK SAR, as widely defined under the Stamp Duty Ordinance (Cap. 117 of the laws of Hong Kong), or SDO, and includes shares. However, our Ordinary Shares are not considered “Hong Kong stocks” under the SDO since the transfer of the Ordinary Shares are not required to be registered in HK SAR given that the books for the transfer of Ordinary Shares are located in the United States. The transfer of Ordinary Shares is therefore not subject to stamp duty in HK SAR.

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Australian Taxation

Set out below is a summary of the Australian income tax, goods and services tax (“GST”) and stamp duty implications of investing in our Ordinary Shares for investors who:

●	are residents of Australia for Australian income tax purposes or non-residents of Australia for Australian income tax purposes who hold our Ordinary Shares through a permanent establishment in Australia; and

●	hold our Ordinary Shares on capital account.

The summary below does not apply to investors who:

●	hold our Ordinary Shares as revenue assets (which will generally be the case for investors who use our Ordinary Shares in carrying on a business of share trading, banking or insurance) or as trading stock, or have acquired our Ordinary Shares for the purpose of on-sale at a profit;

●	may be subject to special tax rules, including insurance companies, partnerships, tax exempt organizations, trusts (except where expressly stated), superannuation funds (except where expressly stated) or temporary residents; or

●	are subject to the “taxation of financial arrangements” provisions in Division 230 of the Income Tax Assessment Act 1997 (Cth). It is noted that Division 230 will generally not apply to the financial arrangements of individuals, unless an election has been made for those rules to apply.

This taxation summary is based on the Australian tax law and administrative practice as it applies at the date of this document. The comments do not take into account or anticipate changes in Australian tax law, administrative practice or future judicial interpretations of Australian tax law after this time. Future amendments to taxation legislation, or its interpretation by the courts or the taxation authorities, may take effect retrospectively and/or affect the conclusions drawn.

This summary also does not take account of any individual circumstances of any investor and does not constitute tax advice. It does not purport to be a complete analysis of the potential tax consequences of investing in our Ordinary Shares and is intended as a general guide to the Australian tax implications. Investors who acquire our Ordinary Shares should seek and rely upon specific advice applicable to their own circumstances from their own financial or tax advisers.

Dividends on our Ordinary Shares

If you receive a dividend or similar cash or in-kind distributions on our Ordinary Shares then the amount of the dividend will be included in your assessable income in the income year in which you receive the dividend.

Disposal of Ordinary Shares

The disposal of an Ordinary Share will constitute a disposal for capital gains tax (“CGT”) purposes.

On disposal of an Ordinary Share, you will make a capital gain if the capital proceeds from the disposal exceed the cost base of the Ordinary Share. You will make a capital loss if the capital proceeds are less than the reduced cost base of the Ordinary Share.

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The capital proceeds on disposal of an Ordinary Share will generally be the money you received, or that you are entitled to receive, in respect of the disposal plus the market value of any other property you received, or that you are entitled to receive, in respect of the disposal.

The cost base and reduced cost base of each Ordinary Share you acquire will generally be equal to the cost of acquiring the Ordinary Share, plus any incidental costs of acquisition and disposal (i.e. brokerage costs and legal fees).

If you are:

●	an individual, trustee or complying superannuation entity; and

●	a resident of Australia for Australian income tax purposes,

that has held our Ordinary Shares for 12 months or more at the time of disposal (not including the date of acquisition and disposal), you should be entitled to apply the applicable CGT discount factor to reduce the capital gain (after offsetting available capital losses). The CGT discount factor is 50% for individuals and trustees and

33 1⁄3% for complying superannuation entities.

The CGT discount will generally not be available to reduce any capital gain that you make if you are a non-resident of Australia for Australian income tax purposes who holds our Ordinary Shares through a permanent establishment in Australia.

The CGT discount rules relating to trusts are complex. Subject to certain requirements being satisfied, the capital gain may flow through to the beneficiaries in that trust, who will assess the eligibility for the CGT discount in their own right. Accordingly, we recommend trustees seek their own independent advice on how the CGT discount applies to the trust and its beneficiaries.

If you make a capital loss, you can only use that loss to offset other capital gains (i.e. the capital loss cannot be offset against taxable income on revenue account). However, if the capital loss cannot be used in a particular income year, you can carry it forward to use in future income years, providing certain loss utilization tests are satisfied.

Other Australian taxes

No GST or stamp duty should be payable by you in relation to the receipt of dividends on our Ordinary Shares held by you or in respect of the disposal of our Ordinary Shares

United States Federal Income Taxation

WE URGE POTENTIAL PURCHASERS OF OUR ORDINARY SHARES TO CONSULT THEIR OWN TAXADVISORS CONCERNING THE U.S. FEDERAL, STATE, LOCAL AND NON-U.S. TAXCONSEQUENCES OF PURCHASING, OWNING AND DISPOSING OF OUR ORDINARY SHARES.

The following does not address the tax consequences to any particular investor or to persons in special tax situations such as:

●	banks;

●	financial institutions;

●	insurance companies;

●	regulated investment companies;

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●	real estate investment trusts;

●	broker-dealers;

●	traders that elect to mark-to-market;

●	U.S. expatriates;

●	tax-exempt entities;

●	persons liable for alternative minimum tax;

●	persons holding our Ordinary Shares as part of a straddle, hedging, conversion or integrated transaction;

●	persons that actually or constructively own 10% or more of our voting shares (including by reason of owning our Ordinary Shares);

●	persons who acquired our Ordinary Shares pursuant to the exercise of any employee share option or otherwise as compensation; or

●	persons holding our Ordinary Shares through partnerships or other pass-through entities.

The discussion set forth below is addressed only to U.S. Holders that purchase Ordinary Shares in this Offering. Prospective purchasers are urged to consult their own tax advisors about the application of the U.S. federal income tax rules to their particular circumstances as well as the state, local, foreign and other tax consequences to them of the purchase, ownership and disposition of our Ordinary Shares.

Material Tax Consequences Applicable to U.S. Holders of Our Ordinary Shares

The following discussion sets forth the material U.S. federal income tax consequences related to the ownership and disposition of our Ordinary Shares. It is directed to U.S. Holders (as defined below) of our Ordinary Shares and is based upon laws and relevant interpretations thereof in effect as of the date of this prospectus, all of which are subject to change. This description does not deal with all possible tax consequences relating to ownership and disposition of our Ordinary Shares or U.S. tax laws (other than the U.S. federal income tax laws), such as the tax consequences under non-U.S. tax laws, state, local and other tax laws.

The information applies only to U.S. Holders (defined below) that hold Ordinary Shares as capital assets and that have the U.S. dollar as their functional currency. This brief description is based on the federal income tax laws of the United States in effect as of the date of this prospectus and on U.S. Treasury regulations in effect or, in some cases, proposed, as of the date of this prospectus, as well as judicial and administrative interpretations thereof available on or before such date. All of the foregoing authorities are subject to change, which change could apply retroactively and could affect the tax consequences described below.

The brief description below of the U.S. federal income tax consequences to “U.S. Holders” described below will apply to you if you are a beneficial owner of Ordinary Share and you are, for U.S. federal income tax purposes,

●	an individual who is a citizen or resident of the United States;
●	a corporation (or other entity taxable as a corporation for U.S. federal income tax purposes) organized under the laws of the United States, any state thereof or the District of Columbia;
●	an estate whose income is subject to U.S. federal income taxation regardless of its source; or
●	a trust that (1) is subject to the primary supervision of a court within the United States and the control of one or more U.S. persons for all substantial decisions or (2) has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person.

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Taxation of Dividends and Other Distributions on Our Ordinary Shares

Subject to the passive foreign investment company rules discussed below, the gross amount of distributions made by us to you with respect to the Ordinary Shares (including the amount of any taxes withheld therefrom) will generally be includable in your gross income as dividend income on the date of receipt by you. Distributions are normally taxed as ordinary income distributions only to the extent that the distribution is paid out of our current or accumulated earnings and profits as determined under U.S. federal income tax principles. However, while we prepare our financial statements under U.S. GAAP principles, we do not expect to necessarily calculate current or accumulated earnings and profits under U.S. tax principles. Accordingly, dividends paid to U.S. holders may be taxable to them as dividends even if not paid out of current and accumulated earnings and profits. With respect to corporate U.S. Holders, the dividends will not be eligible for the dividends-received deduction allowed to corporations in respect of dividends received from other U.S. corporations.

With respect to non-corporate U.S. Holders, including individual U.S. Holders, dividends will be taxed at the lower capital gains rate applicable to qualified dividend income, provided that (1) the Ordinary Shares are readily tradable on an established securities market in the United States, or we are eligible for the benefits of an approved qualifying income tax treaty with the United States that includes an exchange of information program, (2) we are not a passive foreign investment company (as discussed below) for either our taxable year in which the dividend is paid or the preceding taxable year, and (3) certain holding period requirements are met. Because there is no income tax treaty between the United States and the British Virgin Islands, clause (1) above can be satisfied only if the Ordinary Shares are readily tradable on an established securities market in the United States. Under U.S. Internal Revenue Service regulations, Ordinary Shares are considered for purpose of clause (1) above to be readily tradable on an established securities market in the United States if they are listed on the Nasdaq Capital Market. You are urged to consult your tax advisors regarding the availability of the lower rate for dividends paid with respect to our Ordinary Shares, including the effects of any change in law after the date of this prospectus. Non-corporate U.S. Holders will also be subject to the 3.8% Net Investment Income Tax if their income exceeds the threshold amounts for such tax.

Dividends will constitute foreign source income for foreign tax credit limitation purposes. If the dividends are taxed as qualified dividend income (as discussed above), the amount of the dividend taken into account for purposes of calculating the foreign tax credit limitation will be limited to the gross amount of the dividend, multiplied by the reduced rate of tax and divided by the highest rate of tax normally applicable to dividends. The limitation on foreign taxes eligible for credit is calculated separately with respect to specific classes of income. For this purpose, dividends distributed by us with respect to our Ordinary Shares will constitute “passive category income” but could, in the case of certain U.S. Holders, constitute “general category income.”

A dividend distribution that exceeds our current and accumulated earnings and profits is treated as a tax-free return of your tax basis in your Ordinary Shares, and to the extent that it exceeds your tax basis, as capital gain, but (as stated above) only if we determine our accumulated earnings and profits under U.S. federal income tax principles. As noted above, however, as we do not necessarily calculate our earnings and profits under U.S. federal income tax principles, a U.S. Holder should expect that a distribution will be treated as a dividend even if it might otherwise be treated as a non-taxable return of capital or as capital gain under the rules described above. The Net Investment Income Tax also applies to capital gains.

Taxation of Dispositions of Ordinary Shares

Subject to the passive foreign investment company rules discussed below, you will recognize taxable gain or loss on any sale, exchange or other taxable disposition of a share equal to the difference between the amount realized (in U.S. dollars) for the share and your tax basis (in U.S. dollars) in the Ordinary Shares. The gain or loss will be capital gain or loss. If you are a non-corporate U.S. Holder, including an individual U.S. Holder, who has held the Ordinary Shares for more than one year, you will generally be eligible for reduced tax rates. The deductibility of capital losses is subject to limitations. Any such gain or loss that you recognize will generally be treated as United States source income or loss for foreign tax credit limitation purposes, and such treatment will generally limit the availability of foreign tax credits.

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Passive Foreign Investment Company

Our Status as a Passive Foreign Investment Company.

A non-U.S. corporation is considered a passive foreign investment company or “PFIC” for any taxable year if either:

● at least 75% of its gross income for such taxable year is passive income (the “passive income test”); or

● at least 50% of the value of its assets (based on an average of the quarterly values of the assets during a taxable year) is attributable to assets that produce or are held for the production of passive income (the “asset test”).

Passive income generally includes dividends, interest, rents and royalties (other than rents or royalties derived from the active conduct of a trade or business) and gains from the disposition of passive assets.

In determining whether we are a PFIC, we are permitted, under Internal Revenue Code (“Code”) Section 1297(c), to take into account, on a pro rata basis, the income and the assets of any entity of which we own (or are treated under the Code as owning) at least 25% of the stock by value (a so-called “look-through subsidiary”). Because we own 100% of the stock of BioLingus (BVI Limited) and in turn, BioLingus Research (Australia) Pty Ltd, BioLingus (Hong Kong) Limited, BioLingus Beijing and Biolingus IP GmbH (collectively, the “Group”), in determining our PFIC status we will take into account the income and assets of these companies (other than certain assets, or the income therefrom, that are subject to intercompany transfers), as well as the income and assets of any other look-through subsidiary 25% or more owned by us.

Taking into account the income and assets of the Group, our status as a PFIC will depend on the nature of our income and the income of the Group. While we expect the Group eventually to have considerable amounts of income from operations so that any passive income generated by us and by the Group will not amount to 75% of the total income from all the entities, based on our current operations we may not achieve this goal during 2023, and so for 2023 we may be e a PFIC under the passive income test. (As discussed below, PFIC status is determined on an annual basis and our status as a PFIC under the passive income test may change from year to year.)

In determining whether we are a PFIC under the assets test, a number of different kinds of assets must be taken into account. The Group has assets used in its operations which would be counted as active assets. However, in this Offering we expect to raise for our Company cash in an amount that considerably exceeds the value of the Group’s operational assets. The IRS has stated that cash, even if held as working capital, produces passive income and is therefore a passive asset. Our status as a PFIC under the assets test will therefore depend in part on how quickly we convert the cash that we raise into active business assets or otherwise spend it. Our status as a PFIC could also depend on the value of our stock as determined by the market. PFIC status based on assets is calculated annually and is based on the average quarterly value of our assets. Accordingly, our status as a PFIC based on the assets test could change from year to year.

Based on the foregoing, it is not possible to determine whether we will be characterized as a PFIC for the 2023 taxable year or any subsequent year until after the close of the relevant year, but it is likely that we will be determined to be a PFIC for 2023. We must make a separate determination each year as to whether we are a PFIC (under either the asset test or the passive income test), and there can be no assurance with respect to our status as a PFIC for 2023 or any future taxable year.

If we are a PFIC for any year during which you hold our Ordinary Shares, we will continue to be treated as a PFIC with respect to you for all succeeding years during which you hold our Ordinary Shares, even if in a succeeding taxable year we are no longer classified as a PFIC. However, if we cease to be a PFIC, you may avoid the adverse effects of the PFIC regime thereafter by making a “purging election” (as described below) with respect to the Ordinary Shares. A discussion of other ways in which you may be able to mitigate some of the adverse effects of PFIC status is also set forth below.

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Consequences to You of PFIC status.

If we are classified as a PFIC for a taxable year during which you hold Ordinary Shares, you will be subject to special tax rules with respect to any “excess distribution” that you receive on, and with respect to any gain that you realize from, a sale or other disposition (including a pledge) of the Ordinary Shares, in that year and subsequent years, unless you make a “mark-to-market” election as discussed below. You will be subject to these rules for the first year in which we are a PFIC and for all subsequent years unless (i) we cease to be classified as a PFIC and (ii) you make a “purging election,” as discussed below.

“Excess distributions” are distributions you receive from us in a taxable year that are greater than 125% of the average annual distributions you received from us during (i) the three preceding taxable years or (ii) your holding period for the Ordinary Shares, whichever is shorter. Under the special tax rules that apply to excess distributions and to gains realized from a disposition of our Ordinary Shares,

●	the excess distribution or gain will be allocated ratably (on a daily basis) over your holding period for the Ordinary Shares;

●	the amount allocated to your current taxable year, and any amount allocated to any tax year(s) in your holding period prior to the first taxable year in which we were a PFIC, will be treated as ordinary income arising in the current taxable year; and

●	the amount allocated to each of your other taxable years, i.e., prior years during which we were a PFIC, will be subject to the highest tax rate in effect for those years; moreover, interest charges generally applicable to underpayments of tax will be imposed on the resulting tax attributable to each such year.

The tax liability for amounts allocated to years prior to the year of excess distribution or disposition cannot be offset by any net operating losses for such years, and gains (but not losses) realized on the sale of the Ordinary Shares cannot be treated as capital, even if you hold the Ordinary Shares as capital assets.

“Mark-to-market” Election. To elect out of the excess distribution tax treatment discussed above, a U.S. Holder of “marketable stock” (as defined below) in a PFIC may make a mark-to-market election for such stock. If you make a mark-to-market election for the first taxable year in which you hold (or are deemed to hold) Ordinary Shares and for which we are determined to be a PFIC, you will include in your income each year an amount equal to the excess, if any, of the fair market value of the Ordinary Shares as of the close of such taxable year over your adjusted basis in such Ordinary Shares. Such excess will be treated as ordinary income and not capital gain. Under the mark-to-market rules you are allowed an ordinary loss for the excess, if any, of the adjusted basis of the Ordinary Shares over their fair market value as of the close of the taxable year. However, such ordinary loss is allowable only to the extent of any net mark-to-market gains on the Ordinary Shares included in your income for prior taxable years. Your basis in the Ordinary Shares will be adjusted to reflect any such income or loss amounts. The foregoing tax consequences of a mark-to-market election continue for as long as we are a PFIC (and can be revoked only with the consent of the Internal Revenue Service).

In you sell or otherwise dispose of any Ordinary Shares that are subject to a mark-to-market election, any gain on the sale or other disposition is treated as ordinary income. Any loss incurred on such sale or disposition is treated as an ordinary loss, but only to the extent that the amount of such loss does not exceed the net mark-to-market gains previously included for such Ordinary Shares.

The mark-to-market election is available only for “marketable stock,” which is stock that is traded, other than in de minimis quantities, on at least 15 days during each calendar quarter (“regularly traded”) on a qualified exchange or other market (as defined in applicable U.S. Treasury regulations), including the Nasdaq Capital Market. While being listed on the Nasdaq Capital Market is a condition to the closing of this offering, we are uncertain as to whether our Ordinary Shares will be regularly traded. If our Ordinary Shares do not trade regularly on the Nasdaq Capital Market, the mark-to-market election would not be available to you were we to be or become a PFIC. The mark-to-market election is also not available if you own our Ordinary Shares through another passive foreign investment company that does not trade regularly om a qualified exchange (you should consult your own tax advisor if you own our Ordinary Shares through another passive foreign investment company).

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“Purging Election.” If you do not make a timely “mark-to-market” election (as described above), and if we were a PFIC at any time during the period you hold our Ordinary Shares, then such Ordinary Shares will continue to be treated as stock of a PFIC with respect to you even if we cease to be a PFIC in a future year, unless you make a “purging election” for the taxable year in which we cease to be a PFIC. A “purging election” creates a deemed sale of such Ordinary Shares at their fair market value on the last day of the last year in which we are treated as a PFIC. The gain recognized by the purging election will be subject to the special tax and interest charge rules, described above, that apply to excess distributions. But as long as we are not thereafter a PFIC, dividends distributed by us (or gains from the sale of our Ordinary Shares) following a purging election will no longer be subject to the rules (described above) that apply to excess distributions. As a result of the purging election, you will have a new basis (equal to the fair market value of the Ordinary Shares on the last day of the last year in which we are treated as a PFIC) and a new holding period (which new holding period will begin the day after such last day) in your Ordinary Shares for tax purposes.

“Qualified electing fund election”. In some cases a U.S. Holder of stock in a PFIC may make a “qualified electing fund” election with respect to such PFIC in order to elect out of the tax treatment discussed above. A U.S. Holder who makes a valid qualified electing fund election with respect to a PFIC generally includes in gross income for a taxable year such holder’s pro rata share of the corporation’s earnings and profits for the taxable year. However, the qualified electing fund election is available only if the PFIC provides the U.S. Holder with certain information regarding its earnings and profits as required under applicable U.S. Treasury regulations (a so-called “Annual Information Statement”). We do not currently intend to prepare or provide the information that would enable you to make a qualified electing fund election. U.S. Holders who reasonable believe that the Company was not a PFIC during any year may also be able to make so-called “protective elections” in order to preserve their ability to make a retroactive qualified electing fund election at a later date. U.S. Holders should consult their own tax advisors about this election and all PFIC elections.

PFIC Reporting Requirements. If you hold Ordinary Shares in any taxable year in which we are a PFIC, you will in all likelihood be required to file U.S. Internal Revenue Service Form 8621 for each such year and provide certain annual information regarding such Ordinary Shares, including information on distributions received on the Ordinary Shares and any gain realized on the disposition of the Ordinary Shares. You should consult your tax advisor about Form 8621 filing requirements.

The PFIC rules are complex and uncertain. You are urged to consult your tax advisor regarding the application of the PFIC rules to your investment in our Ordinary Shares, the elections discussed above, and the PFIC reporting requirements.

Information Reporting and Backup Withholding

Dividend payments with respect to our Ordinary Shares and proceeds from the sale, exchange or redemption of our Ordinary Shares may be subject to information reporting to the U.S. Internal Revenue Service and possible U.S. backup withholding at a current rate of 24%. Backup withholding will not apply, however, to a U.S. Holder who furnishes a correct taxpayer identification number and makes any other required certification on U.S. Internal Revenue Service Form W-9 or who is otherwise exempt from backup withholding. U.S. Holders who are required to establish their exempt status generally must provide such certification on U.S. Internal Revenue Service Form W-9. U.S. Holders are urged to consult their tax advisors regarding the application of the U.S. information reporting and backup withholding rules.

Backup withholding is not an additional tax. Amounts withheld as backup withholding may be credited against your U.S. federal income tax liability, and you may obtain a refund of any excess amounts withheld under the backup withholding rules by filing the appropriate claim for refund with the U.S. Internal Revenue Service and furnishing any required information. We do not intend to withhold taxes for individual shareholders. However, transactions effected through certain brokers or other intermediaries may be subject to withholding taxes (including backup withholding), and such brokers or intermediaries may be required by law to withhold such taxes.

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Certain U.S. Holders are required to report information relating to our Ordinary Shares, subject to certain exceptions (including an exception for Ordinary Shares held in accounts maintained by certain financial institutions), by attaching a completed Internal Revenue Service Form 8938, Statement of Specified Foreign Financial Assets, to their tax return for each year in which they hold Ordinary Shares.

Additional reporting requirements that apply if we are classified as a PFIC are discussed above under “Passive Foreign Investment Company – Reporting Requirements.”

ENFORCEABILITY OF CIVIL LIABILITIES

We are incorporated under the laws of the Cayman Islands as an exempted company with limited liability. We are incorporated in the Cayman Islands because of certain benefits associated with being a Cayman Islands exempted company, such as:

●	political and economic stability;
●	an effective judicial system;
●	a favorable tax system;
●	the absence of exchange control or currency restrictions; and
●	the availability of professional and support services.

However, certain disadvantages accompany incorporation in the Cayman Islands. These disadvantages include:

●	the Cayman Islands has a less developed body of securities laws as compared to the United States and these securities laws provide significantly less protections to investors; and
●	Cayman Islands companies may not have standing to sue before the federal courts of the United States.

Our constitutional documents do not contain provisions requiring that disputes, including those arising under the securities laws of the United States, among us, our officers, directors and shareholders, be arbitrated.

Ogier, our counsel with respect to the laws of the Cayman Islands, has advised us that there is uncertainty as to whether the courts of the Cayman Islands would (i) recognize or enforce judgments of United States courts obtained against us or our directors or officers predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States or (ii) entertain original actions brought in the Cayman Islands against us or our directors or officers predicated upon the securities laws of the United States or any state in the United States.

Ogier has further advised us that there is no statutory enforcement in the Cayman Islands of judgments obtained in the United States, although the courts of the Cayman Islands will in certain circumstances recognize and enforce a foreign judgment, without any re-examination or re-litigation of matters adjudicated upon, provided such judgment: (i) is given by a foreign court of competent jurisdiction; (ii) imposes on the judgment debtor a liability to pay a liquidated sum for which the judgment has been given; (iii) is final; (iv) is not in respect of taxes, a fine or a penalty; (v) was not obtained by fraud; and (vi) is not of a kind the enforcement of which is contrary to natural justice or public policy of the Cayman Islands.

Subject to the above limitations, in appropriate circumstances, a Cayman Islands court may give effect in the Cayman Islands to other kinds of final foreign judgments such as declaratory orders, orders for performance of contracts and injunctions.

Substantially all of our assets are located outside the United States. In addition, a majority of our directors and officers are nationals and/or residents of countries other than the United States, and all or a substantial portion of such persons’ assets are located outside the United States. As a result, it may be difficult for a shareholder to effect service of process within the United States upon these persons, or to enforce against them or against us, judgments obtained in United States courts, including judgments predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States.

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We have appointed Sichenzia Ross Ference LLP as our agent upon whom process may be served in any action brought against us in the United States District Court for the Southern District of New York under the federal securities laws of the United States or of any State of the United States or any action brought against us in the Supreme Court of the State of New York in the County of New York under the securities laws of the State of New York.

We have been advised by our Swiss counsel, VISCHER AG, that there is doubt as to the enforceability in Switzerland of original actions, or in actions for enforcement of judgments of U.S. courts, of civil liabilities to the extent solely predicated upon the federal and state securities laws of the United States. Original actions against persons in Switzerland based solely upon the U.S. federal or state securities laws are governed, among other things, by the principles set forth in the Swiss Federal Act on Private International Law of December 18, 1987, as amended, or PILA. The PILA provides that the application of provisions of non-Swiss law by the courts in Switzerland shall be precluded if the result would be incompatible with Swiss public policy. Also, mandatory provisions of Swiss law may be applicable regardless of any other law that would otherwise apply.

Moreover, a number of our directors and executive officers are not residents of the United States, and all or a substantial portion of the assets of such persons are located outside the United States. As a result, it may not be possible for investors to effect service of process within the United States upon us or upon such persons or to enforce against them judgments obtained in U.S. courts, including judgments in actions predicated upon the civil liability provisions of the federal securities laws of the United States.

Switzerland and the United States do not have a treaty providing for reciprocal recognition of and enforcement of judgments in civil and commercial matters. The recognition and enforcement of a judgment of the courts of the United States in Switzerland is governed by the principles set forth in the PILA. This statute provides in principle that a judgment rendered by a non-Swiss court may be enforced in Switzerland only if:

●	the non-Swiss court had jurisdiction pursuant to the PILA;
●	the judgment of such non-Swiss court has become final and non-appealable;
●	the judgment does not contravene Swiss public policy;
●	the court procedures and the service of documents leading to the judgment were in accordance with the due process of law; and
●	no proceeding involving the same position and the same subject matter was first brought in Switzerland, or adjudicated in Switzerland, or was earlier adjudicated in a third state and this decision is recognizable in Switzerland.

Chungs Lawyers, our counsel to laws of the HK SAR, has advised us that there is uncertainty as to whether the courts of the HK SAR would (i) recognize or enforce judgments of United States courts obtained against us or our directors or officers predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States or (ii) entertain original actions brought in the HK SAR against us or our directors or officers predicated upon the securities laws of the United States or any state in the United States.

Our counsel to the laws of HK SAR also advised us that in HK SAR, foreign judgments can be enforced under the Foreign Judgments (Reciprocal Enforcement) Ordinance (Cap. 319 of the Laws of Hong Kong) or under common law. Foreign judgments can be enforced through a statutory registration scheme under the Foreign Judgments (Reciprocal Enforcement) Ordinance based on reciprocal recognition of judgment between Hong Kong and the foreign courts. The United States is not a designated country under the Foreign Judgments (Reciprocal Enforcement) Ordinance. As a result, a judgment rendered by a court in the United States, including as a result of administrative actions brought by regulatory authorities such as the SEC, and other actions, cannot be registered and may only be enforced at common law.

With respect to enforcing a judgment of the U.S. court at common law, the U.S. court judgement will not be enforced directly by execution or any other process. The U.S. court judgment itself may form the basis of a cause of action and the judgment will be regarded as creating a debt between the parties to it. The judgment debtor’s liability arises on an implied promise to pay the amount of U.S. court judgment under a simple contract. Being a promise under a contract, it is subject to the usual limitation period of 6 years for such legal action.

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For a U.S. court judgment to be enforceable at common law in HK SAR, certain requirements must be met: (i) such a judgment must be for a debt or a definite sum of money other than a sum payable in respect of taxes, penalties, or similar charges; (ii) the judgment creditor has to prove, among other things, that the U.S. court judgment is a final judgment conclusive upon the merits of the claim in the U.S. jurisdiction; (iii) the U.S. court judgment must come from a “competent” court (as determined by the private international law rules applied by the HK SAR courts); (iv) the U.S. court judgment was not obtained by fraud; (v) the U.S. court judgment was not contrary to Hong Kong rules of public policy or notions of natural justice; (vi) the U.S. court judgment is not irreconcilable with the prior decision of the Hong Kong court in an action between the same parties; and (vii) the judgment debtor submitted or agreed to submit to the jurisdiction of the U.S. court.

Beijing DeHeng Law Offices, our counsel as to PRC law, has advised us that the recognition and enforcement of foreign judgments are provided for under the Chinese Civil Procedure Law. Chinese courts may recognize and enforce foreign judgments in accordance with the requirements of the Chinese Civil Procedure Law based either on treaties between China and the country where the judgment is made or in reciprocity between jurisdictions. China does not have any treaties or other agreements with the Cayman Islands or the United States that provide for the reciprocal recognition and enforcement of foreign judgments. As a result, it is uncertain whether a Chinese court would enforce a judgment rendered by a court in either of these two jurisdictions.

According to the Civil Procedure Law of the People’s Republic of China (amended in 2021), if a legally effective judgment or ruling made by a foreign court requires recognition and enforcement by a people’s court of the People’s Republic of China, the party concerned may directly apply to an intermediate people’s court with jurisdiction over for recognition and enforcement, or the foreign court may request recognition and enforcement by a people’s court in accordance with the provisions of an international treaty concluded or acceded to by the country and the People’s Republic of China, or in accordance with the principle of reciprocity.

If the people’s courts are of the opinion that the legally effective judgment or ruling made by the foreign court applying for or requesting recognition and enforcement does not violate the basic principles of the laws of the People’s Republic of China or the sovereignty, security and public interests of the country after the people’s court reviews the legally effective judgment or ruling made by the foreign court applying for or requesting recognition and enforcement in accordance with the international treaties concluded or acceded to by the People’s Republic of China or in accordance with the principle of reciprocity, then the people’s court shall issue a ruling that recognizes its validity and, if enforcement is necessary, issues an enforcement order, which order shall be implemented in accordance with the relevant laws. A judgment or ruling that violates the basic principles of the laws of the People’s Republic of China or the sovereignty, security and public interests of the country will not be recognized and implemented.

If an award made by a foreign arbitration institution requires recognition and enforcement by the people’s court of the People’s Republic of China, the party concerned shall directly apply to the intermediate people’s court in the place where the person subjected to enforcement has his domicile or where his property is located. The people’s court shall handle the matter in accordance with international treaties concluded or acceded to by the People’s Republic of China or in accordance with the principle of reciprocity.

King & Wood Mallesons, our counsel as to Australian law, has advised us that there is uncertainty as to whether an Australian court would enforce a judgement rendered by a court in the U.S either in original actions or in actions for enforcement of judgments of U.S. courts, of civil liabilities predicated on U.S. federal securities laws. In addition, there is uncertainty as to whether these courts would recognize or enforce judgments of U.S. courts against us or such persons predicated upon the civil liability provisions of the securities laws of the United States. There are no treaties between Australia and the United States that would affect the recognition or enforcement of foreign judgments in Australia.

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As judgments of U.S. courts (whether or not such judgments relate to United States federal securities laws) are not automatically enforceable in Australia, and will require a further judgment from a local Australian court. An Australian court may find that such judgments may or may not be enforceable in Australia depending on certain circumstances, including, among others, whether the relevant proceedings were commenced within the relevant limitation period, whether such judgments are contrary to local public policy, statute, rules of natural justice or general principles of fairness or are obtained by fraud, are for an interim remedy (such as an injunction), whether the parties to the Australian proceedings are identical parties and in the same interest as the parties in the foreign proceedings, if the U.S. judgement was rendered by a court that did not have jurisdiction according to the private international law rules of the local court, if the judgement is subject to appeal, dismissal, reversal, setting aside or stay of execution in the court which gave the judgment or otherwise not final and conclusive before that court, involve multiple or punitive damages, are in respect of taxes or any revenue law (including for any fiscal penalty) or fine or other penalty or foreign governmental interests or where there has been a prior judgment in another court between the same parties concerning the same issues as are dealt with in the judgment.

It may not be possible for investors to bring an original action in an Australian court to enforce civil liabilities against us where the original action is based solely upon United States securities law.

UNDERWRITING

We will enter into an underwriting agreement with Univest Securities, LLC (the “Representative”). The Representative may retain other brokers or dealers to act as sub-agents on its behalf in connection with this offering and may pay any sub-agent a solicitation fee with respect to any securities placed by it. Subject to the terms and conditions of the underwriting agreement, the underwriters named below have agreed to purchase, and we have agreed to sell to them, the number of our Ordinary Shares at the initial public offering price, less the underwriting discounts, as set forth on the cover page of this prospectus and as indicated below:

Name	Number of Ordinary Shares

Univest Securities, LLC

Total

A copy of the underwriting agreement will be filed as an exhibit to the registration statement of which this prospectus is part.

The underwriters are offering the shares subject to their acceptance of the shares from us and subject to prior sale. The underwriting agreement provides that the obligations of the underwriters to pay for and accept delivery of the shares offered by this prospectus are subject to the approval of certain legal matters by their counsel and to certain other conditions. The underwriters are obligated to take and pay for all of the shares offered by this prospectus if any such shares are taken. However, the underwriters are not required to take or pay for the shares covered by the underwriters’ over-allotment option described below.

Over-Allotment Option

We have granted to the Representative a 45-day option from the date of this prospectus to purchase up to an aggregate of additional ordinary shares (equal to 15% of the number of ordinary shares sold in the offering), in any combination thereof, at the public offering price listed on the cover page of this prospectus per share, less underwriting discounts, and commissions.

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Discounts and Expenses

The underwriters have advised us that they propose to offer the Ordinary Shares to the public at the public offering price set forth on the cover page of this prospectus and to certain dealers at that price less a concession not in excess of $       per Ordinary Share. The underwriters may allow, and certain dealers may re-allow, a discount from the concession not in excess of $ per Ordinary Share to certain brokers and dealers. After this Offering, the public offering price, concession, and reallowance to dealers may be changed by the Representative. No such change shall change the amount of proceeds to be received by us as set forth on the cover page of this prospectus. The Ordinary Shares are offered by the underwriters as stated herein, subject to receipt and acceptance by them and subject to their right to reject any order in whole or in part. The underwriters have informed us that they do not intend to confirm sales to any accounts over which they exercise discretionary authority.

		Per Share		Total Without Over-Allotment Option		Total With Full Over-Allotment Option
Initial public offering price	$		$		$
Underwriting fees and commissions
Proceeds to us, before expenses	$		$		$

(1)	Represents an underwriting discount equal to (i) seven percent (7%) per Ordinary Share, which is the underwriting discount we have agreed to pay for sales to investors in this offering except for investors identified by us within the limit of $ . The fees do not include the Representative’s Warrants or expense reimbursement provisions described below.

We have agreed to reimburse the Representative up to a maximum of $250,000 for out-of-pocket accountable expenses, provided that any expense over $5,000 shall require the prior written approval of the Company, including: (i) all reasonable travel and lodging expenses incurred by the Representative and its counsel in connection with visits to, and examinations of, our Company; (ii) background check on the Company’s principal shareholders, directors, and officers; (iii) the costs of all mailing and printing of the prospectuses and all amendments, supplements, and exhibits thereto, and as many preliminary and final prospectuses as the Underwriter may reasonably deem necessary; (iv) the fees and expenses of the transfer agent for such Ordinary Shares; and (v) the reasonable cost for roadshow meetings and preparation of a PowerPoint presentation.

We paid an expense deposit of $20,000 to the Representative fifteen (15) days after the execution of the engagement letter between us and the Representative dated October 31, 2022 (the “Engagement Letter”), and an additional $30,000 fifteen (15) days after the Company’s first filing with the SEC, for the Representative’s anticipated out-of-pocket expenses; any expense deposits will be returned to us to the extent the Representative’s out-of-pocket accountable expenses are not actually incurred in accordance with FINRA Rule 5110(g)(4)(A).

We estimate that the total expenses of the offering payable by us, excluding the underwriting discounts, will be approximately $       .

The foregoing does not purport to be a complete statement of the terms and conditions of the underwriting agreement and subscription agreement. The underwriting agreement and a form of subscription agreement are included as exhibits to the registration statement of which this prospectus forms a part.

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Representative’s Warrants

We have agreed to issue to the Representative warrants to purchase the number of Ordinary Shares in the aggregate equal to five percent (5%) of the aggregate number of Ordinary Shares sold in the Offering. The warrants will be exercisable at any time, and from time to time, in whole or in part, during the period commencing 180 days from the date of the commencement of the sale of the ordinary shares, which period shall not extend further than five years from the effective date of the offering in compliance with FINRA Rule 5110(g)(8)(A). The warrants are exercisable at a per share price equal to 110% of the public offering price per share in the offering. The warrants are also exercisable on a cashless basis. The warrants have been deemed compensation by FINRA and are therefore subject to a 180-day lock-up pursuant to Rule 5110(e)(1)(A) of FINRA. Neither our Representative, nor permitted assignees under Rule 5110(e)(1)(A), will sell, transfer, assign, pledge, or hypothecate these warrants or the securities underlying these warrants, nor will they engage in any hedging, short sale, derivative, put, or call transaction that would result in the effective economic disposition of the warrants or the underlying securities for a period of 180 days from the date of the commencement of the sale of the public securities in the offering. In addition, the warrants provide for registration rights upon request, in certain cases. The piggyback registration right will be seven years from the effective date of the offering in compliance with FINRA Rule 5110(g)(8)(D). We will bear all fees and expenses attendant to registering the securities issuable on exercise of the warrants other than underwriting commissions incurred and payable by the holders. The exercise price and number of shares issuable upon exercise of the warrants may be adjusted in certain circumstances including in the event of a stock dividend, extraordinary cash dividend or our recapitalization, reorganization, merger or consolidation. The warrant exercise price and/or underlying shares may also be adjusted for issuances of ordinary shares at a price below the warrant exercise price.

Right of First Refusal

We have agreed to grant the Representative, for the 18-month period following the closing date of this Offering, a right of first refusal to provide investment banking services to the Company on an exclusive basis in all matters for which investment banking services are sought by the Company (such right, the “Right of First Refusal”), which right is exercisable in the Representative’s sole discretion. For these purposes, investment banking services shall include, (a) acting as lead or joint-lead manager for any underwritten public offering; (b) acting as lead or joint bookrunner and/or lead or joint placement agent, initial purchaser in connection with any private offering of securities of the Company. The Representative shall notify us of its intention to exercise its Right of First Refusal within 15 business days following notice in writing by us. The Right of First Refusal granted hereunder may be terminated by the Company for “cause”. which is defined as a material breach by Univest of the Underwriting Agreement or a material failure by Univest to provide the services as contemplated by the Underwriting Agreement.

Tail Financing

Univest will be entitled to its accountable expenses, a cash fee equal to seven percent (7.0%) of the gross proceeds received by the Company from the sale of any equity, debt, and/or equity derivative instruments to any investor introduced by Univest to the Company, as well as the same warrant coverage as set forth under “-Representative’s Warrants” below, through April 30, 2025 (“Tail Period”) if the Engagement Period is not extended for additional six (6) months, or through October 31, 2025 if the Engagement Period is extended for additional six (6) months, in connection with any public or private financing or capital raise (“Tail Financing”) which is consummated at any time during the Tail Period, provided that such Tail Financing is by a party introduced to the Company regarding an offering. This provision will not apply if the Underwriting Agreement is terminated due to Univest’s material breach of the Underwriting Agreement or its material failure to provide the underwriting services contemplated therein, which termination will eliminate the obligation of the Company to pay the Tail Fee.

Indemnification

We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act and liabilities arising from breaches of representations and warranties contained in the underwriting agreement, or to contribute to payments that the underwriters may be required to make in respect of those liabilities.

Lock-Up Agreements

Our officers, directors, and shareholders holding 5% or more of the issued and outstanding Ordinary Shares have agreed, subject to certain exceptions, to a 180-day lock-up period from the date of this prospectus, with respect to the Ordinary Shares that they beneficially own, including the issuance of shares upon the exercise of convertible securities and options that may be currently outstanding or which may be issued. This means that, for a period of six months following the date of this prospectus, such persons may not offer, sell, pledge or otherwise dispose of these securities without the prior written consent of the underwriters or as otherwise agreed.

The Representative has no present intention to waive or shorten the lock-up period; however, the terms of the lock-up agreements may be waived at its discretion. In determining whether to waive the terms of the lock-up agreements, the Representative may base its decision on its assessment of the relative strengths of the securities markets and companies similar to ours in general, and the trading pattern of, and demand for, our securities in general.

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Listing

We intend to apply to list our Ordinary Shares on the Nasdaq Capital Market under the symbol “              .” We make no representation that such application will be approved or that our Ordinary Shares will trade on such market either now or at any time in the future. However, we will not complete this Offering unless we are so listed.

Electronic Offer, Sale and Distribution

A prospectus in electronic format may be made available on websites or through other online services maintained by the underwriters or selling group members, if any, or by their affiliates, and the underwriters may distribute prospectus electronically. The underwriters may agree to allocate a number of Ordinary Shares to selling group members for sale to their online brokerage account holders. The Ordinary Shares to be sold pursuant to internet distributions will be allocated on the same basis as other allocations. Other than the prospectus in electronic format, the information on, or that can be accessed through, these websites and any information contained in any other website maintained by these entities is not part of, and is not incorporated by reference into, this prospectus or the registration statement of which this prospectus forms a part, has not been approved and/or endorsed by us or the underwriters, and should not be relied upon by investors.

In connection with this Offering, certain of the underwriters or securities dealers may distribute prospectuses by electronic means, such as e-mail.

Passive Market Making

Any underwriter who is a qualified market maker on Nasdaq may engage in passive market making transactions on Nasdaq, in accordance with Rule 103 of Regulation M under the Exchange Act, during a period before the commencement of offers or sales of the shares and extending through the completion of the distribution. Passive market makers must comply with applicable volume and price limitations and must be identified as a passive market maker. In general, a passive market maker must display its bid at a price not in excess of the highest independent bid for such security. If all independent bids are lowered below the passive market maker’s bid, however, the passive market maker’s bid must then be lowered when certain purchase limits are exceeded.

Pricing of this Offering

Prior to this Offering, there has been no public market for our Ordinary Shares. The initial public offering price for our Ordinary Shares will be determined through negotiations between us and the Representative. Among the factors to be considered in these negotiations will be prevailing market conditions, our financial information, market valuations of other companies that we and the Representative believe to be comparable to us, estimate of our business potential and earning prospects, the present state of our development and other factors deemed relevant. The initial public offering price of our Ordinary Shares in this Offering does not necessarily bear any direct relationship to the assets, operations, book or other established criteria of value of our Company.

Potential Conflicts of Interest

The underwriters and their affiliates may, from time to time, engage in transactions with and perform services for us in the ordinary course of their business for which they may receive customary fees and reimbursement of expenses. In the ordinary course of their various business activities, the underwriters and their affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own accounts and for the accounts of their customers and such investment and securities activities may involve securities and/or instruments of our Company. The underwriters and their affiliates may also make investment recommendations and/or publish or express independent research views in respect of such securities or instruments and may at any time hold, or recommend to customers that they acquire, long and/or short positions in such securities and instruments.

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Selling Restrictions

Other than in the United States, no action may be taken, and no action has been taken, by us or the underwriters that would permit a public offering of the Ordinary Shares offered by, or the possession, circulation or distribution of, this prospectus in any jurisdiction where action for that purpose is required. The Ordinary Shares offered by this prospectus may not be offered or sold, directly or indirectly, nor may this prospectus or any other offering material or advertisements in connection with the offer and sale of any such shares be distributed or published in any jurisdiction, except under circumstances that will result in compliance with the applicable rules and regulations of that jurisdiction. Persons into whose possession this prospectus comes are advised to inform themselves about and to observe any restrictions relating to the Offering and the distribution of this prospectus. This prospectus does not constitute an offer to sell or a solicitation of an offer to buy any Ordinary Shares offered by this prospectus in any jurisdiction in which such an offer or a solicitation is unlawful.

In addition to the offering of the Ordinary Shares in the United States, the underwriters may, subject to applicable foreign laws, also offer the Ordinary Shares in certain countries.

Price Stabilization, Short Positions, and Penalty Bids

Until the distribution of the Ordinary Shares offered by this prospectus is completed, rules of the SEC may limit the ability of the underwriters to bid for and to purchase our Ordinary Shares. As an exception to these rules, the underwriters may engage in transactions effected in accordance with Regulation M under the Exchange Act that are intended to stabilize, maintain or otherwise affect the price of our Ordinary Shares. The underwriters may engage in over-allotment sales, syndicate covering transactions, stabilizing transactions and penalty bids in accordance with Regulation M.

●	Stabilizing transactions consist of bids or purchases made by the managing underwriter for the purpose of preventing or slowing a decline in the market price of our securities while this offering is in progress.

●	Short sales and over-allotments occur when the managing underwriter, on behalf of the underwriting syndicate, sells more of our shares than they purchase from us in this Offering. In order to cover the resulting short position, the managing underwriter may exercise the over-allotment option described above and/or may engage in syndicate covering transactions. There is no contractual limit on the size of any syndicate covering transaction. The underwriters will deliver a prospectus in connection with any such short sales. Purchasers of shares sold short by the underwriters are entitled to the same remedies under the federal securities laws as any other purchaser of units covered by the registration statement.

●	Syndicate covering transactions are bids for or purchases of our securities on the open market by the managing underwriter on behalf of the underwriters in order to reduce a short position incurred by the managing underwriter on behalf of the underwriters.

●	A penalty bid is an arrangement permitting the managing underwriter to reclaim the selling concession that would otherwise accrue to an underwriter if the Ordinary Shares originally sold by the underwriter were later repurchased by the managing underwriter and therefore were not effectively sold to the public by such underwriter.

Stabilization, syndicate covering transactions and penalty bids may have the effect of raising or maintaining the market price of our Ordinary Shares or preventing or delaying a decline in the market price of our Ordinary Shares. As a result, the price of our Ordinary Shares may be higher than the price that might otherwise exist in the open market.

Neither we nor the underwriters make any representation or prediction as to the effect that the transactions described above may have on the prices of our Ordinary Shares. These transactions may occur on Nasdaq or on any trading market. If any of these transactions are commenced, they may be discontinued without notice at any time.

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Notice to Prospective Investors in Switzerland

The Ordinary Shares may not be publicly offered directly or indirectly in or into Switzerland within the meaning of the Swiss Financial Services Act (“FinSA”), except under the following exemptions under the FinSA:

(i)	to any investor that qualifies as a professional client within the meaning of the FinSA;

(ii)	to fewer than 500 investors (other than professional clients within the meaning of the FinSA);

(iii)	in any other circumstances falling within article 36 of the FinSA;

provided, in each case, that no such offer of the Ordinary Shares referred to in (i) through (iii) above shall require the publication of a prospectus pursuant to the FinSA.

The Ordinary Shares will not be listed or admitted to trading on any trading venue in Switzerland. Neither this document nor any other offering or marketing material relating to the Ordinary Shares constitutes a prospectus pursuant to the FinSA, and neither this document nor any other offering or marketing material relating to the Ordinary Shares, the Offering or the Company may be distributed or otherwise made available in Switzerland in a manner which would require the publication of a prospectus pursuant to the FinSA in Switzerland.

Notice to Prospective Investors in the European Economic Area and the United Kingdom

In relation to each Member State of the European Economic Area and the United Kingdom (each a “Relevant State”), no Ordinary Shares have been offered or will be offered pursuant to the offering to the public in that Relevant State prior to the publication of a prospectus in relation to the Ordinary Shares which has been approved by the competent authority in that Relevant State or, where appropriate, approved in another Relevant State and notified to the competent authority in that Relevant State, all in accordance with the Prospectus Regulation), except that offers of Ordinary shares may be made to the public in that Relevant State at any time under the following exemptions under the Prospectus Regulation:

●	to any legal entity which is a qualified investor as defined under the Prospectus Regulation;

●	to fewer than 150 natural or legal persons (other than qualified investors as defined under the Prospectus Regulation), subject to obtaining the prior consent of the representatives for any such offer; or

●	in any other circumstances falling within Article 1(4) of the Prospectus Regulation;

provided that no such offer of the Ordinary Shares shall require the Company or any underwriter to publish a prospectus pursuant to Article 3 of the Prospectus Regulation or supplement a prospectus pursuant to Article 23 of the Prospectus Regulation. Neither we nor the Representative of the underwriters named above have authorized, nor do they authorize, the making of any offer of shares in circumstances in which an obligation arises for us or the underwriters to publish a prospectus for such offer pursuant to Article 3 of the Prospectus Regulation or supplement a prospectus pursuant to Article 23 of the Prospectus Regulation.

Each person in a Relevant State who initially acquires any Ordinary Shares or to whom any offer is made will be deemed to have represented, acknowledged and agreed to and with the Company and each of the underwriters that it is a “qualified investor” within the meaning of the Prospectus Regulation.

In the case of any Ordinary Shares being offered to a financial intermediary as that term is used in Article 5(1) of the Prospectus Regulation, each such financial intermediary will be deemed to have represented, acknowledged and agreed that the Ordinary Shares acquired by it in the offer have not been acquired on a non-discretionary basis on behalf of, nor have they been acquired with a view to their offer or resale to, persons in circumstances which may give rise to an offer to the public other than their offer or resale in a Relevant State to qualified investors, in circumstances in which the prior consent of the representatives has been obtained to each such proposed offer or resale.

The Company, the underwriters and their affiliates will rely upon the truth and accuracy of the foregoing representations, acknowledgements and agreements.

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For the purposes of this provision, the expression an “offer to the public” in relation to any Ordinary Shares in any Relevant State means the communication in any form and by any means of sufficient information on the terms of the offer and any Ordinary Shares to be offered so as to enable an investor to decide to purchase or subscribe for any Ordinary Shares, and the expression “Prospectus Regulation” means Regulation (EU) 2017/1129.

References to the Prospectus Regulation includes, in relation to the United Kingdom, the Prospectus Regulation as it forms part of UK domestic law by virtue of the European Union (Withdrawal) Act 2018.

The above selling restriction is in addition to any other selling restrictions set out below.

In connection with this Offering, the underwriters are not acting for anyone other than the issuer and will not be responsible to anyone other than the issuer for providing the protections afforded to their clients nor for providing advice in relation to this Offering.

United Kingdom

This document is for distribution only to persons who (i) have professional experience in matters relating to investments and who qualify as investment professionals within the meaning of Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (as amended, the “Financial Promotion Order”), (ii) are persons falling within Article 49(2)(a) to (d) (“high net worth companies, unincorporated associations etc.”) of the Financial Promotion Order, (iii) are outside the United Kingdom, or (iv) are persons to whom an invitation or inducement to engage in investment activity (within the meaning of Section 21 of the Financial Services and Markets Act 2000, as amended (“FSMA”)) in connection with the issue or sale of any securities may otherwise lawfully be communicated or caused to be communicated (all such persons together being referred to as “relevant persons”). This document is directed only at relevant persons and must not be acted on or relied on by persons who are not relevant persons. Any investment or investment activity to which this document relates is available only to relevant persons and will be engaged in only with relevant persons.

Notice to Prospective Investors in Hong Kong

The contents of this prospectus have not been reviewed by any regulatory authority in Hong Kong. You are advised to exercise caution in relation to the offer. If you are in any doubt about any of the contents of this prospectus, you should obtain independent professional advice. Please note that (i) our Ordinary Shares may not be offered or sold in Hong Kong, by means of this prospectus or any document other than to “professional investors” within the meaning of Part I of Schedule 1 of the Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong) (the “SFO”) and any rules made thereunder, or in other circumstances which do not result in the document being a “prospectus” within the meaning of the Companies (Winding Up and Miscellaneous Provisions) Ordinance (Chapter 32 of the Laws of Hong Kong) (the “C(WUMP)O”) or which do not constitute an offer or invitation to the public for the purpose of the C(WUMP)O or the SFO, and (ii) no advertisement, invitation or document relating to our shares may be issued or may be in the possession of any person for the purpose of issue (in each case whether in Hong Kong or elsewhere), which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the securities laws of Hong Kong) other than with respect to the shares which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” within the meaning of the SFO and any rules made thereunder.

Notice to Prospective Investors in the Mainland China

This prospectus may not be circulated or distributed in Mainland China and the Ordinary Shares may not be offered or sold and will not offer or sell to any person for re-offering or resale directly or indirectly to any resident of Mainland China except pursuant to applicable laws, rules and regulations of Mainland China.

Notice to Prospective Investors in Taiwan, the Republic of China

The Ordinary Shares have not been and will not be registered with the Financial Supervisory Commission of Taiwan, the Republic of China, pursuant to relevant securities laws and regulations and may not be offered or sold in Taiwan through a public offering or in any manner which would constitute an offer within the meaning of the Securities and Exchange Act of Taiwan or would otherwise require registration with or the approval of the Financial Supervisory Commission of Taiwan.

148

Notice to Prospective Investors in Australia

This prospectus is not a disclosure document under Chapter 6D of the Australian Corporations Act, has not been lodged with the Australian Securities and Investments Commission and does not purport to include the information required of a disclosure document under Chapter 6D of the Australian Corporations Act. The Ordinary Shares may not be offered or sold in Australia in any manner that would require disclosure, or would otherwise not comply with, the requirements under the Australian Corporations Act.

EXPENSES RELATING TO THIS OFFERING

Set forth below is an itemization of the total expenses, excluding placement discounts and commissions, that we expect to incur in connection with this offering. With the exception of the SEC registration fee, the FINRA filing fee and the Nasdaq Capital Market listing fee, all amounts are estimates.

Amount
Securities and Exchange Commission Registration Fee	$
Nasdaq Capital Market Listing Fee	$
FINRA Filing Fee	$
Legal Fees and Expenses	$
Accounting Fees and Expenses	$
Printing and Engraving Expenses	$
Transfer agent fees and expenses
Miscellaneous Expenses	$
Total	$

We will bear these expenses. The underwriting discounts will be borne by us.

LEGAL MATTERS

The validity of the Ordinary Shares offered hereby will be opined upon for us by Ogier. Sichenzia Ross Ference LLP is acting as counsel to our Company regarding U.S. securities law matters. Carmel, Milazzo & Feil LLP is acting as counsel to the Underwriter. Certain legal matters as to Swiss, HK SAR, the PRC and Australia law will be passed upon for us by VISCHER AG, Chungs Lawyers, Beijing DeHeng Law Office and King & Wood Mallesons. Sichenzia Ross Ference LLP may rely upon VISCHER AG, Chungs Lawyers, Beijing DeHeng Law Office and King & Wood Mallesons with respect to matters governed by Swiss, HK SAR, the PRC and Australia law, respectively.

The current address for Sichenzia Ross Ference LLP is 1185 Avenue of the Americas, 31st Floor, New York, NY 10036. The current address of Ogier is 11th Floor, Central Tower, 28 Queen’s Road Central, Central, Hong Kong. The current address of Carmel, Milazzo & Feil LLP is 55 West 39th Street, 18th Floor, New York, NY 10018. The current address of VISCHER AG is Aeschenvorstadt 4, CH-4010 Basel, Switzerland. The current address of Chungs Lawyers is 28/F, Henley Building, 5 Queen’s Road Central, Hong Kong. The current address of Beijing DeHeng Law Office is 12/F, Tower B, Focus Place, No.19 Finance Street, Beijing, P.R. China 100033. The current address of King & Wood Mallesons is Level 30, QV1 Building, 250 St Georges Terrace, Perth WA 6000.

EXPERTS

The consolidated financial statements for the fiscal years ended April 30, 2022 and 2021, as set forth in this prospectus and elsewhere in the registration statement have been so included in reliance on the report of WWC.P.C., an independent registered public accounting firm, given on their authority as experts in accounting and auditing. The office of WWC.P.C. is located at 2010 Pioneer Court, San Mateo, CA 94403.

149

INTERESTS OF NAMED EXPERTS AND COUNSEL

No expert or counsel named in this prospectus as having prepared or certified any part of this prospectus or having given an opinion upon the validity of the securities being registered or upon other legal matters in connection with the registration or offering of the Ordinary Shares was employed on a contingency basis, or had, or is to receive, in connection with the offering, a substantial interest, direct or indirect, in the registrant. Nor was any such person connected with the registrant as a promoter, managing or principal Underwriter, voting trustee, director, officer, or employee.

DISCLOSURE OF COMMISSION POSITION ON INDEMNIFICATION

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers or persons controlling us, we have been advised that it is the SEC’s opinion that such indemnification is against public policy as expressed in such act and is, therefore, unenforceable.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

We have filed with the SEC a registration statement on Form F-1 under the Securities Act with respect to the Ordinary Shares offered hereby. This prospectus, which constitutes a part of the registration statement, does not contain all of the information set forth in the registration statement or the exhibits filed therewith. For further information about us and the Ordinary Shares offered hereby, reference is made to the registration statement and the exhibits filed therewith. Statements contained in this prospectus regarding the contents of any contract or any other document that is filed as an exhibit to the registration statement are not necessarily complete, and in each instance we refer you to the copy of such contract or other document filed as an exhibit to the registration statement. However, statements in the prospectus contain the material provisions of such contracts, agreements and other documents. We currently do not file periodic reports with the SEC. Upon the closing of our initial public offering, we will be required to file periodic reports and other information with the SEC pursuant to the Exchange Act. A copy of the registration statement and the exhibits filed therewith may be inspected without charge at the public reference room maintained by the SEC, located at 100 F Street, NE, Washington, DC 20549, and copies of all or any part of the registration statement may be obtained from that office. Please call the SEC at 1-800-SEC-0330 for further information about the public reference room. The SEC also maintains a website that contains reports, information statements and other information regarding registrants that file electronically with the SEC. The address of the website is www.sec.gov.

150

BIOLINGUS (CAYMAN) LIMITED

INDEX TO AUDITED CONSOLIDATED FINANCIAL STATEMENTS

F-1

To:	The Board of Directors and Shareholders of
BioLingus (Cayman) Limited

Report of Independent Registered Public Accounting Firm

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of BioLingus (Cayman) Limited and its subsidiaries (collectively the “Company”) as of April 30, 2022 and 2021, and the related consolidated statements of operations and comprehensive loss, changes in shareholders’ deficit, and cash flows for each of the years in the two-year period ended April 30, 2022, and the related notes (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of April 30, 2022 and 2021, and the results of its operations and its cash flows for each of the years in the two-year period ended April 30, 2022, in conformity with accounting principles generally accepted in the United States of America.

Emphasis of Matter – Going Concern

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the financial statements, the Company had a working capital deficit, has incurred a net loss, had an accumulated deficit and its net cash outflows from operating activities which raises substantial doubt about its ability to continue as a going concern. Management’s plan in regard to these matters are described in Note 1. These financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ WWC, P.C.

WWC, P.C.

Certified Public Accountants

PCAOB ID No.1171

San Mateo, California

March 28, 2023

We have served as the Company’s auditor since October 28, 2022.

F-2

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To:	The Board of Directors and Shareholders of
BioLingus (Cayman) Limited

Results of Review of Interim Financial Information

We have reviewed the condensed consolidated balance sheets of BioLingus (Cayman) Limited and its subsidiaries (collectively the “Company”) as of October 31, 2022, and the related condensed consolidated statements of operations and comprehensive income (loss), statements of shareholders’ deficit, and statements of cash flows for the six-month periods ended October 31, 2022 and 2021, and the related notes (collectively referred to as the “interim financial statements”). Based on our reviews, we are not aware of any material modifications that should be made to the accompanying interim financial statements for them to be in conformity with accounting principles generally accepted in the United States of America.

We have previously audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated balance sheets of the Company as of April 30, 2022 and 2021, and the related statements of operations and comprehensive loss, statements of shareholders’ deficit, and statements of cash flows for the years then ended (not presented herein), and in our report dated March 28, 2023, we expressed an unqualified opinion on those financial statements. In our opinion, the information set forth in the accompanying consolidated balance sheet as of April 30, 2022 and 2021, is fairly stated, in all material respects, in relation to the balance sheet from which it has been derived. Our opinion indicated that there was substantial doubt that the Company may continue as a going concern. As of the date of this report that doubt still exists.

Basis for Review Results

These interim financial statements are the responsibility of the Company’s management. We conducted our review in accordance with the standards of the PCAOB. A review of interim financial information consists principally of applying analytical procedures and making inquiries of persons responsible for financial and accounting matters. It is substantially less in scope than an audit conducted in accordance with standards of the PCAOB, the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

/s/ WWC, P.C.

WWC, P.C.

Certified Public Accountants

PCAOB ID No. 1171

San Mateo, California

March 28, 2023

We have served as the Company’s auditor since October 28, 2022.

F-3

BIOLINGUS (CAYMAN) LIMITED

AUDITED CONSOLIDATED BALANCE SHEETS

AS OF APRIL 30, 2022 and 2021

(Stated in US Dollars)

	2022	2021
ASSETS

Cash and cash equivalents	$157,925	$112,805
Deposits, prepayments and other receivables, net	66,822	136,924
Due from a related party	21,988	63,325
Total current assets	246,735	313,054

Right-of-use assets, operating leases	90,900	367,367
TOTAL ASSETS	$337,635	$680,421

LIABILITIES AND SHAREHOLDERS’ DEFICIT

Accruals and other payables	504,749	838,977
Due to related parties	3,775,538	3,529,415
Lease liabilities - current	71,051	227,616
Convertible component in convertible loans	62,726	71,997
Convertible loans	1,114,476	-
Total current liabilities	5,528,540	4,668,005

Accruals – non-current	885,152	-
Convertible loans – non-current	1,583,816	2,305,799
Lease liabilities – non-current	19,849	139,751
Total non-current liabilities	2,488,817	2,445,550

TOTAL LIABILITIES	$8,017,357	$7,113,555

Commitments and contingencies

SHAREHOLDERS’ DEFICIT
Ordinary share, par value $0.000001, 20,000,000,000 shares authorized; 10,000,000 shares issued and outstanding as of April 30, 2022 and 2021	$10	$10
Additional paid-in capital	118	118
Accumulated deficit	(7,761,692)	(6,385,100)
Accumulated other comprehensive income (loss)	81,842	(48,162)
Total Shareholders’ Deficit	(7,679,722)	(6,433,134)

TOTAL LIABILTIES AND SHAREHOLDERS’ DEFICIT	$337,635	$680,421

The accompanying notes are an integral part of these audited consolidated financial statements.

F-4

BIOLINGUS (CAYMAN) LIMITED

AUDITED CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS

FOR THE YEARS ENDED APRIL 30, 2022 and 2021

(Stated in US Dollars)

	2022	2021

Research and development expenses	$265,557	$360,465
General and administrative expenses	1,102,375	1,552,190
Total operating expenses	1,367,932	1,912,655

Operating loss	(1,367,932)	(1,912,655)

Other income	173,370	43,675

Financing expenses, net
Change in fair value of convertible component in convertible loans	18,102	(10,135)
Interest expenses	(200,132)	(109,743)
Total financing expenses, net	(182,030)	(119,878)

Loss before taxes	(1,376,592)	(1,988,858)

Provision for income taxes	-	-

Net loss	$(1,376,592)	$(1,988,858)

Other comprehensive loss
Foreign currency translation adjustment	130,004	(36,733)
Total comprehensive loss	$(1,246,588)	$(2,025,591)

Loss per share – Basic and diluted	$(0.14)	$(0.20)
Basic and diluted weighted average shares outstanding	10,000,000	10,000,000

The accompanying notes are an integral part of these audited consolidated financial statements.

F-5

BIOLINGUS (CAYMAN) LIMITED

AUDITED CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ DEFICIT

FOR THE YEARS ENDED APRIL 30, 2022 and 2021

(Stated in US Dollars)

				Accumulated
	Number		Additional	Other
	of	Ordinary	Paid-in	Comprehensive	Accumulated
	Shares	Shares	Capital	Loss	Deficit	Total

Balance, May 1, 2020	10,000,000	$10	$118	$(11,429)	$(4,396,242)	$(4,407,543)

Net loss	-	-	-	-	(1,988,858)	(1,988,858)
Foreign currency translation adjustment	-	-	-	(36,733)	-	(36,733)

Balance, April 30, 2021	10,000,000	$10	$118	$(48,162)	$(6,385,100)	$(6,433,134)

				Accumulated
	Number		Additional	Other
	of	Ordinary	Paid-in	Comprehensive	Accumulated
	Shares	Shares	Capital	(Loss) Income	Deficit	Total

Balance, May 1, 2021	10,000,000	$10	$118	$(48,162)	$(6,385,100)	$(6,433,134)

Net loss	-	-	-	-	(1,376,592)	(1,376,592)
Foreign currency translation adjustment	-	-	-	130,004	-	130,004

Balance, April 30, 2022	10,000,000	$10	$118	$81,842	$(7,761,692)	$(7,679,722)

The accompanying notes are an integral part of these audited consolidated financial statements.

F-6

BIOLINGUS (CAYMAN) LIMITED

AUDITED CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED APRIL 30, 2022 and 2021

(Stated in US Dollars)

	2022	2021

CASH FLOWS FROM OPERATING ACTIVITIES
Net loss	$(1,376,592)	$(1,988,858)
Adjustments to reconcile net loss to net cash used in operating activities:
Finance costs	199,009	109,138
Depreciation	156,846	222,496
Change in fair value of convertible component in convertible loans	(18,102)	10,135
Reversal of expected credit loss allowance	(490)	(28)
Changes in operating assets and liabilities:
Other receivables	68,731	(65,140)
Other payables	618,697	330,522
Operating lease liabilities	(156,846)	(222,496)
Net cash used in operating activities	(508,747)	(1,604,231)

CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from issuance of convertible loans	255,000	1,325,641
Advance from related parties	456,156	432,894
Advance to related parties	(135,970)	(143,372)
Net cash provided by financing activities	575,186	1,615,163

Net increase in cash and cash equivalents	66,439	10,932
Effect of foreign currency translation on cash and cash equivalents	(21,319)	83,434
Cash and cash equivalents, beginning of year	112,805	18,439
Cash and cash equivalents, end of year	$157,925	$112,805

Supplementary cash flow information:
Taxes paid	$-	$-
Interest paid	$1,123	$605

The accompanying notes are an integral part of these audited consolidated financial statements.

F-7

BIOLINGUS (CAYMAN) LIMITED

NOTES TO THE AUDITED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED APRIL 30, 2022 and 2021

(Stated in US Dollars)

NOTE 1 – ORGANIZATION AND PRINCIPAL ACTIVITIES

BioLingus (Cayman) Limited (“BL Cayman” or the “Company”) was incorporated in the Cayman Islands on August 8, 2018 as an investment holding company. The Company conducts its primary operations through its indirectly wholly owned subsidiaries BioLingus (Hong Kong) Limited (“BL HK”), BioLingus Beijing (“BL BJ”) and Biolingus IP GmbH (“BL Swiss”) which are incorporated and domiciled in Hong Kong (“HK SAR”), the mainland of the People’s Republic of China (the “PRC”) and Switzerland, respectively; BL HK, BL BJ and BL Swiss are biotech companies spearheading the development of oral (sublingual) and mucosal delivery of peptides and proteins for chronic diseases, such as diabetes, obesity, and inflammatory diseases via its innovative formulation technology.

The Company owns BioLingus (BVI) Limited (“BL BVI”) an investment holding company that was incorporated in the British Virgin Islands on August 2, 2019. The primary purpose of BL BVI is to hold BL HK.

The following is an organization chart of the Company and its subsidiaries:

GOING CONCERN

As of April 30, 2021, the Company had a working capital deficit of $4,354,951, has incurred a net loss of $1,988,858 and had an accumulated deficit of $6,385,100, and its net cash used in operating activities for the year ended April 30, 2021 was $1,604,231. These circumstances gave rise to substantial doubt that the Company would continue as a going concern subsequent to April 30, 2021. As of April 30, 2022, the Company had a working capital deficit of $5,281,805, has incurred a net loss of $1,376,592 and had an accumulated deficit $7,761,692 and its net cash used in operating activities for the year ended April 30, 2022 was $508,747; accordingly, as of the date of this report, there still exist substantial doubt that the Company will continue as going concern. To date, the Company has no product candidates approved for sale and therefore the Company has not generated any revenue from its products. The Company has not generated any revenue from collaboration or other agreements. Management expects operating loss and negative cash flows to continue for the foreseeable future, until such time, if ever, that it can generate significant sales from its product candidates currently in development or through collaboration or other agreements. The Company’s prospects are subject to risks and uncertainties frequently encountered by companies in the biotechnology industry as discussed in Note 2. Additionally, the Company plans to raise capital via private placement or public offering in the event that the Company does not have adequate liquidity to meet its current obligations.

F-8

GOING CONCERN (CONTINUED)

While the Company has been able to raise multiple rounds of financing, there can be no assurance that additional financing will be available on terms which are favorable or at all. Failure to generate sufficient cash flows from operations, raise additional capital or reduce certain discretionary spending would have a material adverse effect on the Company’s ability to achieve its intended business objectives.

The accompanying audited consolidated financial statements have been prepared assuming the Company will continue as a going concern, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. These audited consolidated financial statements do not include any adjustments relating to the recovery of the recorded assets or the classification of the liabilities that might be necessary should the Company be unable to continue as a going concern.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Method of accounting

The accompanying audited consolidated financial statements include the accounts of the Company and its subsidiaries (collectively the “Company”). Management has eliminated all significant inter-company balances and transactions in preparing the accompanying audited consolidated financial statements.

Management has prepared the accompanying audited consolidated financial statements and these notes in accordance to generally accepted accounting principles in the United States (“US GAAP”). The Company maintains its general ledger and journals with the accrual method accounting.

Principles of consolidation

The accompanying audited consolidated financial statements reflect the activities of the Company, and each of the following entities:

	Place of	Attributable equity	Registered/Issued
Name of Company	Incorporation	interest %	Capital
BioLingus (Cayman) Limited	Cayman Islands	100		$10
BioLingus (BVI) Limited	BVI	100		$1
BioLingus (Hong Kong) Limited	HK SAR	100	HK$	1,000
BioLingus (Beijing)	the PRC	100	HK$	30,000,000
Biolingus IP GmbH	Switzerland	100	CHF	20,000

Use of estimates

The preparation of the audited consolidated financial statements in conformity with accounting principles generally accepted in the United States of America (“U.S. GAAP”), requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the audited consolidated financial statements and the reported amounts of expenses during the reporting periods. Significant estimates include fair value estimates of derivative liabilities discussed in Note 7. Management makes these estimates using the best information available when the calculations are made; however, actual results could differ materially from those estimates.

F-9

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Risks and uncertainties

The Company is subject to risks and uncertainties common to early-stage companies in the biotechnology industry, including, but not limited to, development by competitors of new technological innovations, protection of proprietary technology, dependence on key personnel, compliance with government regulations and the need to obtain additional financing to fund operations. Product candidates currently under development will require significant additional research and development efforts, including extensive preclinical studies, clinical trials and regulatory approval prior to commercialization. These efforts require significant amounts of additional resources, adequate personnel, infrastructure and extensive compliance and reporting.

The Company’s product candidates are still in development and, to date, none of the Company’s product candidates have been approved for sale and, therefore, the Company has not generated any revenue from any of its products.

There can be no assurance that the Company’s research and development will be successfully completed, that adequate protection for the Company’s intellectual property will be obtained or maintained, that any products developed will obtain necessary government regulatory approval or that any approved products will be commercially viable. Even if the Company’s product development efforts are successful, it is uncertain when, if ever, the Company will generate any revenue from any of its products. The Company operates in an environment of rapid change in technology and substantial competition from other pharmaceutical and biotechnology companies.

The Company relies and expects to continue to rely on a small number of vendors to manufacture supplies and materials for its use in the clinical trial programs. These programs could be adversely affected by a significant interruption in these manufacturing services.

Accounting for the impairment of long-lived assets

The Company annually reviews its long-lived assets for impairment or whenever events or changes in circumstances indicate that the carrying amount of assets may not be recoverable. Impairment may become obsolete from a difference in the industry, introduction of new technologies, or if the Company has inadequate working capital to utilize the long-lived assets to generate adequate profits. Impairment is present if the carrying amount of an asset is less than its expected future undiscounted cash flows.

If an asset is considered impaired, a loss is recognized based on the amount by which the carrying amount exceeds the fair market value of the asset. Assets to be disposed of are reported lower the carrying amount or fair value fewer costs to selling.

Accrued research and development expenses

The Company has entered into various agreements with contract manufacturing organizations (“CMOs”) and contract research organizations (“CROs”). The Company’s research and development accruals are estimated based on the level of services performed, progress of the studies, including the phase or completion of events, and contracted costs. The estimated costs of research and development provided, but not yet invoiced, are included in other current liabilities on the consolidated balance sheets. If the actual timing of the performance of services or the level of effort varies from the original estimates, the Company will adjust the accrual accordingly. Payments made to CMOs and CROs under these arrangements in advance of the performance of the related services are recorded as deposits, prepayments and other receivables, net on the consolidated balance sheets until the services are rendered. Research and development expenses include laboratory research expense, employee benefit expense and other research expenses. All research and development costs are expensed as incurred.

General and administrative expenses

General and administrative expenses include employee benefit expense, depreciation and other office expenses.

Cash and cash equivalents

The Company considers cash, bank deposit and all highly liquid investments with original maturities of three months or less when purchased to be cash and cash equivalents. Cash consists primarily of cash in accounts held at financial institutions.

F-10

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Lease

Effective May 1, 2019, the Company adopted ASU 2016-02, “Leases” (Topic 842), and elected the practical expedients that do not require the Company to reassess: (1) whether any expired or existing contracts are, or contain, leases, (2) lease classification for any expired or existing leases and (3) initial direct costs for any expired or existing leases. For lease terms of twelve months or fewer, a lessee is permitted to make an accounting policy election not to recognize lease assets and liabilities. The Company also adopted the practical expedient that allows lessees to treat the lease and non-lease components of a lease as a single lease component.

Lease terms used to calculate the present value of lease payments generally do not include any options to extend, renew, or terminate the lease, as the Company does not have reasonable certainty at lease inception that these options will be exercised. The Company generally considers the economic life of its operating lease ROU assets to be comparable to the useful life of similar owned assets. The Company has elected the short-term lease exception, therefore operating lease ROU assets and liabilities do not include leases with a lease term of twelve months or less. Its leases generally do not provide a residual guarantee. The operating lease ROU asset also excludes lease incentives. Lease expense is recognized on a straight-line basis over the lease term.

As of April 30, 2022 and 2021, there were approximately $0.09 million and $0.37 million right of use (“ROU”) assets and approximately $0.09 million and $0.37 million lease liabilities based on the present value of the future minimum rental payments of leases, respectively. The Company’s management believes that using an interest rate of Company’s convertible loans at 8% (interest rate of convertible loans as mentioned in Note 7) was the most indicative rate of the Company’s borrowing cost for the calculation of the present value of the lease payments.

Derivatives

Derivative instruments are recognized on the balance sheet at their fair value, with changes in the fair value recognized as a component of financial expenses, net in the statements of income.

Once determined, derivative liabilities are adjusted to reflect fair value at each reporting period end, with any increase or decrease in the fair value being recorded in results of operations as an adjustment to fair value of derivatives.

Commitments and contingencies

From time to time, the Company is a party to various legal actions arising in the ordinary course of business. The majority of these claims and proceedings related to or arise from commercial disputes. The Company first determine whether a loss from a claim is probable, and if it is reasonable to estimate the potential loss. The Company accrues costs associated with these matters when they become probable, and the amount can be reasonably estimated. Legal costs incurred in connection with loss contingencies are expensed as incurred. Also, the Company disclose a range of possible losses, if a loss from a claim is probable but the amount of loss cannot be reasonably estimated, which is in line with the applicable requirements of Accounting Standard Codification 450. The Company’s management does not expect any liability from the disposition of such claims and litigation individually or in the aggregate would have a material adverse impact on the Company’s consolidated financial position, results of operations and cash flows.

Related parties

The Company adopted ASC 850, Related Party Disclosures, for the identification of related parties and disclosure of related party transactions.

F-11

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Foreign currency translation

The accompanying audited consolidated financial statements are presented in United States dollar (“$”). The functional currency of the Company is the Hong Kong dollar (“HK$”), the Chinese Yuan (“Renminbi” or “RMB”) and the swiss franc (“Confoederatio Helvetica Franc” or “CHF”). BL HK’s assets and liabilities are translated into $ from HK$ at year-end exchange rates. BL BJ and BL Swiss’s assets and liabilities are translated into $ from RMB and CHF, respectively. Their revenues and expenses are translated at the respective average exchange rate during the period. Capital accounts are translated at their historical exchange rates when the capital transactions occurred.

	2022	2021
Period-end $: HK$ exchange rate	7.8000	7.8000
Period average $: HK$ exchange rate	7.8000	7.8000
Period-end $: RMB exchange rate	6.6085	6.4741
Period average $: RMB exchange rate	6.4108	6.7123
Period-end $: CHF exchange rate	0.9742	0.9125
Period average $: CHF exchange rate	0.9226	0.9168

Adoption of new accounting standard

In May 2014, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) No. 2014-09, Revenue from Contracts with Customers (“ASC Topic 606”). ASU 2014-09 provides a single comprehensive revenue recognition framework and supersedes almost all existing revenue recognition guidance including industry-specific revenue guidance. Included in the new principle-based revenue recognition model are changes to the basis for determining the timing of revenue recognition. In addition, the standard expands and improves revenue disclosures. The Company adopted the new standard effective May 1, 2020, the first day of the Company’s fiscal year, using the modified retrospective approach. As part of the adoption of this standard, the Company was required to apply the standard to new contracts and those not completed as of the date of adoption.

In June 2016, the FASB issued ASU 2016-13, Financial Instruments—Credit Losses (Topic 326) to replace the incurred loss impairment methodology under U.S. GAAP. This ASU introduces a new accounting model, the Current Expected Credit Losses model (“CECL”), which could result in earlier recognition of credit losses and additional disclosures related to credit risk. The CECL model will require the Company to use a forward-looking expected credit loss impairment methodology for the recognition of credit losses for financial instruments at the time the financial asset is originated or acquired, and require a loss be incurred before it is recognized. The expected credit losses are adjusted each period for changes in expected lifetime credit losses. The new standard will apply to account receivable, contract assets and other financial instruments. This standard is effective for the Company for its fiscal year beginning after December 15, 2022. Adoption of ASU 2016-13 will be applied using a modified retrospective approach through a cumulative-effect adjustment to retained earnings as of the effective date. The Company early adopted ASU 326 effective May 1, 2020, the first day of the Company’s fiscal year. The adoption of ASU 326 did not have a material impact on the Company’s financial position, results of operations or cash flows.

Effective May 1, 2019, the Company adopted ASU 2016-02, “Leases” (Topic 842), and elected the practical expedients that do not require the Company to reassess: (1) whether any expired or existing contracts are, or contain, leases, (2) lease classification for any expired or existing leases and (3) initial direct costs for any expired or existing leases. For lease terms of twelve months or fewer, a lessee is permitted to make an accounting policy election not to recognize lease assets and liabilities. The Company also adopted the practical expedient that allows lessees to treat the lease and non-lease components of a lease as a single lease component.

Revenue recognition

The Company adopted ASC 606 “Revenue Recognition.” It recognizes revenue when control of the promised goods or services is transferred to customers, in an amount that reflects the consideration we expect to be entitled to in exchange for those goods or services. The Company recognizes revenue based on the consideration specified in the applicable agreement.

Revenue from contracts with customers is recognized using the following five steps:

1.	Identify the contract(s) with a customer;
2.	Identify the performance obligations in the contract;
3.	Determine the transaction price;
4.	Allocate the transaction price to the performance obligations in the contract; and
5.	Recognize revenue when (or as) the entity satisfies a performance obligation.

Generally, revenues are recognized when the Company has negotiated the terms of the transaction, which includes determining either the overall price, or price for each performance obligation in the form of a service or a product, the service or product has been delivered to the customer, no obligation is outstanding regarding that service or product, and the Company is reasonably assured that funds have been or will be collected from the customer.

A summary of each of the Company’s revenue streams under ASC 606 is as follows:

License income

License income is recognized on the straight-line basis over the license terms because the customer simultaneously receives and consumes the benefits provided by the Company.

Consultancy income

Revenue from the rendering of consultancy services is recognized over the scheduled period on the straight-line basis because the customer simultaneously receives and consumes the benefits provided by the Company.

In the opinion of the management, the forementioned income did not constitute as the principal activities of the Company and thus, was included in other income.

Expected credit loss

ASU No. 2016-13, Financial Instruments - Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments requires entities to use a current lifetime expected credit loss methodology to measure impairments of certain financial assets. Using this methodology will result in earlier recognition of losses than under the current incurred loss approach, which requires waiting to recognize a loss until it is probable of having been incurred. There are other provisions within the standard that affect how impairments of other financial assets may be recorded and presented, and that expand disclosures. The Company adopted the new standard effective May 1, 2020, the first day of the Company’s fiscal year and applied to accounts receivable and other financial instruments. The adoption of this guidance did not materially impact the net earning and financial position and has no impact on the cash flows.

F-12

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Retirement benefits

Retirement benefits in the form of mandatory government-sponsored defined contribution plans are charged to either expense as incurred.

Income taxes

The Company recognizes deferred income tax assets or liabilities for expected future tax consequences of events recognized in the audited consolidated financial statements or tax returns. Under this method, deferred income tax assets or liabilities are determined based upon the difference between the audited consolidated financial statement and income tax bases of assets and liabilities using enacted tax rates expected to apply when the differences settle or become realized. Valuation allowances are provided when it is more likely than not that a deferred tax asset is not realizable or recoverable in the future.

The Company determines that the tax position is more likely than not to be sustained and records the largest amount of benefit that is more likely than not to be realized when the tax position is settled. the Company recognizes interest and penalties, if any, related to uncertain tax positions in income tax expense.

Comprehensive income (loss)

The Company presents comprehensive income (loss) in accordance with ASC Topic 220, Comprehensive Income. ASC Topic 220 states that all items that are required to be recognized under accounting standards as components of comprehensive income (loss) be reported in the consolidated financial statements. The components of comprehensive income (loss) were the net income for the years and the foreign currency translation adjustments.

Loss per share

The Company computes loss per share following ASC Topic 260, “Earnings per share.” Basic loss per share is measured as the loss available to common shareholders divided by the weighted average common shares outstanding for the period. Diluted loss per share presents the dilutive effect on a per-share basis from the potential conversion of convertible securities or the exercise of options and or warrants; the dilutive impacts of potentially convertible securities are calculated using the as-if method; the potentially dilutive effect of options or warranties are computed using the treasury stock method. Potentially anti-dilutive securities (i.e., those that increase income per share or decrease loss per share) are excluded from diluted loss per share calculation. Accordingly, in periods of net loss, no potential shares are considered. Details refer to Note 12.

Segment reporting

ASC 280, “Segment Reporting”, establishes standards for reporting information about operating segments on a basis consistent with the Company’s internal organizational structure as well as information about geographical areas, business segments and major customers in financial statements for detailing the Company’s business segments. The Company operates and manages its business as one reportable and operating segment, which is the business of development of oral (sublingual) and mucosal delivery of peptides and proteins for chronic diseases, such as diabetes, obesity, and inflammatory diseases via its innovative formulation technology. The Company’s Chief Executive Officer, who is the chief operating decision maker, reviews financial information on an aggregate basis for purposes of allocating resources and evaluating financial performance.

F-13

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Financial instruments

The Company’s financial instruments, including cash and cash equivalents, deposits and other receivables, other payables, accrued liabilities and amounts due from (to) related parties, have carrying amounts that approximate their fair values due to their short maturities. ASC Topic 820, “Fair Value Measurement” requires disclosing the fair value of financial instruments held by the Company. ASC Topic 825, “Financial Instruments” defines fair value and establishes a three-level valuation hierarchy for disclosures of fair value measurement that enhances disclosure requirements for fair value measures. The carrying amounts reported in the audited consolidated balance sheets for cash and cash equivalents, other receivables, other payables, accrued liabilities and amounts due from (to) related parties, each qualify as financial instruments and are a reasonable estimate of their fair values because of the short period between the origination of such instruments and their expected realization and their current market rate of interest. The three levels of valuation hierarchy are defined as follows:

●	Level 1 - inputs to the valuation methodology used quoted prices for identical assets or liabilities in active markets.

●	Level 2 - inputs to the valuation methodology include quoted prices for similar assets and liabilities in active markets and information that are observable for the asset or liability, either directly or indirectly, for substantially the financial instrument’s full term.

●	Level 3 - inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The Company analyzes all financial instruments with features of both liabilities and equity under ASC 480, “Distinguishing Liabilities from Equity” and ASC 815.

Fair value measurements are required to be disclosed by the level within the fair value hierarchy in which the fair value measurements in their entirety fall. Fair value measurements using significant unobservable inputs (in level 3 measurements) are subject to expanded disclosure requirements including a reconciliation of the beginning and ending balances, separately presenting changes during the period attributable to the following: (i) total gains or losses for the period (realized and unrealized), (ii) segregating those gains or losses included in earnings, and (iii) a description of where those gains or losses included in earning are reported in the statement of operations.

The Company’s financial liabilities that are measured at fair value on a recurring basis by level within the fair value hierarchy are as follows:

	Balance as of April 30, 2022
	Level 1	Level 2	Level 3	Total
Liabilities:
Fair value of convertible component in convertible loans (Note 7)	-	-	62,726	62,726
Total liabilities	-	-	62,726	62,726

	Balance as of April 30, 2021
	Level 1	Level 2	Level 3	Total
Liabilities:
Fair value of convertible component in convertible loans (Note 7)	-	-	71,997	71,997
Total liabilities	-	-	71,997	71,997

F-14

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

The following table presents the changes in fair value of the level 3 liabilities for the years ended April 30, 2022 and 2021:

Changes in Fair Value
Liabilities:
Outstanding at May 1, 2020	$17,211
Fair value of issued level 3 liability	44,651
Changes in fair value	10,135
Outstanding at April 30, 2021	71,997
Fair value of issued level 3 liability	8,831
Changes in fair value	(18,102)
Outstanding at April 30, 2022	$62,726

Recent accounting pronouncements

In August 2020, the FASB issued ASU No. 2020-06, “Debt—Debt with Conversion and Other Options (Subtopic 470-20) and Derivatives and Hedging Contracts in Entity’s Own Equity (Subtopic 815-40): Accounting for Convertible Instruments and Contracts in an Entity’s Own Equity” (“ASU 2020-06”). ASU 2020-06 will simplify the accounting for convertible instruments by reducing the number of accounting models for convertible debt instruments and convertible preferred stock. Limiting the accounting models results in fewer embedded conversion features being separately recognized from the host contract as compared with current U.S. GAAP. Convertible instruments that continue to be subject to separation models are (1) those with embedded conversion features that are not clearly and closely related to the host contract, that meet the definition of a derivative, and that do not qualify for a scope exception from derivative accounting and (2) convertible debt instruments issued with substantial premiums for which the premiums are recorded as paid-in capital. ASU 2020-06 also amends the guidance for the derivatives scope exception for contracts in an entity’s own equity to reduce form-over-substance-based accounting conclusions. ASU 2020-06 will be effective for public companies for fiscal years beginning after December 15, 2023, including interim periods within those fiscal years. Early adoption is permitted, but no earlier than fiscal years beginning after December 15, 2020, including interim periods within those fiscal years. The Company is currently evaluating the impact that the adoption of this ASU will have on its consolidated financial statements and related disclosures.

In December 2019, the FASB issued ASU No. 2019-12, “Income Taxes (Topic 740)—Simplifying the Accounting for Income Taxes”, which simplify various aspects related to the accounting for income taxes. This ASU removes exceptions to the general principles in Topic 740 related to the approach for intraperiod tax allocation, the methodology for calculating income taxes in an interim period and the recognition of deferred tax liabilities for outside basis differences. For the Company, the amendments are effective for fiscal years beginning after December 15, 2021, and interim periods within fiscal years beginning after December 15, 2022. Early adoption is permitted. The Company is currently evaluating the impact that the adoption of this ASU will have on its consolidated financial statements and related disclosures.

NOTE 3 – RESEARCH AND DEVELOPMENT EXPENSES

	April 30,
	2022	2021
Laboratory research expense	$174,239	$315,508
Employee benefit expense	64,228	42,381
Miscellaneous expenses	27,090	2,576
Total	$265,557	$360,465

NOTE 4 – GENERAL AND ADMINISTRATIVE EXPENSES

	April 30,
	2022	2021
Employee benefit expense	$640,589	$753,893
Depreciation	156,846	222,496
Miscellaneous expenses	304,940	575,801
Total	$1,102,375	$1,552,190

NOTE 5 – DEPOSITS, PREPAYMENTS AND OTHER RECEIVABLES, NET

Deposits, prepayments and other receivables consist of the following:

	April 30,
	2022	2021
Deposits, prepayments and other receivables
Other receivables	$-	$154
Prepaid expenses	28,452	65,330
Deposit	35,524	67,159
Value-added tax recoverable	3,167	4,784
Less: allowance for expected credit loss	(321)	(503)
Total	$66,822	$136,924

F-15

NOTE 5 – DEPOSITS, PREPAYMENTS AND OTHER RECEIVABLES, NET (CONTINUED)

The movement of allowances for expected credit loss is as follow:

	April 30,
	2022	2021

Balance at beginning of the year	$(503)	$(671)
Reversal of provision	171	218
Effect of currency translation adjustment	11	(50)
Ending balance	$(321)	$(503)

NOTE 6 – LEASES

The Company has various operating leases for office and laboratory space. On May 1, 2019, the Company adopted Leases (Topic 842), using the modified-retrospective approach, and no right-of-use asset and lease liability was recognized as the Company did not have any existing contracts were, or contained, leases at the date of adoption. No cumulative-effect adjustment to retained earnings was required upon adoption of Topic 842. The lease agreements do not specify an explicit interest rate. The Company’s management believes that the convertible loans interest rate of 8% (as mentioned in Note 7) was the most indicative rate of the Company’s borrowing cost for the calculation of the present value of the lease payments.

As of April 30, 2022 and 2021, the right-of-use assets totaled $90,900, and $367,367, respectively.

As of April 30, 2022 and 2021, lease liabilities consist of the following:

	April 30,
	2022	2021

Lease liabilities - current portion	$71,051	$227,616
Lease liabilities - non-current portion	19,849	139,751
Total	$90,900	$367,367

During the years ended April 30, 2022 and 2021, the Company incurred total operating lease expenses of $212,563 and $302,552, respectively.

Other lease information is as follows:

	April 30,
	2022	2021

Weighted-average remaining lease term - operating leases	1.4 years	1.0 year
Weighted-average discount rate - operating leases	8.0%	8.0%

The following is a schedule of future minimum payments under operating leases as of April 30, 2022:

2023	$74,754
2024	20,623
Total lease payments	95,377
Less: imputed interest	(4,477)
Total operating lease liabilities, net of interest	$90,900

F-16

NOTE 7 –CONVERTIBLE LOANS

In June 2018 and August 2019, the Company entered into two Convertible Loan Agreements (the “First Batch CL Agreements”) with Ko Chang Wai Fong and Chih Lee Siow (together, the “First Batch Buyer”), respectively, of which Ko Chang Wai Fong is a related party of the Company as mentioned in Note 14. Under the First Batch CL Agreements, the First Batch Buyer agreed to purchase and the Company agreed to issue and sell, for up to an aggregate principal amount of $807 thousand, loans convertible ordinary shares of the Company (the “First Batch Loans”), which were received in cash by the Company. The First Batch CL Agreement provides that the First Batch Loans will bear an annual interest rate of five percent (5%) and that the conversion price per share equal 75% multiplied by the market price (as defined in the First Batch CL Agreements), representing a discount of 25%, and that each First Batch Loan will mature 27 and 12 months following the commencement date, respectively.

In August 2020, the First Batch CL Agreements were amended to provide that (i) the annual interest rate on the First Batch Loans should be changed to eight percent (8%) applicable from August 2020; and (ii) the First Batch Loans shall be extended to an extended maturity date in July 2023.

During the period from July 2020 to April 2022, the Company entered into additional five Convertible Loan Agreements (the “Second Batch CL Agreements”) with Hermsley Capital 1 Pty Ltd, Win Chance Holdings Limited and Shing Kong Limited (together, the “Second Batch Buyer”), of which Hermsley Capital 1 Pty Ltd is a related party of the Company as mentioned in Note 14. Under the Second Batch CL Agreements, the Second Batch Buyer agreed to purchase and the Company agreed to issue and sell, for up to an aggregate principal amount of $1,581 thousand, loans convertible ordinary shares of the Company (the “Second Batch Loans”), which were received in cash by the Company. The Second Batch CL Agreement provides that the Second Batch Loans will bear an annual interest rate of eight percent (8%) and that the conversion price per share equal 75% multiplied by the market price (as defined in the Second Batch CL Agreements), representing a discount of 25%, and that each Second Batch Loan will mature 24 to 36 months following the commencement date.

Conversion feature

In accordance with ASC 815-15-25 the conversion feature was considered embedded derivative instruments and is to be recorded at its fair value separately from the convertible loans, within current liabilities in the Company’s balance sheet. The conversion component is then marked to market each reporting period with the resulting gains or losses shown in the consolidated statements of operations.

The fair value of the conversion feature (hereafter “Convertible Component”) was estimated using partial differential equations, specifically the Crank-Nicolson finite-difference method to compute the Convertible Component’s fair value. The assumptions used to perform the Crank-Nicolson finite-difference model are detailed below:

	April 30,
	2022	2021
Expected volatility (%)	61.62 – 75.43	70.06 – 81.60
Risk-free interest rate (%)	1.59 – 2.81	0.12 – 0.21
Contractual term (years)	0.63 – 2.51	1.63 – 2.25
Probability for the next equity financing (%)	5.00	5.00
Convertible loans amount ($)	2,698,292	2,305,799
Fair value of the conversion feature ($)	62,726	71,997

Convertible loans

The loans amount, net of the Conversion Component (hereafter “convertible loans”), are $785,820 and $1,527,159 as of the agreement date for the First Batch Loans and Second Batch Loans, respectively. The convertible loans are accounted for according to the effective interest method.

Effective interest expense on the convertible loans totaled $199,009 and $109,138 during the years ended April 30, 2022 and 2021, respectively.

NOTE 8 – EQUITY

The equity of the Company as of April 30, 2022 and 2021 represents 20,000,000,000 ordinary shares authorized, 10,000,000 ordinary shares issued and outstanding with a par value of $0.000001 per share, amounting to $10. The subdivision of 1,000 shares to 10,000,000 shares on February 22, 2023 was retroactively applied as if the transaction occurred at the beginning of the period presented.

F-17

NOTE 9 – EMPLOYEE BENEFIT PLANS

HK SAR

The Company has a defined contribution pension scheme for its qualifying employees. The scheme assets are held under a provident fund managed by an independent fund manager. The Company and its employees are each required to make contributions to the scheme calculated at 5% of the employees’ basic salaries on monthly basis.

PRC

As stipulated by the regulations of the PRC, full-time employees of the Company are entitled to various government statutory employee benefit plans, including medical insurance, maternity insurance, workplace injury insurance, unemployment insurance, pension benefits and housing provident fund through a PRC government-mandated multi-employer defined contribution plan. The Company is required to make contributions to the plan and accrues for these benefits based on certain percentages of the qualified employees’ salaries.

Switzerland

The Company has a defined contribution pension scheme for its qualifying employees. The Company and its employees are each required to make contributions to the scheme calculated at 5.30% of the employees’ basic salaries on monthly basis.

NOTE 10 – PROVISION FOR INCOME TAXES

Cayman Islands

BioLingus (Cayman) Limited are incorporated in the Cayman Islands and are not subject to tax on income or capital gains under current Cayman Islands law. In addition, upon payment of dividends by these entities to the shareholders, no Cayman Islands withholding tax will be imposed.

British Virgin Islands

BioLingus (BVI) Limited are incorporated in the British Virgin Islands and are not subject to tax on income or capital gains under current British Virgin Islands law. In addition, upon payments of dividends by these entities to their shareholders, no British Virgin Islands withholding tax will be imposed.

HK SAR

On March 21, 2018, the HK SAR Legislative Council passed The Inland Revenue (Amendment) (No. 7) Bill 2017 (the “Bill”) which introduces the two-tiered profits tax rates regime. The Bill was signed into law on March 21, 2018 and was gazetted on the following day. Under the two-tiered profits tax rates regime, the first HK$2 million of profits of the qualifying group entity will be taxed at 8.25%, and profits above HK$2 million will be taxed at 16.5%. The profits of group entities not qualifying for the two-tiered profits tax rates regime will continue to be taxed at a flat rate of 16.5%.

Accordingly, the HK SAR profits tax is calculated at 8.25% on the first HK$2 million of the estimated assessable profits and at 16.5% on the estimated assessable profits above HK$2 million.

No provision for Hong Kong Profits Tax has been made for the years ended April 30, 2022 and 2021 as the Company did not generate any assessable profits arising in Hong Kong during these two years.

PRC

Under the PRC Enterprise Income Tax Law (the “EIT Law”), the standard enterprise income tax rate for domestic enterprises and foreign invested enterprises is 25%. In January 2019, the State Administration of Taxation provides a preferential corporate income tax rate of 20% and an exemption ranged from 50% to 75% in the assessable taxable profits for entities qualified as small-size enterprises (the exemption range has been changed to from 50% to 87.5% for the period from January 1, 2021 to December 31, 2022, then the exemption range has been changed to from 75% to 87.5% for the period from January 1, 2022 to December 31, 2024). The policy is effective for the period from January 1, 2019 to December 31, 2024.

F-18

NOTE 10 – PROVISION FOR INCOME TAXES (CONTINUED)

No provision for enterprise income tax has been made for the years ended April 30, 2022 and 2021 as the Company did not generate any assessable profits arising in the PRC during these two years.

Switzerland

Swiss corporate income tax has been provided for at the rate of 8.5% in Federal Government and 6.00% in local government on estimated profits for the period.

No provision for Swiss corporate income tax has been made for the years ended April 30, 2022 and 2021 as the Company did not generate any assessable profits arising in Switzerland during these two years.

NOTE 11 – SEGMENT REPORTING

The following table sets forth the Company’s long-lived assets by geographic area, which consists of operating lease right-of-use assets:

	April 30,
	2022	2021

Switzerland	$-	$211,235
The PRC	90,900	156,132
Total	$90,900	$367,367

NOTE 12 – LOSS PER SHARE

The following table sets forth the computation of basic and diluted loss per share attributable to ordinary shareholders (in US dollars, except number of share):

	April 30,
	2022	2021

Numerator:
Net loss attributable to ordinary shareholders	$(1,376,592)	$(1,988,858)

Denominator:
Weighted average shares outstanding	10,000,000	10,000,000

Loss per share – Basic and diluted	$(0.14)	$(0.20)

The following outstanding shares of potentially dilutive convertible loans were excluded from the computation of diluted loss per share attributable to ordinary shareholders for the periods presented because including them would have been anti-dilutive:

	April 30,
	2022		2021

Convertible loans	6,600,299	*	3,953,774	*

Denominator:
Weighted average shares outstanding	16,600,299		13,953,774

Loss per share – anti-diluted	$(0.08)		$(0.14)

* The number of outstanding shares of potentially dilutive convertible loans was calculated by assuming a market price of $0.5 per share and the conversion price per share equal 75% multiplied by the market price. The number of outstanding shares of potentially dilutive convertible loans would be more/less than 6,600,299 shares as of April 30, 2022 by assuming a market price of $0.2 per share/$0.8 per share, respectively; and the conversion price per share equal 75% multiplied by the market price. Thus, including outstanding shares of potentially dilutive convertible loans in the computation of diluted loss per share attributable to ordinary shareholders would have been anti-dilutive which is independent of the assuming market price.

F-19

NOTE 13 – RISKS

A.	Credit risk

Bank balances

The credit risk on liquid funds is limited because the counterparties are banks with high credit ratings assigned by international credit-rating agencies. The Company is exposed to concentration of credit risk on liquid funds which are deposited with several banks with high credit ratings.

Deposit and other receivables

The Company assessed the impairment for its other receivables individually based on internal credit rating and ageing of these debtors which, in the opinion of the directors, have no significant increase in credit risk since initial recognition. Based on the impairment assessment performed by the Company, the directors consider the loss allowance for deposits and other receivables as of April 30, 2022 and 2021 is $321 and $503, respectively.

B.	Interest risk

Cash flow interest rate risk

The Company is exposed to cash flow interest rate risk through the changes in interest rates related mainly to the Company’s variable-rates bank balances.

The Company currently does not have any interest rate hedging policy in relation to fair value interest rate risk and cash flow interest rate risk. The directors monitor the Company’s exposures on an ongoing basis and will consider hedging the interest rate should the need arises.

Sensitivity analysis

The Company’s exposure to the risk of changes in cash flow interest rate relates primarily to the Company’s bank balances with floating interest rates.

The sensitivity analysis below has been determined assuming that a change in interest rates had occurred at the end of the reporting period and had been applied to the exposure to interest rates for financial instruments in existence at that date. 1% increase or decrease is used when reporting interest rate risk internally to key management personnel and represents management’s assessment of the reasonably possible change in interest rates.

If interest rates had been 1% higher or lower and all other variables were held constant, the Company’s post tax loss for the years ended April 30, 2022 and 2021 would have decreased or increased by approximately $1,579 and $1,128, respectively.

F-20

NOTE 13 – RISKS (CONTINUED)

C.	Foreign currency risk

Foreign currency risk is the risk that the holding of foreign currency assets will affect the Company’s financial position as a result of a change in foreign currency exchange rates.

The Company’s monetary assets and liabilities are mainly denominated in HK$, RMB and CHF, which are the same as the functional currencies of the relevant group entities. Hence, in the opinion of the directors of the Company, the currency risk of $ is considered insignificant. The Company currently does not have a foreign currency hedging policy to eliminate the currency exposures. However, the directors monitor the related foreign currency exposure closely and will consider hedging significant foreign currency exposures should the need arise.

D.	Economic and political risks

The Company’s operations are mainly conducted in Switzerland and to a lesser extent, HK SAR and the PRC. Accordingly, the Company’s business, financial condition, and results of operations may be influenced by changes in the political, economic, and legal environments in Switzerland, HK SAR and the PRC.

The Company’s operations in Switzerland, HK SAR and the PRC are subject to special considerations and significant risks not typically associated with companies in North America and Western Europe. These include risks associated with, among others, the political, economic and legal environment and foreign currency exchange. The Company’s results may be adversely affected by changes in the political and social conditions in Switzerland, HK SAR and the PRC, and by changes in governmental policies with respect to laws and regulations, anti-inflationary measures, currency conversion, remittances abroad, and rates and methods of taxation, among other things.

E.	Inflation Risk

Management monitors changes in prices levels. Historically inflation has not materially impacted the Company’s audited consolidated financial statements; however, significant increases in the price of labor that cannot be passed to the Company’s customers could adversely impact the Company’s results of operations.

NOTE 14 – RELATED PARTY TRANSACTIONS

The summary of amounts due from and due to related parties as the following:

		April 30,
		2022	2021
Due from a related party consist of the following:
BioLingus IP II GmbH	Due from a related party	$21,988	$63,325

Due to related parties consist of the following:
Alpinium GmbH	Borrowings	22,863	24,348
Ko Chang Wai Fong	Convertible loans	318,164	298,074
Hermsley Capital 1 Pty Ltd	Convertible loans	592,645	311,016
Sai Ying Thomas Ko	Due to a related party	3,052,841	3,017,099
Yves Decadt	Due to a related party	386,343	380,218
Didier Coquoz	Due to a related party	2,117	2,187
Leslie Yu	Due to a related party	311,374	105,563
Leslie Yu	Accrued salary	24,527	7,347
		$4,710,874	$4,145,852

F-21

NOTE 14 – RELATED PARTY TRANSACTIONS (CONTINUED)

As of April 30, 2022 and 2021, the amount due from BioLingus IP II GmbH, a company controlled by Sai Ying Thomas Ko, Yves Decadt and Didier Coquoz, shareholders of the Company, is $21,988 and $63,325, respectively, and are unsecured, interest free and have no fixed terms of repayment.

The balance consists of the following:

	April 30,
	2022	2021

Due from a related party	$22,163	$63,833
Less: allowance for expected credit loss	(175)	(508)
	$21,988	$63,325

	April 30,
	2022	2021

Balance at beginning of the year	$(508)	$(300)
Reversal of provision (Provision)	319	(190)
Effect of currency translation adjustment	14	(18)
Ending balance	$(175)	$(508)

As of April 30, 2022 and 2021, the amount due to Alpinium GmbH, a company controlled by Yves Decadt, is $22,863 and $24,348, respectively, and is interest-bearing at 0.25% per annum, unsecured and repayable on demand. Interest expense of $60 and $60 was recognized during the years ended April 30, 2022 and 2021, respectively.

On June 1, 2018, Ko Chang Wai Fong, the mother of Sai Ying Thomas Ko, agreed to purchase, for up to a principal amount of $256 thousand, loans convertible ordinary shares of the Company with an original 27 month maturity date. The loan bears an annual interest rate of five percent (5%) and that the conversion price per share equal 75% multiplied by the market price (as defined in the First Batch CL Agreements), representing a discount of 25%. On August 30, 2020, the loan was amended to provide that (i) the annual interest rate should be changed to eight percent (8%) applicable from August 30, 2020; and (ii) the loan shall be extended to an extended maturity date on July 30, 2023. Effective interest expense of $20,090 and $18,564 was recognized during the years ended April 30, 2022 and 2021, respectively.

On July 1, 2020, November 1, 2021 and April 22, 2022, Hermsley Capital 1 Pty Ltd, a company controlled by Sai Ying Thomas Ko and his son, Byron William Ko, agreed to purchase, for up to an aggregate principal amount of $555 thousand, loans convertible ordinary shares of the Company with an original 24 to 36 month maturity date. The loans bear an annual interest rate of eight percent (8%) and that the conversion price per share equal 75% multiplied by the market price (as defined in the Second Batch CL Agreements), representing a discount of 25%. Effective interest expense of $35,461 and $21,006 was recognized during the years ended April 30, 2022 and 2021.

As of April 30, 2022 and 2021, the amounts due to Sai Ying Thomas Ko, one of the directors and shareholders of the Company, are $3,052,841 and $3,017,099, respectively, and are unsecured, interest free and have no fixed terms of repayment.

As of April 30, 2022 and 2021, the amounts due to Yves Decadt, one of the directors and shareholders of the Company, are $386,343 and $380,218, respectively. The balances of $375,980 and $369,855 as of April 30, 2022 and 2021, respectively, are interest-bearing at 0.25% per annum, unsecured, and have no fixed terms of repayment. The remaining balances of $10,363 and $10,363 as of April 30, 2022 and 2021, respectively, are unsecured, interest free and have no fixed terms of repayment. Interest expense of $1,063 and $545 was recognized during the years ended April 30, 2022 and 2021, respectively.

As of April 30, 2022 and 2021, the amounts due to Didier Coquoz, one of the shareholders of the Company, are $2,117 and $2,187, respectively, and are unsecured, interest free and have no fixed terms of repayment.

As of April 30, 2022 and 2021, the amount due to Leslie Yu, one of the general manager of BL BJ, is $311,374 and $105,563, and the accrued salary due to Leslie Yu is $24,527 and $7,347, respectively, and are unsecured, interest free and have no fixed terms of repayment.

In addition to the transactions and balances detailed elsewhere in these audited consolidated financial statements, the Company had the following transactions with related parties:

	April 30 ,
	2022	2021

License income from BioLingus IP II GmbH	$43,356	$43,630

NOTE 15 – IMPACT OF COVID-19

The Coronavirus Disease 2019 (“COVID-19”) pandemic has negatively impacted the global economy, disrupted consumer spending and global supply chains, and created significant volatility and disruption of financial markets. We have experienced some resulting disruptions to our business operations, and we expect the COVID-19 pandemic could have a material adverse impact on our business and financial performance.

Due to ongoing recession caused by the COVID-19 Pandemic, the Company’s business is likely to be adversely impacted. The effects of recession can also increase economic instability with our vendors.

NOTE 16 – SUBSEQUENT EVENTS

The Company evaluates subsequent events that have occurred after the balance sheet date but before the financial statements are issued. There are two types of subsequent events: (1) recognized, or those that provide additional evidence with respect to conditions that existed at the dates of the balance sheets, including the estimates inherent in the process of preparing financial statements, and (2) non-recognized, or those that provide evidence with respect to conditions that did not exist at the date of the balance sheet but arose subsequent to that date. The Company has analyzed its operations subsequent to April 30, 2022 to the date of March 28, 2023, these audited consolidated financial statements were issued, unless as disclosed below, there are not any material subsequent events that require disclosure in these audited consolidated financial statements.

On October 31, 2022, the parties to the First Batch CL Agreements and Second Batch CL Agreements amended the agreements, so that (i) the conversion rights were irrevocably and unconditionally waived by the First Batch Buyer and Second Batch Buyer; and (ii) one of the First Batch Loans and three of the Second Batch Loans shall be amended to an amended maturity date ranging from July 3 to July 31, 2023, the maturity date of the remaining Convertible Loan Agreements stay the same.

F-22

BIOLINGUS (CAYMAN) LIMITED

INDEX TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

F-23

BIOLINGUS (CAYMAN) LIMITED

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

AS OF OCTOBER 31, 2022 AND APRIL 30, 2022

(Stated in US Dollars)

	October 31, 2022	April 30, 2022

ASSETS

Cash and cash equivalents	$98,469	$157,925
Deposits, prepayments and other receivables, net	45,081	66,822
Due from a related party	-	21,988
Total current assets	143,550	246,735

Right-of-use assets, operating leases	33,962	90,900
TOTAL ASSETS	$177,512	$337,635

LIABILITIES AND SHAREHOLDERS’ DEFICIT

Accruals and other payables	613,826	504,749
Due to related parties	3,750,441	3,775,538
Lease liabilities – current	25,637	71,051
Convertible component in convertible loans	-	62,726
Convertible loans	-	1,114,476
Short-term loans measured at fair value	2,330,018	-
Total current liabilities	6,719,922	5,528,540

Accruals – non-current	861,884	885,152
Convertible loans– non-current	-	1,583,816
Long-term loans measured at fair value	246,598	-
Lease liabilities – non-current	8,325	19,849
Total non-current liabilities	1,116,807	2,488,817

TOTAL LIABILITIES	$7,836,729	$8,017,357

Commitments and contingencies

SHAREHOLDERS’ DEFICIT
Ordinary share, par value $0.000001, 20,000,000,000 shares authorized; 10,000,000 shares issued and outstanding as of October 31, 2022 and April 30, 2022	$10	$10
Additional paid-in capital	118	118
Accumulated deficit	(7,843,152)	(7,761,692)
Accumulated other comprehensive income	183,807	81,842
Total Shareholders’ Deficit	(7,659,217)	(7,679,722)

TOTAL LIABILTIES AND SHAREHOLDERS’ DEFICIT	$177,512	$337,635

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

F-24

BIOLINGUS (CAYMAN) LIMITED

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME (LOSS)

FOR THE SIX MONTHS ENDED OCTOBER 31, 2021 AND 2022

(Stated in US Dollars)

	October 31, 2022	October 31, 2021

Research and development expenses	$51,804	$106,548
General and administrative expenses	160,059	856,440
Total operating expenses	211,863	962,988

Operating loss	(211,863)	(962,988)

Other income	72,708	134,596

Financing income (expenses), net
Change in fair value of convertible component in convertible loans	5,092	8,078
Gain from extinguishment in connection with convertible loan restructuring	163,500	-
Interest expenses	(110,897)	(93,657)
Total financing income (expenses), net	57,695	(85,579)

Loss before taxes	(81,460)	(913,971)

Provision for income taxes	-	-

Net loss	$(81,460)	$(913,971)

Other comprehensive income (loss)
Foreign currency translation adjustment	101,965	2,161
Total comprehensive income (loss)	$20,505	$(911,810)

Loss per share – Basic and diluted	$(0.01)	$(0.09)
Basic and diluted weighted average shares outstanding	10,000,000	10,000,000

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

F-25

BIOLINGUS (CAYMAN) LIMITED

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ DEFICIT

FOR THE SIX MONTHS ENDED OCTOBER 31, 2021 AND 2022

(Stated in US Dollars)

				Accumulated
	Number		Additional	Other
	of	Ordinary	Paid-in	Comprehensive	Accumulated
	Shares	Shares	Capital	Loss	Deficit	Total

Balance, May 1, 2021	10,000,000	$10	$118	$(48,162)	$(6,385,100)	$(6,433,134)

Net loss	-	-	-	-	(913,971)	(913,971)

Foreign currency translation adjustment	-	-	-	2,161	-	2,161

Balance, October 31, 2021	10,000,000	$10	$118	$(46,001)	$(7,299,071)	$(7,344,944)

				Accumulated
	Number		Additional	Other
	of	Ordinary	Paid-in	Comprehensive	Accumulated
	Shares	Shares	Capital	Income	Deficit	Total

Balance, May 1, 2022	10,000,000	$10	$118	$81,842	$(7,761,692)	$(7,679,722)

Net loss	-	-	-	-	(81,460)	(81,460)

Foreign currency translation adjustment	-	-	-	101,965	-	101,965

Balance, October 31, 2022	10,000,000	$10	$118	$183,807	$(7,843,152)	$(7,659,217)

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

F-26

BIOLINGUS (CAYMAN) LIMITED

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE SIX MONTHS ENDED OCTOBER 31, 2021 AND 2022

(Stated in US Dollars)

	October 31, 2022	October 31, 2021

CASH FLOWS FROM OPERATING ACTIVITIES
Net loss	$(81,460)	$(913,971)
Adjustments to reconcile net loss to net cash used in operating activities:
Finance costs	48,811	93,657
Depreciation	51,102	102,462
Change in fair value of convertible component in convertible loans	(5,092)	(8,078)
Reversal of expected credit loss allowance	(241)	(128)
Gain from extinguishment in connection with convertible loan restructuring	(163,500)	-
Changes in operating assets and liabilities:
Other receivables	18,993	30,167
Other payables	140,488	534,507
Operating lease liabilities	(51,102)	(102,462)
Net cash used in operating activities	(42,001)	(263,846)

CASH FLOWS FROM FINANCING ACTIVITIES
Advance from related parties	152,248	249,992
Advance to related parties	(107,056)	(58,072)
Net cash provided by financing activities	45,192	191,920

Net increase (decrease) in cash and cash equivalents	3,191	(71,926)
Effect of foreign currency translation on cash and cash equivalents	(62,647)	(14,036)
Cash and cash equivalents, beginning of period	157,925	112,805
Cash and cash equivalents, end of period	$98,469	$26,843

Supplementary cash flow information:
Taxes paid	$-	$-
Interest paid	$62,086	$-

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

F-27

BIOLINGUS (CAYMAN) LIMITED

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED OCTOBER 31, 2022 AND 2021

(Stated in US Dollars)

NOTE 1 - ORGANIZATION AND PRINCIPAL ACTIVITIES

BioLingus (Cayman) Limited (“BL Cayman” or the “Company”) was incorporated in the Cayman Islands on August 8, 2018 as an investment holding company. The Company conducts its primary operations through its indirectly wholly owned subsidiaries BioLingus (Hong Kong) Limited (“BL HK”), BioLingus Beijing (“BL BJ”) and Biolingus IP GmbH (“BL Swiss”) which are incorporated and domiciled in Hong Kong (“HK SAR”), the mainland of the People’s Republic of China (the “PRC”) and Switzerland, respectively; BL HK, BL BJ and BL Swiss are biotech companies spearheading the development of oral (sublingual) and mucosal delivery of peptides and proteins for chronic diseases, such as diabetes, obesity, and inflammatory diseases via its innovative formulation technology.

The Company owns BioLingus (BVI) Limited (“BL BVI”) an investment holding company that was incorporated in the British Virgin Islands on August 2, 2019. The primary purpose of BL BVI is to hold BL HK.

The following is an organization chart of the Company and its subsidiaries:

GOING CONCERN

As of October 31, 2021, the Company had a working capital deficit of $4,102,334, has incurred a net loss of $913,971 and had an accumulated deficit of $7,299,071, and its net cash used in operating activities for six months ended October 31, 2021 was $263,846. These circumstances gave rise to substantial doubt that the Company would continue as a going concern subsequent to October 31, 2021. As of October 31, 2022, the Company had a working capital deficit of $6,576,372, has incurred a net loss of $81,460 and had an accumulated deficit $7,843,152 and its net cash used in operating activities for the six months ended October 31, 2022 was $42,001; accordingly, as of the date of this report, there still exist substantial doubt that the Company will continue as going concern. To date, the Company has no product candidates approved for sale and therefore the Company has not generated any revenue from its products. The Company has not generated any revenue from collaboration or other agreements. Management expects operating loss and negative cash flows to continue for the foreseeable future, until such time, if ever, that it can generate significant sales from its product candidates currently in development or through collaboration or other agreements. The Company’s prospects are subject to risks and uncertainties frequently encountered by companies in the biotechnology industry as discussed in Note 2. Additionally, the Company plans to raise capital via private placement or public offering in the event that the Company does not have adequate liquidity to meet its current obligations.

F-28

GOING CONCERN (CONTINUED)

While the Company has been able to raise multiple rounds of financing, there can be no assurance that additional financing will be available on terms which are favorable or at all. Failure to generate sufficient cash flows from operations, raise additional capital or reduce certain discretionary spending would have a material adverse effect on the Company’s ability to achieve its intended business objectives.

The accompanying unaudited condensed consolidated financial statements have been prepared assuming the Company will continue as a going concern, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. These unaudited condensed consolidated financial statements do not include any adjustments relating to the recovery of the recorded assets or the classification of the liabilities that might be necessary should the Company be unable to continue as a going concern.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Method of accounting

The accompanying unaudited condensed consolidated financial statements include the accounts of the Company and its subsidiaries (collectively the “Company”). Management has eliminated all significant inter-company balances and transactions in preparing the accompanying unaudited condensed consolidated financial statements.

Management has prepared the accompanying unaudited condensed consolidated financial statements and these notes in accordance to generally accepted accounting principles in the United States (“US GAAP”). The Company maintains its general ledger and journals with the accrual method accounting.

The unaudited condensed consolidated financial statements do not include all the information and footnotes required by the U.S. GAAP for complete financial statements. Certain information and note disclosures normally included in the annual financial statements prepared in accordance with the U.S. GAAP have been condensed or omitted consistent with Article 10 of Regulation S-X. In the opinion of the Company’s management, the unaudited condensed consolidated financial statements have been prepared on the same basis as the audited financial statements and include all adjustments, in normal recurring nature, as necessary for the fair statement of the Company’s financial position as of October 31, 2022, and results of operations and cash flows for the six months ended October 31, 2022 and 2021. The unaudited condensed consolidated balance sheet as of April 30, 2022 has been derived from the audited financial statements at that date but does not include all the information and footnotes required by the U.S. GAAP. Interim results of operations are not necessarily indicative of the results expected for the full fiscal year or for any future period. These financial statements should be read in conjunction with the audited consolidated financial statements as of and for the years ended April 30, 2022 and 2021, and related notes included in the Company’s audited consolidated financial statements.

Principles of consolidation

The accompanying unaudited condensed consolidated financial statements reflect the activities of the Company, and each of the following entities:

	Place of	Attributable equity	Registered/Issued
Name of Company	Incorporation	interest %	Capital
BioLingus (Cayman) Limited	Cayman Islands	100		$10
BioLingus (BVI) Limited	BVI	100		$1
BioLingus (Hong Kong) Limited	HK SAR	100	HK$	1,000
BioLingus (Beijing)	the PRC	100	HK$	30,000,000
Biolingus IP GmbH	Switzerland	100	CHF	20,000

F-29

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Use of estimates

The preparation of the unaudited condensed consolidated financial statements in conformity with accounting principles generally accepted in the United States of America (“U.S. GAAP”), requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the unaudited condensed consolidated financial statements and the reported amounts of expenses during the reporting periods. Significant estimates include fair value estimates of derivative liabilities and short-term and long-term loans measured at fair value discussed in Note 7. Management makes these estimates using the best information available when the calculations are made; however, actual results could differ materially from those estimates.

Risks and uncertainties

The Company is subject to risks and uncertainties common to early-stage companies in the biotechnology industry, including, but not limited to, development by competitors of new technological innovations, protection of proprietary technology, dependence on key personnel, compliance with government regulations and the need to obtain additional financing to fund operations. Product candidates currently under development will require significant additional research and development efforts, including extensive preclinical studies, clinical trials and regulatory approval prior to commercialization. These efforts require significant amounts of additional resources, adequate personnel, infrastructure and extensive compliance and reporting.

The Company’s product candidates are still in development and, to date, none of the Company’s product candidates have been approved for sale and, therefore, the Company has not generated any revenue from any of its products.

There can be no assurance that the Company’s research and development will be successfully completed, that adequate protection for the Company’s intellectual property will be obtained or maintained, that any products developed will obtain necessary government regulatory approval or that any approved products will be commercially viable. Even if the Company’s product development efforts are successful, it is uncertain when, if ever, the Company will generate any revenue from any of its products. The Company operates in an environment of rapid change in technology and substantial competition from other pharmaceutical and biotechnology companies.

The Company relies and expects to continue to rely on a small number of vendors to manufacture supplies and materials for its use in the clinical trial programs. These programs could be adversely affected by a significant interruption in these manufacturing services.

Accounting for the impairment of long-lived assets

The Company annually reviews its long-lived assets for impairment or whenever events or changes in circumstances indicate that the carrying amount of assets may not be recoverable. Impairment may become obsolete from a difference in the industry, introduction of new technologies, or if the Company has inadequate working capital to utilize the long-lived assets to generate adequate profits. Impairment is present if the carrying amount of an asset is less than its expected future undiscounted cash flows.

If an asset is considered impaired, a loss is recognized based on the amount by which the carrying amount exceeds the fair market value of the asset. Assets to be disposed of are reported lower the carrying amount or fair value fewer costs to selling.

F-30

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Accrued research and development expenses

The Company has entered into various agreements with contract manufacturing organizations (“CMOs”) and contract research organizations (“CROs”). The Company’s research and development accruals are estimated based on the level of services performed, progress of the studies, including the phase or completion of events, and contracted costs. The estimated costs of research and development provided, but not yet invoiced, are included in other current liabilities on the unaudited condensed consolidated balance sheets. If the actual timing of the performance of services or the level of effort varies from the original estimates, the Company will adjust the accrual accordingly. Payments made to CMOs and CROs under these arrangements in advance of the performance of the related services are recorded as deposits, prepayments and other receivables, net on the unaudited condensed consolidated balance sheets until the services are rendered. Research and development expenses include laboratory research expense, employee benefit expense and other research expenses. All research and development costs are expensed as incurred.

General and administrative expenses

General and administrative expenses include employee benefit expense, depreciation, and other office expenses.

Cash and cash equivalents

The Company considers cash, bank deposit and all highly liquid investments with original maturities of three months or less when purchased to be cash and cash equivalents. Cash consists primarily of cash in accounts held at financial institutions.

Lease

Effective May 1, 2019, the Company adopted ASU 2016-02, “Leases” (Topic 842), and elected the practical expedients that do not require the Company to reassess: (1) whether any expired or existing contracts are, or contain, leases, (2) lease classification for any expired or existing leases and (3) initial direct costs for any expired or existing leases. For lease terms of twelve months or fewer, a lessee is permitted to make an accounting policy election not to recognize lease assets and liabilities. The Company also adopted the practical expedient that allows lessees to treat the lease and non-lease components of a lease as a single lease component.

Lease terms used to calculate the present value of lease payments generally do not include any options to extend, renew, or terminate the lease, as the Company does not have reasonable certainty at lease inception that these options will be exercised. The Company generally considers the economic life of its operating lease ROU assets to be comparable to the useful life of similar owned assets. The Company has elected the short-term lease exception, therefore operating lease ROU assets and liabilities do not include leases with a lease term of twelve months or less. Its leases generally do not provide a residual guarantee. The operating lease ROU asset also excludes lease incentives. Lease expense is recognized on a straight-line basis over the lease term.

As of October 31, 2022 and April 30, 2022, there were approximately $0.03 million and $0.09 million right of use (“ROU”) assets and approximately $0.03 million and $0.09 million lease liabilities based on the present value of the future minimum rental payments of leases, respectively. The Company’s management believes that using an interest rate of Company’s convertible loans at 8% (interest rate of convertible loans as mentioned in Note 7) was the most indicative rate of the Company’s borrowing cost for the calculation of the present value of the lease payments.

Derivatives

Derivative instruments are recognized on the balance sheet at their fair value, with changes in the fair value recognized as a component of financial expenses, net in the statements of income.

Once determined, derivative liabilities are adjusted to reflect fair value at each reporting period end, with any increase or decrease in the fair value being recorded in results of operations as an adjustment to fair value of derivatives.

F-31

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Commitments and contingencies

From time to time, the Company is a party to various legal actions arising in the ordinary course of business. The majority of these claims and proceedings related to or arise from commercial disputes. The Company first determine whether a loss from a claim is probable, and if it is reasonable to estimate the potential loss. The Company accrues costs associated with these matters when they become probable, and the amount can be reasonably estimated. Legal costs incurred in connection with loss contingencies are expensed as incurred. Also, the Company disclose a range of possible losses, if a loss from a claim is probable but the amount of loss cannot be reasonably estimated, which is in line with the applicable requirements of Accounting Standard Codification 450. The Company’s management does not expect any liability from the disposition of such claims and litigation individually or in the aggregate would have a material adverse impact on the Company’s unaudited condensed consolidated financial position, results of operations and cash flows.

Related parties

The Company adopted ASC 850, Related Party Disclosures, for the identification of related parties and disclosure of related party transactions.

Foreign currency translation

The accompanying unaudited condensed consolidated financial statements are presented in United States dollar (“$”). The functional currency of the Company is the Hong Kong dollar (“HK$”), the Chinese Yuan (“Renminbi” or “RMB”) and the swiss franc (“Confoederatio Helvetica Franc” or “CHF”). BL HK’s assets and liabilities are translated into $ from HK$ at year/period-end exchange rates. BL BJ and BL Swiss’s assets and liabilities are translated into $ from RMB and CHF, respectively. Their revenues and expenses are translated at the respective average exchange rate during the period. Capital accounts are translated at their historical exchange rates when the capital transactions occurred.

	October 31, 2022	April 30, 2022	October 31, 2021
Period-end $: HK$ exchange rate	7.8000	7.8000	7.8000
Period average $: HK$ exchange rate	7.8000	7.8000	7.8000
Period-end $: RMB exchange rate	7.3003	6.6085	6.3967
Period average $: RMB exchange rate	6.9035	6.4108	6.4321
Period-end $: CHF exchange rate	1.0005	0.9742	0.9153
Period average $: CHF exchange rate	0.9706	0.9226	0.9158

Adoption of new accounting standard

In May 2014, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) No. 2014-09, Revenue from Contracts with Customers (“ASC Topic 606”). ASU 2014-09 provides a single comprehensive revenue recognition framework and supersedes almost all existing revenue recognition guidance including industry-specific revenue guidance. Included in the new principle-based revenue recognition model are changes to the basis for determining the timing of revenue recognition. In addition, the standard expands and improves revenue disclosures. The Company adopted the new standard effective May 1, 2020, the first day of the Company’s fiscal year, using the modified retrospective approach. As part of the adoption of this standard, the Company was required to apply the standard to new contracts and those not completed as of the date of adoption.

In June 2016, the FASB issued ASU 2016-13, Financial Instruments—Credit Losses (Topic 326) to replace the incurred loss impairment methodology under U.S. GAAP. This ASU introduces a new accounting model, the Current Expected Credit Losses model (“CECL”), which could result in earlier recognition of credit losses and additional disclosures related to credit risk. The CECL model will require the Company to use a forward-looking expected credit loss impairment methodology for the recognition of credit losses for financial instruments at the time the financial asset is originated or acquired, and require a loss be incurred before it is recognized. The expected credit losses are adjusted each period for changes in expected lifetime credit losses. The new standard will apply to account receivable, contract assets and other financial instruments. This standard is effective for the Company for its fiscal year beginning after December 15, 2022. Adoption of ASU 2016-13 will be applied using a modified retrospective approach through a cumulative-effect adjustment to retained earnings as of the effective date. The Company early adopted ASU 326 effective May 1, 2020, the first day of the Company’s fiscal year. The adoption of ASU 326 did not have a material impact on the Company’s financial position, results of operations or cash flows.

Revenue recognition

The Company adopted ASC 606 “Revenue Recognition.” It recognizes revenue when control of the promised goods or services is transferred to customers, in an amount that reflects the consideration we expect to be entitled to in exchange for those goods or services. The Company recognizes revenue based on the consideration specified in the applicable agreement.

Revenue from contracts with customers is recognized using the following five steps:

1.	Identify the contract(s) with a customer;
2.	Identify the performance obligations in the contract;
3.	Determine the transaction price;
4.	Allocate the transaction price to the performance obligations in the contract; and
5.	Recognize revenue when (or as) the entity satisfies a performance obligation.

Generally, revenues are recognized when the Company has negotiated the terms of the transaction, which includes determining either the overall price, or price for each performance obligation in the form of a service or a product, the service or product has been delivered to the customer, no obligation is outstanding regarding that service or product, and the Company is reasonably assured that funds have been or will be collected from the customer.

A summary of each of the Company’s revenue streams under ASC 606 is as follows:

License income

License income is recognized on the straight-line basis over the license terms because the customer simultaneously receives and consumes the benefits provided by the Company.

Consultancy income

Revenue from the rendering of consultancy services is recognized over the scheduled period on the straight-line basis because the customer simultaneously receives and consumes the benefits provided by the Company.

In the opinion of the management, the forementioned income did not constitute as the principal activities of the Company and thus, was included in other income.

F-32

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Effective May 1, 2019, the Company adopted ASU 2016-02, “Leases” (Topic 842), and elected the practical expedients that do not require the Company to reassess: (1) whether any expired or existing contracts are, or contain, leases, (2) lease classification for any expired or existing leases and (3) initial direct costs for any expired or existing leases. For lease terms of twelve months or fewer, a lessee is permitted to make an accounting policy election not to recognize lease assets and liabilities. The Company also adopted the practical expedient that allows lessees to treat the lease and non-lease components of a lease as a single lease component.

Expected credit loss

ASU No. 2016-13, Financial Instruments – Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments requires entities to use a current lifetime expected credit loss methodology to measure impairments of certain financial assets. Using this methodology will result in earlier recognition of losses than under the current incurred loss approach, which requires waiting to recognize a loss until it is probable of having been incurred. There are other provisions within the standard that affect how impairments of other financial assets may be recorded and presented, and that expand disclosures. The Company adopted the new standard effective May 1, 2020, the first day of the Company’s fiscal year and applied to accounts receivable and other financial instruments. The adoption of this guidance did not materially impact the net earning and financial position and has no impact on the cash flows.

Retirement benefits

Retirement benefits in the form of mandatory government-sponsored defined contribution plans are charged to either expense as incurred.

Income taxes

The Company recognizes deferred income tax assets or liabilities for expected future tax consequences of events recognized in the unaudited condensed consolidated financial statements or tax returns. Under this method, deferred income tax assets or liabilities are determined based upon the difference between the unaudited condensed consolidated financial statement and income tax bases of assets and liabilities using enacted tax rates expected to apply when the differences settle or become realized. Valuation allowances are provided when it is more likely than not that a deferred tax asset is not realizable or recoverable in the future.

The Company determines that the tax position is more likely than not to be sustained and records the largest amount of benefit that is more likely than not to be realized when the tax position is settled. The Company recognizes interest and penalties, if any, related to uncertain tax positions in income tax expense.

Comprehensive income (loss)

The Company presents comprehensive income (loss) in accordance with ASC Topic 220, Comprehensive Income. ASC Topic 220 states that all items that are required to be recognized under accounting standards as components of comprehensive income (loss) be reported in the consolidated financial statements. The components of comprehensive income (loss) were the net income for the years and the foreign currency translation adjustments.

F-33

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Loss per share

The Company computes loss per share following ASC Topic 260, “Earnings per share.” Basic loss per share is measured as the loss available to common shareholders divided by the weighted average common shares outstanding for the period. Diluted loss per share presents the dilutive effect on a per-share basis from the potential conversion of convertible securities or the exercise of options and or warrants; the dilutive impacts of potentially convertible securities are calculated using the as-if method; the potentially dilutive effect of options or warranties are computed using the treasury stock method. Potentially anti-dilutive securities (i.e., those that increase income per share or decrease loss per share) are excluded from diluted loss per share calculation. Accordingly, in periods of net loss, no potential shares are considered. Details refer to Note 12.

Segment reporting

ASC 280, “Segment Reporting”, establishes standards for reporting information about operating segments on a basis consistent with the Company’s internal organizational structure as well as information about geographical areas, business segments and major customers in financial statements for detailing the Company’s business segments. The Company operates and manages its business as one reportable and operating segment, which is the business of development of oral (sublingual) and mucosal delivery of peptides and proteins for chronic diseases, such as diabetes, obesity, and inflammatory diseases via its innovative formulation technology. The Company’s Chief Executive Officer, who is the chief operating decision maker, reviews financial information on an aggregate basis for purposes of allocating resources and evaluating financial performance.

Financial instruments

The Company’s financial instruments, including cash and cash equivalents, deposits and other receivables, other payables, accrued liabilities and amounts due from (to) related parties, have carrying amounts that approximate their fair values due to their short maturities. ASC Topic 820, “Fair Value Measurement” requires disclosing the fair value of financial instruments held by the Company. ASC Topic 825, “Financial Instruments” defines fair value and establishes a three-level valuation hierarchy for disclosures of fair value measurement that enhances disclosure requirements for fair value measures. The carrying amounts reported in the unaudited condensed consolidated balance sheets for cash and cash equivalents, other receivables, other payables, accrued liabilities and amounts due from (to) related parties, each qualify as financial instruments and are a reasonable estimate of their fair values because of the short period between the origination of such instruments and their expected realization and their current market rate of interest. The three levels of valuation hierarchy are defined as follows:

●	Level 1 – inputs to the valuation methodology used quoted prices for identical assets or liabilities in active markets.

●	Level 2 – inputs to the valuation methodology include quoted prices for similar assets and liabilities in active markets and information that are observable for the asset or liability, either directly or indirectly, for substantially the financial instrument’s full term.

●	Level 3 – inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The Company analyzes all financial instruments with features of both liabilities and equity under ASC 480, “Distinguishing Liabilities from Equity” and ASC 815.

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NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Fair value measurements are required to be disclosed by the level within the fair value hierarchy in which the fair value measurements in their entirety fall. Fair value measurements using significant unobservable inputs (in level 3 measurements) are subject to expanded disclosure requirements including a reconciliation of the beginning and ending balances, separately presenting changes during the period attributable to the following: (i) total gains or losses for the period (realized and unrealized), (ii) segregating those gains or losses included in earnings, and (iii) a description of where those gains or losses included in earning are reported in the statement of operations.

The Company’s financial liabilities that are measured at fair value on a recurring basis by level within the fair value hierarchy are as follows:

	Balance as of October 31, 2022
	Level 1	Level 2	Level 3	Total
Liabilities:
Short-term loans measured at fair value (Note 7)	-	-	2,330,018	2,330,018
Long-term loans measured at fair value (Note 7)	-	-	246,598	246,598
Total liabilities	-	-	2,576,616	2,576,616

	Balance as of April 30, 2022
	Level 1	Level 2	Level 3	Total
Liabilities:
Fair value of convertible component in convertible loans (Note 7)	-	-	62,726	62,726
Total liabilities	-	-	62,726	62,726

The following table presents the changes in fair value of the level 3 liabilities for the six months ended October 31, 2022 and year ended April 30, 2022:

Changes in Fair Value
Liabilities:
Convertible component in convertible loan outstanding at May 1, 2021	$71,997
Fair value of issued level 3 liability	8,831
Changes in fair value	(18,102)
Convertible component in convertible loan outstanding at April 30, 2022	62,726
Changes in fair value	(5,092)
Extinguishment of embedded conversion feature in connection with convertible loan restructuring	(57,634)
Fair value of short-term loans in connection with convertible loan restructuring	2,330,018
Fair value of long-term loans in connection with convertible loan restructuring	246,598
Fair value of short-term and long-term loans in connection with convertible loan restructuring outstanding at October 31, 2022	$2,576,616

F-35

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Modifications or exchanges

Modifications to, or exchanges of, financial instruments such as convertible loans, are accounted for as a modification or an extinguishment, following to provisions of ASC 470-50, “Modifications and Extinguishments”, under which modifications or exchanges are generally considered extinguishments with gains or losses recognized in current earnings if the terms of the new debt and original instrument are substantially different. Such an assessment is done by management either quantitatively (i.e. when the present value of the cash flows under the new debt instrument terms is at least 10% different from the present value of the remaining cash flows under the original instrument terms) or qualitatively based on the facts and circumstances of each transaction.

If the terms of a debt instrument are changed or modified and the present value of the cash flows under the terms of the new debt instrument is less than 10%, the debt instruments are not considered to be substantially different, except in the following two circumstances (i) the transaction significantly affects the terms of an embedded conversion option, such that the change in the fair value of the embedded conversion option (calculated as the difference between the fair value of the embedded conversion option immediately before and after the modification or exchange) is at least 10% of the carrying amount of the original debt instrument immediately before the modification or exchange or (ii) the transaction adds a substantive conversion option or eliminates a conversion option that was substantive at the date of the modification or exchange.

If the original and new debt instruments are considered as “substantially different”, the original debt is derecognized and the new debt is initially recorded at fair value, with the difference recognized as an extinguishment gain or loss under financing expenses or income, net as applicable.

Recent accounting pronouncements

In August 2020, the FASB issued ASU No. 2020-06, “Debt—Debt with Conversion and Other Options (Subtopic 470-20) and Derivatives and Hedging Contracts in Entity’s Own Equity (Subtopic 815-40): Accounting for Convertible Instruments and Contracts in an Entity’s Own Equity” (“ASU 2020-06”). ASU 2020-06 will simplify the accounting for convertible instruments by reducing the number of accounting models for convertible debt instruments and convertible preferred stock. Limiting the accounting models results in fewer embedded conversion features being separately recognized from the host contract as compared with current U.S. GAAP. Convertible instruments that continue to be subject to separation models are (1) those with embedded conversion features that are not clearly and closely related to the host contract, that meet the definition of a derivative, and that do not qualify for a scope exception from derivative accounting and (2) convertible debt instruments issued with substantial premiums for which the premiums are recorded as paid-in capital. ASU 2020-06 also amends the guidance for the derivatives scope exception for contracts in an entity’s own equity to reduce form-over-substance-based accounting conclusions. ASU 2020-06 will be effective for public companies for fiscal years beginning after December 15, 2023, including interim periods within those fiscal years. Early adoption is permitted, but no earlier than fiscal years beginning after December 15, 2020, including interim periods within those fiscal years. The Company is currently evaluating the impact that the adoption of this ASU will have on its unaudited condensed consolidated financial statements and related disclosures.

In December 2019, the FASB issued ASU No. 2019-12, “Income Taxes (Topic 740)—Simplifying the Accounting for Income Taxes”, which simplify various aspects related to the accounting for income taxes. This ASU removes exceptions to the general principles in Topic 740 related to the approach for intraperiod tax allocation, the methodology for calculating income taxes in an interim period and the recognition of deferred tax liabilities for outside basis differences. For the Company, the amendments are effective for fiscal years beginning after December 15, 2021, and interim periods within fiscal years beginning after December 15, 2022. Early adoption is permitted. The Company is currently evaluating the impact that the adoption of this ASU will have on its unaudited condensed consolidated financial statements and related disclosures.

F-36

NOTE 3 – RESEARCH AND DEVELOPMENT EXPENSES

	October 31,
	2022	2021
Laboratory research expense	$17,011	$69,963
Employee benefit expense	33,935	31,065
Miscellaneous expenses	858	5,520
Total	$51,804	$106,548

NOTE 4 – GENERAL AND ADMINISTRATIVE EXPENSES

	October 31,
	2022	2021
Employee benefit expense	$87,272	$556,909
Depreciation	51,102	102,462
Miscellaneous expenses	21,685	197,069
Total	$160,059	$856,440

NOTE 5 – DEPOSITS, PREPAYMENTS AND OTHER RECEIVABLES, NET

Deposits, prepayments and other receivables consist of the following as:

	October 31, 2022	April 30, 2022

Deposits, prepayments and other receivables
Other receivables	$580	$-
Prepaid expenses	18,512	28,452
Deposit	25,616	35,524
Value-added tax recoverable	602	3,167
Less: allowance for expected credit loss	(229)	(321)
Total	$45,081	$66,822

The movement of allowances for expected credit loss is as follow:

	October 31, 2022	April 30, 2022

Balance at beginning of the period/year	$(321)	$(503)
Reversal of provision	66	171
Effect of currency translation adjustment	26	11
Ending balance	$(229)	$(321)

NOTE 6 – LEASES

The Company has various operating leases for office and laboratory space. On May 1, 2019, the Company adopted Leases (Topic 842), using the modified-retrospective approach, and no right-of-use asset and lease liability was recognized as the Company did not have any existing contracts were, or contained, leases at the date of adoption. No cumulative-effect adjustment to retained earnings was required upon adoption of Topic 842. The lease agreements do not specify an explicit interest rate. The Company’s management believes that the convertible loans interest rate of 8% (as mentioned in Note 7) was the most indicative rate of the Company’s borrowing cost for the calculation of the present value of the lease payments.

As of October 31, 2022 and April 30, 2022, the right-of-use assets totaled $33,962, and $90,900, respectively.

As of October 31, 2022 and April 30, 2022, lease liabilities consist of the following:

	October 31, 2022	April 30, 2022

Lease liabilities - current portion	$25,637	$71,051
Lease liabilities - non-current portion	8,325	19,849
Total	$33,962	$90,900

F-37

NOTE 6 – LEASES (CONTINUED)

During the six months ended October 31, 2022 and 2021, the Company incurred total operating lease expenses of $66,117 and $144,867, respectively.

Other lease information is as follows:

	October 31, 2022	April 30, 2022

Weighted-average remaining lease term - operating leases	0.8 years	1.4 years
Weighted-average discount rate - operating leases	8.0%	8.0%

The following is a schedule of future minimum payments under operating leases as of October 31, 2022:

2023	$27,124
2024	8,486
Total lease payments	35,610
Less: imputed interest	(1,648)
Total operating lease liabilities, net of interest	$33,962

NOTE 7 – CONVERTIBLE LOANS

In June 2018 and August 2019, the Company entered into two Convertible Loan Agreements (the “First Batch CL Agreements”) with Ko Chang Wai Fong and Chih Lee Siow (together, the “First Batch Buyer”), respectively, of which Ko Chang Wai Fong is a related party of the Company as mentioned in Note 14. Under the First Batch CL Agreements, the First Batch Buyer agreed to purchase and the Company agreed to issue and sell, for up to an aggregate principal amount of $807 thousand, loans convertible ordinary shares of the Company (the “First Batch Loans”), which were received in cash by the Company. The First Batch CL Agreement provides that the First Batch Loans will bear an annual interest rate of five percent (5%) and that the conversion price per share equal 75% multiplied by the market price (as defined in the First Batch CL Agreements), representing a discount of 25%, and that each First Batch Loan will mature 27 and 12 months following the commencement date, respectively.

In August 2020, the First Batch CL Agreements were amended to provide that (i) the annual interest rate on the First Batch Loans should be changed to eight percent (8%) applicable from August 2020; and (ii) the First Batch Loans shall be extended to an extended maturity date in July 2023.

During the period from July 2020 to April 2022, the Company entered into additional five Convertible Loan Agreements (the “Second Batch CL Agreements”) with Hermsley Capital 1 Pty Ltd, Win Chance Holdings Limited and Shing Kong Limited (together, the “Second Batch Buyer”), of which Hermsley Capital 1 Pty Ltd is a related party of the Company as mentioned in Note 14. Under the Second Batch CL Agreements, the Second Batch Buyer agreed to purchase and the Company agreed to issue and sell, for up to an aggregate principal amount of $1,581 thousand, loans convertible ordinary shares of the Company (the “Second Batch Loans”), which were received in cash by the Company. The Second Batch CL Agreement provides that the Second Batch Loans will bear an annual interest rate of eight percent (8%) and that the conversion price per share equal 75% multiplied by the market price (as defined in the Second Batch CL Agreements), representing a discount of 25%, and that each Second Batch Loan will mature 24 to 36 months following the commencement date.

On October 31, 2022, the parties to the First Batch CL Agreements and Second Batch CL Agreements amended the agreements, so that (i) the conversion rights were irrevocably and unconditionally waived by the First Batch Buyer and Second Batch Buyer; and (ii) one of the First Batch Loans and three of the Second Batch Loans shall be amended to an amended maturity date ranging from July 3 to July 31, 2023, the maturity date of the remaining Convertible Loan Agreements stay the same (the “Contract Modification”).

F-38

NOTE 7 – CONVERTIBLE LOANS (CONTINUED)

Conversion feature

In accordance with ASC 815-15-25 the conversion feature was considered embedded derivative instruments and is to be recorded at its fair value separately from the convertible loans, within current liabilities in the Company’s balance sheet. The conversion component is then marked to market each reporting period with the resulting gains or losses shown in the consolidated statements of operations.

The fair value of the conversion feature (hereafter “Convertible Component”) as of October 30, 2022 (the date immediately prior to the Contract Modification date of October 31, 2022) and April 30, 2022 was estimated using partial differential equations, specifically the Crank-Nicolson finite-difference method to compute the Convertible Component’s fair value. The assumptions used to perform the Crank-Nicolson finite-difference model are detailed below:

	October 30, 2022	April 30, 2022
Expected volatility (%)	58.96 – 82.06	61.62 – 75.43
Risk-free interest rate (%)	3.79 – 4.54	1.59 – 2.81
Contractual term (years)	0.13 – 2.01	0.63 – 2.51
Probability for the next equity financing (%)	5.00	5.00
Convertible loans amount ($)	2,682,482	2,698,292
Fair value of the conversion feature ($)	57,634	62,726

Convertible loans

The loans amount, net of the Conversion Component (hereafter “convertible loans”), are $785,820 and $1,527,159 as of the agreement date for the First Batch Loans and Second Batch Loans, respectively. The convertible loans are accounted for according to the effective interest method.

Effective interest expense on the convertible loans totaled $110,350 and $93,657 during the six months ended October 31, 2022 and 2021, respectively.

As mentioned above, on October 31, 2022, the term of the First Batch CL Agreements and Second Batch CL Agreements were changed following the Contract Modification. The Company concluded that the Contract Modification does not constitute a trouble debt restructuring. Thereafter, the Company applied the guidance in ASC 470-50, Modifications and Extinguishments. The accounting treatment is determined by whether terms of the new debt and original debt are substantially different.

The new debt and the old debt are considered “substantially different” pursuant to ASC 470-50. Such an assessment is done by management either quantitatively (i.e. when the present value of the cash flows under the new debt instrument terms is at least 10% different from the present value of the remaining cash flows under the original instrument terms) or qualitatively based on the facts and circumstances of each transaction. If the original and new debt instruments are substantially different, the original debt is derecognized and the new debt should be initially recorded at fair value, with the difference recognized as an extinguishment gain or loss. Based on the facts and circumstances, the Company concluded (as an accounting policy election) that because the accounting for the conversion option has changed after the modification or exchange, the new debt was fundamentally different from the original debt and therefore, should be accounted for as an extinguishment.

The extinguishment resulted in a gain of $163,500 during the six months ended October 31, 2022.

F-39

NOTE 7 – CONVERTIBLE LOANS (CONTINUED)

The fair value of the new debts was estimated using the discounted cash flow model. The assumptions used to perform the calculations are detailed below:

October 31, 2022
Risk-free interest rate (%)	4.49 – 4.62
Contractual term (years)	0.67 – 2.00
Fair value of the new debts ($)	2,576,616

NOTE 8 – EQUITY

The equity of the Company as of October 31 and April 30, 2022 represents 20,000,000,000 ordinary shares authorized, 10,000,000 ordinary shares issued and outstanding with a par value of $0.000001 per share, amounting to $10. The subdivision of 1,000 shares to 10,000,000 shares on February 22, 2023 was retroactively applied as if the transaction occurred at the beginning of the period presented.

NOTE 9 – EMPLOYEE BENEFIT PLANS

HK SAR

The Company has a defined contribution pension scheme for its qualifying employees. The scheme assets are held under a provident fund managed by an independent fund manager. The Company and its employees are each required to make contributions to the scheme calculated at 5% of the employees’ basic salaries on monthly basis.

PRC

As stipulated by the regulations of the PRC, full-time employees of the Company are entitled to various government statutory employee benefit plans, including medical insurance, maternity insurance, workplace injury insurance, unemployment insurance, pension benefits and housing provident fund through a PRC government-mandated multi-employer defined contribution plan. The Company is required to make contributions to the plan and accrues for these benefits based on certain percentages of the qualified employees’ salaries.

Switzerland

The Company has a defined contribution pension scheme for its qualifying employees. The Company and its employees are each required to make contributions to the scheme calculated at 5.30% of the employees’ basic salaries on monthly basis.

F-40

NOTE 10 – PROVISION FOR INCOME TAXES

Cayman Islands

BioLingus (Cayman) Limited are incorporated in the Cayman Islands and are not subject to tax on income or capital gains under current Cayman Islands law. In addition, upon payment of dividends by these entities to the shareholders, no Cayman Islands withholding tax will be imposed.

British Virgin Islands

BioLingus (BVI) Limited are incorporated in the British Virgin Islands and are not subject to tax on income or capital gains under current British Virgin Islands law. In addition, upon payments of dividends by these entities to their shareholders, no British Virgin Islands withholding tax will be imposed.

HK SAR

On March 21, 2018, the HK SAR Legislative Council passed The Inland Revenue (Amendment) (No. 7) Bill 2017 (the “Bill”) which introduces the two-tiered profits tax rates regime. The Bill was signed into law on March 21, 2018 and was gazetted on the following day. Under the two-tiered profits tax rates regime, the first HK$2 million of profits of the qualifying group entity will be taxed at 8.25%, and profits above HK$2 million will be taxed at 16.5%. The profits of group entities not qualifying for the two-tiered profits tax rates regime will continue to be taxed at a flat rate of 16.5%.

Accordingly, the HK SAR profits tax is calculated at 8.25% on the first HK$2 million of the estimated assessable profits and at 16.5% on the estimated assessable profits above HK$2 million.

No provision for Hong Kong Profits Tax has been made for the periods ended October 31, 2022 and 2021 as the Company did not generate any assessable profits arising in Hong Kong during these two periods.

PRC

Under the PRC Enterprise Income Tax Law (the “EIT Law”), the standard enterprise income tax rate for domestic enterprises and foreign invested enterprises is 25%. In January 2019, the State Administration of Taxation provides a preferential corporate income tax rate of 20% and an exemption ranged from 50% to 75% in the assessable taxable profits for entities qualified as small-size enterprises (the exemption range has been changed to from 50% to 87.5% for the period from January 1, 2021 to December 31, 2022, then the exemption range has been changed to from 75% to 87.5% for the period from January 1, 2022 to December 31, 2024). The policy is effective for the period from January 1, 2019 to December 31, 2024.

No provision for enterprise income tax has been made for the periods ended October 31, 2022 and 2021 as the Company did not generate any assessable profits arising in the PRC during these two periods.

Switzerland

Swiss corporate income tax has been provided for at the rate of 8.5% in Federal Government and 6.00% in local government on estimated profits for the period.

No provision for Swiss corporate income tax has been made for the periods ended October 31, 2022 and 2021 as the Company did not generate any assessable profits arising in Switzerland during these two periods.

F-41

NOTE 11 – SEGMENT REPORTING

All the Company’s long-lived assets, which consist of operating lease right-of-use assets, are located in the PRC. Hence, no analysis by geographical area of long-lived asset information is provided.

NOTE 12 – LOSS PER SHARE

The following table sets forth the computation of basic and diluted loss per share attributable to ordinary shareholders (in US dollars, except number of share):

	October 31,
	2022	2021

Numerator:
Net loss attributable to ordinary shareholders	$(81,460)	$(913,971)

Denominator:
Weighted average shares outstanding	10,000,000	10,000,000

Loss per share – Basic and diluted	$(0.01)	$(0.09)

The following outstanding shares of potentially dilutive convertible loans were excluded from the computation of diluted loss per share attributable to ordinary shareholders for the periods presented because including them would have been anti-dilutive:

	October 31,
	2022		2021

Convertible loans	7,050,887	*	6,326,124	*

Denominator:
Weighted average shares outstanding	17,050,887		16,326,124

Loss per share – anti-diluted	$(0.00)		$(0.06)

* The number of outstanding shares of potentially dilutive convertible loans was calculated by assuming a market price of $0.5 per share and the conversion price per share equal 75% multiplied by the market price. The number of outstanding shares of potentially dilutive convertible loans would be more/less than 7,050,887 shares as of October 31, 2022 by assuming a market price of $0.2 per share/$0.8 per share, respectively; and the conversion price per share equal 75% multiplied by the market price. Thus, including outstanding shares of potentially dilutive convertible loans in the computation of diluted loss per share attributable to ordinary shareholders would have been anti-dilutive which is independent of the assuming market price.

NOTE 13 – RISKS

A.	Credit risk

Bank balances

The credit risk on liquid funds is limited because the counterparties are banks with high credit ratings assigned by international credit-rating agencies. The Company is exposed to concentration of credit risk on liquid funds which are deposited with several banks with high credit ratings.

Deposits and other receivables

The Company assessed the impairment for its other receivables individually based on internal credit rating and ageing of these debtors which, in the opinion of the directors, have no significant increase in credit risk since initial recognition. Based on the impairment assessment performed by the Company, the directors consider the loss allowance for deposits and other receivables as of October 31 and April 30, 2022 is $229 and $321, respectively.

B.	Interest risk

Cash flow interest rate risk

The Company is exposed to cash flow interest rate risk through the changes in interest rates related mainly to the Company’s variable-rates bank balances.

The Company currently does not have any interest rate hedging policy in relation to fair value interest rate risk and cash flow interest rate risk. The directors monitor the Company’s exposures on an ongoing basis and will consider hedging the interest rate should the need arises

Sensitivity analysis

The Company’s exposure to the risk of changes in cash flow interest rate relates primarily to the Company’s bank balances with floating interest rates.

The sensitivity analysis below has been determined assuming that a change in interest rates had occurred at the end of the reporting period and had been applied to the exposure to interest rates for financial instruments in existence at that date. 1% increase or decrease is used when reporting interest rate risk internally to key management personnel and represents management’s assessment of the reasonably possible change in interest rates.

If interest rates had been 1% higher or lower and all other variables were held constant, the Company’s post tax loss for the six months ended October 31, 2022 and 2021 would have decreased or increased by approximately $985 and $268, respectively.

C.	Foreign currency risk

Foreign currency risk is the risk that the holding of foreign currency assets will affect the Company’s financial position as a result of a change in foreign currency exchange rates.

F-42

NOTE 13 – RISKS (CONTINUED)

The Company’s monetary assets and liabilities are mainly denominated in HK$, RMB and CHF, which are the same as the functional currencies of the relevant group entities. Hence, in the opinion of the directors of the Company, the currency risk of $ is considered insignificant. The Company currently does not have a foreign currency hedging policy to eliminate the currency exposures. However, the directors monitor the related foreign currency exposure closely and will consider hedging significant foreign currency exposures should the need arise.

D.	Economic and political risks

The Company’s operations are mainly conducted in Switzerland and to a lesser extent, HK SAR and the PRC. Accordingly, the Company’s business, financial condition, and results of operations may be influenced by changes in the political, economic, and legal environments in Switzerland, HK SAR and the PRC.

The Company’s operations in Switzerland, HK SAR and the PRC are subject to special considerations and significant risks not typically associated with companies in North America and Western Europe. These include risks associated with, among others, the political, economic and legal environment and foreign currency exchange. The Company’s results may be adversely affected by changes in the political and social conditions in Switzerland, HK SAR and the PRC, and by changes in governmental policies with respect to laws and regulations, anti-inflationary measures, currency conversion, remittances abroad, and rates and methods of taxation, among other things.

E.	Inflation Risk

Management monitors changes in prices levels. Historically inflation has not materially impacted the Company’s unaudited condensed consolidated financial statements; however, significant increases in the price of labor that cannot be passed to the Company’s customers could adversely impact the Company’s results of operations.

NOTE 14 – RELATED PARTY TRANSACTIONS

The summary of amounts due from and due to related parties as the following:

		2022
		October 31	April 30
Due from a related party consist of the following:
BioLingus IP II GmbH	Due from a related party	$-	$21,988

Due to related parties consist of the following:
Alpinium GmbH	Borrowings	22,262	22,863
BioLingus IP II GmbH	Due to a related party	23,030	-
Ko Chang Wai Fong	Convertible loans	314,291	318,164
Hermsley Capital 1 Pty Ltd	Convertible loans	586,865	592,645
Sai Ying Thomas Ko	Due to a related party	2,943,904	3,052,841
Yves Decadt	Due to a related party	389,890	386,343
Didier Coquoz	Due to a related party	2,091	2,117
Leslie Yu	Due to a related party	369,264	311,374
Leslie Yu	Accrued salary	30,791	24,527
		$4,682,388	$4,710,874

F-43

NOTE 14 – RELATED PARTY TRANSACTIONS (CONTINUED)

As of October 31 and April 30, 2022, the amount due to/from BioLingus IP II GmbH, a company controlled by Sai Ying Thomas Ko, Yves Decadt and Didier Coquoz, shareholders of the Company, is $23,030 and $21,988, respectively, and are unsecured, interest free and have no fixed terms of repayment.

The balance consists of the following:

	October 31, 2022	April 30, 2022

Due (to) from a related party	$(23,030)	$22,163
Less: allowance for expected credit loss	-	(175)
	$(23,030)	$21,988

	October 31, 2022	April 30, 2022

Balance at beginning of the period/year	$(175)	$(508)
Reversal of provision	175	319
Effect of currency translation adjustment	-	14
Ending balance	$-	$(175)

As of October 31 and April 30, 2022, the amount due to Alpinium GmbH, a company controlled by Yves Decadt, is $22,262 and $22,863, respectively, and is interest-bearing at 0.25% per annum, unsecured and repayable on demand.

On June 1, 2018, Ko Chang Wai Fong, the mother of Sai Ying Thomas Ko, agreed to purchase, for up to a principal amount of $256 thousand, loans convertible ordinary shares of the Company with an original 27 month maturity date. The loan bears an annual interest rate of five percent (5%) and that the conversion price per share equal 75% multiplied by the market price (as defined in the First Batch CL Agreements), representing a discount of 25%. On August 30, 2020, the loan was amended to provide that (i) the annual interest rate should be changed to eight percent (8%) applicable from August 30, 2020; and (ii) the loan shall be extended to an extended maturity date on July 30, 2023. On October 31, 2022, the loan was further amended, so that (i) the conversion right was irrevocably and unconditionally waived by Ko Chang Wai Fong; and (ii) the loan shall be amended to an amended maturity date on July 31, 2023. Effective interest expense of $10,492 and $9,829 was recognized during the six months ended October 31, 2022 and 2021, respectively.

On July 1, 2020, November 1, 2021 and April 22, 2022, Hermsley Capital 1 Pty Ltd, a company controlled by Sai Ying Thomas Ko and his son, Byron William Ko, agreed to purchase, for up to an aggregate principal amount of $555 thousand, loans convertible ordinary shares of the Company with an original 24 to 36 month maturity date. The loans bear an annual interest rate of eight percent (8%) and that the conversion price per share equal 75% multiplied by the market price (as defined in the Second Batch CL Agreements), representing a discount of 25%. On October 31, 2022, the loans were amended, so that (i) the conversion rights were irrevocably and unconditionally waived by Hermsley Capital 1 Pty Ltd; and (ii) one of the loans shall be amended to an amended maturity date on July 31, 2023 and the maturity date of the remaining loans stay the same. Effective interest expense of $25,386 and $13,273 was recognized during the six months ended October 31, 2022 and 2021, respectively.

As of October 31 and April 30, 2022, the amounts due to Sai Ying Thomas Ko, one of the directors and shareholders of the Company, are $2,943,904 and $3,052,841, respectively, and are unsecured, interest free and have no fixed terms of repayment.

As of October 31 and April 30, 2022, the amounts due to Yves Decadt, one of the directors and shareholders of the Company, are $389,890 and $386,343, respectively. The balances of $379,527 and $375,980 as of October 31 and April 30, 2022, respectively, are interest-bearing at 0.25% per annum, unsecured, and have no fixed terms of repayment. The remaining balances of $10,363 and $10,363 as of October 31 and April 30, 2022, respectively, are unsecured, interest free and have no fixed terms of repayment. Interest expense of $547 was recognized during the six months ended October 31, 2022.

As of October 31 and April 30, 2022, the amounts due to Didier Coquoz, one of the shareholders of the Company, is $2,091 and $2,117, respectively, and are unsecured, interest free and have no fixed terms of repayment.

As of October 31 and April 30, 2022, the amount due to Leslie Yu, one of the general manager of BL BJ, is $369,264 and 311,374, respectively; and the accrued salary due to Leslie Yu is $30,791 and $24,527, respectively; and are unsecured, interest free and have no fixed terms of repayment.

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NOTE 14 – RELATED PARTY TRANSACTIONS (CONTINUED)

In addition to the transactions and balances detailed elsewhere in these unaudited condensed consolidated financial statements, the Company had the following transactions with related parties:

	October 31, 2022	October 31, 2021

License income from BioLingus IP II GmbH	$19,367	$22,018

NOTE 15 – IMPACT OF COVID-19

The Coronavirus Disease 2019 (“COVID-19”) pandemic has negatively impacted the global economy, disrupted consumer spending and global supply chains, and created significant volatility and disruption of financial markets. We have experienced some resulting disruptions to our business operations, and we expect the COVID-19 pandemic could have a material adverse impact on our business and financial performance.

Due to ongoing recession caused by the COVID-19 Pandemic, the Company’s business is likely to be adversely impacted. The effects of recession can also increase economic instability with our vendors.

NOTE 16 – SUBSEQUENT EVENTS

The Company evaluates subsequent events that have occurred after the balance sheet date but before the financial statements are issued. There are two types of subsequent events: (1) recognized, or those that provide additional evidence with respect to conditions that existed at the dates of the balance sheets, including the estimates inherent in the process of preparing financial statements, and (2) non-recognized, or those that provide evidence with respect to conditions that did not exist at the date of the balance sheet but arose subsequent to that date. The Company has analyzed its operations subsequent to October 31, 2022 to the date of March 28, 2023, these unaudited condensed consolidated financial statements were issued, there are not any material subsequent events that require disclosure in these unaudited condensed consolidated financial statements.

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PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 6. Indemnification of Directors and Officers

Cayman Islands law does not limit the extent to which a company’s articles of association may provide for indemnification of officers and directors, except to the extent any such provision may be held by the Cayman Islands courts to be contrary to public policy, such as to provide indemnification against civil fraud or the consequences of committing a crime.

Under our Amended Memorandum and Articles, which will become effective immediately prior to the completion of this offering, to the fullest extent permissible under Cayman Islands law every director and officer of our company shall be indemnified against all actions, proceedings, costs, charges, expenses, losses, damages or liabilities incurred or sustained by him in connection with the execution or discharge of his duties, powers, authorities or discretions as a director or officer of our company, including without prejudice to the generality of the foregoing, any costs, expenses, losses or liabilities incurred by him in defending (whether successfully or otherwise) any civil proceedings concerning our company or its affairs in any court whether in the Cayman Islands or elsewhere.

We may enter into Letters of Appointment with our directors pursuant to which we agreed to indemnify them against a number of liabilities and expenses incurred by such persons in connection with claims made by reason of their being a director.

We may purchase and maintain insurance in relation to any of our directors or officers against any liability asserted against the directors or officers and incurred by the directors or officers in that capacity.

Item 7. Recent Sales of Unregistered Securities

We were incorporated under the laws of the Cayman Islands on August 8, 2018 with the specific purpose to become the legal vehicle to go public in the U.S.

Set forth below is a tabular history of each issuance of shares from inception through present date:

Securities/Purchaser	Date of Issuance	Number of	Consideration
		Securities
Ordinary shares
Ogier Global Subscriber (Cayman) Limited	August 8, 2018	1	US$0.01 per share
Yves Decadt	June 4, 2019	47.5	US$0.01 per share
Sai Ying Thomas Ko	June 4, 2019	46.5	US$0.01 per share
Didier Coquoz	November 10, 2019	5.0	US$0.01 per share
Yves Decadt	January 13, 2020	427.5	US$0.01 per share
Sai Ying Thomas Ko	January 13, 2020	427.5	US$0.01 per share
Didier Coquoz	January 13, 2020	45.0	US$0.01 per share

The Company was initially authorized to issue up to a maximum of 2,000,000 Ordinary Shares of US$0.01 par value each, After a 1: 10, 000 forward stock share split on February 22, 2023, the authorized capital is now 20,000,000,000 shares with a par value of $0.000001 per share.

All of the Ordinary Shares were issued in reliance upon (i) the exemption contained in Section 4(a)(2) of the Securities Act, and Rule 506(b) of Regulation D promulgated thereunder, and applicable state securities laws, or (ii) the provisions of Regulation S promulgated under the Securities Act.

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Item 8. Exhibits and Financial Statement Schedules

Exhibits and Financial Statement Schedules

(a) Exhibits

The following exhibits are filed herewith or incorporated by reference in this prospectus:

EXHIBIT INDEX

Exhibit No.	Description
1.1**	Form of Underwriting Agreement
3.1*	Certificate of Incorporation of BioLingus (Cayman) Limited.
3.2*	Amended and Restated Memorandum and Articles of Association of BioLingus (Cayman)Limited.
4.1**	Registrant’s Specimen Certificate for Ordinary Shares
4.2**	Form of Representative’s Warrant
5.1**	Opinion of Ogier regarding the validity of the Ordinary Shares being registered
8.1**	Opinion of Ogier regarding certain Cayman Islands tax matters (included in Exhibit 5.1)
8.2**	Opinion of VISCHER AG, regarding certain Swiss tax matters (included in Exhibit 99.3)
8.3**	Opinion of Chungs Lawyers, regarding certain HK SAR tax matters. (included in Exhibit 99.4)
8.4**	Opinion of Beijing DeHeng Law Office, regarding certain PRC tax matters (included in Exhibit 99.5)
8.5**	Opinion of King & Wood Mallesons, regarding certain Australia tax matters (included in Exhibit 99.6)
10.1*	Employment Agreements between the Company and its executive officers
10.2*	Lease Agreements
10.3*	License Agreement with BioLingus II.
15.1*	Letter in Lieu of Consent for Review Report.
21.1*	Subsidiaries of the Registrant
23.1*	Consent of WWC, PC
23.2**	Consent of Ogier (included in Exhibit 5.1)
23.3**	Consent of VISCHER AG (included in Exhibit 8.2)
23.4**	Consent of Chungs Lawyers (included in Exhibit 8.3)
23.5**	Consent of Beijing DeHeng Law Office (included in Exhibit 8.4)
23.6**	Consent of King & Wood Mallesons (included in Exhibit 8.5)
99.1*	Code of Business Conduct and Ethics of the Registrant
99.2**	Opinion of Ogier, as to certain matters under Cayman Islands law (included in Exhibit 5.1)
99.3**	Opinion of VISCHER AG, as to certain matters under Swiss law
99.4**	Opinion of Chungs Lawyers, as to certain matters under HK SAR law
99.5**	Opinion of Beijing DeHeng Law Office, as to certain matters under PRC law
99.6**	Opinion of King & Wood Mallesons, as to certain matters under Australia law
99.7*	Audit Committee Charter
99.8*	Compensation Committee Charter
99.9*	Nominating and Corporate Governance Committee Charter
99.10*	Consent of Chi Kan Kwok
99.11*	Consent of Keith Hon Kee Lau
99.12*	Consent of Tuck Seng Low

* Filed herewith.

** To be filed by amendment.

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(b) Financial Statement Schedules

Schedules have been omitted because the information required to be set forth therein is not applicable or is shown in the unaudited condensed consolidated financial statements or the Notes thereto.

Item 9. Undertakings

The undersigned registrant hereby undertakes to provide to the Underwriter at the closing specified in the placement agreements certificates in such denominations and registered in such names as required by the Underwriter to permit prompt delivery to each purchaser.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

The undersigned registrant hereby undertakes:

(1)	To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i)	To include any prospectus required by section 10(a)(3) of the Securities Act of 1933;

(ii)	To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) (§ 230.424(b) of this chapter) if, in the aggregate, the changes in volume and price represent no more than 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement.

(iii)	To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

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(2)	That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3)	To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(4)	To file a post-effective amendment to the registration statement to include any financial statements required by “Item 8.A. of Form 20-F (17 CFR 249.220f)” at the start of any delayed offering or throughout a continuous offering and such other information necessary to ensure that all other information in the prospectus is at least as current as the date of those financial statements.

(5)	That, for the purpose of determining liability of the registrant under the Securities Act of 1933 to any purchaser in the initial distribution of the securities: The undersigned registrant undertakes that in a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

(i)	Any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424 (§ 230.424 of this chapter);

(ii)	Any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant;

(iii)	The portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and

(iv)	Any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.

(6)	That, for purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b) (1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(7)	That, for the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

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SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form F-1 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the Hong Kong SAR, People’s Republic of China, on March 29, 2023.

BIOLINGUS (CAYMAN) LIMITED

By:	/s/ Yves Decadt
Yves Decadt
Chief Executive Officer
(Principal Executive Officer)

/s/Chun Pong Hui
Chun Pong Hui
Chief Financial Officer
Principal Accounting and Financial Officer

KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below does hereby constitute and appoint Yves Decadt and                    as his true and lawful attorney-in-fact and agent, with full power of substitution and re-substitution, for him and in his name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this registration statement and sign any registration statement for the same offering covered by this registration statement that is to be effective upon filing pursuant to Rule 462(b) promulgated under the Securities Act of 1933, as amended and all post-effective amendments thereto and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in connection therewith and about the premises, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or any of them, or their or his substitutes or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, as amended, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Capacity	Date

/s/ Yves Decadt	Chief Executive Officer	March 29, 2023
Yves Decadt	(Principal Executive Officer)

/s/ Chun Pong Hui	Chief Financial Officer	March 29, 2023
Chun Pong Hui	(Principal Accounting and Financial Officer)

/s/ Yves Decadt	Chairman and Director	March 29, 2023
Yves Decadt

/s/Sai Ying Thomas Ko	Director	March 29, 2023
Sai Ying Thomas Ko

/s/	Director	March 29, 2023

/s/	Director	March 29, 2023

SIGNATURE OF AUTHORIZED REPRESENTATIVE IN THE UNITED STATES

Pursuant to the Securities Act of 1933 as amended, the undersigned, the duly authorized representative in the United States of America, has signed this registration statement thereto in New York, NY on March 29, 2023.

Sichenzia Ross Ference LLP

By:	/s/ Benjamin Tan
Name:	Benjamin Tan
Title:	Partner

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